As filed with the Securities and Exchange Commission on July 30, 2015.

Registration No. 333-205274

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Amplify Snack Brands, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2000	47-1254894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 West 5th Street, Suite 1350

Austin, Texas 78701

512.600.9893

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas Ennis

Chief Executive Officer

Amplify Snack Brands, Inc.

500 West 5th Street, Suite 1350

Austin, Texas 78701

512.600.9893

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon M. Herzog, Esq. Bradley C. Weber, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 617.570.1000	LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 212.474.1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 30, 2015

15,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of Amplify Snack Brands, Inc. All of the shares of common stock are being sold by the selling stockholders, which include certain of our directors and officers, identified in this prospectus. Amplify Snack Brands, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “BETR”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, are eligible for certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” on page 8 and “Risk Factors” on page 22 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Selling Stockholders (Before expenses)	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have the option to purchase up to an additional 2,250,000 shares from the selling stockholders at the initial price to the public less the underwriting discount. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015 through the book-entry facilities of The Depository Trust Company.

Goldman, Sachs & Co.	Jefferies	Credit Suisse

SunTrust Robinson Humphrey

William Blair	Piper Jaffray

Prospectus dated                     , 2015

Amplify
SNACK BRANDS

SKINNY POP POPCORN
BLACK PEPPER
WHITE CHEDDAR
SWEET

SKINNY POP POPCORN

PAQUI TORTILLA CHIPS
Homemade Happiness

PAQUI TORTILLA CHIPS
ORIGINAL DELIGHTS
HAUNTED GHOST PEPPER

Prospectus

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless otherwise specified or the context requires otherwise:

The terms “we”, “us”, “our” and the “Company” mean Amplify Snack Brands, Inc., which is currently a wholly-owned subsidiary of Topco, and its consolidated subsidiaries;

The term “All Commodity Volume” or “ACV” means the measurement of a product’s distribution (or distribution on promotion) weighted by the overall dollar retail sales attributable to the retail location distributing such product; a retail location would be counted as having sold the product or product group if at least one unit of the product was scanned for sale within the relevant time period; we believe this metric provides a measurement of retail penetration that takes into account the importance of selling through retail locations with higher overall retail sales volumes;

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The terms “Better-For-You” or “BFY” are industry terms not defined by the Food and Drug Administration and refer to foods that have some characteristics that cause consumers to view them as a healthier alternative to conventional food products; there is not a single definition of Better-For-You and we believe each individual customer may view Better-For-You characteristics differently, but common characteristics may include one or more of the following: products that are lower in salt, products that are lower in sugar, products that are lower in fat, products that are made without ingredients containing genetically modified organisms (or GMOs), products made with fewer ingredients, products made with simpler ingredients, products made with more recognizable ingredients, products that are organic, products that are viewed as natural, products that do not include artificial ingredients, preservatives or flavors, products that are major allergen-free, products that are Kosher, products that are vegetable-based, products that are vegan or products that are gluten-free;

The term “Corporate Reorganization” means the series of transactions as described under the heading “Corporate Reorganization”;

The term “December 2014 Special Dividend” means the $50.0 million of borrowings under our term loan under our credit agreement and the subsequent distribution of $59.8 million we paid to Topco in December 2014, which then distributed such amount to its members, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Sponsor Acquisition and Subsequent Financings”;

The term “Founder Contingent Compensation” means our agreement, made in connection with the Sponsor Acquisition and memorialized in the Founders’ ongoing employment agreements, to (i) pay each of the Founders $10 million of additional cash consideration in 2016 ($20 million in the aggregate), based on the Company’s achievement of certain contribution margin benchmarks during the year ending December 31, 2015 (a total of $1.5 million of which additional consideration has been pre-paid to the Founders as of the date of this prospectus), and (ii) make further payments contingent on, and equal to 100% of the value of, the potential future tax savings to the Company associated with the deductibility of the payments under these agreements, which we estimate could result in additional payments to the Founders in amounts of up to $6.8 million; we expect to be required to make the full amount of the remaining payments in cash in 2016;

The term “Founders” means Andrew S. Friedman and Pamela L. Netzky, the founders of the business currently conducted by SkinnyPop Popcorn LLC;

The term “May 2015 Special Dividend” means the $22.5 million of borrowings under our term loan and revolving credit loan under our credit agreement and the subsequent distribution of $22.3 million we paid to Topco in May 2015, which then distributed such amount to its members, as described in

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—The

Sponsor Acquisition and Subsequent Financings”;

The term “Paqui” means Paqui LLC, a Texas limited liability company and wholly-owned subsidiary of SkinnyPop Popcorn LLC, which was acquired in April 2015;

The term “Performance Bonus Payments” means our payment, which is conditional on the completion of this offering, of $500,000, $350,000 and $300,000 to Messrs. Ennis, Goldberg and Shiver, respectively, and $350,000 to be allocated to other employees of the Company.

The term “Predecessor” means the business of SkinnyPop Popcorn LLC prior to the Sponsor Acquisition;

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The term “Pro Forma Year Ended December 31, 2014 (Unaudited)” means the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 giving pro forma effect to the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend as if such transactions had occurred on January 1, 2014, as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, which section includes a comparative presentation showing all pro forma adjustments made to our historical statements of income for the Predecessor and Successor periods in accordance with the rules and regulations of the SEC. See “Unaudited Pro Forma Condensed Consolidated Financial Information”.

The term “retail location” means, as used in the determination of All Commodity Volume and Total Distribution Points by an industry source, a retail location (such as a store) that is counted in databases of that industry source and where a product has sold at least once in the applicable time period being measured;

The term “sales velocity” means the total product retail sales per million dollars of annual ACV of retail locations selling the product; we believe this metric is relevant to understanding our business because it represents the retail sales efficiency for a product in relation to its distribution; using the ACV of stores selling a product means this measure controls for store size, and can be used to determine how well a product sold while controlling for weighted distribution;

The term “SkinnyPop” means either the entity SkinnyPop Popcorn LLC or our product line and brand, SkinnyPop Popcorn, as the context requires;

The term “Sponsor” or “TA Associates” means investment funds affiliated with TA Associates Management, L.P. and its affiliates, a leading growth private equity firm;

The term “Sponsor Acquisition” means the series of transactions that were consummated in July 2014 pursuant to which (1) SkinnyPop Popcorn LLC became a wholly-owned subsidiary of the Company by way of a merger and (2) SkinnyPop Popcorn LLC was thereafter converted from an Illinois limited liability company into a Delaware limited liability company;

The term “Successor” means the business of the Company and its consolidated subsidiaries, including SkinnyPop Popcorn LLC, following the Sponsor Acquisition;

The term “Topco” means TA Topco 1, LLC, a Delaware limited liability company, which is the top parent entity of our business prior to the consummation of the Corporate Reorganization; and

The term “Total Distribution Points” or “TDPs” means the distribution of a brand (or “product aggregate”) while taking into account the number of retail locations and Universal Product Codes, or UPCs, selling within that brand or aggregate; the calculation is the sum of ACV across UPCs, and we believe this metric provides a relative indication of retail penetration factoring in both UPC count and retailer size.

Amounts and percentages appearing in this prospectus have been rounded to the amounts shown for convenience of presentation. Accordingly, the total of each column of amounts may not be equal to the total of the relevant individual items. All references to our business and products prior to April 2015 refer only to SkinnyPop. The Predecessor and Successor financial data has been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance.

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INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by Mintel Group Ltd, or Mintel, Nielsen Holdings N.V., or Nielsen, and Information Resources, Inc., or IRI, or other publicly available information, as well as other information based on internal sources. Unless we indicate otherwise, the information contained herein from IRI is based in part on data reported through its Syndicated Market Advantage service of retail sales, market share, category and other data for categories and segments of U.S. brands and outlets that have or sell products with attributes of Salty Snacks and Popcorn/Popcorn oil for the years 2010 to 2014. This information is interpreted solely by us, and is neither all-inclusive nor guaranteed by IRI. Without limiting the generality of the foregoing, specific data points from IRI may vary considerably from other information sources. Although we believe that the third-party sources referred to in this prospectus are reliable and the information generated internally is accurate, neither we nor the underwriters nor the selling stockholders have independently verified any of the information from third-party sources. While we are not aware of any misstatements regarding any information presented in this prospectus, estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our primary trademarks include “SKINNYPOP”, “SKINNYPACK”, “THE BIG SKINNY”, “PAQUI” and “DON’T WORRY BE PAQUI”, all of which are registered in the United States with the U.S. Patent and Trademark Office. Certain of our trademarks are also pending registration in Canada. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

Amplify Snack Brands is a high growth, snack food company focused on developing and marketing products that appeal to consumers’ growing preference for Better-For-You, or BFY, snacks. Our anchor brand, SkinnyPop, is a rapidly growing, highly profitable and market leading BFY ready-to-eat, or RTE, popcorn brand. Through its simple, major allergen-free and non-GMO ingredients, SkinnyPop embodies our BFY mission and has amassed a loyal and growing customer base across a wide range of food distribution channels in the United States. SkinnyPop’s continued success and robust financial characteristics, combined with our experienced and talented management team, position us to become an industry-leading BFY snacking company that capitalizes on the potential of great-tasting and high-quality BFY snack brands that we create and acquire. To that end, in April 2015, we acquired Paqui, an emerging BFY tortilla chip brand that has many of the same key taste and BFY attributes as SkinnyPop. Paqui allows us to leverage our infrastructure to help us grow into an adjacent snacking sub-segment with a second innovative BFY brand. We believe that our focus on building a portfolio of exclusively BFY snack brands differentiates us and will allow us to leverage our platform to realize material synergies across our family of BFY brands, as well as allow our retail customers to consolidate their vendor relationships in this large and growing category.

We target sizeable global and U.S. markets, with Nielsen estimating global retail snack sales to be in excess of $370 billion and North American retail snack sales in excess of $120 billion for the twelve months ended March 31, 2014. We estimate the U.S. salty snack segment to be approximately $18 billion in annual retail sales and that it will grow approximately 3% to 4% per year through 2019. To date, our focus has been on developing brands in the rapidly growing BFY sub-segment of salty snacks. We believe that within the salty snack segment, BFY-focused brands are taking share from conventional brands, and we estimate that BFY-focused brands experienced aggregate growth in excess of 10% in 2014. We believe a variety of favorable consumer trends, including a greater focus on health and wellness, increased consumption of smaller, more frequent meals throughout the day and a strong preference for convenient BFY products, will continue to drive both strong overall snacking growth as well as the continued outperformance of BFY products within the overall market. Over time, we expect to explore the development and acquisition of additional BFY brands within other U.S. and global segments of the overall snacking market.

Our SkinnyPop brand, established in 2010, embodies our BFY mission while also providing rapid revenue and earnings growth, robust and steady margins, and strong cash flows to help facilitate further investments in organic and inorganic growth opportunities. We believe SkinnyPop continues to take meaningful market share from a variety of sizeable sub-segments of the overall U.S. salty snack segment, although the brand competes most directly in the RTE popcorn sub-segment of salty snacks. The overall U.S. popcorn sub-segment is estimated at $1.9 billion in 2014 and grew 8.1% over the prior year. The $966 million RTE popcorn sub-segment is the fastest growing sub-segment within U.S. salty snacks, growing at a compound annual growth rate of 14.6% since 2010. Within RTE popcorn,

SkinnyPop was the fastest growing brand of scale in 2014, increasing its share of the sub-segment by 6.5 percentage points to 12.1% and accounting for more than 40% of total sub-segment growth. SkinnyPop’s growth has been driven by continued gains in both distribution and sales velocity. Between 2012 and 2014, SkinnyPop’s sales velocity accelerated from $48 to $141, even as ACV increased from 17% to 52% over the same period, underscoring the brand’s ability to grow store level productivity even as we increased the number of retail locations where SkinnyPop is available. Despite our recent growth and a market-leading BFY presence, we believe significant opportunities remain for continued growth. For example, as of December 31, 2014, SkinnyPop’s household penetration, which represents the percentage of households that have purchased SkinnyPop over the prior 52 weeks, stood at 5.2% compared to an average of approximately 22.7% for the top 25 salty snack brands by dollar retail sales according to IRI data. SkinnyPop also has the opportunity to grow by increasing its product range in stores where the brand already has some existing presence. Our products are offered in the natural and conventional grocery, drug, convenience, club and mass merchandise channels. At December 31, 2014, our Total Distribution Points stood at approximately 136, versus an average of 919 TDPs for the top 25 leading salty snack brands. We plan to continue to grow SkinnyPop by increasing its distribution, household penetration, product offerings per retail location and sales velocity, all of which will be supported by increasing brand awareness, new product introductions and favorable consumer trends.

Total Distribution Points(1)

(1)	Total Distribution Points is an IRI metric used to illustrate the distribution of a brand while taking into account the number of UPCs selling within that brand. TDPs are not determined by reference to any GAAP financial measure over any period.
(2)	The top 25 salty snack brands are those brands with the highest dollar retail sales in 2014 according to IRI data.

Company Growth and Performance

We have experienced strong financial performance over the past several years, including:

•	Net sales increased from $55.7 million in the year ended December 31, 2013 to $132.4 million in the Pro Forma Year Ended December 31, 2014 (Unaudited), representing growth of 137.6%, and increased from $61.2 million in the six months ended June 30, 2014 to $91.6 million in the six months ended June 30, 2015, representing growth of 49.8%;

•	Consistent gross profit and Adjusted EBITDA (as defined below) margins of 58.6% and 44.5%, respectively, for the year ended December 31, 2013, 56.1% and 44.2%, respectively, for the

Pro Forma Year Ended December 31, 2014 (Unaudited), 56.3% and 46.9%, respectively, for the six months ended June 30, 2014, and 55.8% and 41.5%, respectively for the six months ended June 30, 2015;

•	Net income under GAAP decreased from $24.8 million in the year ended December 31, 2013 to $13.6 million for the Pro Forma Year Ended December 31, 2014 (Unaudited), representing a decrease of 45%, and decreased from $28.6 million for the six months ended June 30, 2014 to $8.5 million for the six months ended June 30, 2015, representing a decrease of 70.4%;

•	Adjusted EBITDA increased from $24.8 million in the year ended December 31, 2013 to $58.5 million in the Pro Forma Year Ended December 31, 2014 (Unaudited), representing growth of 136.0% and increased from $28.7 million in the six months ended June 30, 2014 to $38.0 million in the six months ended June 30, 2015, representing growth of 32.7%; and

•	Cash from operating activities was $26.3 million for the Predecessor period from January 1, 2014 to July 16, 2014, $12.7 million for the Successor period from July 17, 2014 to December 31, 2014 and $25.5 million for the six months ended June 30, 2015 and operating cash flow less capital expenditures was $26.1 million for the Predecessor period from January 1, 2014 to July 16, 2014, $12.5 million for the Successor period from July 17, 2014 to December 31, 2014 and $25.2 million for the six months ended June 30, 2015, driven by our asset-light and outsourced manufacturing model, which requires low levels of capital investment.

The Adjusted EBITDA margin and certain other metrics set forth above are non-GAAP financial measures. See “—Summary Consolidated Financial and Other Data—Non-GAAP Financial Measures”.

Industry Overview

Nielsen estimates the global snack market, as of March 2014, was in excess of $370 billion in annual retail sales, and growing at 2% annually when adjusted for inflation. Sweet and salty snacks are among the largest segments in the overall snack market. The SkinnyPop and Paqui brands currently compete in the salty snack segment, which includes products such as potato chips, tortilla chips, popcorn, cheese snacks and pretzels. IRI and Mintel estimate that these sub-segments totaled approximately $21 billion and $18 billion in U.S. retail sales, respectively, in 2014. Mintel forecasts that sub-segments within the salty snacks segment will grow between 2.2% per year (pretzels) and 6.0% per year (popcorn) through 2019, with popcorn serving as the fastest growing product within salty snacks. While we do not currently offer products in the potato chip, cheese snack or pretzel sub-segments, we may consider entering these markets in the future. We believe leading BFY brands within the salty snack segment grew at a rate in excess of 10% in 2014, significantly outpacing overall salty snack segment growth in the United States.

IRI estimates that total retail sales of popcorn in the United States were approximately $1.9 billion for 2014. The RTE popcorn sub-segment grew by 22.6% in 2014 to approximately $966 million in retail sales, while the microwave popcorn sub-segment declined by 3.6% over the same period to $853 million in retail sales. Since 2010, the RTE popcorn sub-segment has grown at a compound annual growth rate of approximately 14.6%, making it the fastest growing sub-segment in salty snacks. We believe that this growth has largely been achieved by converting consumers from conventional salty snack products to RTE popcorn, as consumers become aware of the great taste and healthier characteristics offered by RTE popcorn. Some of the growth has also been achieved by consumers’ changing preference for RTE popcorn compared to traditional popcorn. RTE popcorn has emerged as a convenient, BFY snack in recent years, driven by both the overall BFY segment growth and improvements in product ingredients and packaging. We believe consumers are increasingly purchasing RTE popcorn because of their historical familiarity with traditional popcorn and because of consumer trends towards BFY snacks.

IRI estimates that total retail sales of tortilla chips in the United States have grown at a compound annual growth rate of 5.3% between 2010 and 2014 to $4.7 billion in 2014. Given the fragmented nature of the BFY tortilla chip sub-segment, we believe that there is a significant opportunity to create a market-leading and great-tasting BFY brand.

Beyond popcorn and tortilla chips, there are several other sizeable sub-segments within salty snacks such as potato chips, cheese snacks and pretzels at approximately $7.2 billion, $1.8 billion and $1.2 billion, respectively, in total retail sales in the United States in 2014 according to IRI data. There is a significant potential opportunity to grow sales across multiple large categories as consumers are increasingly substituting for BFY snacks within these categories. We believe that the growth of BFY snacks will continue to be supported by increased consumer focus on healthier lifestyles, and we believe that we are well positioned to benefit from these market trends and preferences in the coming years.

Our Competitive Strengths

We believe the continued growth and profitability of our company will be driven by the following competitive strengths:

•	Strong consumer appeal of our SkinnyPop Brand: The SkinnyPop brand is a leading RTE popcorn brand with strong consumer loyalty and one of the fastest growing brands in the entire salty snack segment. SkinnyPop’s BFY positioning is reinforced through our unique packaging, which communicates the key attributes of our brand including a simple, short ingredient list that is major allergen-free and contains only non-GMO ingredients. According to IRI data, SkinnyPop has the highest level of repeat purchase in the RTE popcorn sub-segment and one of the highest rates of repeat purchase relative to overall salty snacks segment leaders.

•	Highly attractive brand for retailers: SkinnyPop’s premium price point and strong sales velocities generate a high level of dollar profits relative to the shelf space our SkinnyPop products occupy, making these products highly attractive to a diverse set of retailers across various distribution channels.

•	Attractive financial profile: We have a strong financial profile characterized by net sales growth of 137.6% and 49.8%, gross profit margin of 56.1% and 55.8% and Adjusted EBITDA margin of 44.2% and 41.5% in the Pro Forma Year Ended December 31, 2014 (Unaudited) and the six months ended June 30, 2015, respectively. Our gross profit and Adjusted EBITDA margins have been consistent over time. We are also highly cash generative given our outsourced manufacturing model, which requires modest capital investment, and low net working capital.

•	BFY-focused snacking platform: With SkinnyPop as the anchor brand in our BFY-focused snacking platform, we believe that we will be able to increase our share of the large and growing global snack industry. We believe that, in addition to the strength of the SkinnyPop brand, we are well positioned to capitalize on several strengths as we continue to expand our platform:

•	Culture of innovation: Because of our focus and ability to identify innovative BFY brands and nurture them through our talented team and expanding infrastructure, we believe we are attractive to entrepreneurs who are looking for a strategic partner, as evidenced by our recent acquisition of Paqui.

•	Experienced management team: We have established a well-regarded, experienced management team who possess both entrepreneurial and classically-trained skill sets gained through their extensive branded consumer products experience.

•	Established infrastructure: We have the ability to leverage our sales force and strong relationships with our retail customers and distributors to help our brands gain distribution; leverage our operations team for improved demand planning and additional margin opportunities; and leverage our suppliers for purchasing and marketing resources for brand building.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

•	Expand distribution through new customer wins: We plan to capitalize on the strength of our SkinnyPop brand, positive market trends and our attractive retailer economics in order to penetrate new customers and increase the number of stores carrying our SkinnyPop and Paqui brands. Based on IRI data, management estimates that, as of December 31, 2014, SkinnyPop currently has less than 20% retail penetration within the more than 250,000 potential U.S. retail locations.

•	Continue to increase shelf space with existing customers: While SkinnyPop is highly attractive to retail customers given its premium price and attractive sales velocities, the average retail location carries only 2.3 of our UPCs per store compared to approximately 5.6 for our largest RTE popcorn competitors. We will continue to capitalize on our strong consumer appeal and attractive economics to retailers to increase UPCs per retailer and improve and increase our shelf space with both existing and new customers.

•	Continue to grow awareness and expand household penetration: Consumers who purchase SkinnyPop have a strong affinity for the brand as evidenced by our high level of repeat purchase. However, IRI data as of December 31, 2014 indicates that for that year, only 5.2% of households have purchased SkinnyPop compared to 22.7% of households purchasing the top 25 salty snack brands. We intend to increase our household penetration through marketing, including product sampling, social media tools and advertising, to educate consumers about our brands and benefits of our BFY snacks.

•	Continue product innovation and brand extensions: We intend to improve and strengthen our product offering by creating new and innovative flavors, packaging alternatives and additional products, while maintaining a focus on simple ingredients and BFY snacks that appeal to consumers.

•	Leverage platform to expand in attractive snacking categories: We intend to expand our business through the introduction of additional brands and products in the BFY snacking segment in order to generate incremental growth opportunities and synergies. We are actively looking to identify and evaluate new acquisition opportunities to complement our platform.

•	Pursue international expansion opportunities: According to Nielsen, North America represents approximately one-third of the global snacking market, and recent trends in North America, including a focus on BFY products, are becoming more prevalent globally. We believe our brands will resonate with consumers in markets outside North America.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	Changes in consumer preferences and discretionary spending may have a material adverse effect on our brand loyalty, net sales, results of operations and financial condition.

•	Consumers’ loyalty to our SkinnyPop brand may change due to factors beyond our control, which could have a material adverse effect on our business and operating results.

•	We rely on sales to a limited number of distributors and retailers for the substantial majority of our net sales, and the loss of one or more such distributors or retailers may harm our business.

•	Sales of a limited number of SkinnyPop products and flavors contributed all of our historical profitability and cash flow. A reduction in the sale of our SkinnyPop products would have a material adverse effect on our ability to remain profitable and achieve future growth.

•	We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our SkinnyPop products. The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

•	We do not have any contracts with our customers that require the purchase of a minimum amount of our products. The absence of such contracts could result in periods during which we must continue to pay costs and service indebtedness with reduced sales.

•	Because we rely on a limited number of raw materials to create our products and a limited number of third-party suppliers to supply our raw materials, we may not be able to obtain raw materials on a timely basis, at cost effective pricing or in sufficient quantities to produce our products.

•	Our SkinnyPop brand and reputation as a producer of BFY products may be diminished due to real or perceived quality or health issues with our products or a change in consumers’ perception of what is BFY itself, which could have an adverse effect on our business and operating results. BFY is an industry term and not defined by the Food and Drug Administration.

•	We rely, in part, on our third-party co-manufacturer to maintain the quality of our products. The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation.

•	Our gross profit and Adjusted EBITDA margins may be impacted by a variety of factors, including but not limited to variations in raw materials pricing, retail customer requirements and mix, sales velocities and required promotional support.

•	Period-to-period comparisons may not be meaningful given the Sponsor Acquisition of SkinnyPop by TA Associates in 2014 and may not be representative of our future performance.

•	A number of our products rely on independent certification that they are non-GMO, gluten-free or Kosher and the loss of any such certification could harm our business.

Our Principal Stockholder

As of June 30, 2015, investment funds affiliated with TA Associates owned approximately 74.7% of our issued and outstanding common stock, after giving effect to the Corporate Reorganization, with the remainder owned by certain current and former directors and employees of Amplify Snack Brands, Inc. and its predecessor companies. Following this offering, TA Associates will beneficially own approximately 58.3% of our issued and outstanding common stock (55.9% if the underwriters’ option to purchase additional shares is exercised in full). TA Associates will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult without the support of TA Associates. Furthermore, TA Associates may have interests that conflict with, or are different than, those of other stockholders.

Founded in 1968, TA Associates is one of the oldest and largest growth private equity firms in the world. TA Associates invests in growing private companies in exciting industries, with the goal of helping management teams build their businesses into great companies. With approximately $18 billion raised since inception and over four decades of experience, TA Associates offers its portfolio companies strategic guidance, global insight, strategic acquisition support, recruiting assistance and a significant network of contacts, in addition to sound financial backing.

We expect that more than 50% of our voting power will be held by investment funds and entities affiliated with TA Associates upon the consummation of this offering, and therefore we will be a “controlled company” as defined under the New York Stock Exchange, or NYSE, Listing Rules. We do not intend to take advantage of the “controlled company” exemption from certain of the corporate governance listing standards of the NYSE. See “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering” and “Principal and Selling Stockholders”. Additionally, we intend to enter into a stockholders agreement and a registration rights agreement with entities affiliated with TA Associates in connection with this offering. For more information regarding these agreements, see “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “—Registration Rights Agreement”.

Corporate Information and Structure

We were originally organized as SkinnyPop Popcorn LLC, an Illinois limited liability company, in 2010. In July 2014, we completed the Sponsor Acquisition, pursuant to which SkinnyPop Popcorn LLC became a wholly-owned subsidiary of the Company and SkinnyPop Popcorn LLC was thereafter converted into a Delaware limited liability company.

The issuer in this offering, Amplify Snack Brands, Inc., is a Delaware corporation and is a wholly-owned subsidiary of Topco. Pursuant to the terms of the Corporate Reorganization that will be completed prior to the consummation of this offering, Topco will dissolve and in liquidation, will distribute all of the shares of capital stock of the Company to its members in accordance with the limited liability company agreement of Topco.

For more information on the Sponsor Acquisition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Sponsor Acquisition and Subsequent Financings”.

For more information on the Corporate Reorganization and ownership of our common stock, see “Corporate Reorganization” and “Principal and Selling Stockholders”.

Our principal executive offices are located at 500 West 5th Street, Suite 1350, Austin, Texas, 78701, telephone 512.600.9893. Our website address is www.amplifysnackbrands.com. Information contained on or that can be accessed through our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	an option to present only two years of audited financial statements and only two years of related management’s discussion and analysis in the registration statement of which this prospectus is a part;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting for so long as we qualify as an “emerging growth company”;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements for so long as we qualify as an “emerging growth company”;

•	reduced disclosure about our executive compensation arrangements for so long as we qualify as an “emerging growth company”; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements for so long as we qualify as an “emerging growth company”.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer”, with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of this public offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. See “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

THE OFFERING

Common stock offered by the selling stockholders	15,000,000 shares.

Underwriters’ option to purchase additional shares from the selling stockholders	Up to 2,250,000 shares.

Common stock outstanding	75,000,000 shares.

Use of proceeds	The selling stockholders, which include certain of our directors and officers, will receive all the proceeds from the sale of shares in this offering. We will not receive any proceeds from the sale of shares in this offering.

Concentration of ownership	Upon the consummation of this offering, our executive officers and directors and stockholders holding more than 5% of our capital stock, and their affiliates, will beneficially own, in the aggregate, approximately 74.6% of our outstanding shares of common stock (71.7% if the underwriters’ option to purchase additional shares is exercised in full).

Lock-up agreements	The selling stockholders and the officers and directors of the Company will be subject to customary lockup agreements with a duration of 180 days. See “Underwriting”.

Listing trading symbol	“BETR”.

Corporate Reorganization	The issuer in this offering, Amplify Snack Brands, Inc., is a Delaware corporation and is a wholly-owned subsidiary of Topco. Pursuant to the terms of the Corporate Reorganization that will be completed prior to the consummation of this offering, Topco will dissolve and in liquidation, will distribute all of the shares of capital stock of Amplify Snack Brands, Inc. to its members in accordance with the limited liability company agreement of Topco. See “Corporate Reorganization”.

Treatment of outstanding equity awards in Corporate Reorganization

In connection with the Corporate Reorganization, all of the outstanding equity awards (which are comprised of Class C units of Topco) that have been granted under the TA Topco 1, LLC 2014 Equity Incentive Plan, or the 2014 Plan, will be converted into shares of common stock and restricted stock of Amplify Snack Brands, Inc. The portion of the outstanding Class C units that have vested as of the consummation of the Corporate Reorganization will be converted into shares of our common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of our restricted stock. As a result, we will grant shares of common stock and restricted stock to current awardees under the 2015 Stock Option and Incentive Plan, or the 2015 Plan, in connection with the Corporate Reorganization. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares are converted. See “Corporate Reorganization” for additional information.

Tax receivable agreement	Immediately following the Corporate Reorganization, we will enter into a tax receivable agreement with the former holders of units of Topco, which will be effective upon completion of this offering. Pursuant to the tax receivable agreement, we will be required to make cash payments to the former holders of units of Topco equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of certain tax attributes that were generated when SkinnyPop was acquired by affiliates of TA Associates in July 2014. The amount of the cash payments that we may be required to make under the tax receivable agreement could be significant. Over the expected term of the tax receivable agreement, we estimate that the aggregate amount of these payments could be up to $95.5 million, assuming current tax rates remain unchanged. Payments will be made by us on an annual basis (assuming we earn sufficient taxable income in a given fiscal year so as to realize tax benefits) and generally within 60 days following the filing by us of our U.S. federal income tax return for the preceding fiscal year. We expect to fund our obligations under the tax receivable agreement with cash flow from operating activities. For more information, including an estimate of future payments under the tax receivable agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

Stockholders agreement	We and entities affiliated with TA Associates intend to enter into a stockholders agreement in connection with this offering. Under our stockholders agreement, TA Associates will have the right to designate one or more members of our board of directors so long as TA Associates owns more than 12.5% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares. Our stockholders agreement will also provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take certain actions without the approval of at least one director designated by TA Associates. Accordingly, our stockholders agreement may limit our ability to engage in significant transactions, such as a merger, acquisition or liquidation. Conflicts of interest could arise between us and TA Associates, and any conflict of interest may be resolved in a manner that does not favor us. Any decision that TA Associates may make at some future time regarding their ownership of us will be in their absolute discretion. For more information regarding the stockholders agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering—Concentration of ownership among our existing executive officers, directors and principal stockholders, and our stockholders agreement with TA Associates, may prevent new investors from influencing significant corporate decisions”.

The number of shares of common stock that will be outstanding after this offering is based on 75,000,000 shares outstanding as of June 30, 2015, and includes:

•	1,024,130 shares of our common stock that are issuable upon the conversion of 1,973,841.33 Class C units of Topco that are issued and outstanding and vested as of the date of this prospectus, which conversion will occur in connection with the Corporate Reorganization as described above; and

•	6,022,548 shares of our restricted stock issuable upon the conversion of 12,182,051.08 Class C units of Topco that are issued and outstanding and unvested as of the date of this prospectus, which conversion will occur in connection with the Corporate Reorganization as described above.

The number of shares of common stock to be outstanding after this offering excludes:

•	6,227,757 shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the consummation of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 75,000 for 1 forward split of our common stock that was effected on July 14, 2015;

•	the completion of the Corporate Reorganization prior to the consummation of this offering, see “Corporate Reorganization”;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional 2,250,000 shares of common stock from the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our historical consolidated financial and other data. We have derived the summary (1) statements of income data for the year ended December 31, 2013 and the period from January 1, 2014 to July 16, 2014 for the Predecessor (as discussed below) and for the period from July 17, 2014 to December 31, 2014 for the Successor (as discussed below) and (2) balance sheet data as of December 31, 2014 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the summary statement of income data for the year ended December 31, 2012, or the Summary 2012 Financial Data, for the Predecessor from our unaudited consolidated financial statements that are not included in this prospectus. We caution you not to place undue reliance on the Summary 2012 Financial Data. We have derived the summary (1) statements of income data for the six months ended June 30, 2014 for the Predecessor and the six months ended June 30, 2015 for the Successor and (2) balance sheet data as of June 30, 2015 from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements included elsewhere in this prospectus.

Our statements of income prior to the date of the Sponsor Acquisition, which are the years ended December 31, 2012 and December 31, 2013 and the period from January 1, 2014 to July 16, 2014, are presented as the results of the Predecessor, which includes the results of the then-existing SkinnyPop Popcorn LLC. The statements of income after the date of the Sponsor Acquisition, which are the periods from July 17, 2014 to December 31, 2014 and the six months ended June 30, 2015, are presented as the results of the Successor. The Predecessor and Successor financial data has been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance.

After the consummation of the Sponsor Acquisition, the Company, along with its subsidiary SkinnyPop Popcorn LLC, are referred to collectively in this prospectus as the “Successor”. Prior to the consummation of Sponsor Acquisition, SkinnyPop Popcorn LLC is referred to in this prospectus as the “Predecessor”. We applied Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” on July 17, 2014, the closing date of the Sponsor Acquisition, and as a result, the merger consideration in the Sponsor Acquisition was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor. The fair value of identifiable intangibles was recorded at $265.3 million. For the period from July 17, 2014 to December 31, 2014, the Successor’s general and administrative expenses increased by $1.9 million as a result of the additional amortization that was recorded during the period. For the six months ended June 30, 2015, amortization expense was $2.1 million. As a result of the application of acquisition method accounting, the Successor balances and amounts presented in the audited consolidated financial statements and footnotes are not comparable with those of the Predecessor. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, “Capitalization”, “Unaudited Pro Forma Condensed Consolidated Financial Information” and all of our consolidated financial statements and related notes included elsewhere in this prospectus.

The Pro Forma Year Ended December 31, 2014 (Unaudited) is derived from the “Unaudited Pro Forma Condensed Consolidated Financial Information” in this prospectus and is included for informational purposes only and does not purport to reflect the results of operations of Amplify Snack Brands, Inc. that would have occurred had the Sponsor Acquisition, the December 2014 Special Dividend or the May 2015 Special Dividend occurred on January 1, 2014. The Pro Forma Year Ended December 31, 2014 (Unaudited) (as more fully described in the “Unaudited Pro Forma Condensed Consolidated Financial Information”) contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the notes accompanying the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus and should not be relied upon as being indicative of our results of operations had the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend occurred on the dates assumed.

	Predecessor			Successor	Pro Forma	Predecessor	Successor
(In thousands, except share, per share and percentage information)	Year ended December 31, 2012	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year Ended December 31, 2014	Six months ended June 30, 2014	Six months ended June 30, 2015
Statement of Income Data:
Net sales	$16,019	$55,710	$68,353	$64,004	$132,357	$61,168	$91,629
Cost of goods sold	7,047	23,054	29,429	28,724	58,153	26,710	40,527

Gross profit(1)	8,972	32,656	38,924	35,280	74,204	34,458	51,102
Sales & marketing expenses	1,495	5,938	5,661	6,977	12,638	4,597	8,634
General & administrative expenses	679	1,960	1,394	13,611	27,238	1,268	21,017
Sponsor acquisition-related expenses(2)	—	—	1,288	2,215	510	—	—

Total operating expenses	2,174	7,898	8,343	22,803	40,386	5,865	29,651

Operating income	6,798	24,758	30,581	12,477	33,818	28,593	21,451
Interest expense	—	—	—	4,253	12,884	—	6,013

Pre-tax income	6,798	24,758	30,581	8,224	20,934	28,593	15,438
Income tax expense	—	—	—	3,486	7,326	—	6,974

Net income	$6,798	$24,758	$30,581	$4,738	$13,608	$28,593	$8,464

Basic and diluted earnings per unit/share(3)	$16,995.01	$61,895.01	$76,452.74	$.06	$.18	$71,482.50	$.11
Basic and diluted weighted average units/shares outstanding(3)	400	400	400	75,000,000	75,000,000	400	75,000,000
Cash Flow Data:
Cash from operating activities	$6,386	$22,469	$26,339	$12,719	N/A	$25,499	$25,477
Cash used in investing activities	(16)	(456)	(278)	(294,630)	N/A	(278)	(8,141)
Cash from (used in) financing activities	(5,848)	(19,362)	(28,533)	287,526	N/A	(23,886)	(10,016)
Other Financial Information: (Non-GAAP):
Adjusted EBITDA(4)	$6,807	$24,805	$31,947	$26,592	$58,539	$28,663	$38,040
Adjusted EBITDA margin	42.5%	44.5%	46.7%	41.5%	44.2%	46.9%	41.5%
Operating cash flow less capital expenditures(5)	$6,370	$22,013	$26,061	$12,541	N/A	$25,221	$25,166

(1)	Our gross profit margin for each of the periods presented was 56.0%, 58.6%, 56.9%, 55.1%, 56.1%, 56.3% and 55.8%, respectively.
(2)	In the period from January 1 to July 16, 2014 and the period from July 17 to December 31, 2014, the Sponsor Acquisition-related expenses reflect the Sponsor Acquisition.
(3)	See Note 2 and Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings per unit/share and the basic and diluted weighted average number of units/shares outstanding used in the computation of the per unit/share amounts.

(4)	Adjusted EBITDA is a non-GAAP financial performance measure. See “—Non-GAAP Financial Measures” below for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(5)	Operating cash flow less capital expenditures is a non-GAAP financial measure. See “—Non-GAAP Financial Measures” below for more information and a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	At June 30, 2015
(In thousands)	Actual	As Adjusted(1)	As Further Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$12,935	$12,935	$6,236
Working capital(3)	(1,162)	(1,162)	(7,861)
Property and equipment—net	1,812	1,812	1,812
Other assets	322,524	322,524	322,524
Total assets	363,612	363,612	356,913
Total indebtedness(4)	239,008	239,008	239,008
Total stockholders’/members’ equity	108,745	108,745	103,546

(1)	The as adjusted column in the balance sheet data table above reflects the Corporate Reorganization, which will occur immediately prior to the consummation of this offering, as if such Corporate Reorganization had occurred on June 30, 2015.
(2)	The as further adjusted column in the balance sheet data table above gives effect to the adjustments set forth above and the sale of 15,000,000 shares of common stock by the selling stockholders in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the payment of the Performance Bonus Payments and the estimated offering expenses payable by us.
(3)	Working capital is the sum of current assets less current liabilities.
(4)	Total indebtedness consists of the accrued amounts due in connection with the Founder Contingent Compensation, the outstanding principal amount of the term loan and revolving facility under our credit agreement, notes payable and other liabilities.

Non-GAAP Financial Measures

We include Adjusted EBITDA and operating cash flow less capital expenditures, which we refer to as the non-GAAP metrics, in this prospectus because they are important measures upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance metric because we believe it facilitates operating performance comparisons from period-to-period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets and the impact of equity-based compensation expense. In addition, our credit agreement contains financial maintenance covenants, including a total funded debt ratio and a minimum fixed charge ratio, that use Adjusted EBITDA as one of their inputs. We include operating cash flow less capital expenditures in this prospectus because we believe capital expenditures are essential to maintaining our operational capabilities and are a recurring and necessary use of cash. We view operating cash flow less capital expenditures as a key performance metric because it reflects changes in, or cash requirements for, our working capital needs, and is useful in evaluating the amount of cash available for discretionary investments. Because such non-GAAP metrics facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use them for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe the non-GAAP metrics and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of non-GAAP metrics has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA metric does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA metrics may not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Operating cash flow less capital expenditures does not reflect other non-discretionary expenditures such as mandatory debt service requirements or acquisition consideration paid that could impact residual cash flow available for discretionary expenditures; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA and other non-GAAP measures differently, which reduces their usefulness as a comparative measure.

In evaluating non-GAAP metrics, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of any non-GAAP metrics should not be construed as an inference that our future results will be unaffected by these expenses or any other expenses, whether or not they are unusual or non-recurring items. When evaluating our performance, you should consider the non-GAAP metrics alongside other financial performance measures, including our net income and other GAAP results.

Adjusted EBITDA

Adjusted EBITDA is a financial performance measure that is not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted to exclude, when applicable, interest expense, income tax expense, depreciation, amortization of intangible assets, inventory fair value adjustment, equity-based compensation expenses, Founder Contingent Compensation expense, expenses related to the Sponsor Acquisition, and other non-operational items. Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

The following tables present a reconciliation of Adjusted EBITDA to our net income, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor	Successor
	Six months ended June 30, 2014	Six months ended June 30, 2015
(In thousands)
Net income	$28,593	$8,464
Non-GAAP adjustments:
Interest expense	—	6,013
Income tax expense	—	6,974
Depreciation	70	108
Amortization of intangible assets	—	2,101
Equity-based compensation expenses	—	1,438
Founder Contingent Compensation(1)	—	9,203
Executive recruitment(2)	—	615
Recapitalization expenses(3)	—	206
Severance expenses(4)	—	112
Other professional services(5)	—	2,806

Adjusted EBITDA	$28,663	$38,040

(1)	Represents compensation expense associated with the Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
(2)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires, and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness” for more information.
(3)	Represents the expenses we incurred in connection with the May 2015 Special Dividend.
(4)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(5)	Represents transaction costs associated with legal and accounting services.

	Predecessor			Successor	Pro Forma(9)
(In thousands)	Year ended December 31, 2012	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year ended December 31, 2014
Net income	$6,798	$24,758	$30,581	$ 4,738	$ 13,608
Non-GAAP adjustments:
Interest expense(1)	—	—	—	4,253	12,884
Income tax expense(2)	—	—	—	3,486	7,326
Depreciation	9	47	78	99	177
Amortization of intangible assets(3)	—	—	—	1,904	4,166
Inventory fair value adjustment(4)	—	—	—	401	401
Equity-based compensation expenses	—	—	—	235	235
Founder Contingent Compensation(5)	—	—	—	8,437	18,408
Sponsor Acquisition-related expenses(6)	—	—	1,288	2,215	510
Recapitalization expenses(7)	—	—	—	178	178
Executive recruitment(8)	—	—	—	646	646

Adjusted EBITDA	$6,807	$24,805	$31,947	$ 26,592	$ 58,539

(1)	Represents interest expense of $4.3 million recorded in Successor period from July 17, 2014 to December 31, 2014, and $12.9 million recorded in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(2)	Represents income tax expense of $3.5 million recorded in Successor period from July 17, 2014 to December 31, 2014, and $7.3 million recorded in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(3)	Represents amortization of intangible assets of $1.9 million recorded in Successor period from July 17, 2014 to December 31, 2014, and $4.2 million reflected as a component of general & administrative expenses in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(4)	This adjustment reflects the elimination of the $0.4 million increase in cost of goods sold related to the Sponsor Acquisition.
(5)	Represents compensation expense associated with the Founder Contingent Compensation of $8.4 million recorded in Successor period from July 17, 2014 to December 31, 2014 (see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information), and $18.4 million reflected as a component of general & administrative expenses in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(6)	Represents the following:

	Predecessor			Successor	Pro Forma
(In thousands)	Year ended December 31, 2012	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year ended December 31, 2014
Predecessor transaction costs(i)	$—	$—	$510	$—	$510
Transaction bonuses(ii)	—	—	778	—	—
Sponsor transaction costs(iii)	—	—	—	2,215	—

Total	$—	$—	$1,288	$2,215	$510

i.	Represents a supplemental transaction payment and related expenses of $0.5 million paid to Precision Capital, an advisor to the Predecessor, in connection with the Sponsor Acquisition, in recognition of the services that were provided by Precision Capital Group, LLC to the Predecessor. Although the Predecessor was not contractually obligated to pay such amounts, we believe that such payments would not have been made by the Predecessor to Precision Capital Group, LLC but for the consummation of the Sponsor Acquisition. In addition, we are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
ii.	Represents transaction bonuses paid to employees in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.
iii.	Represents legal, accounting, tax, insurance and other diligence fees paid to consultants in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.

(7)	Represents the expenses we incurred in connection with the December 2014 Special Dividend. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(8)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires, and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our operating performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.

(9)	Represents Pro Forma Year Ended December 31, 2014 (Unaudited) net income, as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, adjusted to exclude, when appropriate, interest expense, income tax expense, depreciation, amortization of intangible assets, Founder Contingent Compensation expense, inventory fair value adjustment, equity-based compensation expenses, expenses related to the Sponsor Acquisition and other non-operational items.

Our Credit Agreement contains financial maintenance covenants, including a total funded debt ratio and a minimum fixed charge ratio, that use Adjusted EBITDA as one of their inputs. Accordingly, we have provided a reconciliation of Adjusted EBITDA to our cash from operating activities, the most directly comparable liquidity measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to cash from operating activities or any other measure of liquidity calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner we calculate the measure. For more information on our Credit Agreement, its material terms, including the financial maintenance covenants, the amounts or limits required for compliance with the covenants and the effects of non-compliance with these covenants, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness”.

The following tables present a reconciliation of Adjusted EBITDA to our cash from operating activities for each of the periods indicated:

	Predecessor	Successor
(In thousands)	Six months ended June 30, 2014	Six months ended June 30, 2015
Cash from operating activities	$25,499	$25,477
Reconciling items:
Interest expense	—	6,013
Income tax expense	—	6,974
Deferred income taxes(1)	—	(5,593)
Amortization of deferred financing costs(2)	—	(389)
Net change in operating assets and liabilities, net of effects of acquisition	3,164	1,819
Executive recruitment(3)	—	615
Recapitalization expenses(4)	—	206
Severance expenses(5)	—	112
Other professional services(6)	—	2,806

Adjusted EBITDA	$28,663	$38,040

(1)	Represents a non-cash component of income tax expense above.
(2)	Represents a non-cash component of interest expense above.
(3)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(4)	Represents the expenses we incurred in connection with the May 2015 Special Dividend.
(5)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(6)	Represents transaction costs associated with legal and accounting services.

	Predecessor		Successor
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Cash from operating activities	$22,469	$26,339	$12,719
Reconciling items:
Interest expense	—	—	4,253
Income tax expense	—	—	3,486
Deferred income taxes(1)	—	—	3,126
Amortization of deferred financing costs(2)	—	—	(292)
Net change in operating assets and liabilities, net of effects of acquisition	2,336	4,320	(1,640)
Inventory fair value adjustment	—	—	401
Founder Contingent Compensation(3)	—	—	1,500
Sponsor Acquisition-related expenses(4)	—	1,288	2,215
Recapitalization expenses(5)	—	—	178
Executive recruitment(6)	—	—	646

Adjusted EBITDA	$24,805	$31,947	$26,592

(1)	Represents a non-cash component of income tax expense above.
(2)	Represents a non-cash component of interest expense above.
(3)	This adjustment reflects the prepayment of Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
(4)	Represents the following:

	Predecessor		Successor
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Predecessor transaction costs(i)	$—	$510	$—
Transaction bonuses(ii)	—	778	—
Sponsor transaction costs(iii)	—	—	2,215

Total	$—	$1,288	$2,215

i.	Represents a supplemental transaction payment and related expenses of $0.5 million paid to Precision Capital, an advisor to the Predecessor, in connection with the Sponsor Acquisition, in recognition of the services that were provided by Precision Capital Group, LLC to the Predecessor. Although the Predecessor was not contractually obligated to pay such amounts, we believe that such payments would not have been made by the Predecessor to Precision Capital Group, LLC but for the consummation of the Sponsor Acquisition. In addition, we are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
ii.	Represents transaction bonuses paid to employees in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.
iii.	Represents legal, accounting, tax, insurance and other diligence fees paid to consultants in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.

(5)	Represents the expenses we incurred in connection with the December 2014 Special Dividend. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.

(6)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our operating performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.

Operating Cash Flow Less Capital Expenditures

Operating cash flow less capital expenditures is a financial measure that is not calculated in accordance with GAAP. We define “operating cash flow less capital expenditures” as cash from operating activities, which is the most comparable GAAP financial measure, reduced by capital expenditures. Below, we have provided a reconciliation of operating cash flow less capital expenditures to our cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. Operating cash flow less capital expenditures should not be considered as an alternative to cash from operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. Our operating cash flow less capital expenditures may not be comparable to similarly titled measures of other organizations because other organizations may not calculate operating cash flow less capital expenditures in the same manner as we calculate the measure. Since capital spending is essential to maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider capital spending when evaluating our cash from operating activities. We view operating cash flow less capital expenditures as an important measure because it reflects changes in, or cash requirements for, our working capital needs, and is one factor in evaluating the amount of cash available for discretionary investments.

The following tables present a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor	Successor
	Six months ended June 30, 2014	Six months ended June 30, 2015
(In thousands)
Cash from operating activities	$25,499	$25,477
Capital expenditures	(278)	(311)

Operating cash flow less capital expenditures	$25,221	$25,166

	Predecessor			Successor
(In thousands)	Year ended December 31, 2012	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Cash from operating activities	$6,386	$22,469	$26,339	$12,719
Capital expenditures	(16)	(456)	(278)	(178)

Operating cash flow less capital expenditures	$6,370	$22,013	$26,061	$12,541

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Risks Related to Our Products

We rely on sales to a limited number of distributors and retailers for the substantial majority of our net sales, and the loss of one or more such distributors or retailers may harm our business.

A substantial majority of our sales are generated from a limited number of distributors and retailers, which we refer to as customers. For the Pro Forma Year Ended December 31, 2014 (Unaudited), sales to our two largest customers, Costco and Sam’s Club, represented approximately 34.7% and 20.9% of our net sales, respectively. In addition, these two customers accounted for approximately 53.2% of our accounts receivable as of December 31, 2014. Although the composition of our significant customers may vary from period to period, we expect that most of our net sales and accounts receivable will continue to come from a relatively small number of customers for the foreseeable future. We do not have commitments or minimum volumes that ensure future sales of our products to any of our customers. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant customers. A customer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. In addition, despite operating in different channels, our retailers sometimes compete for the same consumers. As a result of actual or perceived conflicts resulting from this competition, customers may take actions that negatively affect us. The loss of, or a reduction in sales or anticipated sales to, one or more of our most significant distributors or retailers may have a material adverse effect on our business, results of operation and financial condition.

Further, through our brand SkinnyPop, we have relatively new relationships with some of the largest U.S. retail chains such as Walmart, Target and CVS Pharmacy, and these customers may find, as they gain more experience selling our products, that their respective abilities to sell SkinnyPop products does not meet their expectations or they may not continue to place orders for our products.

Sales of a limited number of SkinnyPop products and flavors contributed all of our historical profitability and cash flow. A reduction in the sale of our SkinnyPop products would have a material adverse effect on our ability to remain profitable and achieve future growth.

All of our net sales for Pro Forma Year Ended December 31, 2014 (Unaudited) resulted from sales of our SkinnyPop products. Additionally, during this time period, approximately 87% of our SkinnyPop branded sales came from a variety of stock-keeping-units, or SKUs, under our Original flavor. All of our secondary flavors, White Cheddar Flavor, Naturally Sweet, Black Pepper and a rotational Hatch Chile flavored SKU, were first introduced in late 2013 or 2014 and represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing flavors of popcorn products or that any of our future food products and flavors will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance. Because sales of our SkinnyPop products make up all of our historical profitability and cash flows, reductions in sales of these products will have an adverse effect on our profitability and ability to generate cash to fund our product development, research and development efforts or potential acquisitions.

The following factors, among others, could affect continued market acceptance and profitability of SkinnyPop products:

•	the introduction of competitive products;

•	changes in consumer preferences among RTE popcorn and other snack food products;

•	changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

•	changes in awareness of the social effects of farming and food production;

•	changes in consumer perception about trendy snack products;

•	changes in consumer perception regarding the healthfulness or BFY nature of our products;

•	the level and effectiveness of our sales and marketing efforts;

•	any unfavorable publicity regarding RTE popcorn products or similar products;

•	any unfavorable publicity regarding the SkinnyPop brand;

•	litigation or threats of litigation with respect to our products;

•	the price of our products relative to other competing products;

•	price increases resulting from rising commodity costs;

•	any changes in government policies and practices related to our products, labeling and markets;

•	regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

•	new science or research that disputes the healthfulness of our products; and

•	adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of SkinnyPop products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our SkinnyPop products. The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

Currently, all of our SkinnyPop products are produced solely by Assemblers Food Packaging LLC, or Assemblers, which maintains only one facility for all of its customers. Our agreement with Assemblers provides that we will order a minimum amount of products from Assemblers each year during the agreement’s term. If we do not meet the minimum order amount, we must pay a penalty fee if Assemblers is no longer our exclusive manufacturer. The agreement may be terminated by us upon written notice and the payment of a termination fee. There can be no assurance that Assemblers’ capacity will be sufficient to fulfill our orders, and any supply shortfall could materially and adversely affect our business, results of operations and financial condition. Additionally, we face the risk of disruption to our production and sales processes if Assemblers is unable or unwilling to produce sufficient quantities of our products in a timely manner or renew contracts with us or suffers a natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event. In addition, we are responsible for any increase in Assemblers’ manufacturing costs and may not be able to pass these costs on to our customers. In order to continue manufacturing our products in the event of a disruption to our production and sales processes, we would have to identify and qualify new manufacturers, including obtaining third party certifications for claims, which we may be unable to do in a timely manner, if at all. From time to time, we need to seek new manufacturers or enter into new arrangements with our existing manufacturer. However, only a limited number of manufacturers may have the ability to produce our products at the volumes we need, and it could take a significant period of time to locate and qualify such alternative production sources. Moreover, it may be difficult or expensive to find manufacturers to produce small volumes of our new products. Manufacturers may impose minimum order requirements and any failure on our part to meet these requirements could increase our costs. There can also be no assurance that we would be able to identify and qualify new manufacturers in a timely manner or that such manufacturers could allocate sufficient capacity in order to meet our requirements, which could materially adversely affect our ability to make timely deliveries of product. In addition, we may be unable to negotiate pricing or other terms with our existing or new manufacturers as favorable as what we currently enjoy. Furthermore, there is no guarantee a new third-party manufacturing partner could accurately replicate the production process and taste profile of our existing products.

Given our third-party co-manufacturer operates from a single site, shipments to and from the warehouses where our products are stored could be delayed for a variety of reasons, including weather conditions, strikes and shipping delays. Any significant delay in the shipments of product would have a material adverse effect on our business, results of operations and financial condition and could cause our sales and profitability to fluctuate during a particular period or periods.

We rely, in part, on our third-party co-manufacturer to maintain the quality of our products. The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation.

Our third-party co-manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturer is also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

We do not have any contracts with our customers that require the purchase of a minimum amount of our products. The absence of such contracts could result in periods during which we must continue to pay costs and service indebtedness with reduced sales.

Our customers do not provide us with firm, long-term or short-term volume purchase commitments. As a result of the absence of such contracts, we could have periods during which we have no or limited orders for our products, but we will continue to have to pay our costs, including those to maintain our work force and service our indebtedness with reduced sales. We cannot assure you that we will be able to timely find new customers to supplement periods where we experience no or limited purchase orders or that we can recover fixed costs as a result of experiencing reduced purchase orders. Periods of no or limited purchase orders for our products could have a material adverse effect on our net income, cause us to incur losses or result in violations of the covenants contained in our Credit Agreement (as defined below).

Conversely, we may experience unanticipated increased orders for our products from these customers that can create supply chain problems and may result in orders we may be unable to meet. Unanticipated fluctuations in product requirements by our customers could result in fluctuations in our results from quarter to quarter.

Because we rely on a limited number of raw materials to create our products and a limited number of third-party suppliers to supply our raw materials, we may not be able to obtain raw materials on a timely basis, at cost effective pricing or in sufficient quantities to produce our products.

We use a specific type of popcorn kernel of limited production, sunflower oil, a variety of seasonings and salt to make our popcorn products. There may be a limited market supply of any of our core ingredients, including in particular the specific popcorn kernel we use. In addition to the market limitations of the raw materials used to make our product, we rely on a limited number of third-party suppliers to supply us with such raw materials. Although we have multiple suppliers for our popcorn seasoning, we have a single supplier for the sunflower oil and only two key suppliers for the popcorn kernels used in our products. As of December 31, 2014, two vendors accounted for approximately 74% of our accounts payable. During the year ended December 31, 2014, all of our products were made using sunflower oil, popcorn kernels and salt as their bases. Any ordering error on our part or disruption in the supply of sunflower oil, popcorn kernels in general, or our specific type of popcorn kernel, could have a material adverse effect on our business, particularly our profitability and our margins. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply, pricing or exclusive access to raw materials from these sources. Any of our suppliers could discontinue or seek to alter their relationships with us. Additionally, we may be adversely affected if there are increases in demand for the specific raw materials we use in our products, there is a reduction in overall supply of our required raw materials or our suppliers raise their prices, stop selling to us or our third-party manufacturers or enter into arrangements that impair their abilities to provide us or our third-party manufacturers with raw materials.

Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance, reputation and weather conditions during growing, harvesting or shipping, including flood, drought, frost and earthquakes, as well as natural or man-made disasters or other catastrophic occurrences.

If we experience significant increased demand for our products, or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials will be available when required on acceptable terms, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to expand their capacities to meet our needs or we are able to find new sources of raw materials, we may encounter delays in production, inconsistencies in quality and added costs. We are not able to pass increased costs onto the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in, or increased costs of, our supply of raw materials could have an adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration, or FDA, and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free or Kosher. Any non-compliance with the FDA or the loss of any such certification could harm our business.

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA’s regulations and any such non-compliance could harm our business. In addition, we rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term “gluten-free” and we must comply with the FDA’s definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We must expend resources to create consumer awareness, build brand loyalty and generate interest in our products. In addition, competitors may offer significant price reductions, and we cannot ensure that consumers will find our products suitably differentiated from products of our competitors.

Our ability to develop, market and sell new and existing products at an appropriate price may be hampered by unfavorable terms of sale imposed by our customers, the inability to obtain shelf space or preferable shelf placement for our products at a reasonable cost or, once placed, the failure to have an attractive price set for our products. Competitors, many of whom have greater resources than us, vie for the same shelf placement and may offer incentives to the retailers that we cannot match. In addition, unattractive shelf placement and pricing may put us at a disadvantage to our competitors.

Even if we do obtain shelf space or preferable shelf placement, our new and existing products may fail to achieve the sales expectations set by our retailers, potentially causing these retailers to remove our products from the shelf. Additionally, an increase in the number and quality of private-label products in the product categories in which we compete could create more pressure for shelf space and placement for branded products within each such category, which could adversely affect our sales.

To obtain and keep shelf placement for our products, we may need to increase our marketing and advertising spending in order to create consumer awareness, protect and grow our existing market share or to promote new products, which could impact our operating results. In addition, we consistently evaluate our product lines to determine whether or not to discontinue certain products. Discontinuing product lines may increase our profitability but could reduce our sales and hurt our brand, and a reduction in sales of certain products could result in a reduction in sales of other products. We cannot assure you that the discontinuation of product lines will not have an adverse effect on our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as popcorn kernels, sunflower oil, seasonings and salt. In addition, we purchase and use significant quantities of film and corrugate to package our products. In recent periods, the prices of yellow corn (which impacts the price of popcorn kernels), sunflower oil and fuel have been priced below their respective historical five-year averages and we have realized some benefits from these low prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. In particular, the availability, quality and cost of our specific type of popcorn kernels and sunflower oil are subject to risks inherent to farming, such as crop size, quality and yield fluctuations caused by poor weather and growing conditions, pest and disease problems and other factors beyond our control. Continued volatility in the prices of raw materials and other supplies we purchase could increase our cost of goods sold and reduce our profitability. We currently do not secure raw materials capacity and pricing for more than a year forward, nor do we hedge pricing or availability of any raw materials. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices. Additionally, should raw materials prices move meaningfully lower there is no guarantee our customers will not ask us to pass some or all of our savings on to them in the form of price reductions. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, the vagaries of these farming businesses (including poor harvests), changes in national and world economic conditions and our ability to forecast our ingredient requirements. The popcorn kernels and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. In addition, we compete with other food producers in the procurement of ingredients, such as sunflower oil, which are often less plentiful in the open market than conventional ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers and may adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

Severe weather conditions and natural disasters such as fires, floods, droughts, hurricanes, earthquakes and tornados can affect crop supplies, manufacturing facilities and distribution activities, and negatively impact the operating results of our business.

Severe weather conditions and natural disasters, such as fires, floods, droughts, frosts, hurricanes, earthquakes, tornados, insect infestations and plant disease, may affect the supply of raw materials on which we depend to make food products, or may curtail or prevent the manufacturing or distribution of food products by us. Competing manufacturers might be affected differently by weather conditions and natural disasters, depending on the location of their sources of supplies and manufacturing or distribution facilities. If supplies of raw materials available to us are reduced, we may not be able to find enough supplemental supply sources on favorable terms, which could adversely affect our business and operating results.

Risks Related to Our Brands

Changes in consumer preferences and discretionary spending may have a material adverse effect on our brand loyalty, net sales, results of operations and financial condition.

We compete in a market that relies on innovation and evolving consumer preferences. We focus on products that are or are perceived to be BFY, an industry term not defined by the Food and Drug Administration. However, the food processing industry in general, and the snacking and dietary-need specific industries (including the Kosher, major allergen-free and gluten-free industries) in particular, are subject to changing consumer trends, demands and preferences. Therefore, products once considered BFY may over time become disfavored by consumers or no longer perceived as BFY. Trends within the food industry change often and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand and price reductions, and could have a material adverse effect on our business, results of operations and financial condition. Factors that may affect consumer perception of BFY products include dietary trends and attention to different nutritional aspects of foods, concerns regarding the health effects of specific ingredients and nutrients, trends away from gluten-free or non-GMO products, trends away from specific ingredients in products and increasing awareness of the environmental and social effects of product production. Consumer perceptions of the nutritional profile of gluten-free and non-GMO products may shift, and consumers may perceive food products with fewer carbohydrates, higher levels of protein, lower levels of fat and additional fiber as BFY. Our success depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their needs and preferences on a timely and affordable basis. A change in consumer discretionary spending, due to economic downturn or other reasons may have a material effect on sales. If consumer demand for our products declines, our sales and business would be negatively affected.

We may not be able to compete successfully in the highly competitive snack food industry.

The market for snack foods is large and intensely competitive. Competitive factors in the snack food industry include product quality and taste, brand awareness among consumers, access to supermarket shelf space, price, advertising and promotion, innovation of on-trend snacks, variety of snacks offered, nutritional content, product packaging and package design. We compete in that market principally on the basis of product taste and quality, but also brand recognition and loyalty, marketing, advertising, price and the ability to satisfy specific consumer dietary needs (including Kosher, major allergen-free and gluten-free needs) against numerous multinational, regional and local companies. Substantial advertising and promotional expenditures may be required to maintain or improve a brand’s market position or to introduce a new product to the market, and participants in our industry are engaging with new media, including consumer outreach through social media and web-based channels. Our ability to compete may be also dependent on whether our products are placed in the BFY snack aisle or in the traditional snack food aisle, or both. An increasing focus on BFY products in the marketplace will likely increase these competitive pressures within the category in future periods.

A substantial majority of sales in the snack food industry is concentrated among large food companies, including Frito-Lay, Inc., a subsidiary of PepsiCo, Inc., The Kellogg Company, ConAgra Foods, Inc., Diamond Foods, Inc., General Mills, Inc., Snyder’s-Lance, Inc. and others that have substantially greater financial and other resources than us and sell brands that are more widely recognized than ours. These and numerous other companies that are actual or potential competitors of ours, many of which have greater financial and other resources (including more employees and more extensive facilities) than us, offer products similar to ours or a wider range of products than we offer. Local or regional markets often have significant smaller competitors, many of whom offer products similar to ours and may have unique ties to regional or national retail chains. Additionally, many of our retail customers, such as Costco and Whole Foods, have historically emphasized private-label offerings across categories as a key part of their strategy and these customers may create or expand competitive RTE popcorn and tortilla chip private-label offerings. With expansion of our operations into new markets, we have and will continue to encounter significant competition from multinational, national, regional and local competitors that may be greater than that encountered by us in our existing markets. In addition, these competitors may challenge our position in our existing markets.

All of our sales involve the sale of BFY snack food products, which has various risks and uncertainties.

All of our sales involve the sale of products designed to be BFY snack food options. While BFY snack food products are currently popular and sales of such products have been increasing rapidly, consumers may not continue to be interested in BFY snack food products. Consumers may in the future choose to purchase other products that they perceive to be BFY or more “trendy” at a future time. Consumers may prefer products with fewer carbohydrates, higher levels of protein, lower levels of certain nutrients including fat, additional fiber or different nutritional characteristics that do not favor our products or RTE popcorn in general. In addition, our business could be adversely affected if larger, well-capitalized companies elect to either enter into the healthier snack food space or competed in irrational ways that could damage our margins, or if lower-priced private-label products gain market share. We also face the risk that competitors may significantly improve the taste and quality of the BFY snack foods they sell that are competitive with our products. Additionally, we face the risk our retail customers may request or require our products to deliver certain new “on trend” attributes in our products, which may either be impossible for us to achieve or cost prohibitive for us to deliver.

Our SkinnyPop brand and reputation as a producer of BFY products may be diminished due to real or perceived quality or health issues with our products or a change in consumers’ perception of what is BFY itself, which could have an adverse effect on our business and operating results.

We believe consumers of our products rely on us to provide them with high-quality, BFY food products containing no GMOs, gluten or major allergens. Concerns regarding the ingredients used in our products or the healthfulness, safety or quality of our products or our supply chain may cause consumers to stop purchasing our products, even if the basis for the concern is unfounded, has been addressed or is outside of our control. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards we set for our products. Adverse publicity about the healthfulness, safety or quality of our products, whether or not ultimately based on fact, may discourage consumers from buying our products and have an adverse effect on our brand, reputation and operating results.

We have no control over our products once purchased by consumers. Accordingly, consumers may store our products for long periods of time, which may adversely affect the quality of our products. If consumers do not perceive our products to be of high quality, then the value of our brand would be diminished, and our business, results of operations and financial condition could be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products may be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality, BFY food products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

Our SkinnyPop brand is of significant value and our brand and reputation may be diminished due to possible consumer disagreement with the use of the word “Skinny” on our product, differences in opinion as to what products are “Skinny” or increased negative connotation with the word “Skinny”. We may be subject to claims or litigation concerning our branding or labeling practices. Food product companies are, from time to time, subject to class actions lawsuits related their branding or labeling. In 2014, we settled one such lawsuit for a nominal amount. Related or similar claims or lawsuits may be brought against us in the future. Additionally, changes in applicable laws or regulations, or evolving interpretations thereof, could necessitate changes to our branding or labeling. While we have never claimed that SkinnyPop is a low fat product, the FDA and FTC currently have no definition of the word “Skinny” and could, in the future, define the term in a way that is not favorable to our existing product branding or labeling.

Consumers’ loyalty to our SkinnyPop brand may change due to factors beyond our control, which could have a material adverse effect on our business and operating results.

Our business currently depends in a large part on repeat purchases by the same consumers. We believe this purchasing pattern is indicative of brand loyalty. However, these consumers are under no obligation to continue to repeatedly purchase our product and could stop purchasing our product at any time. These consumers could cease purchasing our product for any number of reasons, some of which are beyond our control, including changing consumer trends, negative publicity regarding our brand, real or perceived quality or health issues with our products, a change in consumers’ perception of BFY, or the availability of lower priced alternative snack products, or for no reason at all. Erosion of our brand loyalty and the resulting decreased sales to consumers could have an adverse effect on our business and operating results.

We face competition in our business from generic or store branded RTE popcorn which may result in decreased demand for our products and pricing pressures.

We are subject to competition from companies, including from some of our customers, that either currently manufacture or are developing products directly in competition with our products. These generic or store-branded products may be a less expensive option for consumers than our products making it more difficult to sell our product. For example, Costco is well known for its Kirkland Signature brand, which offers high-quality products across a variety of categories at lower price points than many branded products. The development of Kirkland Signature products may cause Costco to decrease their orders of our products, require us to reduce the pricing of our products or drive Costco to change the shelf placement of our products in a detrimental way. Kroger, one of our largest customers, already competes with us through their Simple Truth RTE popcorn brand. Similarly, other large retail customers could follow similar private-label strategies. In future years, we may experience competition-induced pricing pressure from our customers due to such competition, which could have a material and adverse effect on our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our platform.

We are currently an attractive brand for our customers because our products generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, customers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and platform.

Risks Related to Our Business Generally

Our gross profit and Adjusted EBITDA margins may be impacted by a variety of factors, including but not limited to variations in raw materials pricing, retail customer requirements and mix, sales velocities and required promotional support.

We have operated our company with strong gross profit and Adjusted EBITDA margins as compared to other food and snacking companies. Our gross profit increased $41.5 million, or 127%, from $32.7 million for the year ended December 31, 2013 to $74.2 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). While we expect our gross profit to increase in absolute dollars in future periods, we expect that our gross profit as a percentage of net sales has and will fluctuate and has and may decrease as a result of the competitive and other factors described herein. Our gross profit is impacted by a number of factors, including product pricing, raw material, labor, packaging and fuel costs. Should the competitive dynamic change in our industry (which could impact our margins through forces including but not limited to requiring us to alter our pricing strategy or requiring additional promotional activity), raw materials prices increase dramatically, or any of our customer relationships change materially, then we may not be able to continue to operate at our current margins. Additionally, should unforeseen events require our company to make significant and unplanned investments in additional infrastructure or marketing activities, our gross profit and Adjusted EBITDA margins could be materially reduced.

We may be subject to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm.

We sell products for human consumption, which involves risks such as product contamination or spoilage, product tampering, other adulteration, mislabeling and misbranding. Under certain circumstances, we may be required to, or may voluntarily, recall or withdraw products. A widespread product recall or product withdrawal may negatively and significantly impact our sales and profitability for a period of time and could result in significant losses depending on the costs of the recall, the destruction of product inventory, product availability, competitive reaction and customer and consumer reaction. We may also be subject to claims or lawsuits resulting in liability for actual or claimed injuries, illness or death. Any of these events may result in a material adverse effect on our business. Even if a product liability claim or lawsuit is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount that we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our current assessments and estimates.

For example, in 2014, a putative class action lawsuit was filed against our Predecessor related to the compliance of its product labels with various state and federal laws. The case settled for a nominal amount and was later dismissed with prejudice in July 2014 after SkinnyPop Popcorn LLC updated its product labels. From time to time, we have received threats by plaintiffs’ attorneys to bring similar class action lawsuits related to other alleged product label claims, including relating to the BFY nature of our products. We would vigorously defend any threatened lawsuit if brought. Such a lawsuit or related or similar claims or lawsuits may be brought against us in the future and the cost of defending against any such claims could be significant. There is an additional risk that these types of suits may lead to consumer confusion, distrust and additional legal challenges for companies faced with them. Should we become subject to related or additional unforeseen lawsuits, including claims related to our products or their labeling or advertising, consumers may avoid purchasing our products or seek alternative products, even if the basis for the claims against us is unfounded. Additionally, adverse publicity about any lawsuit in which we are involved may further discourage consumers from buying our products. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Uncertainty as to the ingredients used in our products, regardless of the cause, may have a substantial and adverse effect on our brand and our business, results of operations and financial condition. In addition, some lawsuits have been filed against companies who make “natural” claims on their products. We make no “natural” claims on our products, but we do currently label our SkinnyPop products with “No Artificial Anything”.

We have also been a party to several claims and proceedings in both the US Patent and Trademark Office and federal court regarding competitors’ attempted or actual infringement of the “SKINNYPOP” trademark. Each of these proceedings has resulted in a resolution whereby the competitor has expressly acknowledged our exclusive trademark rights to use “SKINNY” with respect to popcorn products. In some instances, however, we have expressly acknowledged the competitor’s rights to the term “SKINNY” with respect to non-popcorn snack foods. Additional matters may continue to arise from time to time where other competitors use the term “SKINNY” to refer to their products, and we may or may not be able to assert our trademark rights based on the specific facts in each case. We will continue to monitor and address such facts on a case-by-case basis.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, trade dress, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. We may not be able to preclude third parties from using the term “SKINNY” with respect to food or beverage products, and may not be able to leverage our branding beyond our current product offerings. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing our products, which could harm our business, financial condition or results of operations. In addition, a breakdown in our internal policies and procedures may lead to an unintentional disclosure of our proprietary, confidential or material non-public information, which could in turn harm our business, financial condition or results of operations.

We may not be successful in implementing our growth strategy, including without limitation, enhancing our brand recognition, increasing distribution of our products, attracting new consumers to our brands, and introducing new products and product extensions, either on a timely basis or at all.

Our future success depends in large part on our ability to implement our growth strategy, including without limitation, enhancing our brand recognition, increasing distribution of our products, attracting new consumers to our brands, driving repeat purchase of our products and introducing new products and product extensions. Our ability to implement our growth strategy depends, among other things, on our ability to develop new products, identify and acquire additional product lines and businesses, secure shelf space in grocery stores and supermarkets, increase customer awareness of our brands, enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products and compete with numerous other companies and products. In late 2014 and early 2015, SkinnyPop achieved significant distribution gains with some of the largest U.S. retail chains, including Walmart, Target and CVS Pharmacy. We cannot provide assurances to you that these customers will achieve performances comparable to our more seasoned retail customers nor that we will continue to expand retail distribution by adding more retail locations or SKU varieties as we have done with several other key customers in the past. We also cannot assure you that we will be able to successfully implement our growth strategy and continue to maintain growth in our sales. If we fail to implement our growth strategy, our sales and profitability may be adversely affected.

We may be unable to successfully identify and execute or integrate acquisitions.

On April 17, 2015 we acquired Paqui, which we refer to in this prospectus as the “Paqui Acquisition”. In addition, we plan to selectively pursue acquisitions in the future, to continue to grow and increase our profitability. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing products and identifying and acquiring brands in new categories and in new geographies for purposes of expanding our platform of healthier snacks. However, although we regularly evaluate multiple acquisition candidates, we cannot be certain that we will be able to successfully identify suitable acquisition candidates, negotiate acquisitions of identified candidates on terms acceptable to us, or integrate acquisitions that we complete. Acquisitions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, which could increase prices and/or adversely affect our ability to consummate deals on favorable or acceptable terms, the potential unavailability of financial resources necessary to consummate acquisitions in the future, the risk that we improperly value and price a target, the potential inability to identify all of the risks and liabilities inherent in a target company notwithstanding our due diligence efforts, the diversion of management’s attention from the operations of our business and strain on our existing personnel, increased leverage due to additional debt financing that may be required to complete an acquisition, dilution of our stockholder’s net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may pose risks associated with entry into new geographic markets, including outside the United States, distribution channels, lines of business or product categories, where we may not have significant or any prior experience and where we may not be as successful or profitable as we are in businesses and geographic regions where we have greater familiarity and brand recognition. Potential acquisitions may also entail significant transaction costs and require a significant amount of management time, even where we are unable to consummate or decide not to pursue a particular transaction.

In addition, even when acquisitions, such as the Paqui Acquisition, are completed, integration of acquired entities can involve significant difficulties, such as failure to achieve financial or operating objectives with respect to an acquisition, strain on our personnel, systems and operational and managerial controls and procedures, the need to modify systems or to add management resources, difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies, amortization of acquired assets (which would reduce future reported earnings), possible adverse short-term effects on cash flows or operating results, diversion of management’s attention from the operations of our business, integrating personnel with diverse backgrounds and organizational cultures, coordinating sales and marketing functions and failure to obtain and retain key personnel of an acquired business. Failure to manage these acquisition growth risks could have an adverse effect on us.

Our continued success depends to a large extent on our ability to innovate successfully and on a cost-effective basis.

The food industry and retailers in the grocery industry use new products as a way of creating excitement and variety of choices in order to attract consumers. Therefore, a key element of our growth strategy is to introduce new products and to successfully innovate our existing products and to keep up with changing consumer tastes and trends. Success in product development is affected by our ability to anticipate consumer preferences, to leverage our research and development capabilities, and to utilize our management’s ability to launch new or improved products successfully and on a cost-effective basis. It is possible that we will be unable to develop new products to address consumer demands.

The development and introduction of new products requires substantial research and development and marketing expenditures, which we may be unable to recover if the new products do not achieve commercial success and gain widespread market acceptance. Product innovation may also result in increased costs resulting from the use of new manufacturing techniques, capital expenditures, new raw materials and ingredients, new product formulas and possibly new manufacturers. There may also be regulatory restrictions on the production and advertising of our new products, and our new products may cannibalize sales of our existing products. In addition, underperformance of new product launches would damage overall brand credibility with customers and consumers.

Further, new products may not achieve success in the marketplace, due to lack of demand, failure to meet consumer tastes or otherwise. If we are unsuccessful in our product innovation efforts and demand for our products declines, our business would be negatively affected.

Additionally, we do not have exclusive rights to the term “SKINNY” and therefore other companies in the food and beverage categories could use the term, which would inherently limit our ability to enter new categories with our anchor brand.

Slotting fees and customer charges or charge-backs for promotion allowances, cooperative advertising and damaged, undelivered or unsold food products may have a significant impact on our operating results and may disrupt our customer relationships.

Retailers in the grocery industry charge slotting fees for access to shelf space and often enter into promotional and advertising arrangements with manufacturers that result in the sharing of promotional and advertising costs among the retail customer, distributor or manufacturer. As the retail grocery industry has consolidated and become more competitive, retail customers have sought greater participation by manufacturers in cooperative promotional and advertising arrangements, and are more inclined to pass on unanticipated increases in promotional and advertising costs to manufacturers. Additionally, retailers are exhibiting a greater willingness to take deductions for damaged, undelivered and unsold products or to return unsold products to manufacturers. If we are charged significant and unanticipated promotional allowances or advertising charges by retail customers, or if our customers take substantial charge-backs or return material amounts of our products, the operating results and liquidity of our business could be harmed, perhaps substantially. Moreover, an unresolved disagreement with a retail customer concerning promotional allowances, advertising charges, charge-backs or returns could significantly disrupt or cause the termination of a customer relationship, immediately reducing our sales and liquidity. Because of the limited number of retail customers in the U.S. grocery market, the loss of even a single retail customer could have a long-term negative impact on our financial condition and net sales.

Changes in retail distribution arrangements can result in the temporary loss of retail shelf space and disrupt sales of food products, causing our sales to fall.

From time to time, retailers change distribution centers that supply some of their retail stores. If a new distribution center has not previously distributed our products in that region, it may take time to get a retailer’s distribution center to begin distributing new products in its region. Even if a retailer approves the distribution of products in a new region, product sales may decline while the transition in distribution takes place. If we do not get approval to have our products offered in a new distribution region or if getting this approval takes longer than anticipated, our sales and operating results may suffer.

Fluctuations in our results of operations from quarter to quarter because of changes in our promotional activities may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

Our business is subject to quarterly fluctuations due to the timing of and demand for customer-driven promotional activities, which may have a disproportionate effect on our results of operations. Historically, we have offered a variety of sales and promotion incentives to our customers and to consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. Our net sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. Reductions in overall sales and promotion incentives could impact our net sales and affect our results of operations in any particular fiscal quarter.

In addition, our net sales increased $76.6 million, or 138%, from $55.7 million for the year ended December 31, 2013 to $132.4 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). While we expect our net sales to increase in absolute dollars in future periods, we expect that our net sales growth rate will not keep pace with our net sales growth rate in prior periods, due to the increasing cumulative size of the net sales base on which future growth rates will be measured.

Historical quarter-to-quarter and period-over-period comparisons of our sales and operating results are not necessarily indicative of future quarter-to-quarter and period-over-period results. You should not rely on the results of a single fiscal quarter or period as an indication of our annual results or our future performance.

Our future results of operations may be adversely affected by increased fuel costs.

Many aspects of our business have been, and may continue to be, directly affected by the rising cost of fuel. Increased fuel costs result in increased costs for the products and services we receive from our third-party providers including, but not limited to, increased distribution costs for our products and increased packaging costs. As the cost of doing business increases, we may not be able to pass these higher costs on to our customers and, therefore, any such cost increases may adversely affect our earnings. In addition, if fuel costs decline we may not benefit from these decreases because our customers may require us to pass on the benefit of lower prices to them.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products or components thereof (such as packaging) may be made, manufactured or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in:

•	food and drug laws (including FDA regulations);

•	laws related to product labeling;

•	advertising and marketing laws and practices;

•	laws and programs restricting the sale and advertising of certain of our products;

•	laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products;

•	laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;

•	increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on health of ingredients in, or attributes of, certain of our products;

•	state consumer protection and disclosure laws;

•	taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; competition laws;

•	anti-corruption laws;

•	employment laws;

•	privacy laws;

•	laws regulating the price we may charge for our products; and

•	farming and environmental laws.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

Loss of our key management or other personnel, or an inability to attract and retain such management and other personnel, could negatively impact our business.

Our success is substantially dependent on the continued service of certain members of our senior management, including Thomas Ennis, our Chief Executive Officer, or CEO, and Brian Goldberg, our Chief Financial Officer, or CFO. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and the reputation we enjoy with suppliers, contract manufacturers, distributors, retailers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We have employment agreements with our key senior executives, including our CEO, CFO and Jason Shiver, our Senior Vice President of Sales, and each of our Founders. However, we do not maintain key-person life insurance with respect to any of them. In 2016, we expect to pay the Founders approximately $25.3 million of which $16.1 million has been accrued as of June 30, 2015. The Founders’ employment agreements each expire on December 31, 2015.

Additionally, we also depend on our ability to attract and retain qualified personnel to operate and expand our business. If we fail to attract talented new employees, our business and results of operations could be negatively affected.

As a result of our rapid growth over the past few years, we need to continue developing an infrastructure and workforce sufficient to meet the growing demands for our products.

We have experienced rapid growth in the past few years, which included growing our net sales from $55.7 million in 2013 to $132.4 million in 2014. Rapid growth involves various risks related to ensuring that our infrastructure and personnel are sufficient to meet the growing demand for our products. For example, we must seek to identify our personnel needs in light of expected demand for our products, and we will need to identify, recruit, train and retain qualified employees in order to serve this anticipated demand, in all areas of our operations. Because we may hire additional employees in order to meet potential future needs and to ensure that our sales growth does not outgrow our infrastructure, we may experience higher levels of costs of goods sold and general and administrative expense as we build this infrastructure. While we do not anticipate extensive management needs, as we grow, we may add additional layers of management, process and bureaucracy into our governing structure. In doing so, we risk losing qualified employees and members of management who were attracted to our entrepreneurial culture but who may not want to remain at a larger company.

In addition, with sales and demand growing rapidly, we need to ensure that we have sufficient manufacturing capacity, both internal capacity and manufacturing arrangements, to meet actual and potential demand for our products. This could require us to make significant capital expenditure investments in order to make sure we have sufficient manufacturing capacity. If growth does not materialize as planned, these large investments could increase our cost of goods sold without increasing our profitability.

There can be no assurance that we will be successful in all of these efforts, and any failure to maintain sufficient infrastructure and personnel will have an adverse effect on our ability to grow and improve our profitability.

A failure of our new enterprise resource planning, or ERP, system could impact our ability to operate our business, lead to internal control and reporting weaknesses and adversely affect our results of operations and financial condition.

We have recently implemented a new ERP system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. A failure of our new system to perform as we anticipate may result in transaction errors, processing inefficiencies and sales losses, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, manage our supply chain and production facilities, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, due to the systemic internal control features within ERP systems, we may experience difficulties that may affect our internal control over financial reporting, which may create a significant deficiency or material weakness in our overall internal controls. The risks associated with a new ERP system are greater for us as a newly public company.

We have a limited operating history, and our historical and as adjusted and as further adjusted financial information is not necessarily representative of the results we may achieve in the future.

Through our Predecessor, we have been in operation since 2010. However, we only have two years of available audited consolidated financial statements. Our relatively limited available historical financial information does not necessarily reflect our future financial position, results of operations, or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations, or cash flows to materially differ from our historical and as adjusted and as further adjusted financial information. While we have been profitable in the past, we cannot assure you that our profits will continue, at a similar level or at all.

We rely on information technology systems, and any inadequacy, failure, interruption or security breach of those systems may harm our ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and sales losses, causing our business to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches. Any such damage or interruption could have a material adverse effect on our business.

In addition, we sell our products over the internet through third-party websites, including those operated by Amazon.com. The website operations of such third parties may be affected by reliance on other third-party hardware and software providers, technology changes, risks related to the failure of computer systems through which these website operations are conducted, telecommunications failures, electronic break-ins and similar disruptions. Furthermore, the ability of our third-party partners to conduct these website operations may be affected by liability for online content and state and federal privacy laws.

Further, because of our rapid growth, we need to ensure that we have sufficient personnel to manage our growing IT infrastructure, and that our systems generate sufficient information and reports so that our management team can better anticipate future business needs. As we grow, we may decide in the future to install a new company-wide information technology system. Any future migration to a new company-wide information technology system would be costly and potentially disruptive to our business.

Our indebtedness could adversely affect our financial condition and ability to operate our company, and we may incur additional debt.

As of December 31, 2014 and June 30, 2015, we had outstanding indebtedness in the aggregate principal amount of $200 million and $216.3 million, respectively. In May 2015, in connection with our Third Amended Credit Facility and as part of the May 2015 Special Dividend, we increased our term loan borrowings by $7.5 million to a total of $205 million, net of principal payments made in the first quarter of $2.5 million, and capacity on our revolving facility by $17.5 million to a total of $25 million and made a revolving loan borrowing of $15 million. The proceeds of the additional borrowings were used to fund the May 2015 Special Dividend. Our credit agreement, or the Credit Agreement, with a syndicate of lenders led by Jefferies Finance LLC, is secured by substantially all of our assets.

Our debt level and the terms of our financing arrangements could adversely affect our financial condition and limit our ability to successfully implement our growth strategy. In addition, our ability to increase the uncommitted portion of our revolving facility may be limited by our debt level or other factors.

Our ability to meet our debt service obligations will depend on our future performance, which will be affected by the other risk factors described in this prospectus. For the year ended December 31, 2014, our actual interest expense was $4.3 million, for the Pro Forma Year Ended December 31, 2014 (Unaudited) our pro forma interest expense would have been $12.9 million and we expect our interest expense for the year ended December 31, 2015 to be approximately $11.5 million. In addition, we expect to use $10.2 million of cash to make principal payments in 2015. If we do not generate enough cash flow to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. There is no guarantee that we will be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our outstanding indebtedness under the Credit Agreement bears interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow.

The Credit Agreement governing our credit facility contains various covenants that impose restrictions on us that may affect our ability to operate our business if we fail to meet those covenants or otherwise suffer a default thereunder.

We are required to comply with certain financial maintenance covenants pursuant to the Credit Agreement as of the end of each fiscal quarter, including a total funded debt ratio and a minimum fixed charge coverage ratio. The Credit Agreement contains other negative incurrence-based covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens;

•	make specified types of investments and acquisitions;

•	pay dividends on or redeem or repurchase stock;

•	enter into new lines of business;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

Should we be in default under any of such covenants, Jefferies Finance LLC shall have the right, upon written notice and after the expiration of any applicable period during which such default may be cured, to demand immediate payment of all of the then-unpaid principal and accrued but unpaid interest under the Credit Agreement and would permit lenders to foreclose upon the collateral securing the debt. As of June 30, 2015, we believe that we were in compliance with all covenants of the Credit Agreement.

As we execute our business strategy, we may not be able to remain in compliance with our financial covenants because various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. These restrictions on the operation of our business through the requirement that we meet certain ratios to take certain actions could harm us by, among other things, limiting our ability to take advantage of financing, merger and acquisition opportunities and other corporate opportunities. Additionally, any acceleration of the borrowings under the Credit Agreement prior to the applicable maturity dates could have a material adverse effect upon our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness”.

To the extent we further grow our business outside of the United States and Canada, we will face risks associated with conducting business in foreign markets.

We currently conduct most of our business in the United States and Canada, but we are evaluating the possibility of doing business in certain other foreign countries. The substantial up-front investment required, the lack of consumer awareness of our products in jurisdictions outside of the United States and Canada, differences in consumer preferences and trends between the United States and Canada and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling, food and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. To the extent we grow our business outside of the United States and Canada, we could be adversely affected by economic, legal, political and regulatory developments in the countries in which we do business in the future or in which we expand our business, particularly those countries that have historically experienced a high degree of political or economic instability.

Examples of risks inherent in doing business outside of North America include changes in the political and economic conditions in the countries in which we operate, unexpected changes in regulatory requirements, changes in tariffs, the adoption of foreign or U.S. laws limiting exports to or imports from certain foreign countries, fluctuations in currency exchange rates and the value of the U.S. dollar, restrictions on repatriation of earnings, expropriation of property without fair compensation, weak protection of intellectual property rights and the acceptance of business practices that are not consistent with or are antithetical to prevailing business practices we are accustomed to in the United States, including export compliance and anti-bribery practices and governmental sanctions. We may also face difficulties in operations and diversion of management time in connection with establishing our business in countries where we have not operated before.

Doing business outside the United States requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions, which place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act, or FCPA, export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the United Kingdom Bribery Act, or the Bribery Act, extends beyond bribery of foreign public officials and also applies to transactions with individuals that a government does not employ. The provisions of the Bribery Act are also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Our continued expansion outside the United States, including in developing countries, and our development of new partnerships and joint venture relationships worldwide, could increase the risk of FCPA, OFAC or Bribery Act violations in the future. Violations of anti-corruption and trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment.

Period-to-period comparisons may not be meaningful given the Sponsor Acquisition of SkinnyPop by TA Associates in 2014 and may not be representative of our future performance.

Due to the Sponsor Acquisition, which was consummated on July 17, 2014, it may be difficult for you to compare our Predecessor and Successor financial results. The Sponsor Acquisition was accounted for utilizing acquisition method accounting, which resulted in new valuations for the assets and liabilities of SkinnyPop to their fair values on July 17, 2014. In addition, we are recognizing the Founder Contingent Compensation ratably over the 18 months after the date of completion of the Sponsor Acquisition. Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to other periods. Additionally, due to the new valuations for the assets and liabilities of SkinnyPop, our Predecessor financial results may not be representative of our future performance. For example, for the year ended December 31, 2014, on an unaudited pro forma basis, our net income was $13.6 million, a 45% decrease from the year ended December 31, 2013.

The pro forma financial information in this prospectus is presented for illustrative purposes only and does not represent what the results of operations of the combined company would have been had the Sponsor Acquisition, the December 2014 Special Dividend or the May 2015 Special Dividend occurred on January 1, 2014, the date assumed for purposes of that pro forma information, nor does it represent the actual financial position or results of operations of the combined company following the Sponsor Acquisition. In addition, the pro forma financial information does not give effect to this offering.

The pro forma financial information in this prospectus is derived from our consolidated results of operations giving pro forma effect to the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Sponsor Acquisition and Subsequent Financings”, as if such transactions occurred on January 1, 2014. It is presented for illustrative purposes only and contains certain estimates and assumptions about the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend. It does not give effect to this offering, particularly the impact of the tax receivable agreement. The preparation of this pro forma financial information is based on certain assumptions and estimates that we believe are reasonable. Our assumptions may prove to be inaccurate over time and may be affected by other factors. Accordingly, the pro forma financial information may not reflect what our results of operations, financial positions and cash flows would have been had the Sponsor Acquisition, the December 2014 Special Dividend or the May 2015 Special Dividend, respectively, occurred during the periods presented or what our results of operations, financial positions and cash flows will be in the future. The pro forma information contained in this prospectus is based on adjustments that our management believes are reasonable. Our estimate of these adjustments and allocation may differ from actual amounts that we report in the future.

The summary statement of income data for the year ended December 31, 2012 and the selected consolidated financial data as of and for the year ended December 31, 2012, or collectively, the Unaudited 2012 Financial Data, presented in this prospectus was not audited and investors are cautioned not to place undue reliance on such data.

The Unaudited 2012 Financial Data included in this prospectus was based on our unaudited consolidated financial statements that are not included in this prospectus. This financial data was not audited for any period and was not subject to adjustments or procedures, closing or otherwise. The Unaudited 2012 Financial Data included in this prospectus involves estimates, assumptions and judgments and is based on the Predecessor’s books and records and may not reflect what our results of operations would have been had the consolidated financial statements for the relevant periods been audited. The Unaudited 2012 Financial Data could materially vary from the results of operations had they been audited. Investors are cautioned not to place undue reliance on the Unaudited 2012 Financial Data.

Our tax receivable agreement will require us to make cash payments to the former holders of units in Topco in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Immediately following the Corporate Reorganization, we will enter into a tax receivable agreement with the former holders of units of Topco, which will be effective upon the completion of this offering. Pursuant to the tax receivable agreement, we will be required to make cash payments to the former holders of units of Topco equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of certain tax attributes that were generated when SkinnyPop was acquired by affiliates of TA Associates in July 2014. The amount of the cash payments that we may be required to make under the tax receivable agreement is expected to be significant. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $112.4 million through 2030. Under such scenario we would be required to pay the holders of existing units in Topco 85% of such amount, or $95.5 million through 2030. Payments under the tax receivable agreement may vary from the foregoing estimates and will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to former holders of units of Topco under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. If the Internal Revenue Service, or IRS, were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the former holders of units of Topco would be reduced by the amount of such payments, but the tax receivable agreement does not require the former holders of units of Topco to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement. Our obligation to make timely payments under the tax receivable agreement is not conditioned upon, and will not be modified based upon, our historical net income for any previous period or our ability to generate net income in any future period. If, however, we fail to make any payments on a timely basis under the tax receivable agreement because we do not have sufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing our subsidiaries to distribute or lend funds to us for such payment and accessing any sources of available credit to fund such payment), such failure will not be deemed to be a breach of a material obligation under the tax receivable agreement that would give rise to an acceleration of our payment obligations under the agreement. To the extent that we are unable to make timely payments under the tax receivable agreement for this or any other reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the tax receivable agreement. Unless earlier terminated in accordance with its terms, the tax receivable agreement will continue in force and effect until there is no further potential for tax benefit payments to be made by us to the former holders of existing units in Topco in respect of the U.S. federal, state and local tax benefits that are the subject of such agreement. Based on current tax rules and regulations as of the date of this prospectus, we would expect the potential for tax benefit payments to cease no later than 2030 (or approximately fifteen years after the date of this offering). For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

Disruptions in the worldwide economy may adversely affect our business, results of operations, and financial condition.

Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, retailers, consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns, making it more difficult to sell our premium products. During economic downturns, it may be more difficult to convince consumers to switch to our brands or convince new users to choose our brands without expensive sampling programs and price promotions. In particular, consumers may reduce the amount of products with no GMOs, gluten, or preservatives that they purchase when there are conventional offerings of similar products, which generally have lower retail prices. In addition, consumers may choose to purchase private-label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. For example, during the economic downturn from 2007 through 2009, distributors and retailers significantly reduced their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors and retailers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

An impairment of goodwill could materially adversely affect our net income.

We have significant goodwill, which amounted to 0% and 13.5% of our total assets as of December 31, 2013 and 2014, respectively. Goodwill represents the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed. In accordance with GAAP, we first assess qualitative factors to determine whether it is more likely than not that the fair value of our sole reporting unit is less than its carrying amount as a basis to determine whether it is necessary to perform the two-step goodwill impairment test, which we perform annually in the fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Future events that may trigger impairment include, but are not limited to, significant adverse change in customer demand, the business climate or a significant decrease in expected cash flows. When impaired, the carrying value of goodwill is written down to fair value. In the event that an impairment to goodwill is identified, an immediate charge to earnings would be recorded, which would adversely affect our operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Intangible Assets”.

We rely on sales agents for our products and there could be a disruption in our ability to sell products to our customers if our relationship with a major sales agent is terminated.

We are represented by 20 agents who represent almost all of our product line to supermarkets and food stores. There are a very limited number of national sales agents in the snack food industry. Our agreements with these agents are terminable by either us or them after satisfaction of a short notice period. The termination of these agreements would require us to seek other sales agents, likely causing significant disruption to our business, and could affect our relationships with our customers. New sales agents would also potentially face conflicts of interest with respect to their existing customers.

A determination that the employees of our current third-party manufacturer or any future third-party co-manufacturers constitute our employees could have a material adverse effect on us.

We currently outsource the manufacturing of all of our products to a third-party co-manufacturer and we expect that we will continue to outsource the manufacturing of all of our products to one or more third-party manufacturers in the future. We do not consider employees of these third-party manufacturers to be our employees. As such, we do not withhold federal or state income or other employment related taxes, make federal or state unemployment tax or Federal Insurance Contributions Act payments, provide workers’ compensation insurance or other employee-related benefits with respect to these manufacturers’ employees. Recently, there has been an increase in litigation against companies across industries claiming that certain individuals associated with outsourced business functions should be considered employees. Although we are not unique in our outsourcing of certain aspects of our business, such as manufacturing operations, to third parties, there is a risk that such claims may be brought against us. This risk would be increased to the extent that any of the employees of our third-party manufacturers work exclusively on the manufacture of our products. In the event of a determination by a court, federal or state taxing authorities or other relevant governmental authorities that the employees of our third-party manufacturers constitute our employees, we may be adversely affected and subject to retroactive taxes and penalties.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile or may decline regardless of our operating performance, and you may lose part or all of your investment.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	market conditions or trends in the BFY packaged food industry or in the economy as a whole;

•	actions by competitors;

•	actual or anticipated growth rates relative to our competitors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC;

•	economic, legal and regulatory factors unrelated to our performance;

•	any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results;

•	changes in financial estimates or recommendations by any securities analysts who follow our common stock;

•	speculation by the press or investment community regarding our business;

•	litigation;

•	changes in key personnel; and

•	future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of our common stock could decline significantly as a result of sales of a large number of shares of our common stock in the market following this initial offering. These sales, or the perception that these sales might occur, could depress the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Shares Eligible for Future Sale”.

In connection with this offering, we, our directors, certain of our executive officers and the selling stockholders have each agreed to certain lock-up restrictions. We and they, subject to certain exceptions, will not be permitted to dispose of or hedge any shares of our common stock for 180 days (subject to extension) after the date of this prospectus, except as discussed in “Shares Eligible for Future Sale”, without the prior consent of the representatives. The representatives may, in their sole discretion, release all or any portion of the shares of our common stock from the restrictions in any of the lock-up agreements described above. See “Underwriting”.

Also, in the future, we may issue shares of our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Concentration of ownership among our existing executive officers, directors and principal stockholders, and our stockholders agreement with TA Associates, may prevent new investors from influencing significant corporate decisions.

Upon the consummation of this offering, our selling stockholders will own, in the aggregate, approximately 77.2% of our outstanding common stock (or approximately 74.2% if the underwriters’ exercise their option to purchase additional shares). As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. This concentration of influence could be disadvantageous to other stockholders with interests different from those of the selling stockholders. As a result of these ownership positions, these stockholders could take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power held by the selling stockholders may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with your interests as a stockholder.

In addition, we and entities affiliated with TA Associates intend to enter into a stockholders agreement in connection with this offering, which we refer to as our stockholders agreement. Under our stockholders agreement, TA Associates will have the right to designate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares.

Our stockholders agreement will also provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take the following actions (or enter into an agreement to take such actions) without the approval of at least one director designated by TA Associates:

•	increase or decrease the authorized number of members of our board of directors;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws or the organizational documents of any of our subsidiaries;

•	issue, create or assume any debt or equity security or debt obligation, or refinance, repurchase or prepay any security (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates) or debt obligation;

•	pay or declare any dividend or make any distribution on, or repurchase or redeem shares of our common stock (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates);

•	effect any sale, liquidation or dissolution of the Company, or sell, transfer or otherwise dispose of any of the material assets or properties of the Company or any of its subsidiaries, or merge with or into, or consolidate with, another entity or effect any recapitalization, reorganization, change of form of organization, forward or reverse split, dividend or similar transaction;

•	acquire any business, material assets or property for consideration in excess of $15,000,000, whether by acquisition of assets, capital stock or otherwise, and whether in consideration of the payment of cash, the issuance of capital stock or otherwise or make any investment in any person or entity in an amount in excess of $15,000,000

•	hire or terminate any our executive officers, or enter into, amend or modify, or waive any material term of any employment agreement or material term of employment with any of our executive officers; or

•	take any action to initiate, to cause or that would result in, the voluntary bankruptcy, insolvency, dissolution, liquidation or winding up of the Company or any of its subsidiaries.

Accordingly, our stockholders agreement will limit our ability to engage in significant transactions, such as a merger, acquisition or liquidation. Conflicts of interest could arise between us and TA Associates, and any conflict of interest may be resolved in a manner that does not favor us. Any decision that TA Associates may make at some future time regarding their ownership of us will be in their absolute discretion.

None of the proceeds from the sale of shares of common stock by the selling stockholders in this offering will be available to fund our operations or to pay dividends.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. The selling stockholders, which are investment funds and entities affiliated with TA Associates and other holders of existing units in Topco to be identified in this prospectus, will receive all proceeds from the sale of shares. Consequently, none of the proceeds from such sale will be available to fund our operations, capital expenditures or acquisition opportunities or to pay dividends. See “Use of Proceeds” and “Principal and Selling Stockholders”.

We identified a material weakness in connection with our 2014 audit. If we fail to remediate that material weakness and otherwise establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with our Annual Report on Form 10-K for the year ended December 31, 2016, annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, as of the later of the filing of such Annual Report and the date we are no longer an “emerging growth company” we will require a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified executive officers and members of our Board, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and, when applicable to us, our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy.

In connection with the 2014 audit of our financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness related to our presentation and classification of certain promotional obligations in the consolidated financial statements as well as our accounting for pricing concessions. We are in the process of developing a remediation plan with respect to the tracking of demonstration expenses and pricing concessions along with developing and evaluating our other internal controls.

We cannot predict the success of remediation plan or the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to other material weaknesses in addition to the one previously identified. We may also find that our previous and planned remediation measures have not been successful to the extent we expected, if at all. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigations by regulatory authorities, and investors may lose confidence in our financial information, which in turn could adversely affect the market price of our common stock.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company with SEC reporting, regulatory and stock exchange listing requirements, we will incur additional legal, accounting, compliance and other expenses that we have not incurred historically. After the consummation of this offering, we will be obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore will need to have the ability to prepare consolidated financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of the and certain provisions of Sarbanes-Oxley and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, or EGC, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Although the JOBS Act permits an EGC such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, we are choosing to “opt out” of this provision, and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

Provisions of our amended and restated certificate of incorporation, amended and restated bylaws, our stockholders agreement and the General Corporation Law of the State of Delaware could prevent an acquisition or other change in control of our Company that may be beneficial to our stockholders.

Our amended and restated certificate of incorporation, amended and restated bylaws and provisions of the General Corporation Law of the State of Delaware, or the DGCL, to which we are subject contain provisions that could discourage, delay, or prevent a change in control of our Company or changes in our board of directors and management that the stockholders of our Company may deem advantageous.

After this offering, for as long as TA Associates continues to own a substantial number of shares of our common stock, representing a substantial number of votes entitled to be cast by holders of our common stock, it will have the ability to control decisions regarding an acquisition of us by a third party that are subject to a vote of our stockholders. In addition, our stockholders agreement will provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not, without the approval of at least one director designated by TA Associates, amend our amended and restated certificate of incorporation or amended and restated bylaws or effect any sale, liquidation or dissolution of the Company, or sell, transfer or otherwise dispose of any of the material assets or properties of the Company or any of its subsidiaries. Accordingly, even though TA Associates may own a small percentage of our total outstanding shares of our common stock, they will continue to have substantial influence on our business and strategy. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement”.

In addition, our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors with each class serving three-year staggered terms, restrictions on the ability of our stockholders to remove directors, the inability of our stockholders to fill vacancies on our board of directors, in certain instances supermajority voting requirements for stockholders to amend our amended and restated certificate of incorporation and amended and restated bylaws, prohibition on action by our stockholders by written consent, advance notice requirements for stockholder proposals and director nominations, and the inability of our stockholders to call special meetings of stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Moreover, we will be subject to the restrictions on business combinations set forth in Section 203 of the DGCL, which generally will prohibit us from engaging in a business combination with a person who owns in excess of 15% of our outstanding voting stock for a period of three years after the time of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless, among other exceptions, the transaction is approved in a prescribed manner. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock”.

Futures sales or other issuances of our common stock or issuances of securities convertible into our common stock would result in dilution to our stockholders and could adversely impact the market price of our common stock.

As of the date of this prospectus, and assuming the consummation of the Corporate Reorganization and the associated exchange or conversion of units of Topco for shares of our common stock or restricted stock, as applicable, we had outstanding 75,000,000 shares of our common stock, including 6,022,548 shares of our restricted stock. In the future we may sell additional shares of our common stock or securities convertible into our common stock to raise capital or issue additional shares of our common stock or securities convertible into our common stock as consideration for future acquisitions, which would dilute the voting power and ownership percentage of our stockholders. In addition, we have a substantial number of shares of restricted stock that is subject to additional vesting, and the vesting of such shares will result in additional dilution of the voting power and ownership percentage of our stockholders. We cannot predict the size of future issuances of our common stock or securities convertible into our common stock or the effect, if any, that such future issuances might have on the market price for our common stock. The issuance and sale of substantial amounts of our common stock or securities convertible into our common stock, or the perception that such issuances and sales may occur, could also materially and adversely affect the market price of our common stock and impair our ability to raise capital through the issuance of additional equity securities.

No trading market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

There currently is no public market for shares of our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on the NYSE or otherwise, or how liquid that market might be. If an active market does not develop, you may have difficulty selling your shares of our common stock. The initial public offering price for our common stock has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following the consummation of this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our net sales, cost of goods sold, gross profit or gross profit margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•	our ability to maintain, protect and enhance our brands;

•	our ability to attract and retain customers;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs and service our indebtedness;

•	our ability to produce sufficient quantities of our products to meet demands;

•	demand fluctuations for our products;

•	our ability to successfully innovate and compete in the food industry;

•	changing trends, preferences and tastes in the food industry;

•	our ability to successfully expand in our existing markets and into new U.S. and international markets;

•	worldwide economic conditions and their impact on consumer spending;

•	our expectations concerning relationships with third parties;

•	our ability to effectively manage our growth and future expenses;

•	future acquisitions of or investments in complementary companies or products;

•	changes in regulatory requirements in our industry and our ability to comply with those requirements; and

•	the attraction and retention of qualified employees and key personnel.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

CORPORATE REORGANIZATION

The diagram below depicts our organizational structure immediately prior to the consummation of this offering:

Topco (TA Topco 1, LLC)

Currently, the capital structure of Topco consists of four classes of membership units: (i) Class A Units, or preferred units, (ii) Class B Units, or common units, (iii) Class C-1 Units, which are profit interests and (iv) Class C-2 Units, which are profit interests (together with the Class C-1 Units, the “Class C Units”). Topco is the ultimate parent company of SkinnyPop Popcorn LLC, or SkinnyPop, which is the current operating company for our business operations. Topco owns 100% of the capital stock of Amplify Snack Brands, Inc., and Amplify Snack Brands, Inc. owns 100% of the membership units in SkinnyPop.

The Corporate Reorganization

Immediately prior to the consummation of this offering, a series of related reorganization transactions will occur in the following sequence:

•	Topco will liquidate in accordance with the terms and conditions of Topco’s existing limited liability company agreement. We refer to this transaction in this prospectus as the “Topco Liquidation”. The holders of existing units in Topco will receive, as a result of the Topco Liquidation, 100% of the capital stock of the Company. The capital stock of the Company will be allocated to such unit holders pursuant to the distribution provisions of the existing limited liability company agreement of Topco based upon the liquidation value of Topco, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock to be sold in this offering. Topco will cease to exist following the Topco Liquidation.

•	The Company will enter into a tax receivable agreement with the former holders of existing units in Topco pursuant to which such holders will receive the right to future payments from Amplify Snack Brands, Inc. See “—Tax Receivable Agreement”.

We refer to the foregoing transactions, collectively, as the “Corporate Reorganization”.

Immediately following the Corporate Reorganization, the selling stockholders identified in this prospectus will offer 15,000,000 shares of common stock of Amplify Snack Brands, Inc. to the public pursuant to the terms of the offering described in this prospectus (or 17,250,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders). The holders of existing units in Topco, including the selling stockholders, will have the right to receive future payments pursuant to that certain tax receivable agreement described below in “—Tax Receivable Agreement”. New investors in this offering will not receive the right to receive any future payments pursuant to the tax receivable agreement.

As a result of the Corporate Reorganization and the subsequent consummation of the offering described in this prospectus:

•	investors in this offering will collectively own 15,000,000 shares of common stock of Amplify Snack Brands, Inc. (or 17,250,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders identified in this prospectus); and

•	existing holders of units in Topco will collectively own 60,000,000 shares of common stock of Amplify Snack Brands, Inc. (or 57,750,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholders identified in this prospectus).

The diagram below depicts our organizational structure immediately following the consummation of this offering:

Tax Receivable Agreement

Pursuant to the tax receivable agreement to be entered into immediately prior to the consummation of this offering, the former holders of existing units in Topco will receive the right to future payments equal to 85% of the U.S. federal, state and local tax benefits realized by us and our subsidiaries from the utilization of certain tax attributes that were generated when SkinnyPop was acquired by affiliates of TA Associates in July 2014. Amplify Snack Brands, Inc. will retain approximately 15% of the U.S. federal, state and local tax benefits realized from the utilization of such tax attributes. Unless earlier terminated in accordance with its terms, the tax receivable agreement will continue in force and effect until there is no further potential for tax benefit payments to be made by us to the former holders of existing units in Topco in respect of the U.S. federal, state and local tax benefits that are the subject of the agreement. Based on current tax rules and regulations as of the date of this prospectus, we would expect the potential for tax benefit payments to cease no later than 2030 (or approximately fifteen years after the date of this offering).

The amount payable to the holders of existing units in Topco under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of these tax attributes. For purposes of determining the reduction in taxes resulting from the utilization of pre-IPO tax attributes, we will be required to assume that pre-IPO tax attributes are utilized before any other attributes. We expect that the payments that we may make under the tax receivable agreement may be substantial. In addition, if the IRS were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the former holders of units of Topco would be reduced by the amount of such payments, but the tax receivable agreement does not require the former holders of units of Topco to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement.

Payment under the tax receivable agreement may be accelerated in the event of certain mergers, stock or asset sales, other forms of combinations or other changes of control or upon a breach by us of our material obligations under the tax receivable agreement (such as by failing to make a payment within three months of the date on which such payment is due). Such accelerated payment would be based on the present value of projected future payments under the tax receivable agreement as of the date of the accelerating event. Such projected future payments could differ from the payments that would otherwise have resulted under the tax receivable agreement from our actual tax benefits realized from utilizing the pre-IPO tax attributes.

Our obligation to make timely payments under the tax receivable agreement is not conditioned upon, and will not be modified based upon, our historical net income for any previous period or our ability to generate net income in any future period. If, however, we fail to make any payments on a timely basis under the tax receivable agreement because we do not have sufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing our subsidiaries to distribute or lend funds for such payment and accessing any sources of available credit to fund such payment), such failure will not be deemed to be a breach of a material obligation under the tax receivable agreement that would give rise to an acceleration of our payment obligations under the agreement. To the extent that we are unable to make timely payments under the tax receivable agreement for this or any other reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

The form of tax receivable agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Treatment of Outstanding Equity Awards of Topco

In connection with the Corporate Reorganization, all of the outstanding equity awards (which are currently comprised of Class C units of Topco consisting of C-1 units and C-2 units) that have been granted under the TA Topco 1, LLC 2014 Equity Incentive Plan will be converted into shares of the common stock and restricted stock of Amplify Snack Brands, Inc. The portion of the outstanding Class C units that have vested as of the consummation of the Corporate Reorganization will be converted into shares of our common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of Amplify Snack Brand’s restricted stock, which will be granted under our 2015 Plan. As a result, we will grant shares of common stock and restricted stock to current awardees under the 2015 Plan in connection with the Corporate Reorganization. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares are converted.

Holding Company Structure

Following the consummation of the Corporate Reorganization, Amplify Snack Brands, Inc. will be a holding company, and its sole material asset will be 100% of the membership units in SkinnyPop. As the sole and managing member of SkinnyPop, the Company will operate and control all of the business and affairs of SkinnyPop, Paqui and any other subsidiaries of the Company, through which we conduct our business. The Company will consolidate the financial results of its subsidiaries, including SkinnyPop and Paqui. Pursuant to the limited liability company agreement of SkinnyPop, the Company will have the right to determine when distributions will be made to the Company and the amount of any such distributions.

USE OF PROCEEDS

The selling stockholders, which include certain of our directors and officers, are selling all of the shares of our common stock being sold in this offering, including any shares that may be sold in connection with the exercise of the underwriters’ option to purchase additional shares. See “Principal and Selling Stockholders”. Accordingly, we will not receive any proceeds from the sale of shares of our common stock in this offering. We will bear all costs, fees and expenses in connection with this offering, which are estimated to be $6.9 million and do not include payment of the Performance Bonus Payments of $1.5 million, except that the selling stockholders will pay all underwriting commissions and discounts.

DIVIDEND POLICY

Except as described below, we have not declared or paid a cash dividend on our capital stock. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. The Credit Agreement governing our credit facility prohibits the payment of any dividends without obtaining the prior written consent of the lenders representing a majority of the outstanding principal under the Credit Agreement, other than dividends payable solely in our common stock.

In December 2014, SkinnyPop made a $59.8 million distribution to the Company in connection with the second amendment to our Credit Agreement. The Company then distributed such amount to Topco, which then distributed such amount to its members. We refer to this distribution as the December 2014 Special Dividend.

In May 2015, SkinnyPop made a $22.3 million distribution to the Company in connection with our Third Amended Credit Facility. The Company then distributed such amount to Topco, which then distributed such amount to its members. For more information about this distribution, which we refer to as the May 2015 Special Dividend, as well as the December 2014 Special Dividend, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Sponsor Acquisition and Subsequent Financings”.

We do not currently intend to declare or pay any similar special dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of June 30, 2015 as follows:

•	on an actual historical basis for the Company and its consolidated subsidiaries;

•	on an adjusted basis to give effect to the completion of the Corporate Reorganization prior to the consummation of this offering (see “Corporate Reorganization”); and

•	on an as further adjusted basis giving effect to the adjustments set forth above and the sale of 15,000,000 shares of common stock by the selling stockholders in this offering, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the payment of the Performance Bonus Payments and the estimated offering expenses payable by us, which amount to approximately $6.9 million, of which $2.4 million was expensed prior to June 30, 2015.

The as further adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our audited consolidated financial statements and related notes, and “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” that are included elsewhere in this prospectus.

	As of June 30, 2015
(In thousands, except share and per share information)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents and short-term investments(1)	$12,935	$12,935	$6,236
Other assets	322,524	322,524	322,524

Total debt	$216,255	$216,255	$216,255
Total stockholders’/members’ equity:
Preferred stock, par value $0.0001 per share: no shares authorized, issued, and outstanding, actual and as adjusted; 10,000,000 shares authorized, no shares issued and outstanding, as further adjusted	—	—	—
Common stock, par value $0.0001 per share: 75,000,000 shares authorized, issued and outstanding, actual; 375,000,000 shares authorized, 75,000,000 shares issued and outstanding, as adjusted; 375,000,000 shares authorized, 75,000,000 shares issued and outstanding, as further adjusted	8	8	8
Additional paid-in capital(2)	95,535	95,535	95,535
Retained earnings(3)	13,202	13,202	8,708

Total stockholders’/members’ equity	108,745	108,745	104,251

Total capitalization(4)	$325,000	$325,000	$320,506

(1)	The as further adjusted cash and cash equivalents reflects the payment of the Performance Bonus Payments and the estimated offering expenses payable by us.
(2)	The as adjusted additional paid-in capital reflects the completion of the Corporate Reorganization.
(3)	The as further adjusted retained earnings reflect $6.9 million of estimated offering expenses, net of $2.4 million of offering expenses that were expensed prior to June 30, 2015.
(4)	If the underwriters’ option to purchase additional shares from the selling stockholders were exercised in full, as further adjusted cash and cash equivalents, additional paid-in capital, total stockholders’/members’ equity and shares issued and outstanding as of June 30, 2015 would not change.

The as adjusted and as further adjusted columns in the table above include the following:

•	1,024,130 shares of our common stock that are issuable upon the conversion of 1,973,841.33 Class C units of Topco that are issued, outstanding and vested as of the date of this prospectus, which conversion will occur in connection with the Corporate Reorganization; and

•	6,022,548 shares of our restricted stock issuable upon the conversion of 12,182,051.08 Class C units of Topco that are issued, outstanding and unvested as of the date of this prospectus, which conversion will occur in connection with the Corporate Reorganization.

The as adjusted and as further adjusted columns in the table above exclude the following:

•	6,227,757 shares of common stock reserved for future issuance under our 2015 Stock Option and Incentive Plan, which will become effective upon the consummation of this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2015 was $(210.6) million, or $(2.81) per share. Our historical net tangible book value excludes $319.3 million of goodwill and intangible assets.

Because all of the shares of our common stock to be sold in this offering, including those subject to the underwriters’ option to purchase additional shares, will be sold by the selling stockholders, there will be no increase in the number of shares of our common stock outstanding as a result of this offering. The common stock to be sold by the selling stockholders is common stock that will be currently issued and outstanding following the Corporate Reorganization. Accordingly, our pro forma net tangible book value as of June 30, 2015, would be unchanged at $(210.6) million, or $(2.81) per share, prior to giving effect to the payment by us of the Performance Bonus Payments and estimated remaining offering expenses of $4.5 million in connection with this offering.

After deducting the payment of the Performance Bonus Payments and estimated remaining offering expenses in connection with this offering, our pro forma as adjusted net tangible book value (deficit) as of June 30, 2015 would have been $(216.6) million, or $(2.89) per share. This represents an immediate decrease in pro forma net tangible book value of $0.08 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $17.89 per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value (deficit) per share as of June 30, 2015	$(2.81)
Decrease in pro forma net tangible book value per share attributable this offering	(0.08)
Pro forma as adjusted net tangible book value per share immediately after this offering		(2.89)

Dilution in pro forma net tangible book value per share to new investors in this offering		$17.89

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would not affect our pro forma as adjusted net tangible book value per share to new investors, but would increase or decrease, as applicable, dilution per share to new investors in this offering by $1.00.

The number of shares of common stock that will be outstanding after this offering is based on 75,000,000 shares outstanding as of June 30, 2015, and includes:

•	1,024,130 shares of our common stock that are issuable upon the conversion of 1,973,841.33 Class C units of Topco that were issued and outstanding and vested as of June 30, 2015, which conversion will occur in connection with the Corporate Reorganization; and

•	6,022,548 shares of our restricted stock issuable upon the conversion of 12,182,051.08 Class C units of Topco that were issued and outstanding and unvested as of June 30, 2015, which conversion will occur in connection with the Corporate Reorganization as described above.

The number of shares of common stock that will be outstanding after this offering excludes:

•	6,227,757 shares of common stock reserved for future issuance under our 2015 Plan, which will become effective upon the consummation of this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2014 and the six months ended June 30, 2014 and 2015 present our consolidated results of operations giving pro forma effect to the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The Sponsor Acquisition and Subsequent Financings”, as if such transactions had occurred on January 1, 2014. The pro forma financial information does not give effect to this offering, including the use of cash for offering expenses, the Performance Bonus Payments and the tax receivable agreement. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of our Predecessor and Successor entities, as applicable.

The unaudited pro forma condensed consolidated financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

The Sponsor Acquisition was accounted for using the acquisition method of accounting. The initial estimated fair values of the acquired assets and assumed liabilities as of the date of acquisition, which are based on the consideration paid and estimates and our assumptions, are reflected herein. As explained in more detail in the accompanying Notes to the Unaudited Pro Forma Condensed Statement of Operations, the total purchase price of approximately $320 million to acquire the SkinnyPop business has been allocated to the assets acquired and assumed liabilities of SkinnyPop based upon estimated fair values at the date of acquisition. Independent valuation specialists conducted analyses in order to assist our management in determining the fair values of the acquired assets and liabilities assumed. Our management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts. Although our review is substantially complete and there are no pending items associated with accounting for the acquisition, we have one year from the date of completion of the Sponsor Acquisition to finalize these amounts and are therefore continuing to review.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations of Amplify Snack Brands, Inc. that would have occurred had the Sponsor Acquisition, the December 2014 Special Dividend or the May 2015 Special Dividend occurred on January 1, 2014. The unaudited pro forma consolidated financial information contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the accompanying notes hereto and should not be relied upon as being indicative of our results of operations had the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations for any future period or date. The acquisition of Paqui occurred in April 2015. The unaudited pro forma consolidated financial information for the fiscal year ended December 31, 2014 and the six months ended June 30, 2014 does not include results of the Paqui, LLC acquisition. The unaudited pro forma consolidated financial information for the six months ended June 30, 2015 includes the results of Paqui from April 17, 2015, the date of acquisition, through June 30, 2015, but was not given pro forma effect as if the acquisition had occurred on January 1, 2014. Company management evaluated the impact to the Company’s financial statements of the Paqui, LLC acquisition and concluded that the impact was not significant enough to require or separately warrant the inclusion of pro forma financial results inclusive of Paqui under applicable SEC rules and regulations or under GAAP.

The pro forma adjustments give effect to the following items in connection with the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend:

•	the asset and liability valuations and related purchase price allocations associated with the Sponsor Acquisition;

•	the effect of the incurrence of a $150 million term loan and a $7.5 million revolving facility in connection with the Sponsor Acquisition;

•	the incurrence of an incremental $50 million under the Credit Agreement governing the $150 million term loan, increasing the aggregate term loan to $200 million, as part of the December 2014 Special Dividend;

•	the incurrence of an incremental $7.5 million under the Credit Agreement governing the $200 million term loan, increasing the aggregate term loan to $207.5 million and the incurrence of a $15 million borrowing under our revolving facility increasing the aggregate revolving facility to $25 million, each as part of the May 2015 Special Dividend;

•	the estimated compensation expense associated with the Founder Contingent Compensation in connection with the Sponsor Acquisition, based on our achievement of certain contribution margin benchmarks during the fiscal year 2015, and the tax benefit, to the extent realized by us, associated with the arrangement; and

•	the associated income tax expense effect of the above adjustments.

AMPLIFY SNACK BRANDS, INC.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Year Ended December 31, 2014

	Historical(1)				Pro Forma
	Predecessor	Successor			Combined
In thousands, except share and per unit/share information	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Pro Forma Adjustments		Year Ended December 31, 2014
Net sales(2)	$68,353	$64,004	$—		$132,357
Cost of goods sold(2)	29,429	28,724	—		58,153

Gross profit	38,924	35,280	—		74,204
Sales & marketing expenses	5,661	6,977	—		12,638
General & administrative expenses	1,394	13,611	12,233	(3)(4)	27,238
Sponsor Acquisition-related expenses	1,288	2,215	(2,993	)(5)	510

Total operating expenses	8,343	22,803	9,240		40,386
Operating income	30,581	12,477	(9,240)		33,818
Interest expense	—	4,253	8,631	(6)	12,884

Pre-tax income	30,581	8,224	(17,871)		20,934
Income tax expense	—	3,486	3,840	(7)	7,326

Net income	$30,581	$4,738	$(21,711)		$13,608

Basic and diluted earnings per unit/share	$76,452.74	$.06			$.18
Basic and diluted weighted average units/shares outstanding:	400	75,000,000			75,000,000

(1)	The amounts in these columns represent our Predecessor’s and Successor’s historical results of operations for the periods reflected.
(2)	Includes the effect of $0.4 million of additional cost of sales associated with inventory acquired.
(3)	This adjustment reflects the incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of amortization related to customer relationships and the non-competition agreements entered into with the Founders.
(4)	This adjustment reflects the incremental compensation expense associated with the Founder Contingent Compensation that would have been recognized if the employment agreements with the Founders had been in effect for the full year. The total estimated obligation of $26.8 million is being recognized ratably over the 18-month contractual service period. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
(5)	This reflects an adjustment to exclude the non-recurring Sponsor Acquisition-related expenses, which consist of the following:

	Predecessor	Successor
	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Transaction bonuses(i)	$778	$—
Sponsor transaction costs(ii)	—	2,215

Total	$778	$2,215

i.	Represents transaction bonuses paid to employees in connection with the Sponsor Acquisition.
ii.	Represents legal, accounting, tax, insurance and other diligence fees paid to consultants in connection with the Sponsor Acquisition.

AMPLIFY SNACK BRANDS, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Year Ended December 31, 2014

(6)	This adjustment reflects the following adjustments to increase interest expense as a result of the $150 million term loan and a $7.5 million revolving facility in connection with the Sponsor Acquisition; the incurrence of an incremental $50 million term loan increasing the aggregate term loan to $200 million, as part of the December 2014 Special Dividend and the incurrence of an incremental $7.5 million term loan increasing the aggregate term loan to $207.5 million as well as the incurrence of a $15 million borrowing under our revolving facility, increasing the aggregate revolving facility to $25 million each as part of the May 2015 Special Dividend:

Pro forma interest expense components:
Aggregate $207.5 million term loan and $15 million revolving loan interest expense(i)	$12,026
Amortization of capitalized debt issuance costs associated with aggregate term loan amortized over five years	758
Revolving facility unused commitment fees	50
Other administrative fees	50

Total pro forma interest expense	12,884
Less: actual interest expense for the period	(4,253)

Net pro forma adjustment to interest expense	$8,631

(i)	Reflects the impact of scheduled amortization payments. Assumes an interest rate of 5.50% per annum. A 1⁄8% change in the interest rate would change our annual interest expense by $0.3 million.

(7)	Reflects the statutory tax rate of 35%.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Six Months Ended June 30, 2015

	Historical(1)			Pro Forma
(In thousands, except share and per share information)	Six months ended June 30, 2015	Pro Forma Adjustments		Six months ended June 30, 2015
Net Sales	$91,629	$—		$91,629
Cost of goods sold	40,527	—		40,527

Gross Profit	51,102	—		51,102
Sales and marketing expenses	8,634	—		8,634
General and administrative expenses	21,017	—		21,017

Total operating expenses	29,651	—		29,651
Operating income	21,451	—		21,451
Interest expense	6,013	228	(2)	6,241

Pre-tax income	15,438	(228)		15,210
Income tax expense	6,974	(1,651	)(3)	5,323

Net income	$8,464	$1,423		$9,887

Basic and diluted earnings per share	$0.11			$0.13
Basic and diluted weighted average shares outstanding	75,000,000			75,000,000

(1)	The amounts in these columns represent our Successor’s historical results of operations for the six months ended June 30, 2015.

(2)	This adjustment reflects the following adjustments to interest expense as a result of the $150 million term loan and a $7.5 million revolving facility in connection with the Sponsor Acquisition; the incurrence of an incremental $50 million term loan increasing the aggregate term loan to $200 million as part of the December 2014 Special Dividend and the incurrence of an incremental $7.5 million term loan increasing the aggregate term loan to $207.5 million as well as the incurrence of a $15 million borrowing under our revolving facility, increasing the aggregate revolving facility to $25 million each as part of the May 2015 Special Dividend:

Pro forma interest expense components:
Aggregate $207.5 million term loan and $15 million revolving loan interest expense(i)	$5,802
Amortization of capitalized debt issuance costs associated with aggregate term loan amortized over five years	379
Revolving facility unused commitment fees	25
Other administrative fees	25

Total pro forma interest expense	6,230
Less: actual interest expense for the period	(6,002)

Net pro forma adjustments to interest expense	$228

(i)	Reflects the impact of scheduled amortization payments. Assumes an interest rate of 5.5% per annum. A 1/8% change in the interest rate would change our quarterly interest expense by $0.1 million.

(3)	Reflects the statutory tax rate of 35%.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the Six Months Ended June 30, 2014

	Historical(1)			Pro Forma
(In thousands, except share and per share information)	Six months ended June 30, 2014	Pro Forma Adjustments		Six months ended June 30, 2014
Net Sales	$61,168	$—		$61,168
Cost of goods sold	26,710	—		26,710

Gross Profit	34,458	—		34,458
Sales and marketing expenses	4,597	—		4,597
General and administrative expenses	1,268	11,286	(4)	12,554
Sponsor Acquisition-related expenses	—	—		—

Total operating expenses	5,865	11,286		17,151
Operating income	28,593	(11,286)		17,307
Interest expense	—	6,513	(2)	6,513

Pre-tax income	28,593	(17,799)		10,794
Income tax expense	—	3,778	(3)	3,778

Net income	$28,593	$(21,577)		$7,016

Basic and diluted earnings per share	$71,482.50			$0.09
Basic and diluted weighted average shares outstanding	400			75,000,000

(1)	The amounts in these columns represent our Predecessor’s historical results of operations for the six months ended June 30, 2014.

(2)	This adjustment reflects the following adjustments to interest expense as a result of the $150 million term loan and a $7.5 million revolving facility in connection with the Sponsor Acquisition; the incurrence of an incremental $50 million term loan increasing the aggregate term loan to $200 million, as part of the December 2014 Special Dividend and the incurrence of an incremental $7.5 million term loan increasing the aggregate term loan to $207.5 million as well as the incurrence of a $15 million borrowing under our revolving facility, increasing the aggregate revolving facility to $25 million each as part of the May 2015 Special Dividend:

Pro forma interest expense components:
Aggregate $207.5 million term loan and $15 million revolving loan interest expense(i)	$6,084
Amortization of capitalized debt issuance costs associated with aggregate term loan amortized over five years	379
Revolving facility unused commitment fees	25
Other administrative fees	25

Total pro forma interest expense	6,513
Less: actual interest expense for the period	—

Net pro forma adjustments to interest expense	$6,513

(i)	Reflects the impact of scheduled amortization payments. Assumes an interest rate of 5.5% per annum. A 1/8% change in the interest rate would change our quarterly interest expense by $0.1 million.

(3)	Reflects the statutory tax rate of 35%.

(4)	This adjustment reflects the incremental amortization expense associated with the allocation of purchase price to finite-lived identifiable intangible assets consisting of amortization related to customer relationships and the non-competition agreements entered into with the Founders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our historical consolidated financial data. We have derived the selected (1) statements of income data for the year ended December 31, 2013 and the period from January 1, 2014 to July 16, 2014 for the Predecessor (as discussed below) and for the period from July 17, 2014 to December 31, 2014 for the Successor (as discussed below) and (2) balance sheet data as of December 31, 2014 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the following selected consolidated financial data as of and for the year ended December 31, 2012, or the 2012 Financial Data, from our unaudited consolidated financial statements that are not included in this prospectus. We caution you not to place undue reliance on the 2012 Financial Data. We have derived the selected (1) statements of income data for the six months ended June 30, 2014 for the Predecessor and the six months ended June 30, 2015 for the Successor and (2) balance sheet data as of June 30, 2015 from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for the fair presentation of the financial information set forth in those statements included elsewhere in this prospectus.

Our financial data prior to the date of the Sponsor Acquisition, which are the years ended December 31, 2012 and December 31, 2013 and the period from January 1, 2014 to July 16, 2014, are presented as the financial data of the Predecessor, which includes the results of the then-existing SkinnyPop Popcorn LLC. The financial data after the date of the Sponsor Acquisition, which are the period from July 17, 2014 to December 31, 2014 and the six months ended June 30, 2015, are presented as the financial data of the Successor. The balance sheet data as of December 31, 2013 is presented as the balance sheet of the Predecessor and as of December 31, 2014 and June 30, 2015 is presented as the balance sheet of the Successor. The Predecessor and Successor financial data has been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance.

After the consummation of the Sponsor Acquisition, the Company along with its subsidiary SkinnyPop Popcorn LLC, are referred to collectively in this prospectus as the “Successor”. Prior to the consummation of the Sponsor Acquisition, SkinnyPop Popcorn LLC is referred to in this prospectus as the “Predecessor”. We applied Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification Topic 805, “Business Combinations” on July 17, 2014, the closing date of the Sponsor Acquisition, and as a result, the merger consideration in the Sponsor Acquisition was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor. The fair value of identifiable intangibles was recorded at $265.3 million. For the period from July 17, 2014 to December 31, 2014, the Successor’s general and administrative expenses increased by $1.9 million as amortization was recorded. For the six months ended June 30, 2015, amortization expense was $2.1 million. As a result of the application of acquisition method accounting, the Successor balances and amounts presented in the audited consolidated financial statements and footnotes are not comparable with those of the Predecessor. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.

You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, “Capitalization”, “Unaudited Pro Forma Condensed Consolidated Financial Information” and all of our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor	Predecessor	Successor
(In thousands, except share and per share information)	Year ended December 31, 2012	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Six Months ended June 30, 2014	Six Months ended June 30, 2015
Statement of Income Data:
Net sales	$16,019	$55,710	$68,353	$64,004	$61,168	$91,629
Cost of goods sold	7,047	23,054	29,429	28,724	26,710	40,527

Gross profit	8,972	32,656	38,924	35,280	34,458	51,102
Sales & marketing expenses	1,495	5,938	5,661	6,977	4,597	8,634
General & administrative expenses	679	1,960	1,394	13,611	1,268	21,017
Sponsor Acquisition-related expenses(1)	—	—	1,288	2,215	—	—

Total operating expenses	2,174	7,898	8,343	22,803	5,865	29,651

Operating income	6,798	24,758	30,581	12,477	28,593	21,451
Interest expense	—	—	—	4,253	—	6,013

Pre-tax income	6,798	24,758	30,581	8,224	28,593	15,438
Income tax expense	—	—	—	3,486	—	6,974

Net income	$6,798	$24,758	$30,581	$4,738	$28,593	$8,464

Basic and diluted earnings per unit/share(2)	$16,995.01	$61,895.01	$76,452.74	$0.06	$71,482.50	$0.11
Basic and diluted weighted average units/shares outstanding(2)	400	400	400	75,000,000	400	75,000,000

Cash Flow Data:
Cash from operating activities	$6,386	$22,469	$26,339	$12,719	$25,499	$25,477
Cash used in investing activities	(16)	(456)	(278)	(294,630)	(278)	(8,141)
Cash from (used in) financing activities	(5,848)	(19,362)	(28,533)	287,526	(23,886)	(10,016)

(1)	In the period from January 1 to July 16, 2014 and the period from July 17 to December 31, 2014, the Sponsor Acquisition-related expenses reflect the Sponsor Acquisition.
(2)	See Note 2 and Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted earnings per unit/share and the weighted average units/shares outstanding used in the computation of the per unit/share amounts.

(In thousands)	Predecessor		Successor
	At December 31, 2012	At December 31, 2013	At December 31, 2014	At June 30, 2015
Balance Sheet Data:
Cash and cash equivalents	$870	$3,519	$5,615	$12,935
Working capital(1)	1,671	6,599	3,378	(1,162)
Property and equipment—net	—	468	746	1,812
Other assets	—	—	313,387	322,524
Total assets	2,550	11,053	338,891	363,612
Total indebtedness(2)	—	—	206,936	239,008
Total stockholder’s/members’ equity	1,671	7,067	121,168	108,745

(1)	Working capital is the sum of current assets less current liabilities.
(2)	Total indebtedness consists of the accrued amounts due in connection with the Founder Contingent Compensation, the outstanding principal amount of the term loan and revolving facility under our Credit Agreement, notes payable and other liabilities. See “Unaudited Pro Forma Condensed Consolidated Financial Information”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” included elsewhere in this prospectus.

Overview

Amplify Snack Brands is a high growth, snack food company focused on developing and marketing products that appeal to consumers’ growing preference for BFY snacks. Our anchor brand, SkinnyPop, is a rapidly-growing, highly-profitable and market-leading BFY RTE popcorn brand. We recently acquired a second BFY brand, Paqui, an emerging BFY tortilla chip brand, that has many of the same key taste and BFY attributes as SkinnyPop. We believe that our focus on building a portfolio of exclusively BFY snack brands will allow us to leverage our platform to realize material synergies across our family of BFY brands, as well as allow our retail customers to consolidate their vendor relationships in this large and growing segment.

Our SkinnyPop brand sells premium products made from high-quality, simple ingredients and is sold in over 47,000 retail locations in the United States and Canada. We distribute our products across a wide variety of retail channels, including natural and conventional grocery, drug, convenience, club and mass merchandise. We also have a presence in the foodservice and selected other non-food retail channels. Our SkinnyPop product portfolio consists of four core flavors (Original, Black Pepper, White Cheddar Flavor and Naturally Sweet), along with occasional rotational flavors, which are sold in a variety of packaging sizes and marketed under the SkinnyPop brand. Our SkinnyPop brand has experienced strong growth, driven by distribution gains, increases in sales velocities and new product introductions. As is evidenced by our high repeat purchase patterns, we have built a loyal and growing customer base for our SkinnyPop brand. Additionally, we believe retailers find our SkinnyPop products to be attractive because of our premium price points and strong sales velocities. While SkinnyPop’s growth has been rapid, we believe significant opportunity exists for continued growth.

Our corporate vision is to continue to build a diversified and BFY-focused snacking company that aligns with continued increases in consumer preferences for BFY products and overall snacking trends. We believe this focus gives us a competitive advantage in the large and intensely competitive snack foods market. We intend to achieve our goal by both developing and acquiring snacking brands and products that deliver exceptional taste, align with our BFY mission and allow us to leverage our management and infrastructure to help drive net sales growth and increased profitability.

Components of Our Results of Operations and Trends Affecting Our Business

Net Sales

Our net sales are derived from the sale of our products to our retailer customers, who purchase either directly from us or through third party distributors. Our products are sold to consumers through an increasing number of locations primarily in the natural and conventional grocery, drug and convenience, club and mass merchandise retail channels. We also have a growing presence in the foodservice and selected other non-food retail channels. Historically, all of our products have been sold under the SkinnyPop brand, which we continue to roll out in leading retailers across the United States. In April 2015, we acquired Paqui, a BFY tortilla chip brand.

Our net sales growth is driven by the following factors:

•	Increased penetration of our more established retail channels, including the drug, natural and conventional grocery and club distribution channels as well as continued expansion into other sizeable distribution channels;

•	Increasing sales velocity driven by growing awareness and consumer loyalty;

•	Continued share gain by BFY products in the large and growing U.S. salty snacking market;

•	The RTE popcorn category, into which we sell our SkinnyPop products, which was the fastest growing category across all U.S. salty snacking categories in 2014, with a growth rate of 22.6%; and

•	Consumer trends and preferences, including a greater focus on health and wellness, increase consumption of smaller, more frequent meals throughout the day and a strong preference for convenient BFY products.

Our net sales increased by $76.7 million, or 138%, from $55.7 million for the year ended December 31, 2013 to $132.4 million for the Pro Forma Year Ended December 31, 2014 (Unaudited) and by $30.4 million, or 49%, from $61.2 million for the six months ended June 30, 2014 to $91.6 million for the six months ended June 30, 2015. While we expect our net sales to increase in absolute dollar in future periods, we expect that our net sales growth rate will not keep pace with our net sales growth rate in prior periods, due to the increasing cumulative size of the net sales base on which future growth rates will be measured.

Sales are recorded net of discounts, allowances, coupons, slotting fees and trade advertising that we offer our customers. Such amounts are estimated and recorded as a reduction in total gross sales in order to arrive at reported net sales. Management believes that net sales is the most appropriate measure of our revenues and the most useful measure for investors in understanding our business over time. Our net sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. We anticipate that promotional activities will continue to impact our net sales and that changes in such activities will continue to impact period-over-period results.

Our two largest customers in 2014, Costco and Sam’s Club, represented approximately 34.7% and 20.9% of our net sales on a pro forma unaudited basis for the year. We believe our relationships with these retailers have helped us increase the brand awareness for SkinnyPop and thereby enabled incremental sales to new and existing customers. In recent months, we have significantly increased both the number of retail locations where our products are sold and the number of our products found in individual retail locations across a variety of retail channels. We believe that by increasing penetration in all of our distribution channels, combined with greater brand awareness, new product introductions and favorable consumer trends, we will continue to drive our net sales growth in future periods. Although we have continued to grow and diversify our customer base, we expect that most of our sales will continue to come from a relatively small number of customers for the foreseeable future. In addition, we do not have purchase commitments or minimum volume requirements with any of our customers; accordingly, our net sales may fluctuate significantly from period to period.

We sell our products in varying package sizes and through multiple distribution channels. We do not charge the same price for our products on a per ounce basis across package sizes and we do not charge the same price for the same product across all distribution channels. Accordingly, the amount of our net sales that we recognize will vary from period to period depending on the mix of package sizes sold and distribution channels sold through during those periods.

Gross Profit

Our gross profit reflects our net sales less our cost of goods sold, which consists of the costs of ingredients, packaging materials, contract manufacturing fees, shipping and handling costs, in-bound freight charges, equipment repairs, reserves for inventory obsolescence and depreciation of manufacturing equipment.

Our gross profit margins are impacted by input costs, which are subject to pricing movements driven by market supply and demand, and against which we do not engage in any hedging of our financial exposure. In recent periods, the prices of yellow corn (which impacts the price of popcorn kernels), sunflower oil and fuel have been priced below their respective historical five-year averages and we have realized some benefits from these low prices in the form of reduced cost of goods sold and resulting higher gross profit margins. We expect to mitigate any adverse movement in input costs through a combination of cost management and price increases. However, if our mitigation strategies do not eliminate increased costs, we may be unable to pass any such adverse movement in input costs onto our customers, which may thereby increase our cost of goods sold and, thus, reduce our gross profit. In addition, if our input costs decline, we may be asked to pass along these reduced costs to our customers in the form of lower prices for our products.

All of our SkinnyPop products are currently sourced from a single third-party co-manufacturing facility dedicated solely to manufacturing our products. We are subject to fluctuations in the cost of labor as well as the cost of film and corrugate for packaging of our products because these costs, plus a markup, are passed on to us by our single third-party co-manufacturer. Our relationship and contract terms with this third-party afforded us the opportunity to rapidly scale our business while maintaining our existing product quality, and provided us with significant predictability around contract manufacturing fees, and, as such, mitigated fluctuations in our cost of goods sold. While this relationship has historically been a benefit to us as we built our business, it also exposed us to the risks of relying on a single manufacturer and production facility.

Our gross profit increased by $41.5 million, or 127%, from $32.7 million for the year ended December 31, 2013 to $74.2 million for the Pro Forma Year Ended December 31, 2014 (Unaudited) and by $16.6 million, or 48%, from $34.5 million for the six months ended June 30, 2014 to $51.1 million for the six months ended June 30, 2015, driven by strong growth in net sales. Our gross profit margin decreased modestly from 58.6% for the year ended December 31, 2013 to 56.1% for the Pro Forma Year Ended December 31, 2014 (Unaudited), reflecting the effect of higher input costs and promotional activities. Our gross profit margin decreased modestly from 56.3% for the six months ended June 30, 2014 to 55.8% for the six months ended June 30, 2015, driven by higher trade promotional spending. While we expect our gross profit to increase in absolute dollars in future periods, we expect that our gross profit as a percentage of net sales will fluctuate and may decrease as a result of the competitive and other factors described herein.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses include salaries and wages, commissions, bonuses and incentives for our sales and marketing personnel, broker fees, sales-related travel and entertainment expenses and other marketing and advertising expenses. Our marketing programs also include selective event sponsorships designed to increase brand awareness and to provide opportunities to sample branded products to consumers. Included in sales and marketing expense are costs and fees relating to the execution of in-store product demonstrations.

Our sales and marketing expenses have remained relatively flat as a percentage of our net sales in recent periods, but we expect that our sales and marketing expenses in future periods will increase,

as measured in both absolute dollars and as a percentage of our net sales, as we invest to support new product releases and drive greater brand awareness, attract new customers and increase household penetration.

General and Administrative Expenses

General and administrative expenses include salaries and wages for our management and general administrative personnel, liabilities associated with the Founder Contingent Compensation, depreciation of non-manufacturing property and equipment, professional fees to service providers including accounting and legal (both in connection with the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend, as well as costs incurred in the ordinary course of our business), costs associated with the implementation and utilization of our new corporate ERP system, amortization of intangible assets, insurance, travel and other operating expenses.

We continue to increase headcount, particularly in our management and finance departments, to support our continued growth. We expect our general and administrative expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company, which could impact our future operating profitability. After this offering, we expect to incur incremental annual costs related to operating as a public company in the range of $1.5 to $2.0 million.

Sponsor Acquisition-related Expenses

Sponsor Acquisition-related expenses with respect to Predecessor periods consist of (i) transaction expenses incurred by the Predecessor in connection with the Sponsor Acquisition and paid to the Predecessor’s advisors and (ii) transaction bonuses paid to employees of the Predecessor in connection with the Sponsor Acquisition. Sponsor Acquisition-related expenses for Successor periods consist of legal, accounting, tax, insurance and other diligence fees paid by the Successor to consultants in connection with the Sponsor Acquisition.

Interest Expense

In July 2014, SkinnyPop Popcorn LLC entered into senior secured credit facilities in connection with the Sponsor Acquisition. Interest expense in our results of operations consists of interest and commitment fees payable pursuant to these senior secured credit facilities, as well as costs incurred in connection with such debt financing that have been deferred and are being amortized using the effective interest method over the term of the indebtedness. The senior secured credit facilities consist of a term loan facility and a revolving facility. Proceeds from the initial term loan borrowings were primarily used to finance the Sponsor Acquisition and to pay fees and expenses in connection therewith. Proceeds from additional borrowings under the term loan facility were used to pay a $59.8 million distribution to the Company in 2014 to provide liquidity to our ultimate equityholders. The revolving facility may be used by us for working capital and for other general corporate purposes, including acquisitions and investments and dividends and distributions. See “—Indebtedness” and Note 8 in the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

At December 31, 2014 we had $200 million outstanding under the term loan facility and no borrowings outstanding under the revolving credit facility. At June 30, 2015, we had $216.3 million of borrowings outstanding, consisting of $202.4 million outstanding under the term loan facility, $10.0 million of borrowings outstanding under the revolving facility and $4.0 million outstanding in unsecured notes payable issued to the sellers of Paqui offset by an acquisition-date fair value discount of $0.2 million. In May 2015, in connection with our Third Amended Credit Facility and as part of the May 2015

Special Dividend, we increased our term loan borrowings by $7.5 million to a total of $202.4 million, net of principal payments made in the first and second quarter totaling $5.1 million. We also increased capacity on our revolving facility by $17.5 million to a total of $25 million and made a revolving loan borrowing of $15 million. We subsequently paid down $5 million of the revolving facility in June 2015, resulting in an outstanding balance of $10 million. The interest rates for the outstanding obligations at December 31, 2014 and June 30, 2015 for the term loan facility and revolving facility were LIBOR (with a 1.00% LIBOR floor) plus 4.5%, or 5.5% per annum. The commitment fee on the unused revolving facility was 0.5% per annum. The interest rates and commitment fee on the unused revolving facility remained unchanged in connection with our Third Amended Credit Facility. The notes payable issued to the sellers of Paqui bear interest at a rate per annum of 1.5% with principal and interest due at maturity on March 31, 2018. Assuming the interest rate and the outstanding principal amount of our indebtedness remains the same, we expect our cash interest expense to be approximately $5.9 million for the remainder of 2015, which is a substantial increase from 2014. The following is a maturity schedule of our outstanding debt as of June 30, 2015.

As of June 30, 2015
Remainder of 2015	$5,125
2016	10,250
2017	10,250
2018	10,250
2019	176,562

Total .	$216,437

Competitive Factors

Competitive factors in the snack food industry include product quality and taste, brand awareness among consumers, access to supermarket shelf space, price, advertising and promotion, variety of snacks offered, nutritional content, product packaging and package design. Although we have been able to compete effectively, we expect these competitive factors to continue to impact our business.

The Sponsor Acquisition and Subsequent Financings

The Sponsor Acquisition

On July 17, 2014, the Predecessor was acquired by investment funds and entities associated with TA Associates, a private equity entity. We refer to this transaction as the Sponsor Acquisition. To effect the Sponsor Acquisition, the Predecessor’s members entered into a Unit Purchase Agreement, or the Purchase Agreement, with us and TA Midco 1, LLC, or Midco, whereby the Predecessor’s members contributed all units of the Predecessor to Midco in exchange for cash and rollover stock. The Predecessor then merged with and into Midco, with Midco as the surviving entity. Midco subsequently changed its name to SkinnyPop Popcorn LLC, a subsidiary of the Company. The parties agreed to consummate the Sponsor Acquisition, subject to the terms and conditions set forth in the Purchase Agreement, for an aggregate purchase consideration of $320 million, which included rollover stock from the Predecessor’s members representing approximately 14% of the Company. A portion of the purchase consideration is being held in escrow to secure post-closing purchase price adjustments and indemnity claims. The aggregate purchase consideration, and related fees and expenses, were funded by the equity investment in Topco by TA Associates, as well as from certain members of management, and the net proceeds from the borrowing of $150 million under the Credit Agreement. For more information on the Credit Agreement, see “—Indebtedness”.

The December 2014 Special Dividend

In December 2014, SkinnyPop made a distribution of $59.8 million to us, which we distributed to our parent, Topco, who subsequently distributed such proceeds to its unit holders according to the terms of Topco’s Amended and Restated Limited Liability Company Agreement. We refer to this distribution as the December 2014 Special Dividend. The December 2014 Special Dividend was paid in order to provide a return on investment and liquidity to our equity holders and was not used to pay any part of the consideration for the Sponsor Acquisition. We paid for the December 2014 Special Dividend, in part, with the proceeds of the second amendment to our Credit Amendment. For more information on the Credit Agreement and the amendments thereto, see “—Indebtedness”.

The May 2015 Special Dividend

In May 2015, SkinnyPop made a distribution of $22.3 million to us, which we distributed to our parent, Topco, which subsequently distributed such proceeds to its unit holders according to the terms of Topco’s Amended and Restated Limited Liability Company Agreement. We refer to this distribution as the May 2015 Special Dividend. The May 2015 Special Dividend was paid in order to provide a return on investment and liquidity to our equityholders and was not used to pay any part of the consideration of the Sponsor Acquisition. We paid for the May 2015 Special Dividend with the proceeds from borrowings under the Third Amended Credit Facility. For more information on the Credit Facility and the amendments thereto, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness”.

The board of directors considered a number of different factors in making its determination to declare and distribute the December 2014 Special Dividend and the May 2015 Special Dividend using proceeds from the Company’s Second Amended Credit Facility and Third Amended Credit Facility, respectively. As an overall objective, the board of directors desired to provide its stockholders with a modest return on equity capital in a manner that also optimized the Company’s balance sheet from a corporate finance perspective. Given the Company’s historical levels of operating cash flow less capital expenditures, the board of directors believed that incurring additional indebtedness at historically-favorable market rates would allow the Company to reduce its cost of capital, while at the same time preserving the Company’s ability to fund future acquisitions and meet the Company’s future growth objectives. The board of directors reviewed various analyses (some of which were prepared for the board of directors by independent third party advisors) regarding the Company’s expected pro forma interest and fixed charge coverage ratios and the Company’s ongoing ability to meet its pro forma debt service requirements for the foreseeable future. After considering all of these factors, the board of directors determined to pay both the December 2015 Special Dividend and the May 2015 Special Dividend, and to fund such dividends using proceeds from the Company’s Second Amended Credit Facility and Third Amended Credit Facility, respectively.

Results of Operations

Our results of operations prior to the date of the Sponsor Acquisition are presented as the results of the Predecessor, SkinnyPop Popcorn LLC. The results of operations, including the Sponsor Acquisition and results thereafter, are presented as the results of the Successor, the Company and its consolidated subsidiaries. The Pro Forma Year Ended December 31, 2014 (Unaudited) represents the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2014 after giving pro forma effect to the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend as if such transactions had occurred on January 1, 2014, as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, which section includes a comparative presentation showing all pro forma adjustments made to our historical statements of income for the Predecessor and Successor periods in accordance with the rules and regulations of the SEC. We believe it provides useful information in assessing our business. See “Unaudited Pro Forma Condensed Consolidated Financial

Information”. The unaudited pro forma condensed consolidated statement of income is included for informational purposes only and does not purport to reflect the results of operations of Amplify Snack Brands, Inc. that would have occurred had the Sponsor Acquisition, the December 2014 Special Dividend or the May 2015 Special Dividend occurred on January 1, 2014. The unaudited pro forma condensed consolidated statement of income contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the accompanying notes hereto and should not be relied upon as being indicative of our results of operations had the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend occurred on the dates assumed. The unaudited pro forma condensed consolidated statement of income also does not project our results of operations for any future period or date. The unaudited pro forma condensed consolidated statement of income does not include results of the Paqui acquisition. Company management evaluated the impact to the Company’s financial statements of the Paqui acquisition and concluded that the impact was not significant enough to require or separately warrant the inclusion of pro forma financial results inclusive of Paqui under applicable SEC rules and regulations or under GAAP.

The following tables set forth our statements of income for the periods presented in dollars and as a percentage of our net sales:

	Predecessor		Successor
(In thousands, except percentage information)	Six months ended June 30, 2014	% of Net Sales	Six months ended June 30, 2015	% of Net Sales
Net sales	$61,168	100%	$91,629	100%
Cost of goods sold	26,710	44	40,527	44

Gross Profit	34,458	56	51,102	56
Sales & marketing expenses	4,597	8	8,634	9
General & administrative expenses	1,268	2	21,017	23

Total operating expenses	5,865	10	29,651	32

Operating income	28,593	47	21,451	23
Interest expense	—	—	6,013	7

Pre-tax income	28,593	47	15,438	17
Income tax expense	—	—	6,974	8

Net income(1)	$28,593	47%	$8,464	9%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(2)	$28,663	47%	$38,040	42%
Operating cash flow less capital expenditures(3)	$25,221	41%	$25,166	27%

(1)	For the six months ended June 30, 2014, on a pro forma basis, as described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, our net income would have been $7.0 million.
(2)	See “—Non GAAP Financial Measures—Adjusted EBITDA” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(3)	See “—Non GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” for more information and a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(In thousands, except percentage information)	Predecessor			Successor	Pro Forma
	Year ended December 31, 2013	% of Net Sales	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year ended December 31, 2014	% of Net Sales
Net sales	$55,710	100%	$68,353	$64,004	$132,357	100%
Cost of goods sold	23,054	41	29,429	28,724	58,153	44

Gross Profit	32,656	59	38,924	35,280	74,204	56
Sales & marketing expenses	5,938	11	5,661	6,977	12,638	10
General & administrative expenses	1,960	4	1,394	13,611	27,238	21
Sponsor acquisition-related expense	—	—	1,288	2,215	510	0

Total operating expenses	7,898	14	8,343	22,803	40,386	31

Operating income	24,758	44	30,581	12,477	33,818	26
Interest expense	—	—	—	4,253	12,884	10

Pre-tax income	24,758	44	30,581	8,224	20,934	16
Income tax expense	—	—	—	3,486	7,326	6

Net income	$24,758	44%	$30,581	$4,738	$13,608	10%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$24,805	45%	$31,947	$26,592	$58,539	44%
Operating cash flow less capital expenditures(2)	$22,013	40%	$26,061	$12,541	—	—

(1)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)	See “—Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” for more information and a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Non-GAAP Financial Measures

We include Adjusted EBITDA and operating cash flow less capital expenditures, which we refer to as the non-GAAP metrics, in this prospectus because they are important measures upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance metric because we believe it facilitates operating performance comparisons from period-to-period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets and the impact of equity-based compensation expense. In addition, our Credit Agreement contains financial maintenance covenants, including a total funded debt ratio and a minimum fixed charged ratio, that use Adjusted EBITDA as one of their inputs. We include operating cash flow less capital expenditures in this prospectus because we believe capital expenditures are essential to maintaining our operational capabilities and are a recurring and necessary use of cash. We view operating cash flow less capital expenditures as a key performance metric because it reflects changes in, or cash requirements for, our working capital needs, and is useful in evaluating the amount of cash available for discretionary investments. Because such non-GAAP metrics facilitate internal comparisons of our historical operating performance on a more consistent basis, we also use them for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe the non-GAAP metrics and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of non-GAAP metrics has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA metric does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA metrics may not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Operating cash flow less capital expenditures does not reflect other non-discretionary expenditures such as mandatory debt service requirements or acquisition consideration paid that could impact residual cash flow available for discretionary expenditures; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA and other non-GAAP measures differently, which reduces their usefulness as a comparative measure.

In evaluating non-GAAP metrics, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of any non-GAAP metrics should not be construed as an inference that our future results will be unaffected by these expenses or any other expenses, whether or not they are unusual or non-recurring items. When evaluating our performance, you should consider the non-GAAP metrics alongside other financial performance measures, including our net income and other GAAP results.

Adjusted EBITDA

Adjusted EBITDA is a financial performance measure that is not calculated in accordance with GAAP. We define Adjusted EBITDA as net income adjusted to exclude, when appropriate, interest expense, income tax expense, depreciation, amortization of intangible assets, Founder Contingent Compensation expense, inventory fair value adjustment, equity-based compensation expenses, expenses related to the Sponsor Acquisition and other non-operational items. Below, we have provided a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

The following tables present a reconciliation of Adjusted EBITDA to our net income, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor	Successor
(In thousands)	Six months ended June 30, 2014	Six months ended June 30, 2015
Net income	$28,593	$8,464
Non-GAAP adjustments:
Interest expense	—	6,013
Income tax expense	—	6,974
Depreciation	70	108
Amortization of intangible assets	—	2,101
Equity-based compensation expenses	—	1,438
Founder Contingent Compensation(1)	—	9,203
Executive recruitment(2)	—	615
Recapitalization expenses(3)	—	206
Severance expenses(4)	—	112
Other professional services(5)	—	2,806

Adjusted EBITDA	$28,663	$38,040

(1)	Represents compensation expense associated with the Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
(2)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(3)	Represents the expenses we incurred in connection with the May 2015 Special Dividend.
(4)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(5)	Represents transaction costs associated with legal and accounting services.

	Predecessor		Successor	Pro Forma(9)
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year ended December 31, 2014
Net income	$24,758	$30,581	$4,738	$13,608
Non-GAAP adjustments:
Interest expense(1)	—	—	4,253	12,884
Income tax expense(2)	—	—	3,486	7,326
Depreciation	47	78	99	177
Amortization of intangible assets(3)	—	—	1,904	4,166
Inventory fair value adjustment(4)	—	—	401	401
Equity-based compensation expenses	—	—	235	235
Founder Contingent Compensation(5)	—	—	8,437	18,408
Sponsor Acquisition-related expenses(6)	—	1,288	2,215	510
Recapitalization expenses(7)	—	—	178	178
Executive recruitment(8)	—	—	646	646

Adjusted EBITDA	$24,805	$31,947	$26,592	$58,539

(1)	Represents interest expense of $4.3 million recorded in Successor period from July 17, 2014 to December 31, 2014, and $12.9 million recorded in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(2)	Represents income tax expense of $3.5 million recorded in Successor period from July 17, 2014 to December 31, 2014, and $7.3 million recorded in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(3)

Represents amortization of intangible assets of $1.9 million recorded in Successor period from July 17, 2014 to December 31, 2014, and $4.2 million reflected as a component of general & administrative expenses in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.

(4)	This adjustment reflects the elimination of the $0.4 million increase in cost of goods sold related to the Sponsor Acquisition.
(5)	Represents compensation expense associated with the Founder Contingent Compensation of $8.4 million recorded in Successor period from July 17, 2014 to December 31, 2014 (see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information), and $18.4 million reflected as a component of general & administrative expenses in the Pro Forma Year Ended December 31, 2014 (Unaudited) as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”.
(6)	Represents the following:

	Predecessor		Successor	Pro Forma
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year ended December 31, 2014
Predecessor transaction costs(i)	$—	$510	$—	$510
Transaction bonuses(ii)	—	778	—	—
Sponsor transaction costs(iii)	—	—	2,215	—

Total	$—	$1,288	$2,215	$510

i.	Represents a supplemental transaction payment and related expenses of $0.5 million paid to Precision Capital, an advisor to the Predecessor, in connection with the Sponsor Acquisition, in recognition of the services that were provided by Precision Capital Group, LLC to the Predecessor. Although the Predecessor was not contractually obligated to pay such amounts, we believe that such payments would not have been made by the Predecessor to Precision Capital Group, LLC but for the consummation of the Sponsor Acquisition. In addition, we are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
ii.	Represents transaction bonuses paid to employees in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.
iii.	Represents legal, accounting, tax, insurance and other diligence fees paid to consultants in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.

(7)	Represents the expenses we incurred in connection with the December 2014 Special Dividend. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(8)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our operating performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(9)	Represents Pro Forma Year Ended December 31, 2014 (Unaudited) net income, as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, adjusted to exclude, when appropriate, interest expense, income tax expense, depreciation, amortization of intangible assets, Founder Contingent Compensation expense, inventory fair value adjustment, equity-based compensation expenses, expenses related to the Sponsor Acquisition and other non-operational items.

Our Credit Agreement contains financial maintenance covenants, including a total funded debt ratio and a minimum fixed charge ratio, that use Adjusted EBITDA as one of their inputs. Accordingly, we have provided a reconciliation of Adjusted EBITDA to our cash from operating activities, the most directly comparable liquidity measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to cash from operating activities or any other measure of liquidity calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner we calculate the measure. For more information on our Credit Agreement, its material terms, including the financial maintenance covenants, the amounts or limits required for compliance with the covenants and the effects of non-compliance with these covenants, see “—Indebtedness”.

The following tables present a reconciliation of Adjusted EBITDA to our cash from operating activities for each of the periods indicated:

	Predecessor	Successor
(In thousands)	Six months ended June 30, 2014	Six months ended June 30, 2015
Cash from operating activities	$25,499	$25,477
Reconciling items:
Interest expense	—	6,013
Income tax expense	—	6,974
Deferred income taxes(1)	—	(5,593)
Amortization of deferred financing costs(2)	—	(389)
Net change in operating assets and liabilities, net of effects of acquisition	3,164	1,819
Executive recruitment(3)	—	615
Recapitalization expenses(4)	—	206
Severance expenses(5)	—	112
Other professional services(6)	—	2,806

Adjusted EBITDA	$28,663	$38,040

(1)	Represents a non-cash component of income tax expense above.
(2)	Represents a non-cash component of interest tax expense above.
(3)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(4)	Represents the expenses we incurred in connection with the May 2015 Special Dividend.
(5)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(6)	Represents transaction costs associated with legal and accounting services.

	Predecessor		Successor
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Cash from operating activities	$22,469	$26,339	$12,719
Reconciling items:
Interest expense	—	—	4,253
Income tax expense	—	—	3,486
Deferred income taxes(1)	—	—	3,126
Amortization of deferred financing costs(2)	—	—	(292)
Net change in operating assets and liabilities, net of effects of acquisition	2,336	4,320	(1,640)
Inventory fair value adjustment	—	—	401
Founder Contingent Compensation (3)	—	—	1,500
Sponsor Acquisition-related expenses(4)	—	1,288	2,215
Recapitalization expenses(5)	—	—	178
Executive recruitment(6)	—	—	646

Adjusted EBITDA	$24,805	$31,947	$26,592

(1)	Represents a non-cash component of income tax expense above.
(2)	Represents a non-cash component of interest tax expense above.
(3)	This adjustment reflects the prepayment of Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

(4)	Represents the following:

	Predecessor		Successor
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Predecessor transaction costs(i)	$—	$510	$—
Transaction bonuses(ii)	—	778	—
Sponsor transaction costs(iii)	—	—	2,215

Total	$—	$1,288	$2,215

i.	Represents a supplemental transaction payment and related expenses of $0.5 million paid to Precision Capital, an advisor to the Predecessor, in connection with the Sponsor Acquisition, in recognition of the services that were provided by Precision Capital Group, LLC to the Predecessor. Although the Predecessor was not contractually obligated to pay such amounts, we believe that such payments would not have been made by the Predecessor to Precision Capital Group, LLC but for the consummation of the Sponsor Acquisition. In addition, we are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
ii.	Represents transaction bonuses paid to employees in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.
iii.	Represents legal, accounting, tax, insurance and other diligence fees paid to consultants in connection with the Sponsor Acquisition. These have been excluded from the Pro Forma Year Ended December 31, 2014 (Unaudited) net income as more fully described in “Unaudited Pro Forma Condensed Consolidated Financial Information”, and therefore no further adjustment is required in reconciling Pro Forma Year Ended December 31, 2014 (Unaudited) net income to Adjusted EBITDA.

(5)	Represents the expenses we incurred in connection with the December 2014 Special Dividend. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(6)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our operating performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.

Operating Cash Flow Less Capital Expenditures

Operating cash flow less capital expenditures is a financial measure that is not calculated in accordance with GAAP. We define “operating cash flow less capital expenditures” as cash from operating activities, which is the most comparable GAAP financial measure, reduced by capital expenditures. Below, we have provided a reconciliation of operating cash flow less capital expenditures to our cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. Operating cash flow less capital expenditures should not be considered as an alternative to cash from operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. Our operating cash flow less capital expenditures may not be comparable to similarly titled measures of other organizations because other organizations may not calculate operating cash flow less capital expenditures in the same manner as we calculate the measure. Since capital spending is essential to maintaining our operational capabilities, we believe that it is a recurring and necessary use of cash. As such, we believe investors should also consider capital spending when evaluating our cash from operating activities. We view operating cash flow less capital expenditures as an important measure because it reflects changes in, or cash requirements for, our working capital needs, and is one factor in evaluating the amount of cash available for discretionary investments.

The following tables present a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable GAAP measure, for each of the periods indicated:

	Predecessor	Successor
(In thousands)	Six months ended June 30, 2014	Six months ended June 30, 2015
Cash from operating activities	$25,499	$25,477
Capital expenditures	(278)	(311)

Operating cash flow less capital expenditures	$25,221	$25,166

	Predecessor		Successor
(In thousands)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Cash from operating activities	$22,469	$26,339	$12,719
Capital expenditures	(456)	(278)	(178)

Operating cash flow less capital expenditures	$22,013	$26,061	$12,541

Comparison of the Six Months Ended June 30, 2014 and 2015

	Predecessor	Successor	Change
(In thousands, except percentage information)	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015	$	%
Net sales	$61,168	$91,629	$30,461	50%
Cost of goods sold	26,710	40,527	13,817	52%

Gross profit	34,458	51,102	16,644	48%
Sales & marketing expenses	4,597	8,634	4,037	88%
General & administrative expenses	1,268	21,017	19,749	1557%
Sponsor acquisition-related expenses	—	—	—	0%

Total operating expenses	5,865	29,651	23,786	406%

Operating income	28,593	21,451	(7,142)	-25%
Interest expense	—	6,013	6,013	—

Pre-tax income	28,593	15,438	(13,155)	-46%
Income tax expense	—	6,974	6,974	—

Net income	$28,593	$8,464	$(20,129)	-70%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$28,663	$38,040	$9,377	33%
Operating cash flow less capital expenditures(2)	$25,221	$25,166	$(55)	0%

(1)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)	See “—Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” for more information and a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Sales

Net sales increased $30.4 million, or 50%, from $61.2 million for the six months ended June 30, 2014 to $91.6 million for the six months ended June 30, 2015. Our net sales growth has been primarily driven by volume increases resulting from increases in both the number of distribution points and sales to existing customers and the addition of new customers, primarily in the drug, conventional grocery and mass merchandiser channels. Total Distribution Points increased 89% from 95 at June 30, 2014 to 180 at June 30, 2015. New customers acquired after June 30, 2014 accounted for approximately $5.3 million of the increase in net sales. Product price changes did not significantly impact sales growth from period to period.

Cost of Goods Sold

Cost of goods sold increased $13.8 million, or 52%, from $26.7 million for the six months ended June 30, 2014 to $40.5 million for the six months ended June 30, 2015. The increase in cost of goods sold was primarily driven by increased sales volume. The product cost component of cost of goods sold increased $12.4 million, or 51%, from $24.4 million for the six months ended June 30, 2014 to $36.8 million for the six months ended June 30, 2015. The shipping and handling cost component of cost of goods sold increased $1.4 million, or 63%, from $2.3 million for the six months ended June 30, 2014 to $3.7 million for the six months ended June 30, 2015. The volume increase resulted in a cost of goods sold increase of approximately $15.0 million in the six months ended June 30, 2015. Rate decreases resulted in a cost of goods sold decrease of approximately $1.2 million in six months ended June 30, 2015.

Gross Profit

Gross profit increased $16.6 million, or 48%, from $34.5 million for the six months ended June 30, 2014 to $51.1 million for the six months ended June 30, 2015. The increase primarily related to the increase in net sales. Gross profit as a percentage of net sales declined approximately 50 basis points, from 56.3% for the six months ended June 30, 2014 to 55.8% for the six months ended June 30, 2015. The decrease in gross profit as a percentage of net sales was primarily a result of higher trade promotional spending in 2015 resulting from our increased product distribution. Trade promotional spending increased $8.8 million from the six months ended June 30, 2014 to the six months ended June 30, 2015.

Sales and Marketing Expenses

Sales and marketing expenses increased $4.0 million, or 88%, from $4.6 million for the six months ended June 30, 2014 to $8.6 million for the six months ended June 30, 2015. The increase was due primarily to increases in compensation expense for sales and marketing personnel of $1.5 million as we began to build out our internal sales team in the latter half of 2014 and increases in overall marketing and sales efforts of $1.6 million as we begin to focus on our marketing strategy in 2015. Demonstrations expense increased $0.5 million driven by increased investment in consumer trial activities. During the six months ended June 30, 2015, we incurred a $0.4 million charge related to the obsolescence of our old packaging material, as we undertook steps to enhance our packaging to reflect our key brand attributes and enhance its appeal to customers. Sales and marketing expenses as a percentage of net sales were 7.5% for the six months ended June 30, 2014 and 9.4% for the six months ended June 30, 2015, representing consistent sales and marketing efforts in proportion to net sales.

General and Administrative Expenses

General and administrative expenses increased $19.7 million, or 1,557%, from $1.3 million for the six months ended June 30, 2014 to $21.0 million for the six months ended June 30, 2015. The increase was due primarily to higher compensation expense associated with the Founder Contingent Compensation of $9.2 million, equity-based compensation of $1.4 million, an increase in amortization expense of $2.1 million associated with the Sponsor Acquisition, an increase in compensation expense of $2.0 million and an increase in professional fees of $4.3 million due to increased headcount and professional services to support our growth and operations. General and administrative expenses as a percentage of net sales increased from 2.1% for the six months ended June 30, 2014 to 22.9% for the six months ended June 30, 2015. The increase was a result of the factors described above.

Operating Income

As a result of the factors above, operating income was $28.6 million for the six months ended June 30, 2014 compared to operating income of $21.5 million for the six months ended June 30, 2015. Operating income as a percentage of net sales decreased from 46.7% in the six months ended June 30, 2014 to 23.4% in the six months ended June 30, 2015.

Interest Expense

We did not incur interest expense for the six months ended June 30, 2014 compared to $6.0 million for the six months ended June 30, 2015. Interest expense increased due to the incurrence of borrowings under our Credit Facility in connection with the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend.

Income Tax Expense

Our effective tax rate was 45.2% for the Successor six months ended June 30, 2015. The difference between the consolidated effective income tax rate and the U.S. federal statutory rate is primarily attributable to state taxes, net of federal benefit and nondeductible stock compensation expense. The Predecessor was not subject to federal income tax.

Net Income

As a result of the factors above, net income decreased $20.1 million, or 70%, from $28.6 million for the six months ended June 30, 2014 to $8.5 million for the six months ended June 30, 2015 (as compared to $9.9 million for the six months ended June 30, 2015 and $7.0 million for the six months ended June, 2014, each on a pro forma basis). See “Unaudited Pro Forma Condensed Consolidated Financial Information”.

Adjusted EBITDA

As a result of the factors above, Adjusted EBITDA increased $9.3 million, or 33%, from $28.7 million for the six months ended June 30, 2014 to $38.0 million for the six months ended June 30, 2015. Adjusted EBITDA as a percentage of net sales decreased 540 basis points from 46.9% in the six months ended June 30, 2014 to 41.5% in the six months ended June 30, 2015. See “—Non-GAAP Financial Measures—Adjusted EBITDA” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Operating Cash Flow Less Capital Expenditures

Operating cash flow less capital expenditures remained consistent at $25.2 million for both the six months ended June 30, 2014 and June 30, 2015. Operating cash flow less capital expenditures as a percentage of net sales decreased from 41.2% in the six months ended June 30, 2014 to 27.5% in the six months ended June 30, 2015. See “Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” for more information and a reconciliation of operating cash flow less capital expenditures to cash flow from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Notes Regarding Pro Forma Results of Operations and Selected Consolidated Financial and Operating Information due to the Acquisition

Under GAAP, the audited consolidated financial statements for our fiscal year ended December 31, 2014 are presented in two distinct periods, as Predecessor and Successor entities, and are not comparable. However, in order to facilitate a discussion of our results of operations, liquidity and capital resources compared to a similar period within this Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, we prepared and are presenting financial information for the Pro Forma Year Ended December 31, 2014 (Unaudited). The Predecessor and Successor periods are presented on two different bases of accounting. The pro forma results may not be indicative of future results or financial presentation. Wherever practicable, the discussion below compares the pro forma consolidated financial statements for the Pro Forma Year Ended December 31, 2014 (Unaudited) to the consolidated financial statements for the fiscal year ended December 31, 2013. We believe this presentation provides the reader a more meaningful comparison of our operating results in the year ended December 31, 2014 with the other periods presented because it demonstrates our underlying business performance and reflects management’s assessment of our business. See “Risk Factors—Period-to-period comparisons may not be meaningful given the Sponsor Acquisition of SkinnyPop by TA Associates in 2014 and may not be representative of our future performance” and “Risk Factors—The pro forma financial information in this prospectus is presented for illustrative purposes only and does not represent what the results of operations of the combined company would have been had the Sponsor Acquisition, the December 2014 Special Dividend or the May 2015 Special Dividend occurred on January 1, 2014, the date assumed for purposes of that pro forma information, nor does it represent the actual financial position or results of operations of the combined company following the Sponsor Acquisition.”

Comparison of the Years Ended December 31, 2013 and 2014

	Predecessor		Successor	Pro Forma (Unaudited)	Change
(In thousands, except percentage information)	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Year ended December 31, 2014	$	%
Net Sales	$55,710	$68,353	$64,004	$132,357	$76,647	138%
Cost of Goods Sold	23,054	29,429	28,724	58,153	35,099	152

Gross Profit	32,656	38,924	35,280	74,204	41,548	127
Sales & marketing expenses	5,938	5,661	6,977	12,638	6,700	113
General & administrative expenses	1,960	1,394	13,611	27,238	25,278	1,290
Sponsor acquisition-related expenses	—	1,288	2,215	510	510	—

Total operating expenses	7,898	8,343	22,803	40,386	32,488	411

Operating income	24,758	30,581	12,477	33,818	9,060	37
Interest expense	—	—	4,253	12,884	12,884	—

Pre-tax income	24,758	30,581	8,224	20,934	(3,824)	(15)
Income tax expense	—	—	3,486	7,326	7,326	—
Net income	$24,758	$30,581	$4,738	$13,608	$(11,150)	45%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$24,805	$31,947	$26,592	$58,539	$33,734	136%
Operating cash flow less capital expenditures(2)	$22,013	$26,061	$12,541	N/A	N/A	N/A

(1)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)	See “—Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” for more information and a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Sales

Net sales increased $76.6 million, or 138%, from $55.7 million for the year ended December 31, 2013 to $132.4 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). Our net sales growth has been primarily driven by volume increases resulting from increases in both the number of distribution points and sales to existing customers and the addition of new customers, primarily in the drug, conventional grocery and mass merchandiser channels. Volume increases resulted in an increase in net sales of approximately $73.0 million. Total distribution points increased 178% from 49 at December 31, 2013 to 136 at December 31, 2014. New customers acquired during 2014 accounted for approximately $3.6 million of the increase in net sales. Product price changes did not significantly impact sales growth from period to period.

Cost of Goods Sold

Cost of goods sold increased $35.1 million, or 152%, from $23.1 million for the year ended December 31, 2013 to $58.2 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). The increase in cost goods sold was primarily driven by increased sales volume. The product cost component of cost of goods sold increased $31.5 million, or 147%, from $21.4 million for the year ended December 31, 2013 to $52.9 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). The shipping and handling cost component of cost of goods sold increased $3.6 million, or 212%, from $1.7 million for the year ended December 31, 2013 to $5.3 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). The volume increase resulted in a cost of goods sold increase of approximately $34.7 million in Pro Forma Year Ended December 31, 2014 (Unaudited). Rate increases resulted in a cost of goods sold increase of approximately $0.4 million in Pro Forma Year Ended December 31, 2014 (Unaudited).

Gross Profit

Gross profit increased $41.5 million, or 127%, from $32.7 million for the year ended December 31, 2013 to $74.2 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). The increase primarily related to the increase in net sales. Gross profit as a percentage of net sales declined approximately 250 basis points, from 58.6% for the year ended December 31, 2013 to 56.1% for the Pro Forma Year Ended December 31, 2014 (Unaudited). The decrease in gross profit as a percentage of net sales was primarily a result of higher trade promotional spending in 2014 resulting from our increased product distribution. Trade promotional spending increased $14.7 million from the year ended December 31, 2013 to the Pro Forma Year Ended December 31, 2014 (Unaudited).

Sales and Marketing Expenses

Sales and marketing expenses increased $6.7 million, or 113%, from $5.9 million for the year ended December 31, 2013 to $12.6 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). The increase was due primarily to increases in demonstrations expense of $2.0 million and broker fees of $3.0 million related to the increase in net sales. Compensation expense for sales and marketing personnel also increased $1.0 million as we began to build out our internal sales team in 2014. Sales and marketing expenses as a percentage of net sales were 10.7% for the year ended December 31, 2013 and 9.5% for the Pro Forma Year Ended December 31, 2014 (Unaudited), representing consistent sales and marketing efforts in proportion to net sales.

General and Administrative Expenses

General and administrative expenses increased $25.3 million, or 1290%, from $2.0 million for the year ended December 31, 2013 to $27.2 million for the Pro Forma Year Ended December 31, 2014

(Unaudited). The increase was due primarily to an increase in compensation expense associated with the Founder Contingent Compensation of $18.4 million, an increase in amortization expense of $4.2 million associated with the Sponsor Acquisition, an increase in compensation expense of $1.2 million and an increase in professional fees of $1.2 million due to increased headcount and professional services to support our growth and operations. General and administrative expenses as a percentage of net sales increased from 3.5% for the year ended December 31, 2013 to 20.6% for the Pro Forma Year Ended December 31, 2014 (Unaudited). The increase was a result of the factors described above.

The Sponsor Acquisition-Related Costs

The Sponsor Acquisition-related costs for the Pro Forma Year Ended December 31, 2014 (Unaudited) included a total of $0.5 million. These costs primarily included a supplemental transaction payment and related expenses paid to Precision Capital, an advisor to Predecessor, in connection with the Sponsor Acquisition. There were no such costs in the year ended December 31, 2013.

Operating Income

As a result of the factors above, operating income was $24.8 million for the year ended December 31, 2013 compared to operating income of $33.8 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). Operating income as a percentage of net sales decreased from 44.4% in the year ended December 31, 2013 to 25.6% in the Pro Forma Year Ended December 31, 2014 (Unaudited).

Interest Expense

Interest expense was $0.0 million for the year ended December 31, 2013 compared to $12.9 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). Interest expense increased in 2014 due to the incurrence of term loan and revolver borrowings in connection with the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend.

Income Tax Expense

Our effective tax rate was 42.4% for the Successor period in 2014. The difference between the consolidated effective income tax rate for the Successor period and the U.S. federal statutory rate is primarily attributable to state taxes, net of federal benefit. The Predecessor was not subject to federal income tax. See Note 12 of the audited consolidated financial statements included elsewhere in this prospectus for further detail.

Immediately following the Corporate Reorganization, the former holders of existing units in Topco will receive the right to receive future payments pursuant to a tax receivable agreement, which will be effective upon the completion of this offering. This tax receivable agreement will provide that we will be obligated to make annual payments to the holders of existing units in Topco equal to 85% of the U.S. federal, state and local tax benefits realized by us and our subsidiaries from the utilization of certain tax attributes that were generated when we were acquired by affiliates of TA Associates in July 2014. We will retain approximately 15% of the U.S. federal, state and local tax benefits realized from the utilization of such tax attributes.

The amount payable to the holders of existing units in Topco under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of these tax attributes. For purposes of determining the reduction in taxes resulting from the utilization of pre-IPO tax attributes, we will be required to assume that pre-IPO tax attributes are utilized before any other attributes. We expect that the payments that we may make under the tax receivable agreement may be substantial. In addition, if the IRS were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the former holders of units of Topco would be reduced by the amount of such payments, but the tax receivable agreement does not require the former holders of units of Topco to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement.

Payment under the tax receivable agreement would be accelerated in the event of a change of control including without limitation by way of mergers, stock or asset sales, other forms of combinations or upon a breach by us of our material obligations under the tax receivable agreement (such as by failing to make a payment within three months of the date on which such payment is due). Such accelerated payment would be based on the present value of projected future payments under the tax receivable agreement as of the date of the accelerating event. Such projected future payments could differ from the payments that would otherwise have resulted under the tax receivable agreement from our actual tax benefits realized from utilizing the pre-IPO tax attributes. For more information on the tax receivable agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

Net Income

As a result of the increase in Founder Contingent Compensation, amortization expense in connection with the Sponsor Acquisition, and interest expense in connection with the Sponsor Acquisition, the December 2014 Special Dividend and the May 2015 Special Dividend, as well as the other factors described above, net income decreased $11.2 million, or 45%, from $24.8 million for the year ended December 31, 2013 to $13.6 million for the Pro Forma Year Ended December 31, 2014 (Unaudited).

Adjusted EBITDA

As a result of the factors above, Adjusted EBITDA increased $33.7 million, or 136%, from $24.8 million for the year ended December 31, 2013 to $58.5 million for the Pro Forma Year Ended December 31, 2014 (Unaudited). Adjusted EBITDA as a percentage of net sales decreased 30 basis points from 44.5% in the year ended December 31, 2013 to 44.2% in the Pro Forma Year Ended December 31, 2014 (Unaudited). See “—Non-GAAP Financial Measures—Adjusted EBITDA” for more information and a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Operating Cash Flow Less Capital Expenditures

Operating cash flow less capital expenditures was $22.0 million for the year ended December 31, 2013, $26.1 million for the Predecessor period from January 1, 2014 to July 16, 2014 and $12.5 million for the Successor period from July 17, 2014 to December 31, 2014. These represented 39.5%, 38.1%, and 19.6% of net sales, respectively. The decrease in the Successor period from July 17, 2014 to December 31, 2014 was due primarily to interest and income tax payments. See “—Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” for more information and a reconciliation of operating cash flow less capital expenditures to cash flow from operations, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Quarterly Results of Operations

The following unaudited quarterly statements of income data for each of the ten quarters ended June 30, 2015 have been prepared on a basis consistent with our audited annual financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. These quarterly results of operations are not necessarily indicative of the results of operations that may be expected in the future and the results of operations in the periods presented are not necessarily indicative of results to be expected for any other period. The following quarterly financial data should be read in conjunction with all of our consolidated financial statements and the related notes included elsewhere in this prospectus.

(In thousands, except percentage information)	Predecessor			Successor
	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 16, 2014	July 17, 2014 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015

Results of Operations Data:
Net sales	$25,706	$35,462	$7,185	$30,957	$33,047	$44,275	47,354
Gross profit	14,328	20,130	4,466	16,702	18,578	24,409	26,693
Sales & marketing expenses	1,945	2,652	1,065	3,261	3,715	3,618	5,016
General & administrative expenses	669	599	126	5,493	8,118	9,032	11,985
Sponsor Acquisition-related expenses	—	—	1,288	2,215	—	—	—

Operating income	11,714	16,879	1,987	5,733	6,745	11,759	9,692

Net income	$11,714	$16,879	$1,987	$2,126	$2,613	$4,904	$3,560

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$11,748	$16,915	$3,284	$13,232	$13,360	$19,231	$18,810
Operating cash flow less capital expenditures(2)	$11,558	$13,663	$841	$12,407	$133	$13,772	$11,394

Percentage of Net Sales:
Net sales	100%	100%	100%	100%	100%	100%	100%
Gross profit	56	57	62	54	56	55	56
Sales & marketing expenses	8	7	15	11	11	8	11
General & administrative expenses	3	2	2	18	25	21	25
Sponsor Acquisition-related expenses	—	—	18	7	—	—	—
Operating income	46	48	28	19	20	26	20
Net income	46%	48%	28%	8%	7%	11%	8%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	46%	48%	46%	43%	40%	43%	40%
Operating cash flow less capital expenditures(2)	45%	39%	12%	40%	0%	31%	24%

(1)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” below for more information and below for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)	See “—Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” below for more information and below for a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(In thousands, except for percentage information) 2013	Predecessor
	Three months ended March 31, 2013	Three months ended June 30, 2013	Three months ended September 30, 2013	Three months ended December 31, 2013

Results of Operations Data:
Net sales	$8,247	$12,727	$14,701	$20,035
Gross profit	4,945	7,142	9,272	11,297
Sales & marketing expenses	881	1,279	1,768	2,010
General & administrative expenses	288	386	286	1,000
Sponsor Acquisition-related expenses	—	—	—	—

Operating income	3,776	5,477	7,218	8,287

Net income	$3,776	$5,477	$7,218	$8,287

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	$3,780	$5,489	$7,230	$8,306
Operating cash flow less capital expenditures(2)	$3,924	$4,047	$7,066	$6,976

Percentage of Net Sales:
Net sales	100%	100%	100%	100%
Gross profit	60	56	63	56
Sales & marketing expenses	11	10	12	10
General & administrative expenses	3	3	2	5
Sponsor Acquisition-related expenses	—	—	—	—
Operating income	46	43	49	41
Net income	46%	43%	49%	41%

Other Financial Information (Non-GAAP):
Adjusted EBITDA(1)	46%	43%	49%	41%
Operating cash flow less capital expenditures(2)	48%	32%	48%	35%

(1)	See “—Non-GAAP Financial Measures—Adjusted EBITDA” below for more information and below for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(2)	See “—Non-GAAP Financial Measures—Operating Cash Flow Less Capital Expenditures” below for more information and below for a reconciliation of operating cash flow less capital expenditures to cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA to our net income, the most directly comparable GAAP measure, for each of the periods indicated below. See “—Non-GAAP Financial Measures” for more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance.

(In thousands)	Predecessor			Successor
	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 16, 2014	July 17, 2014 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015

Net income	$11,714	$16,879	$1,987	$2,126	$2,613	$4,904	$3,560
Non-GAAP adjustments:
Interest expense	—	—	—	1,853	2,400	2,955	3,058
Income tax expense	—	—	—	1,754	1,732	3,900	3,074
Depreciation	34	36	9	49	49	47	61
Amortization of intangible assets	—	—	—	862	1,042	1,042	1,060
Inventory fair value adjustment(1)	—	—	—	401	—	—	—
Equity-based compensation expenses	—	—	—	—	235	788	650

(In thousands)	Predecessor			Successor
	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 16, 2014	July 17, 2014 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015
Founder Contingent Compensation(2)	—	—	—	3,835	4,602	4,602	4,601
Sponsor Acquisition-related expenses(3)	—	—	1,288	2,215	—	—	—
Recapitalization expenses(4)	—	—	—	—	178	—	206
Executive recruitment(5)	—	—	—	137	509	308	307
Severance expenses(6)	—	—	—	—	—	—	112
Other professional services(7)	—	—	—	—	—	685	2,121

Adjusted EBITDA	$11,748	$16,915	$3,284	$13,232	$13,360	$19,231	$18,810

(1)	This adjustment reflects the elimination of the $0.4 million increase in cost of goods sold related to the Sponsor Acquisition.
(2)	Represents compensation expense associated with the Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
(3)	Represents the following:

	Predecessor			Successor
(In thousands)	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 16, 2014	July 17, 2014 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015
Predecessor transaction costs(i)	$—	$—	$510	$—	$—	$—	$—
Transaction bonuses(ii)	—	—	778	—	—	—	—
Sponsor transaction costs(iii)	—	—	—	2,215	—	—	—

Total	$—	$—	$1,288	$2,215	$—	$—	$—

i.	Represents a supplemental transaction payment and related expenses of $0.5 million paid to Precision Capital, an advisor to the Predecessor, in connection with the Sponsor Acquisition, in recognition of the services that were provided by Precision Capital Group, LLC to the Predecessor. Although the Predecessor was not contractually obligated to pay such amounts, we believe that such payments would not have been made by the Predecessor to Precision Capital Group, LLC but for the consummation of the Sponsor Acquisition. In addition, we are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and is therefore an important measure of our operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
ii.	Represents transaction bonuses paid to employees in connection with the Sponsor Acquisition.
iii.	Represents legal, accounting, tax, insurance and other diligence fees paid to consultants in connection with the Sponsor Acquisition.

(4)	Represents the expenses we incurred in connection with the December 2014 Special Dividend and the May 2015 Special Dividend.
(5)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires, and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness” for more information.
(6)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(7)	Represents transaction costs associated with legal and accounting services.

(In thousands) 2013	Three Months Ended
	March 31, 2013 Predecessor	June 30, 2013 Predecessor	September 30, 2013 Predecessor	December 31, 2013 Predecessor

Net income	$3,776	$5,477	$7,218	$8,287
Non-GAAP adjustments:
Interest expense	—	—	—	—
Income tax expense	—	—	—	—
Depreciation	3	11	12	21
Amortization of intangible assets	—	—	—	—
Non-cash equity-based compensation	—	—	—	—
Founder Contingent Compensation	—	—	—	—
Sponsor Acquisition-related expenses	—	—	—	—
Recapitalization expenses	—	—	—	—
Executive recruitment	—	—	—	—

Adjusted EBITDA	$3,779	$5,488	$7,230	$8,308

The following tables present a reconciliation of Adjusted EBITDA to our cash from operating activities:

	Predecessor			Successor
(In thousands)	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 16, 2014	July 17, 2014 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015
Cash from operating activities	$11,640	$13,858	$841	$12,515	$204	$14,142	$11,335
Reconciling items:
Interest expense	—	—	—	1,853	2,400	2,955	3,058
Income tax expense	—	—	—	1,754	1,732	3,900	3,074
Deferred income taxes (1)	—	—	—	—	3,126	247	(5,840)
Amortization of deferred financing costs (2)	—	—	—	(127)	(165)	(185)	(204)
Net changes in operating assets and liabilities, net of effects of acquisition	108	3,057	1,155	(5,516)	3,876	(2,821)	4,640
Inventory fair value adjustment	—	—	—	401	—	—	—
Founder Contingent Compensation (3)	—	—	—	—	1,500	—	—
Sponsor Acquisition-related expenses	—	—	1,288	2,215	—	—	—
Recapitalization expenses (4)	—	—	—	—	178	—	206
Severance expenses (5)	—	—	—	—	—	—	112
Executive recruitment (6)	—	—	—	137	509	308	307
Other professional services (7)	—	—	—	—	—	685	2,121

Adjusted EBITDA	$11,748	$16,915	$3,284	$13,232	$13,360	$19,231	$18,809

(1)	Represents a non-cash component of income tax expense above.
(2)	Represents a non-cash component of interest expense above.
(3)	This adjustment reflects the prepayment of Founder Contingent Compensation. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for more information.
(4)	Represents the expenses we incurred in connection with the December 2014 Special Dividend and the May 2015 Special Dividend.
(5)	Represents severance expenses related to the acquisition of Paqui. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the credit agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.

(6)	Represents the recognized expense associated with sign-on and retention bonuses for certain executive hires and certain recruiting fees. We are permitted to add back expenses of this type in determining Adjusted EBITDA under the Credit Agreement governing our term loan. Adjusted EBITDA (as defined therein) is used thereunder in determining our financial maintenance covenants and for calculating ratios in our debt incurrence covenants and is therefore an important measure of our financial performance and our ability to take certain actions in operating our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” for more information.
(7)	Represents transaction costs associated with legal and accounting services.

	Three Months Ended
(In thousands)	March 31, 2013 Predcessor	June 30, 2013 Predcessor	September 30, 2013 Predcessor	December 31, 2013 Predcessor
Cash from operating activities	$4,062	$4,069	$7,112	$7,226
Reconciling items:
Net changes in operating assets and liabilities	(283)	1,419	118	1,082

Adjusted EBITDA	$3,779	$5,488	$7,230	$8,308

Operating Cash Flow Less Capital Expenditures

The following table presents a reconciliation of operating cash flow less capital expenditure to our cash from operating activities, the most directly comparable GAAP measure, for each of the periods indicated below. See “—Non-GAAP Financial Measures” for more information on our use and the limitations of operating cash flow less capital expenditures as a measure of our financial performance.

(In thousands) 2014	Predecessor			Successor
	Three months ended March 31, 2014	Three months ended June 30, 2014	July 1, 2014 to July 16, 2014	July 17, 2014 to September 30, 2014	Three months ended December 31, 2014	Three months ended March 31, 2015	Three months ended June 30, 2015

Cash from operating activities	$11,640	$13,858	$841	$12,515	$204	$14,142	$11,335
Capital expenditures	(82)	(195)	—	(108)	(71)	(370)	59

Operating cash flow less capital expenditures	$11,558	$13,663	$841	$12,407	$133	$13,772	$11,394

(In thousands) 2013	Predecessor
	Three months ended March 31, 2013	Three months ended June 30, 2013	Three months ended September 30, 2013	Three months ended December 31, 2013

Cash from operating activities	$4,062	$4,069	$7,112	$7,226
Capital expenditures	(138)	(22)	(46)	(250)

Operating cash flow less capital expenditures	$3,924	$4,047	$7,066	$6,976

Quarterly Trends

Historically, we have experienced greater quarterly net sales around the time of our customers’ merchandising and promotional activities. We had significant merchandising and promotional activities with major customers predominately in the first and third quarters in 2014, with net sales for such activities taking place in the fourth quarter of 2013 and the third quarter of 2014, respectively. Generally, inventory levels and working capital requirements increase during the period of or the period prior to the merchandising, sampling and promotional activity period, in order to support higher levels of net sales from those promotional activities. We anticipate that the impact of merchandising and promotional activities on our net sales and working capital is likely to continue, but we cannot predict whether this trend will follow a regular annual pattern according to traditional calendar seasons. Accordingly, our results of operations for any particular quarter may not be indicative of the results we expect for the full year.

Liquidity and Capital Resources

Liquidity represents our ability to generate sufficient cash from operating activities to satisfy obligations, as well as our ability to obtain appropriate financing. Therefore, liquidity cannot be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives. Currently, our liquidity needs arise mainly from working capital requirements, primarily related to our purchases of ingredients and interest and principal payments on our outstanding indebtedness and, to a lesser extent, to capital expenditures. We believe our cash on hand and cash to be provided from our operations, in addition to borrowings available under our credit facility, will be sufficient to fund our contractual commitments, including with respect to the Founders Contingent Compensation and the tax receivable agreement, repay our obligations as required and meet our operational requirements for at least the next 12 months. In addition, we have an uncommitted incremental revolving facility that we believe would be available if we requested it from lenders. As of December 31, 2014 and June 30, 2015, $7.5 million and $15.0 million, respectively, was available for borrowing under our revolving facility and we had $5.6 million and $12.9 million of cash and cash equivalents on hand, respectively.

The interest expense on our outstanding indebtedness for the year ended December 31, 2014 on a pro forma basis would have been $12.2 million had the $207.5 million aggregate principal amount of debt under the Credit Facility been incurred on January 1, 2014. The interest expense on our outstanding indebtedness for the year ending December 31, 2015 is expected to be approximately $11.5 million assuming the interest rate remains constant and that we make only required amortization payments. In 2016, we expect to use approximately $25 million in cash to pay the Founder Contingent Compensation. We expect to fund this payment through a combination of borrowings under our revolving facility and cash on hand. In addition, we expect to use cash to make payments under the tax receivable agreement and such amounts are expected to be significant over the next fifteen years.

The following table summarizes our cash flows for the periods indicated:

(In thousands)	Predecessor		Successor	Predecessor	Successor
	Year ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014	Six months ended June 30, 2014	Six months ended June 30 2015

Cash from operating activities	$22,469	$26,339	$12,719	$25,499	$25,477
Cash used in investing activities	(456)	(278)	(294,630)	(278)	(8,141)
Cash from (used in) financing activities	$(19,362)	$(28,533)	$287,526	$(23,886)	$(10,016)

Cash and Cash Flow

Cash from Operating Activities

Operating activities provided $25.5 million of cash during the six months ended June 30, 2014 primarily due to our net income of $28.6 million. Changes in operating asset and liability accounts represented a $3.2 million net use of cash during the quarter.

Operating activities provided $25.5 million of cash during the six months ended June 30, 2015 primarily due to our net income of $8.5 million, which was reduced by $9.2 million for Founder Contingent Compensation, $2.2 million for depreciation and amortization, $1.4 million for equity-based compensation expense and $0.4 million for the amortization of deferred financing costs. Changes in operating asset and liability accounts represented a $1.8 million net use of cash, which was primarily comprised of a $4.5 million increase to other current assets related to an increase in income taxes receivable, a $3.7 million increase in accounts receivable driven by increased sales and business activity, offset by a $5.2 million increase in accounts payable and accrued expenses and a $1.1 million decrease in inventory.

Operating activities provided $22.5 million of cash during the year ended December 31, 2013, primarily due to our net income of $24.8 million. Changes in operating asset and liability accounts represented a $2.3 million net use of cash during the year ended December 31, 2013.

Operating activities provided $26.3 million of cash during the Predecessor period from January 1, 2014 to July 16, 2014 primarily due to our net income of $30.6 million, which was reduced by $0.1 million for depreciation and amortization. Changes in operating asset and liability accounts represented a $4.3 million use of cash, which was primarily comprised of a $4.6 million increase in accounts receivable and a $1.0 million increase in inventory, offset by a $0.9 million increase in accounts payable and accrued expenses. This net use of cash was primarily driven by increased sales and business activity.

Operating activities provided $12.7 million of cash during the Successor period from July 17, 2014 to December 31, 2014 primarily due to our net income of $4.7 million, which was reduced by $6.9 million for Founder Contingent Compensation, $2.0 million for depreciation and amortization and $0.3 million for the amortization of deferred financing costs. Changes in operating asset and liability accounts represented a $1.6 million net source of cash, which was primarily comprised of a $0.8 million increase in accounts receivable and a $3.0 million increase in inventory, offset by a $5.9 million increase in accounts payable and accrued expense.

Cash Used in Investing Activities

For the six months ended June 30, 2014, cash used in investing activities consisted of capital expenditures of $0.3 million.

For the six months ended June 30, 2015, cash used in investing activities included $7.8 million of cash used to acquire Paqui, net of cash acquired, and capital expenditures of $0.3 million. Capital expenditures were primarily for the purchase of furniture and office equipment for our new corporate headquarters in Austin, Texas.

For the year ended December 31, 2013, cash used in investing activities consisted of capital expenditures of $0.5 million. The major areas of expenditures were for maintenance capital and production equipment located at our co-manufacturer.

For the Predecessor period from January 1, 2014 to July 16, 2014, cash used in investing activities consisted of capital expenditures of $0.3 million. Capital expenditures were primarily for production equipment located at our co-manufacturer’s facility.

For the Successor period from July 17, 2014 to December 31, 2014, cash used in investing activities included $294.5 million of cash used in the Sponsor Acquisition, net of cash acquired, and capital expenditures of $0.2 million. Capital expenditures were primarily for production equipment located at our co-manufacturer’s facility.

Cash from (Used in) Financing Activities

Cash used in financing activities for the six months ended June 30, 2014 included cash paid as distributions to the members of the Predecessor entity.

Cash used in financing activities for the six months ended June 30, 2015 included $22.3 million of distributions paid to members of Topco in May, $5.1 million of scheduled principal payments toward the outstanding balance on our term loan and a $5.0 million pay down of our revolving facility. These uses were partially offset by borrowings of $22.5 million from our term loan and revolving facility which were used to fund the distributions paid to Topco in May.

Cash from (used in) financing activities for the year ended December 31, 2013 included cash paid as distributions to the members of the Predecessor entity.

Cash used in financing activities for the Predecessor period from January 1, 2014 to July 16, 2014, included cash paid as distributions to the members of the Predecessor entity.

Cash from (used in) financing activities for the Successor period from July 17, 2014 to December 31, 2014 included an equity contribution of $151.0 million in connection with the Sponsor Acquisition and proceeds from the issuance of the term loans of $200.0 million, net of fees and expenses of $3.7 million. These inflows were partially offset by $59.8 million of distributions paid to members of Topco.

Immediately following the Corporate Reorganization, the former holders of existing units in Topco will receive the right to receive future payments pursuant to a tax receivable agreement, which will be effective upon the completion of this offering. The amount payable to the holders of existing units in Topco under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of certain pre-IPO tax attributes. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. We expect that the payments that we may be required to make under the tax receivable agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $112.4 million through 2030. Under such scenario we would be required to pay the holders of existing units in Topco 85% of such amount, or $95.5 million through 2030. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be calculated using prevailing tax rates applicable to us over the life of the tax receivable agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. Payments will be made by us on an annual basis (assuming we earn sufficient taxable income in a given fiscal year so as to realize tax benefits) beginning in 2016 with respect to the 2015 tax year and generally within 60 days following the filing by us of our U.S. federal income tax return for the preceding fiscal year. Payments under the tax receivable agreement are not conditioned upon the holders of existing units in Topco continuing to own shares of our capital stock or other securities.

It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments that are payable by us. We expect to fund our obligations under the tax receivable agreement with cash flow from operating activities and borrowings under our revolving facility to the extent available. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, or if distributions to the Company by our wholly-owned subsidiaries are not sufficient to permit the Company to make payments under the tax receivable agreement after it has paid taxes. In addition, if the IRS were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the former holders of units of Topco would be reduced by the amount of such payments, but the tax receivable agreement does not require the former holders of units of Topco to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement. Also, if we elect to terminate the tax receivable agreement early, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits, which upfront payment may be made years in advance of the actual realization of such future benefits (if any). In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and we may not be able to finance our obligations under the tax receivable agreement.

Indebtedness

On July 17, 2014, SkinnyPop Popcorn LLC entered into the Credit Agreement, which provided for a $150.0 million term loan facility and a $7.5 million revolving facility (with sublimits for swingline loans and the issuance of letters of credit). These senior secured credit facilities, or the Credit Facility, were guaranteed by the Company. The Credit Facility will mature on July 17, 2019, with an option to extend the maturity of the term loan with the consent of lenders willing to provide such extension.

The Credit Facility replaced our prior line of credit, which had a zero balance immediately prior to the entry into the Credit Facility. Immediately after the closing of the Credit Facility, total outstanding debt under the Credit Facility was approximately $150.0 million in term loan debt and $0 in borrowings under the revolving facility.

On August 18, 2014, we amended the Credit Facility, or the Amended Credit Facility, to remove certain total funded debt-to-EBITDA interest rate reductions and implement a static interest rate margin based on either the Eurodollar Rate or the Base Rate (as each is defined in the Amended Credit Facility).

On December 23, 2014, we amended the Amended Credit Facility to increase our term loan borrowings by $50.0 million to a total of $200.0 million, with such borrowings having the same interest rate as the original term loans under the Amended Credit Facility. In addition, we amended the financial covenants in the Amended Credit Facility to increase the total funded debt-to-EBITDA covenant for each quarterly period to reflect our higher leverage. The Amended Credit Facility, as so amended is referred to as the Second Amended Credit Facility.

On May 29, 2015, we amended the Second Amended Credit Facility to increase our term loan borrowings by $7.5 million to a total of $205 million, net of principal payments made in the first quarter of $2.5 million, and our revolving facility by $17.5 million to a total of $25 million and made a revolving loan borrowing of $15 million. The Second Amended Credit Facility, as so amended, is referred to as the Third Amended Credit Facility. At the closing of the Third Amended Credit Facility, we borrowed $15 million under our revolving facility, which, along with our term loan borrowings, have the same interest rate as the term and revolving loans under the Second Amended Credit Facility. The interest rate on our outstanding indebtedness was 5.5% per annum at December 31, 2014 and June 30, 2015. Assuming the interest rate and the outstanding principal amount of our indebtedness remains the same, we expect our actual cash interest expense to be approximately $11.5 million in 2015. This is a substantial increase from 2014 when our actual cash interest expense was $4.0 million in the Successor period from July 17, 2014 to December 31, 2014. We also expect to use $10.2 million in cash in 2015 to make required principal payments against the total principal outstanding in accordance with the maturity schedule.

Proceeds from the initial term loan borrowings were primarily used to finance the Sponsor Acquisition and to pay fees and expenses in connection therewith. Proceeds of the Second Amended Credit Facility were primarily used to pay the December 2014 Special Dividend to the equity holders of Topco. Proceeds from the Third Amended Credit Facility were primarily used to pay the May 2015 Special Dividend to the equity holders of Topco. In the future, we may use the revolving facility for working capital and for other general corporate purposes, including acquisitions, investments, dividends and distributions, to the extent permitted under the Third Amended Credit Facility. The Third Amended Credit Facility also provides that, upon satisfaction of certain conditions, we may increase the aggregate principal amount of the loans outstanding thereunder by an amount not to exceed $50.0 million, subject to receipt of additional lending commitments for such loans.

In connection with the Corporate Reorganization, we plan to amend the Third Amended Credit Agreement to permit us to enter into the tax receivable agreement and the payments to be made thereunder.

Interest

Outstanding term loan borrowings under the Third Amended Credit Facility bear interest at a rate per annum equal to (a) the Eurodollar Rate plus 4.50% or (b) the Base Rate (equal in this context to the greater of (i) the prime rate, (ii) the federal funds rate plus 1/2 of 1.00% and (iii) the Eurodollar Rate plus 1.00%) (but subject to a minimum of 2.00%) plus 3.50%. The term loans under the Third Amended Credit Facility will amortize in equal quarterly installments of 1.25% of the principal amount of $207.5 million beginning on June 30, 2015, with the balance due at maturity.

Outstanding amounts under the revolving facility bear interest at a rate per annum equal to (a) the Eurodollar Rate plus 4.50% or (b) the Base Rate (equal in this context to the greater of (i) the prime rate, (ii) the federal funds rate plus 1/2 of 1.00% and (iii) the Eurodollar Rate plus 1.00%) (but subject to a minimum of 2.00%) plus 3.50%. We are required to pay a commitment fee on the unused commitments under the revolving facility at a rate equal to 0.50% per annum.

Guarantees

The loans and other obligations under the Third Amended Credit Facility (including in respect of hedging agreements and cash management obligations) are (a) guaranteed by the Company and its existing and future wholly-owned U.S. subsidiaries and (b) secured by substantially all of the assets of the Company and its existing and future wholly-owned U.S. subsidiaries, in each case subject to certain customary exceptions and limitations.

Covenants

As of the last day of any fiscal quarter of the Company, the terms of the Third Amended Credit Facility require the Company and its subsidiaries (on a consolidated basis and subject to certain customary exceptions) to maintain (x) a maximum total funded debt to consolidated EBITDA ratio of not more than 4.25 to 1.0, initially, and decreasing to 2.25 to 1.0 over the term of the Third Amended Credit Facility and (y) a minimum fixed charge coverage ratio of not less than 1.10 to 1.00. As of December 31, 2014 and June 30, 2015, we were in compliance with our financial covenants.

In addition, the Third Amended Credit Facility contains (a) customary provisions related to mandatory prepayment of the loans thereunder with (i) 50% of Excess Cash Flow (as defined in the Third Amended Credit Facility), subject to step-downs to 25% and 0% of Excess Cash Flow at certain leverage-based thresholds and (ii) the proceeds of asset sales and casualty events (subject to certain customary limitations, exceptions and reinvestment rights) and (b) certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, investments, acquisitions, loans and advances, mergers, consolidations and asset dispositions, dividends and other restricted payments, transactions with affiliates and other matters customarily restricted in such agreements, in each case, subject to certain customary exceptions. The first payment based on Excess Cash Flow (as defined in the Third Amended Credit Facility) is dependent on our results for the year ended December 31, 2015 and due not later than May 6, 2016.

Although the Third Amended Credit Facility generally prohibits payments and dividends and distributions, we are permitted, subject to certain customary conditions such as the absence of events of default and compliance with financial covenants, to make payments, dividends or distributions including (a) earnout payments, (b) payments, dividends or distributions in cash from retained excess cash flow and certain proceeds from distributions from or sales of investments, (c) payments, dividends or distributions in an unlimited amount from the proceeds of equity issuances and (d) payments, dividends or distributions not to exceed $5.0 million in the aggregate.

Under the Third Amended Credit Facility, the Founder Contingent Compensation may be paid at any time so long as no payment default under the Third Amended Credit Facility has occurred and is continuing and, immediately after giving effect to such payment, the Company has at least $5.0 million of cash and cash equivalents subject to a first priority lien in favor of the lenders party thereto plus availability under the revolving facility. In the event we are not permitted to pay the Founder Contingent Compensation under the Third Amended Credit Facility we will no longer be obligated to make such payment under the employment agreements with the Founders subject to limited exceptions.

The Third Amended Credit Facility also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees or collateral documents and change in control defaults.

Other

Certain of the lenders under the Third Amended Credit Facility (or their affiliates) may provide, certain commercial banking, financial advisory and investment banking services in the ordinary course of business for us and our subsidiaries, for which they receive customary fees and commissions.

Notes Payable

In April 2015, we issued $4.0 million in unsecured notes payable to the sellers of Paqui in connection with its acquisition. The notes bear interest at a rate per annum of 1.5% with principal and interest due at maturity on March 31, 2018. We recorded an acquisition-date fair value discount of $0.2 million based on market rates for debt instruments with similar terms, which is amortized to interest expense over the term of the notes using the effective-interest method.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2014:

(In thousands) Contractual Obligations:	Payments Due by Period
	Less Than 1 year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
Long-term debt	$10,000	$20,000	$170,000	$—	$200,000
Interest on long-term debt	10,794	19,938	14,220	—	44,952
Founder Contingent Compensation(1)	593	6,343	—	—	6,936
Operating leases(2)	27	47	—	—	74
Purchase commitments(3)	10,397	2,900	—	—	13,297

Total contractual obligations	$31,811	$49,228	$184,220	$—	$265,259

(1)	Reflects the accrued amount related to the Founder Contingent Compensation which is being recognized ratably over the contractual service period through December 31, 2015. We expect to pay approximately $25 million in cash in 2016, which will be fully accrued by December 31, 2015. We have not included the full cash amount in this table because the founders must remain employees of the Company as of December 31, 2015 in order for the Company to be contractually obligated to pay the Founder Contingent Compensation in 2016. Timing of the related payments are disclosed elsewhere in this prospectus. See “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Agreement”.

(2)	Operating leases include total future minimum rent payments under noncancelable operating lease agreements. We lease an office of approximately 2,200 square feet of space at 8135 Monticello Ave, Skokie, IL pursuant to a lease agreement with a related party that expires in August 2017. See “Certain Relationships and Related Party Transactions—Monticello Partners LLC Lease Agreement”.
(3)	We have non-cancelable purchase commitments, directly or through co-manufacturers, to purchase ingredients to be used in the future to manufacture products. We have not reflected any minimum purchase requirements, termination fees or penalty fees under our contract with Assemblers.

Upon termination of our Manufacturing and Supply Agreement with the Company’s co-manufacturer of certain snack products, we would be obligated to purchase any unused packaging material.

Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons.

Segment Information

We have determined that we operate as one segment: the marketing and distribution of BFY, RTE snacking products. Our chief executive officer is considered to be our chief operating decision maker. He reviews our operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include market sensitivities as follows:

Ingredient Risk

We purchase ingredients, including popcorn kernels, sunflower oil, flavoring and packaging materials used in the contract manufacturing of our products. These ingredients are subject to price fluctuations that may create price risk. A hypothetical 10% increase or decrease in the weighted-average cost of our primary ingredients as of December 31, 2014 and December 31, 2013 would have resulted in an increase or decrease to cost of goods sold of approximately $2.9 million and $1.5 million, respectively. We seek to mitigate the impact of ingredient cost increases through forward-pricing contracts and taking physical delivery of future ingredient needs. We strive to offset the impact of ingredient cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Interest Rate Risk

We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future. Based on the average interest rate on the Credit Facility during the period from July 17, 2014 to December 31, 2014 and to the extent that borrowings were outstanding, we do not believe that a 1.0% change in the interest rate would have a material effect on our results of operations or financial condition. A  1⁄8% change in the annual interest rate would change the annual interest expense on the variable rate portion of our long-term borrowings under the Third Amended Credit Facility by approximately $0.3 million.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to a change in interest rates.

Foreign Exchange Risk

Our sales and costs are denominated in U.S. dollars and are not subject to foreign exchange risk. However, to the extent our sourcing strategy changes or we commence generating net sales outside of the United States and Canada that are denominated in currencies other than the U.S. dollar, our results of operations could be impacted by changes in exchange rates.

Inflation

Inflationary factors, such as increases in the cost of goods sold and selling, general and administrative expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit margin and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase to cover these increased costs.

Internal Control Over Financial Reporting

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with our Annual Report on Form 10-K for the year ended December 31, 2016, annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, as of the later of the filing of such Annual Report and the date we are no longer an “emerging growth company” we will require a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

In connection with the 2014 audit of our financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness related to our presentation and classification of certain promotional obligations in the consolidated financial statements as well as our accounting for pricing concessions. We are in the process of developing a remediation plan with respect to the tracking of demonstration expenses and pricing concessions along with developing and evaluating our other internal controls. See “Risk Factors—Risks Related to Ownership of Our Common Stock and this Offering”.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable

Net sales are recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which occurs upon the receipt and acceptance of product by the customer. Our customers are primarily businesses that are stocking our products. The earnings process is generally complete once the customer order has been placed and approved and the product shipped has been received by the customer or when product is picked up by our customers at our manufacturing location, though in certain circumstances the earnings process is completed when a customer picks ups product at our manufacturing and that product is delivered to the customer’s warehouse. Product is sold to customers on credit terms established on a customer-by-customer basis. The credit factors used include historical performance, current economic conditions and the nature and volume of the product.

We offer our customers a variety of sales and incentive programs, including discounts, coupons, slotting fees, in-store displays and trade advertising. The more significant programs we offer include:

Price discounts—certain price discounts are provided in the form of allowances at the time of invoicing while others are provided based on future consumer purchasing activity.

Coupons—we participate in coupon programs with customers, including “multi-vendor mailer” coupon programs with club retailers.

In-store displays—we authorize in-store displays and pay a fee to the customer for the promotional feature.

The costs of these programs are recognized at the time the related sales are recorded and are classified as a reduction in net sales. These program costs are recorded based on estimated participation and performance levels of the offered programs, based upon factors such as historical trends with similar promotions, expectations regarding customer and consumer participation and sales and payment trends with similar previously offered programs. We maintain a sales and promotional incentive allowance at the end of each period for the estimated trade program costs incurred but unpaid, which is recorded as a reduction in our trade accounts receivable balance. Evaluating these estimates requires management judgment and, as such, actual results may differ from our estimates. Historically, differences between estimated and actual trade program costs are generally not material and are recognized as a change in sales and promotional incentive allowance in the period such differences are determined. Trade promotions included in net sales were $5.2 million in the year ended December 31, 2013, were $8.7 million for the Predecessor period from January 1, 2014 to July 16, 2014 and were $11.4 million in Successor period from July 17, 2014 to December 31, 2014.

We extend unsecured credit to our customers in the ordinary course of business and make efforts to mitigate the associated credit risk by performing credit checks and actively pursuing past due accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of aging and collections.

As of December 31, 2013, December 31, 2014 and June 30, 2015, we recorded total allowances against trade accounts receivable of $1.7 million, $3.0 million and $2.7 million, respectively. Recoveries of receivables previously written off are recorded when received.

Inventories

Inventories are valued at the lower of cost or market using the weighted-average cost method.

Write-downs are provided for finished goods expected to become non-saleable due to age and provisions are specifically made for slow moving or obsolete raw ingredients and packaging. We also adjust the carrying value of our inventories when we believe that the net realizable value is less than the carrying value. These adjustments are estimates that require management judgment. Actual results could vary from our estimates and additional inventory write-downs could be required.

Goodwill and Intangible Assets

In connection with the Sponsor Acquisition, we recorded $45.7 million of goodwill resulting from the excess of aggregate purchase consideration over the fair value of the assets acquired and liabilities assumed.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate, more likely than not, that impairment may have occurred. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Otherwise, the impairment analysis for goodwill includes a comparison of our carrying value (including goodwill) to our estimated fair value. If the fair value does not exceed the carrying value, then an additional analysis would be performed to allocate the fair value to all of our assets and liabilities as if it had been acquired in a business combination and the fair value was our purchase consideration. If the excess of the fair value of our identifiable assets and liabilities is less than the carrying value of recorded goodwill, an impairment charge is recorded for the difference. We will perform our annual assessment of goodwill as of July 1 of each fiscal year. Given the goodwill included on our consolidated balance sheet was measured and recorded in the current year, an impairment test was not performed during the period ended December 31, 2014.

Other intangible assets are comprised of both finite and indefinite-lived intangible assets. Indefinite-lived intangible assets, including our trade name, are not amortized. We have the option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Otherwise, indefinite-lived intangible assets are tested annually for impairment, or more frequently if events or changes in circumstances indicate, in management’s judgment, that the asset might be impaired. In assessing the recoverability of indefinite-lived intangible assets, we must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic, or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to our future cash flows. In each reporting period, we also evaluate the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

Income Taxes

Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. We record a liability for all tax positions if it is not “more likely than not” that the position is sustainable based on its technical merits. At December 31, 2014, we had no valuation allowance nor any uncertain tax positions.

Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings, as well as to the expiration of statues of limitations in the jurisdictions in which we operate.

Equity-Based Compensation

We record equity-based compensation in accordance with the FASB ASC Topic 718, “Compensation—Stock Compensation”, which requires the measurement and recognition of compensation expense for all equity-based payment awards made to employees and directors including incentive units and employee stock options based on estimated fair values. There was no stock compensation expense in 2013 or for the Predecessor period from January 1, 2014 to July 16, 2014. Stock compensation amounted to $0.2 million for the Successor period from July 17, 2014 to December 31, 2014.

Both Class C-1 and C-2 units are time-based units, however the Class C-2 units are also subject to a performance hurdle related to a tiered distribution if certain criteria are met. This performance hurdle is subject to the realization by Class A unitholders, through one or more distribution events, of an aggregate amount of proceeds in respect of their Class A Units equal to three times such members’ aggregate Class A contribution amount, taking into account all proceeds received by such members in respect of their Class A Units from such distribution events.

The fair value of each award is estimated on the grant date using a two-step process. See “Valuation of our Equity Awards” below for further discussion of the valuation process. The equity-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service period of the awards, which corresponds to the vesting periods of the awards.

Valuation of our Equity Awards

In the absence of a public trading market for our securities, our board of directors has determined the estimated fair value of the equity-based compensation awards at the date of grant based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.

The valuation of Topco’s equity was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models are highly complex and subjective. We based our assumptions on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of the equity awards as of the grant date including, but not limited to, the following factors:

•	lack of marketability;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	the U.S. capital market conditions;

•	our stage of development; and

•	likelihood of achieving a liquidity event, such as this offering, given prevailing market conditions.

The valuation of the equity-based compensation awards involved a two-step process. First, we determined our business equity value using an enterprise value based on the income approach, specifically a discounted cash flow, or DCF, analysis. A market approach, which estimates the fair value of the Company, by applying market multiples of comparable peer companies in our industry or similar lines of business to our historical and/or projected financial metrics, was also developed to corroborate the reasonableness of the DCF indication of enterprise value. The values determined by the income and the market approach were comparable. Second, the business equity value was allocated among the securities that comprise the capital structure of the Company using the Option-Pricing Method, or OPM, as described in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. See below for a description of the valuation and allocation methods.

The DCF analysis required the development of the forecasted future financial performance of the Company, including revenues, operating expenses and taxes, as well as working capital and capital asset requirements. The discrete forecast period analyzed extends to the point at which the Company will be expected to have reached a steady state of growth and profitability. The projected cash flows of the discrete forecast period are discounted to a present value employing a discount rate that properly accounts for the estimated market weighted average cost of capital. Finally, an assumption is made regarding the sustainable long-term rate of growth beyond the discrete forecast period, and a residual value is estimated and discounted to a present value. The sum of the present value of the discrete cash flows and the residual, or “terminal” value represents the estimated fair value of the total enterprise value of the Company. This value is then adjusted for non-operational assets, liabilities and interest bearing debt to conclude the equity value of the Company.

The financial forecasts prepared took into account our past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and may change as a result of new operating data and economic and other conditions that may impact our business.

Once the equity value of the Company is estimated, it is then allocated among the various classes of securities to arrive at the fair value of the awards. For this allocation, the OPM was used for all grants. The OPM entails allocating the equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the call options. This model defines the securities’ fair values as functions of the current fair value of a company and requires the use of assumptions such as the anticipated holding period and the estimated volatility of the equity securities.

The following table summarizes the key assumptions used in the OPM allocation as of December 4, 2014:

Assumptions

• Time to liquidity event	2 years

• Volatility	30.00%

• Risk-free rate	0.55%

• Dividend yield	0.00%

• Lack of marketability discount	16%

The expected term of 2 years represents management’s expected time to a liquidity event as of the valuation date. The volatility assumption is based on the estimated stock price volatility of a peer group of comparable public companies over a similar term. The risk-free rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term. As of December 4, 2014, the only grant date in 2014, we used an expected dividend yield of zero as we had never declared or paid any cash dividends and at that time did not plan to pay cash dividends in the foreseeable future.

The value derived from the OPM model was reduced by a 16% lack of marketability discount in the determination of fair values of the awards at the grant date. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the equity awards.

After the consummation of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. As such, the assumptions used in the valuation models discussed above will no longer be necessary in the valuation of equity-based compensation awards.

For awards granted on February 24, 2015 and June 10, 2015, we have used the Probability Weighted Expected Return Method, or PWERM, whereby the value of the various classes of securities is estimated based upon the analysis of future values for the company assuming various possible future liquidity events such as an initial public offering, or IPO, sale or merger. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class. The PWERM was selected due to the established nature of the Company, the prospect of a near term exit via an IPO or sale, and our ability to reasonably forecast financial performance.

First, future enterprise values of the Company were estimated using a range of Enterprise-to-EBITDA multiples. The valuation multiple range was established by consideration of valuation multiples indicated by the comparable public company and comparable transaction methods, both versions of the Market Approach. A DCF analysis was also performed to corroborate the Market Approach indications of value.

Second, the Company’s implied equity value was allocated among the various classes of securities using the PWERM. To apply the PWERM, we first estimated future enterprise values under various exit scenarios, and adjusted projected values of cash and debt for each scenario to determine the total expected equity value of the Company at the exit date. As of February 24, 2015, the PWERM analysis reflected the Company’s belief that there was a 60% probability that the Company would complete an initial public offering and a 40% probability of a sale of the Company. The valuation used a risk adjusted discount rate of 14% and an estimated time to a liquidity event of 6 months.

The aggregate value of the Class C-1 and Class C-2 units derived from the PWERM allocation method was then divided by the number of respective units outstanding to arrive at the per unit value. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the units. This discount was 12% under an assumed IPO scenario and 8% under an assumed sale scenario. The higher discount under the IPO scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical IPO lock-up provisions.

As of June 10, 2015, the PWERM analysis reflected our belief that there was a 90% probability that we would complete an initial public offering and a 10% probability of a sale of the Company. The valuation used a risk adjusted discount rate of 12% and an estimated time to a liquidity event of 2 months.

The aggregate value of the Class C-1 and Class C-2 units derived from the PWERM allocation method was then divided by the number of respective units outstanding to arrive at the per unit value. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the units. This discount was 10% under an assumed IPO scenario and 5% under an assumed sale scenario. The higher discount under the IPO scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical IPO lock-up provisions.

The key subjective factors and assumptions used in our valuation of February 24, 2015 and June 10, 2015 grants primarily consisted of:

•	the probability and timing of the various possible liquidity events;

•	the selection of the appropriate market comparable transactions;

•	the selection of the appropriate comparable publicly traded companies;

•	the financial forecasts utilized to determine future cash balances and necessary capital requirements;

•	the estimated weighted-average cost of capital; and

•	the discount for lack of marketability.

The intrinsic value of all outstanding equity awards at June 30, 2015 was $100.4 million, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Recently Issued and Adopted Accounting Pronouncements

Under the JOBS Act, we meet the definition of an “emerging growth company”. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. See Note 2 of the audited consolidated financial statements included elsewhere in this prospectus for further detail.

BUSINESS

Our Company

Amplify Snack Brands is a high growth, snack food company focused on developing and marketing brands and products that appeal to consumers’ growing preference for BFY snacks. Our anchor brand, SkinnyPop, is a rapidly growing, highly profitable and market leading BFY RTE popcorn brand. Through its simple, major allergen-free and non-GMO ingredients, SkinnyPop embodies our BFY mission and has amassed a loyal and growing customer base across a wide range of food distribution channels in the United States. SkinnyPop’s continued success and robust financial characteristics, combined with our experienced and talented management team, position us to become an industry-leading BFY snacking company that capitalizes on the potential of great-tasting and high quality BFY snack brands that we create and acquire. To that end, in April 2015, we acquired Paqui LLC, or Paqui, an emerging BFY tortilla chip brand that has many of the same key taste and BFY attributes as SkinnyPop. Paqui allows us to leverage our infrastructure to help grow into an adjacent snacking sub-segment with a second innovative BFY brand. We believe that our focus on building a portfolio of exclusively BFY snack brands differentiates us and will allow us to leverage our platform to realize material synergies across our family of BFY brands, as well as allow our retail customers to consolidate their vendor relationships in this large and growing category.

We target sizeable global and U.S. markets, with Nielsen estimating global retail snack sales to be in excess of $370 billion and North American snack retail sales in excess of $120 billion for the twelve months ended March 31, 2014. We estimate the U.S. salty snack segment to be approximately $18 billion in annual retail sales and that it will grow approximately 3% to 4% per year through 2019. To date, our focus has been on developing brands in the rapidly growing BFY sub-segment of the salty snacks. We believe that within the salty snack segment, BFY-focused brands are taking share from and growing faster than conventional brands, and management estimates that BFY-focused brands experienced aggregate growth in excess of 10% in 2014. Outside the United States, estimates for the size and growth rates of the BFY category of the snacks market are difficult to aggregate, but we believe similar trends are becoming more prevalent globally. We believe the growth rate being experienced by BFY-focused brands is driven by a variety of favorable consumer trends, including a greater focus on health and wellness, increased consumption of smaller, more frequent meals throughout the day and a strong preference for convenient BFY products. Over time, we expect to explore the development and acquisition of additional BFY brands within other U.S. and global segments of the overall snacking market.

Our SkinnyPop brand was established in 2010 by Pam Netzky and Andy Friedman, who saw an opportunity to develop a new popcorn product that would offer consumers a BFY alternative to existing RTE, microwave and movie theatre style popcorn products. SkinnyPop quickly developed a loyal and passionate consumer following and by 2014 had become a $132.4 million net sales brand. The SkinnyPop brand embodies our BFY mission while also providing rapid net sales and earnings growth, robust and steady margins, and strong cash flows to help facilitate further investments in organic and inorganic growth opportunities. We have invested significantly to grow the SkinnyPop brand and our Company. We have compiled an experienced and talented group of entrepreneurial and classically trained executives to lead and grow the business. We believe we have established a world class BFY snacking platform, supported by strong senior management and talented sales, operations and marketing teams. This infrastructure positions us to continue to drive growth and innovation across a diversified group of BFY brands.

We believe SkinnyPop continues to take meaningful market share from a variety of sizeable sub-segments of the overall U.S. salty snack segment, although the brand competes most directly in the

RTE popcorn sub-segment of salty snacks. The overall U.S. popcorn sub-segment is estimated at $1.9 billion in 2014 and grew 8.1% over the prior year. The $966 million RTE popcorn sub-segment is the fastest growing sub-segment within U.S. salty snacks, growing at a compound annual growth rate of 14.6% since 2010. Our research indicates the growth in RTE popcorn is partially attributable to a shift by consumers from eating microwave popcorn to eating RTE popcorn, but is primarily driven by consumers increasingly choosing RTE popcorn over other conventional salty snack alternatives. Within RTE popcorn, SkinnyPop was the fastest growing brand of scale in 2014, increasing its share of the sub-segment by 6.5 percentage points to 12.1% and accounting for more than 40% of total sub-segment growth. Additionally, in 2015, weekly sales of SkinnyPop products, as measured by IRI U.S. Multi-Outlet, have surpassed most other competitive RTE popcorn brands and caught up with the sub-segment leader. SkinnyPop is an increasingly strong and recognizable brand that has exhibited rapid organic growth since its founding. This growth has been driven by continued gains in both distribution and sales velocity.

ACV and Sales Velocity Trends

(1)	Sales velocity is measured using IRI’s “Dollars per $MM ACV” metric which IRI defines as “the total product sales per million dollars of annual ACV of stores selling the product”. This metric represents the retail sales efficiency for a product in relation to its distribution. Using the ACV of stores selling a product means this measure controls for store size, and can be used to determine how well a product sold while controlling for weighted distribution.

Despite SkinnyPop’s recent growth and a market leading BFY presence, we believe significant opportunities remain for continued growth. For example, as of December 31, 2014, SkinnyPop’s household penetration, which represents the percentage of households that have purchased SkinnyPop over the prior 52 weeks, stood at 5.2% compared to an average of approximately 22.7% for the top 25 salty snack brands by dollar retail sales according to IRI data. SkinnyPop also has the opportunity to grow by increasing its product range in stores where the brand already has some presence. The average number of SkinnyPop Universal Product Codes, or UPCs, per retail location is 2.3, which is below our primary competitors who average approximately 5.6 UPCs per location. Retail locations represent the number of stores in the IRI-defined universe where SkinnyPop has sold at least once in the past 52 weeks. Additionally, at December 31, 2014, our Total Distribution Points stood at approximately 136, versus an average of 919 TDPs for the top 25 leading salty snack brands. We plan to continue to grow SkinnyPop by increasing its distribution, household penetration, product offerings per retail location and sales velocity, all of which will be supported by increasing brand awareness, new product introductions and favorable consumer trends.

Total Distribution Points(1)

(1)	Total Distribution Points is an IRI metric used to illustrate the distribution of a brand while taking into account the number of UPCs selling within that brand. TDPs are not determined by reference to any GAAP financial measure over any period.
(2)	The top 25 salty snack brands are those brands with the highest dollar retail sales in 2014 according to IRI data.

Inorganic growth is also a strategic priority for us. We believe there are a large number of attractive brands that may be suitable acquisition targets. We intend to focus our strategic acquisitions efforts on premium BFY snacking brands that taste great, align with our BFY mission, have some proof of concept in retail and are well positioned to compete within existing large addressable markets and allow us to leverage our sales, marketing and distribution infrastructure to add meaningful value. We plan to build on our success in SkinnyPop and leverage our skilled team to drive additional platform growth across our BFY portfolio.

Company Growth and Performance

We have experienced strong financial performance over the past several years, including:

•	Net sales increased from $55.7 million in the year ended December 31, 2013 to $132.4 million in the Pro Forma Year Ended December 31, 2014 (Unaudited), representing growth of 137.6% and increased from $61.2 million in the six months ended June 30, 2014 to $91.6 million in the six months ended June 30, 2015, representing growth of 49.8%;

•	Consistent gross profit and Adjusted EBITDA margins of 58.6% and 44.5%, respectively, for the year ended December 31, 2013, 56.1% and 44.2%, respectively, for the Pro Forma Year Ended December 31, 2014 (Unaudited), 56.3% and 46.9%, respectively, for the six months ended June 30, 2014 and 55.8% and 41.5%, respectively, for the six months ended June 30, 2015;

•	Net income under GAAP decreased from $24.8 million in the year ended December 31, 2013 to $13.6 million for the Pro Forma Year Ended December 31, 2014 (Unaudited), representing a decrease of 45%, reflecting the Sponsor Acquisition, the Founder Contingent Compensation, the December 2014 Special Dividend and the May 2015 Special Dividend, and decreased from $28.6 million for the six months ended June 30, 2014 to $8.5 million for the six months ended June 30, 2015, representing a decrease of 70.4%. See “Unaudited Pro Forma Condensed Consolidated Financial Information”;

•	Adjusted EBITDA increased from $24.8 million in year ended December 31, 2013 to $58.5 million in the Pro Forma Year Ended December 31, 2014 (Unaudited), representing growth of 136% and increased from $28.7 million in the six months ended June 30, 2014 to $38.0 million in the six months ended June 30, 2015, representing growth of 32.7%; and

•	Cash from operating activities was $26.3 million for the Predecessor period from January 1, 2014 to July 16, 2014, $12.7 million for the Successor period from July 17, 2014 to December 31, 2014, and $25.5 million for the six months ended June 30, 2015, and operating cash flow less capital expenditures was $26.1 million for the Predecessor period from January 1, 2014 to July 16, 2014, $12.5 million for the Successor period from July 17, 2014 to December 31, 2014, and $25.2 million for the six months ended June 30, 2015, driven by our asset-light and outsourced manufacturing model, which requires low levels of capital investment.

Industry Overview

Nielsen estimates the global snack market, as of March 2014, was in excess of $370 billion in annual retail sales, and growing at 2% annually when adjusted for inflation. Sweet and salty snacks are among the largest segments in the overall snack market. SkinnyPop and Paqui brands currently compete in the salty snack segment, which includes products such as potato chips, tortilla chips, popcorn, cheese snacks and pretzels. IRI and Mintel estimate that these sub-segments totaled approximately $21 billion and $18 billion in U.S. retail sales, respectively, in 2014. Mintel forecasts that sub-segments within the salty snacks segment will grow between 2.2% per year (pretzels) and 6.0% per year (popcorn) through 2019, with popcorn serving as the fastest growing product within salty snacks. While we do not currently offer products in the potato chip, cheese snack or pretzel sub-segments, we may consider entering these markets in the future. We believe leading BFY brands within the salty snack segment grew at a rate in excess of 10% in 2014, significantly outpacing overall salty snack segment growth in the United States.

We believe growth in BFY snacks is driven by various factors, including the increasing importance of snacking in many consumers’ diets, heightened awareness of the importance of a healthier diet, coupled with increased understanding and focus on importance of nutrition to long-term health and wellness. As the IRI 2015 State of the Snack Food Industry report indicates, consumers are increasingly eating smaller meals more frequently throughout the day and 41% of consumers snack at least three times a day. We believe these consumers are recognizing the associated benefits of keeping metabolism elevated, normalizing blood sugar and reducing hunger and the associated urge to overeat. Consumers are also increasingly aware of their snacking choices, are demanding great tasting BFY products that can meet specific dietary requirements and are focusing on products with simple and more easily understandable ingredients. Additionally, millennial consumers have shown a stronger affinity for snacking than their boomer counterparts which we believe will provide future positive tailwinds in the snacking market.

IRI estimates that total retail sales of popcorn in the United States were approximately $1.9 billion for 2014. The RTE popcorn sub-segment grew by 22.6% in 2014 to approximately $966 million in retail sales, while the microwave popcorn sub-segment declined by 3.6% over the same period to $853 million in retail sales. Popcorn remained relatively flat at $122 million in retail sales in 2014. According to IRI data, SkinnyPop was the fastest growing RTE popcorn brand of scale in 2014 and accounted for more than 40% of total sub-segment growth. Since 2010 the RTE popcorn sub-segment has grown at a compound annual growth rate of approximately 14.6%, making it the fastest growing sub-segment in salty snacks. We believe that this growth has been largely achieved by converting consumers from conventional salty snack products to RTE popcorn, as consumers become aware of the great taste and healthier characteristics offered by RTE popcorn. Some of the growth has also been achieved by consumers changing preference for RTE popcorn compared to traditional popcorn.

We believe RTE popcorn has thus far been underrepresented as a percentage of snack foods consumed because it is only in recent years that pre-packaged, RTE popcorn has emerged as a convenient, BFY option that offers a high level of freshness. This emergence was driven by both the overall BFY segment, coupled with developments in packaging and ingredients that have facilitated significant improvements in freshness and taste. We believe consumers are increasingly purchasing RTE popcorn because of their historical familiarity with traditional popcorn and because of consumer trends towards BFY snacks.

IRI estimates that total retail sales of tortilla chips in the United States have grown at a compound annual growth rate of 5.3% between 2010 and 2014 to $4.7 billion in 2014. Frito Lay’s tortilla chips have an estimated combined share of approximately 68% of the tortilla chip sub-segment. Given the fragmented nature of the BFY tortilla chip sub-segment, we believe that there is a significant opportunity to create a market-leading and great-tasting BFY brand.

Beyond popcorn and tortilla chips, there are several other sizeable sub-segments within salty snacks such as potato chips, cheese snacks and pretzels at approximately $7.2 billion, $1.8 billion and $1.2 billion, respectively, in total retail sales in the United States in 2014 according to IRI data. There is a significant potential opportunity to grow retail sales across multiple large categories as consumers are increasingly substituting for BFY snacks within these categories. Continued BFY substitution has the potential to significantly expand SkinnyPop’s and Paqui’s addressable markets. We believe that the growth of BFY snacks will continue to be supported by increased consumer focus on healthier lifestyles. We also believe that as a result of these consumer trends, distribution channels will continue to stock an increasing number of BFY snacks.

We believe that Amplify Snack Brands is well positioned to benefit from these market trends and preferences in the coming years.

Our Competitive Strengths

We believe the continued growth and profitability of our company will be driven by the following competitive strengths:

•	Strong consumer appeal of our SkinnyPop brand: The SkinnyPop brand is a leading RTE popcorn brand with strong consumer loyalty and one of the fastest growing brands in the entire salty snack segment. The SkinnyPop brand is differentiated in that it has a clear BFY positioning while also appealing to a more mainstream customer. SkinnyPop’s BFY positioning is reinforced through our unique packaging, which communicates the key attributes of our brand including a simple, short ingredient list that is major allergen-free and contains only non-GMO ingredients. According to IRI data, SkinnyPop has the highest level of repeat purchase in the RTE popcorn sub-segment and one of the highest rates of repeat purchase relative to overall salty snacks leaders. We believe our loyal consumer following will enable SkinnyPop to maintain its premium brand position in the RTE popcorn sub-segment, and drive continued growth in share across broader salty snacks.

•

Highly attractive brand for retailers:    SkinnyPop’s premium price point and strong sales velocities generate profits relative to the shelf space our SkinnyPop products occupy, making these products highly attractive to a diverse set of retailers across various distribution channels. On average, versus other leading RTE popcorn brands we commanded a more than 20% price premium in 2014. SkinnyPop’s sales velocities were $141 per million dollars of annual ACV of retail locations selling the product in 2014 as compared with other leading RTE popcorn brands whose product had average sales velocities of $132 per million dollars of annual ACV during the same period. Retailers also find SkinnyPop customers desirable not only because SkinnyPop consumers spent approximately twice as much per visit on SkinnyPop products, and purchased SkinnyPop products more frequently, as compared to competitive RTE popcorn products in 2014 but also because SkinnyPop’s consumers’ average total expenditure per visit in dollars was approximately 33% more than the dollars spent by consumers of SkinnyPop’s closest competitors in 2014. We believe all of these characteristics are compelling and will continue to encourage retailers to carry a greater number of our products and improve the shelf space and positioning of SkinnyPop within their stores. This increased distribution and enhanced in-store placement has been apparent with some of our larger and longer tenured customers, such as Whole Foods, Costco, Kroger, Sam’s Club and Walgreens. All of these accounts have increased both points of distribution and product mix due to our strong retail performance.

•	Attractive financial profile: We have a strong financial profile characterized by net sales growth of 137.6% and 49.8%, gross profit margin of 56.1% and 55.8% and Adjusted EBITDA margin of 44.2% and 41.5% in the Pro Forma Year Ended December 31, 2014 (Unaudited) and the six months ended June 30, 2015, respectively. Our gross profit and Adjusted EBITDA margins have been consistent over time. We are also highly cash generative given our outsourced manufacturing model which requires modest capital investment and low net working capital. Historically, this strong free cash flow generation has provided us with financial flexibility to execute its business plan.

•	BFY-focused snacking platform: With SkinnyPop as the anchor brand in our BFY-focused snacking platform, we believe that we will be able to increase our share of the large and growing global snack industry. We believe that, in addition to the strength of the SkinnyPop brand, we are well positioned to capitalize on several strengths as we continue to expand our platform:

•	Culture of innovation: Because of our focus and ability to innovative BFY brands and nurture them, we believe we are attractive to entrepreneurs who are looking for a strategic partner as evidenced by our recent acquisition of Paqui.

•	Experienced management team: We have established a well-regarded, experienced management team who possess both entrepreneurial and classically-trained skill sets gained through their extensive branded consumer products experience. Their talent has guided SkinnyPop’s growth and established an infrastructure that can be leveraged to expand into additional snacking segments either through new product introductions or through acquisitions. Our management team seeks to identify and evaluate potential acquisition or partnership opportunities that would complement our BFY platform, and their combination of entrepreneurial skills and experience enables them to nurture and develop leading BFY brands in order to integrate and grow them as part of our broader BFY focused platform.

•	Established infrastructure: We have built a strong sales, marketing and supply chain infrastructure with the objective of growing our existing and new brands that we add to the platform. We have the ability to leverage our sales force and strong relationships with our retail customers and distributors to help our brands gain distribution; leverage our operations team for improved demand planning and additional margin opportunities; and leverage our suppliers for purchasing and marketing resources for brand building.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

•

Expand distribution through new customer wins:    We plan to capitalize on the strength of our SkinnyPop brand, positive market trends and our attractive retailer economics in order to penetrate new customers and increase the number of stores carrying our SkinnyPop and Paqui brands. SkinnyPop’s Total Distribution Points have increased from 49 points as of year-end 2013 to 136 points as of year-end 2014, but this remains well below the average of the top 25 salty snacks brands who average more than 919 points. We believe we have additional growth opportunities in our core distribution channels, including natural and conventional grocery, drug, convenience, club, mass merchandise and in new channels. Based on IRI data, management estimates that as of December 31, 2014, SkinnyPop currently has less than 20% retail penetration within the more than 250,000 potential U.S. retail locations. Beyond our core channels, we also plan to pursue growth in alternative channels and retailers including foodservice outlets, home hardware stores, airport kiosks and college bookstores.

•	Continue to increase shelf space with existing customers: While SkinnyPop is highly attractive to retail customers given its premium price and attractive sales velocities, the average retail location carries only 2.3 of our UPCs per store compared to approximately 5.6 for our largest RTE popcorn competitors. Our larger and longer-term relationships with retail customers such as Whole Foods, Costco, Kroger, Sam’s Club and Walgreens have demonstrated our ability to consistently increase shelf space through increased products offerings, promotional support and new flavor offerings. We will continue to capitalize on the strong consumer appeal and attractive economics to retailers to increase UPCs per retailer and improve and increase our shelf space with both existing and new customers.

•	Continue to grow awareness and expand household penetration: Consumers who purchase SkinnyPop have a strong affinity for the brand as evidenced by our high level of repeat purchase. Yet, our 2014 research indicated that less than 30% of US households had aided awareness of our brand as compared to more established snack brands that have aided awareness in excess of 90%. However, IRI data as of December 31, 2014 indicates that for that year, only 5.2% of households have purchased SkinnyPop compared to 22.7% of households purchasing the top 25 salty snack brands. We intend to increase our household penetration through marketing, including product sampling, social media tools and advertising, to educate consumers about our brands and benefits of our BFY snacks. According to IRI consumption data, our market share in the U.S. salty snacks segment is less than 1%, and our market share in the rapidly growing RTE popcorn sub-segment is approximately 12%.

•	Continue product innovation and brand extensions: We intend to improve and strengthen our product offering by creating new and innovative flavors, packaging alternatives and additional products, while maintaining a focus on simple ingredients and BFY snacks that appeal to consumers. Our product innovation encompasses multiple elements, from offering a broad range of varied packaging, new flavors and formats for current products to developing new and innovative brand extensions that we can grow on our current platform.

•	Leverage platform to expand in attractive snacking categories: We intend to expand our business through the introduction of additional brands and products in the BFY snacking segment in order to generate incremental growth opportunities and synergies. We are actively looking to identify and evaluate new acquisition opportunities to complement our platform. Our Company culture makes us a natural choice for potential targets who wish to maintain an entrepreneurial culture and accelerate the growth of their brands utilizing our strong, established infrastructure. Most recently, our acquisition of Paqui tortilla chips has diversified our portfolio into the large tortilla chips category. Paqui is well aligned with our BFY mission as it is an organic, non-MSG, non-GMO, gluten-free snack. We intend to continue to expand into new BFY snacking categories and gain share across the broader snacking market.

•

Pursue international expansion opportunities:    We are currently selling SkinnyPop in Canada, and have a short-term objective to expand our Canadian distribution. We will also look to expand international distribution with our global retail partners, prioritizing sizeable, high-growth markets. According to Nielsen, North America represents approximately one-third of the global snacking market, and recent trends in North America, including a focus on BFY products, are becoming prevalent globally. We believe our brands will resonate well with consumers in markets outside North America.

Our Company History

Our first and principal brand, SkinnyPop, was launched in August 2010 by Pam Netzky and Andy Friedman. Pam and Andy established a small Chicago-area based retail and wholesale popcorn concept in 2007 called Wells Street Popcorn. Wells Street Popcorn was a decadent “Chicago-style” popcorn concept that was growing and profitable but also difficult to scale as the core product was heavily coated in highly caloric and dense toppings and did not align with BFY consumer trends.

Pam and Andy used their extensive knowledge of popcorn and founded SkinnyPop based on a few key principles; the product had to taste fresh and delicious, have a limited number of ingredients in each bag and be non-GMO, gluten-free and major allergen-free.

SkinnyPop garnered its early distribution primarily in the natural and specialty grocery channels with chains such as Whole Foods, Sprouts and The Fresh Market. After demonstrating strong retail performance in those channels, Costco’s Midwest region took the brand into its stores and helped build consumer trials and has continued to support its growth. As a result of SkinnyPop’s strong sales velocities and unique brand positioning, Walgreens picked up the brand in 2012. In 2013, we adopted a more sophisticated approach to sales and marketing and rapidly accelerated our sales growth into key customers such as Sam’s Club, Kroger, Ahold and Publix.

In 2014, TA Associates made a significant equity investment in us, acquiring control and providing capital for both organic and acquisition focused growth. TA Associates recruited a professional management team with extensive consumer products and food and beverage-specific experience and helped put additional financial and operational systems in place to enhance our sales planning, ordering, customer service and financial reporting capabilities. Under new management, we have significantly expanded our SkinnyPop brand and gained full distribution with several major customers including Walmart, CVS, Target and Wawa.

In April 2015, we acquired Paqui, our first acquisition. Management believes Paqui has great potential and plans to rapidly expand its distribution in 2015 and 2016.

Our Products

Our products are comprised of our cornerstone brand, SkinnyPop, and our recently acquired brand, Paqui.

SkinnyPop

The SkinnyPop brand is the cornerstone of our BFY snacking platform. The brand grew 137.6% between 2013 and 2014 to achieve $132.4 million in net sales for the Pro Forma Year Ended December 31, 2014 (Unaudited). All SkinnyPop flavors are cooked with three core ingredients; popcorn, sunflower oil and salt. The core SkinnyPop product portfolio is currently comprised of four flavors: Original, Black Pepper, White Cheddar Flavor and Naturally Sweet. We also collaborated with Kroger for an in-and-out offering, Hatch Chile, in 2014 and expect to continue these types of collaborations going forward. Whether the product is a core or rotational flavor, we strictly maintain our focus and commitment to using a limited number of simple ingredients. While the ingredients are simple, we have developed a unique combination of proprietary cooking process and carefully selected premium ingredients to achieve a desirable taste profile. Additionally, our SkinnyPop products are major allergen-free, non-GMO, gluten-free and artificial preservative-free, making them a tasty BFY snack.

SkinnyPop has a loyal and growing consumer following that has supported rapid growth of the brand and, as of December 31, 2014, was sold in approximately 47,000 retail locations. Our customers enjoy the product and continue to repurchase once they have sampled it, as is evidenced by our best-in-class repeat purchase patterns for the year ended December 31, 2014. We believe SkinnyPop is also attractive to our retail customers because our products sell at a premium price relative to our closest RTE popcorn competitors and have strong sales velocities; these two factors together provide our retailers with a desirable high dollar profit per facing. Furthermore, our product is offered in several alternative package formats to cater to different distribution channels: 4.4oz bags, multiple club size bags and a variety of single serving size bags. To date our Black Pepper and Naturally Sweet products only come in the 4.4oz bags. The brand was initially established through distribution in the natural and organic channel at retailers such as Whole Foods, Sprouts and The Fresh Market, and has subsequently expanded penetration into the conventional grocery, drug, club and mass merchandisers channels, as well as expanding to new and alternative channels including convenience stores and food service. We have long standing relationships with key retailers including Whole Foods, Sprout’s, Costco, Sam’s Club, Kroger and Walgreens; and have recently gained national distribution with several major customers including Walmart, CVS, Target and Wawa. With this extensive and growing distribution network, we believe that SkinnyPop is well positioned to achieve continued future growth.

Paqui Tortilla Chips

In April 2015, we acquired Paqui, which is based in Austin, Texas. Paqui is a good example of how we intend to leverage our platform to help innovative brands grow. We believe the Paqui product has a desirable taste profile, aligns well with our BFY strategy and provides an entry point into the $4.7 billion tortilla chip sub-segment, where no clear BFY market leader has emerged. Paqui, which is derived from the Aztec word that means “to be happy”, produces tortilla chips that taste great but are also non-GMO, gluten-free, trans fats-free, cholesterol-free and contain no MSG or artificial flavors. Paqui’s tortilla chips currently come in an assortment of sizes and six core flavors: Original Delights, Cowboy Ranch, Roasted Jalapeno, Grilled Habanero, Very Verde Good and Haunted Ghost Pepper. We plan to add traditional flavors to the line and believe we can add sales, marketing and operational support to help build the brand, win a larger share of the tortilla chips category and become a strong contributor to the overall Company.

Product Innovation

Given we compete in the global snack category, innovation is, and will continue to be, an important component of our growth strategy moving forward. As is discussed above, we have leveraged the success of our Original SkinnyPop flavor and resulting growth in brand equity to successfully launch new flavors and new packaging formats. Our innovation strategy is based on our ongoing research into consumers’ BFY snacking needs. We will continue to conduct extensive consumer research in order to develop successful new products including product flavor and concept testing, marketing and trend analyses and consumer prototype testing. As part of our innovation process we collaborate with nationally recognized third-party flavor houses and product development firms for new product development and then conduct our own proprietary consumer research to identify and improve upon winning new product concepts. Utilizing our talented and experienced sales organization we then launch these new products into the marketplace across retail channels. Given our relatively low household penetration to date, we remain focused on ensuring consumers’ initial trial with our brand comes through one of our core flavor offerings. Over time we expect to add both rotational, and perhaps seasonal, flavor offerings as well as new formats for product offerings to our product mix. We currently have plans to launch two to three new products over the next twelve months.

Customers and Distribution

We market our products predominantly throughout the United States, and sell our products through several distribution channels including natural and conventional grocery, drug, convenience, club, mass merchandise and a variety of alternative channels. Because of our brand loyalty and high-quality products, we believe there are strong growth prospects for us in each of these channels, in addition to a variety of new channels of distribution we are actively pursuing.

•	Natural Grocery: Given the BFY characteristics of our SkinnyPop brand, our products were well received by this channel when first launched in a meaningful way in 2011. Customers in this channel include chains such as Whole Foods, Sprouts and The Fresh Market. Similarly, our Paqui brand is rooted in the natural grocery channel, with Whole Foods serving as a key initial customer. In the Pro Forma Year Ended December 31, 2014 (Unaudited), we estimate that the natural grocery channel represented approximately 4.1% of net sales.

•	Club and Mass Merchandisers: Our key customers in this channel include large national and regional retailers such as Costco, Sam’s Club, BJ’s, Target and Walmart. SkinnyPop has had a strong and growing relationship with Costco since their Mid-West region began supporting the brand in 2012. Sam’s Club has been a rapidly growing and valuable customer since our launch with them 2013. BJ’s also gained significant SkinnyPop distribution in 2013 and continues to support the brand. Most recently SkinnyPop began nationwide distribution with Target and Walmart in early 2015. In the Pro Forma Year Ended December 31, 2014 (Unaudited), we estimate that the club and mass merchandiser channel represented approximately 61.1% of net sales.

•	Conventional Grocery: We have grown our conventional grocery business rapidly since 2013. Our customers in this channel include large national and regional chains such as Kroger, Publix, Ahold, Wegmans, Albertson’s and Safeway. Our Paqui brand currently has an emerging but strong relationship with Kroger. In the Pro Forma Year Ended December 31, 2014 (Unaudited), we estimate that the grocery channel represented approximately 27.2% of net sales.

•	Drug Stores: Walgreens first became a customer of SkinnyPop in 2012 and has continued to expand distribution over time through both increased locations and increased product offerings. In January of 2015 CVS committed to chain-wide distribution over the course of 2015. In the Pro Forma Year Ended December 31, 2014 (Unaudited), we estimate that the drug store channel represented approximately 6.3% of net sales.

•	Convenience Stores: The convenience channel represents an important outlet for snack foods. As of late 2014 and early 2015, we have been expanding distribution in this channel with new customer acquisitions such as Wawa, Casey’s, The Pantry and select divisions of Circle K and 7-Eleven. In the Pro Forma Year Ended December 31, 2014 (Unaudited), we estimate that the convenience store channel represented approximately 0.6% of net sales. Management believes there is significant opportunity to expand distribution in the convenience channel.

•	Alternative Channels: Our customers in this channel include retailers such as Bed, Bath and Beyond and Hudson News. Additional and reasonably large opportunities in this channel would include increased foodservice and vending distribution, as well as potential international distribution opportunities. In the Pro Forma Year Ended December 31, 2014 (Unaudited), we estimate that the alternative store channel represented approximately 0.7% of net sales.

We estimate that the breakdown of our net sales by channel for the year ended December 31, 2013 was comparable to the breakdown in Pro Forma Year Ended December 31, 2014 (Unaudited).

We sell our products directly to retailers and through distributors.

•	Direct Sales: We largely rely on our direct sales force in combination with traditional sales brokerage firms to sell to and service customers in the majority of our key distribution channels. In the Pro Forma Year Ended December 31, 2014 (Unaudited), management estimates that 78.7% of our net sales was generated through direct sales.

•	Distributors: The majority of our natural and organic grocery customers, as well as some regional customers in other channels, are serviced through independent food distributors that purchase products for us for resale to retailers, taking title to the products upon purchase. The prices retailers pay for these products are set by our distributors, at their sole discretion, although we may influence the retail price with the use of promotional incentives. In the Pro Forma Year Ended December 31, 2014 (Unaudited), 21.3% of our net sales were generated from sales to distributors.

Marketing and Advertising

The SkinnyPop brand was built primarily through our differentiated packaging and unique BFY proposition and taste profile, as opposed to brand building through significant traditional marketing spend. As we continue to build the brand, we aim to create impactful marketing communication and activation to drive awareness, trial and repeat business and cement brand loyalty. Given our relatively low household penetration, our current marketing efforts remain focused on increasing awareness, stimulating trial and reaching a broader consumer base. We believe we have significant opportunity to grow our business by increasing communications about our brand and product attributes to a wider audience of consumers. To achieve our objectives, we will continue to actively use social media and other grassroots marketing efforts that encourage a personal dialogue with consumers. We also intend to employ field marketing in order to provide product samples to consumers, as we believe that once we can get consumers to try our products they will purchase them on a frequent basis.

Our Supply Chain

Ingredients

SkinnyPop’s raw materials consist primarily of popcorn kernels, salt and sunflower oil. We believe we adhere to rigorous standards in determining raw material quality and safety. We use a specified popcorn kernel for all of our RTE popcorn production and secure our popcorn largely from two popcorn suppliers. Our sunflower oil is largely purchased through a single vendor, although we expect this base to expand over time. We often enter directly into forward pricing contracts with certain ingredient suppliers in order to mitigate the impact of commodity cost fluctuations, but we have not historically entered into any hedging agreements. In the Pro Forma Year Ended December 31, 2014 (Unaudited), our contracted ingredients represented approximately 12% of our cost of goods sold. We are currently in discussion with additional raw material suppliers to develop secondary and tertiary suppliers to mitigate supply risks and create purchasing leverage.

Packaging

SkinnyPop packaging consists of the corrugated cartons and the bag itself, which is made out of flexible film. Our cartons are dual sourced and all SKUs have detailed specifications. These specifications are validated at the supplier with a signed SKU specific certification for every inbound purchase order and checked again when received. The film also is dual sourced. The structure of the film is the most commonly used film in the snack food industry; it is a multi-layer plastic that provides a superior barrier from moisture to ensure the freshest product possible. As with the corrugated cartons, all film meets specifications that are validated at the supplier with a signed SKU specific certification and then validated again by the production facility. All of the validations of packaging specifications are completed to ensure the quality and appearance of SkinnyPop packaging is superior in the marketplace.

Manufacturing

In order to efficiently manufacture our popcorn products, we have a long-term contract with a SQF Level 2 certified co-manufacturer to make our products according to our proprietary formulas and specifications. All of our manufacturing is outsourced to our co-manufacturing partner, although we own all of the popcorn poppers used in marking our products, as they are built to our customized specifications. Our RTE popcorn co-manufacturing partner is prohibited from producing competing RTE popcorn for any other party. Our manufacturing partner is located in Chicago, Illinois, and is a dedicated peanut-free, tree nut-free, gluten-free and dairy-free facility. We are currently in discussions with additional co-manufacturing companies to serve as secondary suppliers for our RTE popcorn in order to mitigate production risks and create purchasing leverage. Our Paqui products are currently made at a single manufacturing facility located in Austin, Texas. As is the case with our popcorn production we plan to seek out additional contract manufacturers for our Paqui branded products.

Quality Control

Our products are manufactured in facilities that have programs and controls in place regarding consistent quality and food safety. Product attributes, such as taste, aroma, texture and appearance are regularly monitored. Good Manufacturing Practices and comprehensive Food Safety programs are designed to produce a safe, wholesome product. Our suppliers are required to have equally robust processes in place and confirm their compliance with product specifications with Letters of Guaranty and Certificates of Analysis for shipments of raw materials to be used in our Products. Finally, random samples of our finished goods are sent regularly to a third-party laboratory for testing.

Order Fulfillment

In order to best serve our customers and maximize flexibility, SkinnyPop employs a third-party co-manufacturer. The facility runs production on SkinnyPop-developed lines optimized to reduce production cycle times and minimize lot size. As a result, we are able to operate with a minimal amount of inventory, which we believe ensures fresh product in the marketplace. In addition, SkinnyPop’s order fill rates are near 100% for the first quarter of 2015, providing consistency of service to our customer base. Approximately 50% of customers’ order volumes are picked up directly from SkinnyPop’s co-manufacturer, with remaining order volumes being delivered by third-party carriers managed by us. Outbound orders consist of full truckload, intermodal and less-than-truckload shipments. SkinnyPop’s customer service is managed in house and is centralized to ensure the highest level of customer service possible.

Competition

We operate in a highly competitive environment and face competition in each of our product categories. We have numerous competitors of varying sizes, including manufacturers of private-label products, as well as manufacturers of other branded food products, that compete for trade merchandising support and consumer dollars. We compete with large conventional consumer packaged foods companies such as Frito Lay, Inc., a subsidiary of PepsiCo, Inc., The Kellogg Company, ConAgra Foods, Inc., Diamond Foods, Inc., General Mills, Inc. and Snyder’s-Lance, Inc. We also compete directly with smaller, local or regional BFY snack and RTE popcorn companies including Popcorn Indiana and Angie’s as well as private-label RTE popcorn products manufactured by retailers, some of which are our customers. An increasing focus on BFY products in the marketplace will likely increase these competitive pressures within the category in future periods.

Competitive factors in our industry include product quality and taste, brand awareness and loyalty among consumers, product variety, ingredients, interesting or unique product names, innovation of on-trend snacks, product packaging and package design, access to supermarket shelf space, reputation, price, advertising, promotion and nutritional claims. We believe that we currently compete effectively with respect to each of these factors.

Employees

As of June 30, 2015, we had 39 employees, 18 of whom are located in our Austin, Texas headquarters, 6 of whom are in our customer service center in Chicago and 15 of whom are sales personnel throughout the country who work remotely. We are continuing to build our workforce with experienced individuals in order to serve our operations. None of our employees is represented by a labor union with respect to his or her employment with us. We believe our relationship with our employees is satisfactory.

Properties

In February 2015, we entered into a lease effective through March 2024 for approximately 11,000 square feet of office space that houses our principal offices in Austin, Texas. We also have a customer service call center located in Skokie, Illinois that consists of approximately 2,200 square feet and is subject to a lease agreement that expires in August 2017. We believe our facilities are sufficient for our current needs.

Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our primary trademarks include “SKINNYPOP”, “SKINNYPACK”, “THE BIG SKINNY” and “DON’T WORRY BE PAQUI” all of which are registered with the U.S. Patent and Trademark Office. Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products and brands. Certain of our marks are also pending registration in Canada. Our web content and the domain name, www.amplifysnackbrands.com, are owned by us and the content is copyright protected. We also rely on unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Government Regulation

Along with our co-manufacturers, brokers, distributors and ingredients and packaging suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the FTC, the FDA, the USDA, the U.S. Environmental Protection Agency and the Occupational Safety and Health Administration and similar state and local agencies. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. We are also subject to the laws of Canada, including the Canadian Food Inspection Agency, as well as provincial and local regulations.

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our contract co-manufacturers, distributors and suppliers, also are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Geographic Information

For a description of our net sales and long-lived assets by geographic area, see Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See “Risk Factors—Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation”.

MANAGEMENT

Executive Officers, Directors and Founders

The following table provides information regarding our executive officers and directors as of June 30, 2015.

Name	Age	Position
Executive Officers:

Thomas C. Ennis	48	Chief Executive Officer, President and Director
Brian Goldberg	41	Chief Financial Officer
Jason Shiver	42	Senior Vice President of Sales

Non-Employee Directors:

Jeffrey S. Barber(2)(3)	42	Chairman of the Board of Directors
William David Christ II(1)(3)	36	Director
Chris Elshaw(1)(2)(3)	55	Director
John K. Haley(1)(3)	64	Director
Dawn Hudson(2)(3)	57	Director

Founders and Directors:

Andrew S. Friedman	46	Senior Advisor and Director
Pamela L. Netzky	40	Senior Advisor and Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Thomas C. Ennis.    Mr. Ennis has served as our Chief Executive Officer, President, and has been a member of our board of directors since July 2014. From June 2009 to July 2014, Mr. Ennis served as the President and Chief Executive Officer of Oberto Sausage Co., Inc., a company manufacturing meat snacks, doing business as Oberto Brands. From August 2007 to June 2009, Mr. Ennis served as the Vice President of Marketing at Oberto Brands. From 2005 to 2007, Mr. Ennis served as the Vice President of Marketing at Maggiano’s, a Brinker International, Inc. national restaurant chain. From 2003 to 2005, Mr. Ennis was Marketing Director at The Dial Corporation, a personal care and household cleaning product company. From July 1996 to August 1997 and from April 1998 to 2003, Mr. Ennis served in various brand management roles at Unilever United States, Inc. From August 1997 to April 1998, Mr. Ennis worked at Nestle S.A., a food and beverage company. From 2012 to 2014, Mr. Ennis served as a member of the board of directors of Toosum Healthy Foods LLC, a private company manufacturing BFY, all-natural snack bars. Mr. Ennis holds a Bachelor of Arts in History and minor in English from Fordham University and a Master of Business Administration with a concentration in marketing from the University of Texas at Austin.

We believe that Mr. Ennis is qualified to serve as a member of our board of directors because of his previous experience as Chief Executive Officer of a major snack food company and his deep experience and knowledge of the snack food industry.

Brian Goldberg.    Mr. Goldberg has served as our Chief Financial Officer since September 2014. From January 2013 to September 2014, Mr. Goldberg served as the Chief Financial Officer at

Enersciences Holdings, LLC, a company focused on developing technology solutions for the energy industry, and Mr. Goldberg continues to serve on its board of directors. From January 2012 until December 2012, Mr. Goldberg served as the Chief Financial Officer at Badlands Power Fuels, LLC, an environmental services provider. From 2005 to December 2011, Mr. Goldberg served as the Chief Financial Officer and Chief Operating Officer at Sweet Leaf Tea Company, a beverage company. After Sweet Leaf Tea Company was sold to Nestle S.A., Mr. Goldberg was retained by Nestle to manage the integration. From 2004 to 2005, Mr. Goldberg served as Vice President of New Capital Partners, a private equity firm. Mr. Goldberg also serves, and has served on the boards of several private companies, including Rumble Drinks, a company manufacturing pre-packaged shakes, since September 2013; Runa LLC, a beverage company, from October 2012 to September 2014; and Freed Foods, Inc., an organic baby foods company doing business as NurtureMe since June 2011. Mr. Goldberg holds a Bachelor of Science in Management with a major in accounting from Tulane University, a Master of Accountancy with an emphasis in taxation from the University of Georgia, and a Master of Business Administration from The Darden School at The University of Virginia.

Jason Shiver.    Mr. Shiver has served as our Senior Vice President of Sales since July 2014. From May 2013 until July 2014, Mr. Shiver was employed by Precision Capital Group, LLC and served as Vice President of Sales at SkinnyPop. From April 2012 to December 2013, Mr. Shiver served as the General Manager and Senior Vice President of Sales for Rickland Orchards, LLC, a yogurt snack company. From February 2008 to March 2012, Mr. Shiver served as the Senior Vice President of Sales and Marketing at Glutino USA, Inc., a gluten-free snack food company, which was acquired by Boulder Brands, Inc., a diversified food company. From May 2003 to January 2008, Mr. Shiver held several roles at Atkins Nutritionals, Inc., the leader in low-carb foods and beverages, including Vice President of Sales. From September 2001 to May 2003, Mr. Shiver was a Southeast Regional Sales Manager at Acirca, Inc., an organic foods and beverages company. From August 2000 to September 2001, Mr. Shiver was a National Account Manager at Arizona Beverages USA LLC. Mr. Shiver holds a Bachelor of Science in Marketing from University of South Florida.

Non-Employee Directors

Jeffrey S. Barber.    Mr. Barber has served as a member of our board of directors since July 2014, and chairman of the board of directors since April 2015. Mr. Barber joined TA Associates, a leading growth private equity firm, in 2001 and has served as a Managing Director since 2007. Currently, Mr. Barber co-heads TA Associates’ North American Consumer and Healthcare Group and serves or has served on the boards of several public and private companies including, Tectum Holdings, Inc., a vehicle products company, since 2014; Full Sail University, since 2011; the Los Angeles Film School, since 2011; Vatterott College, an educational services company, since 2009; Cath Kidston Ltd, a fashion company, from 2010 to 2015; Dymatize Enterprises LLC, a nutritional supplements company, from December 2010 to February 2014 and Tempur Sealy International, Inc., a publicly-traded mattress company, from 2002 to 2009. Mr. Barber also serves as a Trustee of The Johns Hopkins University, The Buckingham, Brown and Nichols School and the US Lacrosse Foundation. Mr. Barber holds a Bachelor of Arts from Johns Hopkins University and a Masters of Business Administration from Columbia School of Business.

We believe that Mr. Barber is qualified to serve as a member of our board of directors because of his experience as a seasoned investor, a current and former director of many companies, including a public company, and his financial expertise.

William David Christ II.    Mr. Christ has served as a member of our board of directors since July 2014. Mr. Christ joined TA Associates in 2003, where he now serves as a Director, and is primarily focused on investments in the consumer products, retail and restaurant industries. Mr. Christ currently serves or has served on the boards of several private companies including Towne Park, LLC, a hospitality services company from December 2013 to December 2014; Dymatize Enterprises LLC, a nutritional supplements company, from December 2010 to February 2014; Vatterott College, an educational services company, from November 2009 to June 2014; and Microban International Ltd., a branded ingredient company, from October 2008 to December 2011. Mr. Christ holds a Bachelor of Science in Business Administration from Washington and Lee University and a Master of Business Administration from the Tuck School of Business at Dartmouth College.

We believe that Mr. Christ is qualified to serve as a member of our board of directors because of his experience as a current and former director of many companies and his financial expertise.

Chris Elshaw.    Mr. Elshaw has served on our board of directors since May 2015. From May 2009 until February 2014, Mr. Elshaw served as Executive Vice President and Chief Operating Officer of Revlon Inc. and its affiliates, a global cosmetics company. From October 2007 until May 2009, Mr. Elshaw served as Revlon’s Executive Vice President and General Manager, U.S. Region. From July 2002 until October 2007, Mr. Elshaw held several leadership roles within Revlon, including Senior Vice President and Managing Director, Europe, Middle East and Canada. From 1996 until 2002, Mr. Elshaw held several senior general management positions at Bristol-Myers Squibb Company (Clairol Division), a global pharmaceuticals company, including serving as General Manager of the U.K. and Ireland division. From November 2007 until February 2014, Mr. Elshaw served as a board member of the Personal Care Products Council, a cosmetic and personal care products industry association, and from February 2012 to February 2014, served as its Vice Chairman.

We believe that Mr. Elshaw is qualified to serve as a member of our board of directors because of his experience serving in leadership roles at various public companies.

John K. Haley.    Mr. Haley has served on our board of directors since April 2015. Mr. Haley currently serves as a member of the board of directors, a member of the compensation committee and chair of the audit committee at General Growth Properties, Inc., a publicly-traded real estate investment trust, and a member of the board of directors at Bedrock Brands Inc., a consumer products company. Mr. Haley also acts as a consultant, assisting with financial due diligence for private equity firms. From October 2010 to February 2014, Mr. Haley served as a member of the board of directors and chair of the audit committee at Body Central, Corp., a fashion apparel and accessories retailer. From November 2010 to September 2012, Mr. Haley served as a member of the board of directors at JW Childs Acquisition Corporation, a special purpose acquisition company. From 1978 to 2009, Mr. Haley held various positions, including Partner, at Ernst & Young LLP. Mr. Haley has a Bachelor of Science in Business Administration with a concentration in Accounting from Northeastern University.

We believe that Mr. Haley is qualified to serve as a member of our board of directors because of his experience as a current and former director of many companies and his accounting expertise.

Dawn Hudson.    Ms. Hudson has served on our board of directors since October 2014. Since September 2014, Ms. Hudson has been the Chief Marketing Officer of the National Football League, a professional sports league. From March 2009 to September 2014, Ms. Hudson was a Vice-Chairman at The Parthenon Group, a global boutique consulting firm, serving as head of its consumer practice. Between 2002 and 2007, Ms. Hudson held several roles at Pepsi-Cola North America, a multi-national beverage company and division of PepsiCo, Inc., including President and Chief Executive Officer of Pepsi-Cola North America and PepsiCo Food Service from 2005 to 2007. Ms. Hudson also served as Executive Vice President of Sales and Marketing at Frito-Lay North America, Inc., an international snack food company, from 1996 to 1998. Ms. Hudson currently serves as a member of the board of directors, compensation committee and governance committee of Lowes Companies, Inc., a chain of retail home improvement and appliance stores; as a member of the board of directors and audit committee of Nvidia Corp., a visual computing company; and as a member of the board of Interpublic Group of Companies, Inc., a marketing solutions company. From May 2008 to March 2014, Ms. Hudson served on the board of directors of Allergan Inc., a pharmaceutical company, from 2010 to 2012, Ms. Hudson served on the board of PF Chang’s China Bistro, Inc., a restaurant chain, and from 2008 to 2010, she served as Chairman of the board of the Ladies Professional Golf Association, a professional golfing organization. Ms. Hudson holds a Bachelor of Arts from Dartmouth College.

We believe that Ms. Hudson is qualified to serve as a member of our board of directors because of her experience as a current and former director of many companies, including public companies, her experience as a chief executive officer and her knowledge of the snack food industry.

Founders and Directors

Andrew S. Friedman.    Mr. Friedman is our founder and has served as our Senior Advisor and on our board of directors since July 2014. From August 2010 to July 2014, Mr. Friedman served as the Chief Executive Officer of SkinnyPop Popcorn LLC, our Predecessor. From 2008 to 2010, Mr. Friedman co-founded and served as Chief Executive Officer of Wells Street Popcorn, LLC, a retail popcorn company. Mr. Friedman holds a Bachelor of Arts in Organizational Management from the University of Michigan and a Master of Business Administration with a major in Finance from The Wharton School of the University of Pennsylvania.

We believe that Mr. Friedman is qualified to serve as a member of our board of directors because of his experience and perspective as our founder and former Chief Executive Officer of our Predecessor.

Pamela L. Netzky.    Ms. Netzky is our founder and served as our Senior Advisor and on our board of directors since July 2014. From August 2010 to July 2014, Mr. Netzky also served as the President of SkinnyPop Popcorn LLC, our Predecessor. From 2008 to 2010, Ms. Netzky co-founded and served as the Chief Operating Officer of Wells Street Popcorn, LLC, a retail popcorn company. Ms. Netzky holds a Bachelor of Arts in Communications from DePaul University.

We believe that Ms. Netzky is qualified to serve as a member of our board of directors because of her experience and perspective as our founder and former President of our Predecessor.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

The members of the board of directors and the officers of the Company also constitute all of the members of the board of managers and all of the officers of Topco. Topco will be liquidated in connection with the Corporate Reorganization in connection with this offering. See “Corporate Reorganization”.

Other Employees

Our management team also includes Matt McQuinn, Vice President of Marketing, who has 21 years of experience and previously held positions with General Mills and Accenture and Steve Galinski, Vice President of Supply Chain, who has 25 years of experience and previously held positions with CSM Bakery Products, Atkins, Fiji Water, Danone and Roadtex LTL.

Codes of Business Conduct and Ethics

Prior to the consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering. Our board of directors will consist of eight directors, five of whom will qualify as “independent” under the NYSE listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the consummation of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Christ and Elshaw and Ms. Netzky, and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be Mr. Friedman and Ms. Hudson, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be Messrs. Barber, Ennis and Haley, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Under our stockholders agreement, TA Associates will have the right to designate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares. Our stockholders agreement provides that the initial board members designated by TA Associates shall be Messrs. Barber and Christ, and one vacancy. For more information regarding our stockholders agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement”.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations,

our board of directors has determined that Messrs. Elshaw, Haley, Barber and Christ and Ms. Hudson do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “—Non-Employee Director Compensation” and “Certain Relationships and Related Party Transactions”.

Committees of the Board of Directors

Our board of directors has established or will establish, effective prior to the consummation of this offering, an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Immediately following the consummation of this offering, our audit committee will consist of Messrs. Christ, Elshaw and Haley. Mr. Haley will serve as chairman of the audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have three members of the audit committee. Subject to phase-in rules, the NYSE and Rule 10A-3 of the Exchange Act requires that the audit committee of a listed company be comprised solely of independent directors. Because we are approved to list our securities on the NYSE in connection with this offering, we have twelve months from the date our securities are first listed on the NYSE to comply with the audit committee independence requirements. Mr. Christ, who is not an independent director for audit committee purposes, will serve on the audit committee until an additional independent director is appointed. The other members named in this committee are independent.

In addition, our board of directors has determined that Mr. Haley is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the 1933 Securities Act, as amended, or the Securities Act.

Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the consummation of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NYSE.

Compensation Committee

Immediately following the consummation of this offering, our compensation committee will consist of Messrs. Barber, Elshaw and Ms. Hudson, with Ms. Hudson serving as Chairperson. The composition of our compensation committee meets the requirements for independence under the NYSE listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, or the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the consummation of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NYSE.

Nominating and Governance Committee

Immediately following the consummation of this offering, our nominating and governance committee will consist of Messrs. Barber, Christ, Elshaw and Haley and Ms. Hudson, with Mr. Christ serving as Chairman. The composition of our nominating and governance committee meets the requirements for independence under the NYSE listing standards and SEC rules and regulations. Our nominating and governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and governance committee will operate under a written charter, to be effective prior to the consummation of this offering that satisfies the applicable listing requirements and rules of the NYSE.

Risk Oversight

Our board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of our risks. Our board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the board of directors is responsible for overseeing the management of risks relating to our employee compensation plans and the audit committee of the board of directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risk.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Jeffrey S. Barber, member of our compensation committee, is affiliated with TA Associates. In July 2014, investment funds managed by TA Associates acquired a controlling interest in our parent company, Topco. Certain of our stockholders, including TA Associates, will be parties to our registration rights agreement and are entitled to specified registration rights thereunder. We also intend to enter into our stockholders agreement with TA Associates in connection with this offering. We have described each of these transactions in more detail under the section captioned “Certain Relationships and Related Party Transactions”.

Non-Employee Director Compensation

Prior to this offering, we did not have a formal policy or plan under which to make equity award grants or to pay cash retainers to our non-employee directors. Non-employee directors who were not affiliated with TA Associates generally received a cash fee of $15,000 for every meeting attended in person and $5,000 for every meeting attended telephonically, as well as an initial equity grant of 288,812.70 Class C-1 units of Topco. Employee directors did not receive additional compensation for service as a member of our board of directors.

In connection with the Corporate Reorganization, each Class C-1 unit granted under the TA Topco 1, LLC 2014 Equity Incentive Plan, or the 2014 Plan, to our directors will be converted into the corresponding number of shares of common stock and/or restricted stock of Amplify Snack Brands, Inc., which will be granted under our 2015 Plan. The portion of the outstanding Class C-1 units that have vested as of the time of the Corporate Reorganization will be converted into shares of common stock and the remaining portion of unvested outstanding Class C-1 units will be converted into shares of restricted stock. As a result, we will grant shares of common stock and restricted stock to our directors on this basis in connection with the Corporate Reorganization. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C-1 units from which such shares were converted. See “Corporate Reorganization”. The number of shares of restricted stock and common stock to be issued to our 2014 directors (other than Messrs. Ennis and Friedman and Ms. Netzky) in connection with the Corporate Reorganization are set forth in the table below. The shares of common stock and restricted stock that will be granted to Messrs. Ennis and Friedman and Ms. Netzky are presented in “Executive Compensation—Treatment of Equity Interests in the Corporate Reorganization”.

Name	Number of Class C-1 Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock
Jeffrey S. Barber	—	—	—
William D. Christ	—	—	—
Frank Doyle(1)	288,812.70	178,662	—
James Hart(2)	—	—	—
Dawn Hudson(3)	288,812.70	178,662	—

(1)	Mr. Doyle was appointed to our board of directors on October 1, 2014 and resigned on December 16, 2014.
(2)	Mr. Hart was appointed to our board of directors on July 14, 2014 and resigned on March 25, 2015.
(3)	Ms. Hudson was appointed to our Board on October 1, 2014.

In July 2015, our board of directors adopted a non-employee director compensation policy, to be effective as of the completion of this offering, that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber non-employee directors. Under this policy, all non-employee directors will be paid cash compensation as set forth below:

Board of Directors	Annual Retainer
All non-employee members	$55,000

Additional Annual Retainers
Chairperson of the board of directors	$35,000
Audit Committee Chairperson	$15,000
Audit Committee member	$2,500
Compensation Committee Chairperson	$10,000
Compensation Committee member	$2,500
Nominating and Corporate Governance Committee Chairperson	$5,000
Nominating and Corporate Governance Committee member	$2,500

In addition, under the policy, we will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending board of directors or committee meetings.

Director Compensation Table—2014

The following table presents the total compensation for each person who served as a member of our board of directors during the year ended December 31, 2014. Thomas Ennis, who is our Chief Executive Officer, as well as Andrew Friedman and Pamela Netzky, our Senior Advisors, were employees during fiscal year 2014 and received no additional compensation for their services as members of our Board. The compensation received by Messrs. Ennis and Friedman and Ms. Netzky, as Named Executive Officers of the Company is presented in “Executive Compensation—Summary Compensation Table—2014”. The table below assumes the completion of the Corporate Reorganization prior to the consummation of this offering.

Director Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Jeffrey S. Barber	—	—	—
William D. Christ	—	—	—
Frank Doyle	15,000	274,372(3)	289,372
James Hart	—	—	—
Dawn Hudson	15,000	274,372(3)	289,372

(1)	Each director other than Ms. Hudson and Mr. Doyle was appointed to the board of directors on July 14, 2014, in connection with the Sponsor Acquisition. Messrs. Barber, Christ and Hart were affiliated with TA Associates. Assuming the consummation of the Corporate Reorganization, as of December 31, 2014, Mr. Doyle and Ms. Hudson each had 178,662 shares of restricted stock outstanding and Messrs. Barber, Christ and Hart each had 0 shares of restricted stock outstanding.
(2)	The amounts reported in the Stock Awards column represent the aggregate grant date fair value of equity-based compensation granted to the non-employee members of our board of directors during the year ended December 31, 2014 as computed in accordance with FASB ASC Topic 718. Pursuant to SEC rules, these amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the aggregate grant date fair value of shares reported in the Stock Awards column are set forth in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these shares and do not correspond to the actual economic value that may be received by the non-employee members of our board of directors for the shares.
(3)	The shares of restricted stock vest 25% on December 2, 2015, and thereafter, 2.0833% on the final day of each of the following 36 months, subject to the non-employee director’s continued service to the Company through each applicable vesting date. Upon a termination of his or her service relationship by the Company, all unvested shares will be forfeited and all vested shares may be repurchased by the Company. In the event of a “sale of the Company” (as defined in each non-employee director’s award agreement), all unvested shares will be fully vested.

EXECUTIVE COMPENSATION

Summary Compensation Table—2014

The following table presents information regarding the compensation awarded to, earned by, and paid to each individual who served as our principal executive officer and the two most highly-compensated executive officers (other than the principal executive officer) who were serving as executive officers at the end of the year ended December 31, 2014. All of these individuals are collectively referred to as our Named Executive Officers.

Name and Principal Position	Year	Salary($)	Bonus($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Current Named Executive Officers:

Thomas Ennis Chief Executive Officer	2014	310,213	420,000	(2)	3,499,314	—		50,100	(3)	4,279,627
Brian Goldberg Chief Financial Officer	2014	87,500	400,000	(4)	1,544,814	—		3,900	(5)	2,036,214
Jason Shiver Senior Vice President of Sales	2014	154,006	70,000	(6)	1,235,852	50,000	(7)	6,000	(5)	1,515,858

Former Executive Officers:

Andrew Friedman(8) Senior Advisor and Former Chief Executive Officer	2014	355,769	750,000	(9)	—	—		323,627	(10)	1,429,396
Pamela Netzky(8) Senior Advisor and Former President	2014	355,769	750,000	(9)	—	—		323,627	(10)	1,429,396

(1)	The amounts reported in the Stock Awards column represent the aggregate grant date fair value of the equity-based compensation granted to the Named Executive Officers as computed in accordance with FASB ASC Topic 718, and assuming the consummation of the Corporate Reorganization. Pursuant to SEC rules, these amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in calculating the aggregate grant date fair value of the shares reported in the Stock Awards column are set forth in Note 14 to the audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these shares and do not correspond to the actual economic value that may be received by the Named Executive Officers for the shares.
(2)	Mr. Ennis received a one-time signing bonus equal to $420,000. If, within the first anniversary of employment with Topco, Mr. Ennis is terminated by Topco for “cause” (as defined in his employment agreement, as discussed in “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Arrangements” below) or he voluntarily resigns from Topco without “good reason” (as defined in his employment agreement, as discussed in “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Arrangements” below), then Mr. Ennis must repay to Topco the full amount of the signing bonus.
(3)	The amount includes reimbursements by Topco for temporary housing, travel and relocation expenses, as well as reimbursements by Topco for automobile-related expenses and mobile telephone charges.
(4)	Mr. Goldberg is entitled to a one-time signing bonus equal to $400,000; $175,000 of which was paid in October 2014 and $225,000 of which was paid in January 2015. If Mr. Goldberg is terminated by Topco for “cause” (as defined in his employment agreement, as discussed in “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Arrangements” below) or he voluntarily resigns from Topco without “good reason” (as defined in his employment agreement, as discussed in “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Arrangements” below), (i) after December 31, 2014 but on or before March 31, 2015, then Mr. Goldberg must repay to Topco $225,000; (ii) after March 31, 2015 but on or before June 30, 2015, then Mr. Goldberg must repay to Topco $150,000; or (iii) after June 30, 2015 but on or before September 30, 2015, then Mr. Goldberg must repay to Topco $75,000.
(5)	The amount includes reimbursements by Topco for automobile-related expenses and mobile telephone charges.
(6)	Mr. Shiver received a one-time signing bonus equal to $70,000. If, within the first anniversary of employment with Topco, Mr. Shiver is terminated by Topco for “cause” (as defined in his employment agreement, as discussed in “Executive Compensation—Employment Agreements and Terminations of Employment and Change in Control Arrangements” below) or he voluntarily resigns from Topco without “good reason” (as defined in his employment agreement, as discussed in “Executive Compensation—Employment and Termination of Employment and Change in Control Agreements Arrangements” below), then Mr. Shiver must repay to Topco the full amount of the signing bonus.

(7)	Pursuant to Mr. Shiver’s employment agreement, Mr. Shiver was entitled to earn a bonus for the period commencing on July 17, 2014 and ending December 31, 2014 based on Topco’s EBITDA for 2014.
(8)	Mr. Friedman and Ms. Netzky served as Chief Executive Officer and President, respectively, of our Predecessor during fiscal year 2014 until they became Senior Advisors to SkinnyPop Popcorn LLC following the Sponsor Acquisition in July 2014. Ms. Netzky served in a capacity similar to Mr. Friedman prior to July 2014.
(9)	Mr. Friedman and Ms. Netzky may each receive an additional bonus compensation amount of up to $10 million, based on various contribution margin metrics in fiscal year 2015, and subject to their continued employment though fiscal year 2015. In December 2014, Mr. Friedman and Ms. Netzky each received an advancement of $750,000 of the compensation amount. SkinnyPop Popcorn LLC has no clawback or similar right with respect to the advanced compensation amount and neither Mr. Friedman nor Ms. Netzky has any obligation to repay such amount to SkinnyPop Popcorn LLC under any circumstances.
(10)	The amount includes tax gross-ups for the advancement of compensation received in December 2014.

Employment Agreements and Termination of Employment and Change in Control Arrangements

We initially entered into employment agreements with each of our named executive officers in connection with the Sponsor Acquisition or his initial employment with us, if later (collectively, the “Prior Agreements”), which are summarized below, and intend to replace the Prior Agreements for Messrs. Ennis, Goldberg and Shiver with new employment agreements, as further described below, in connection with our initial public offering. These new employment agreements set forth the terms and conditions of employment of each named executive officer, including initial base salary, target annual bonus opportunity and standard employee benefit plan participation. These new employment agreements also contain provisions that provide for certain payments and benefits in the event of a termination of employment. Mr. Friedman and Ms. Netzky will not enter into new employment agreements in connection with this offering and their Prior Agreements will terminate on December 31, 2015.

New Employment Agreements for Thomas Ennis, Brian Goldberg and Jason Shiver

In July 2015, we will enter into new employment agreements with each of Messrs. Ennis, Goldberg and Shiver, effective as of the completion of this offering, pursuant to which they will continue to serve as our Chief Executive Officer, Chief Financial Officer and Senior Vice President of Sales, respectively. The terms of the new employment agreements are substantially similar to each other and provide for at-will employment. The agreements also set forth initial base salaries of $500,000, $300,000 and $250,000 for Messrs. Ennis, Goldberg and Shiver, respectively, annual target bonuses of 50% of each executive’s applicable base salary, eligibility to participate in benefit plans generally and reimbursement of up to $1,100 per month for automobile-related expenses and mobile telephone charges.

Involuntary Termination of Employment

Pursuant to the new employment agreements, in the event the applicable executive is terminated by us without “cause” (as defined in the agreement) or he resigns for “good reason” (as defined in the agreement), subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, the executive will be entitled to (i) a cash severance equal to 100% of his base salary (payable in 12 equal installments) and (ii) up to 12 monthly cash payments equal to our monthly contribution for health insurance for the executive.

Involuntary Termination of Employment in Connection with a Change in Control

In the event an executive is terminated by us without cause or he resigns for good reason, each within 24 months following a change in control, subject to the delivery of a fully effective release of claims and continued compliance with applicable restrictive covenants, the executive will not be entitled to the severance benefits described above, but will instead be entitled to the following: (i) a cash severance equal to 200% of his base salary (payable in 24 equal installments), (ii) up to 24 monthly cash payments equal to our monthly contribution for health insurance for the executive and (iii) full accelerated vesting of all outstanding and unvested equity awards of the Company held by the executives.

The payments and benefits provided under the new employment agreements in connection with a change in control may not be eligible for federal income tax deduction for the Company pursuant to Section 280G of the Internal Revenue Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Internal Revenue Code. If the payments or benefits payable to each executive in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

Pursuant to the new employment agreements, each of Messrs. Ennis, Goldberg and Shiver will be subject to standard perpetual confidentiality and nondisclosure, assignment of IP work product and 18-month post-termination noncompetition and non-solicitation of employees, independent contractors and customers covenants.

Change in Control

The new employment agreements also provide that in the event of a change in control where the parties thereto do not provide for the assumption, continuation or substitution of equity awards of the Company, any and all outstanding and unvested equity awards held by the applicable executive with vesting, conditions or restrictions that are solely time-based will become fully vested as of the effective time of the change in control.

Prior Agreements

Thomas Ennis

On July 17, 2014, Topco entered into an employment agreement with Mr. Ennis for the position of Chief Executive Officer. The employment agreement provides for his at-will employment and sets forth his initial annual base salary of $500,000; his annual target bonus of $250,000 (effective January 1, 2015) based on the achievement of certain net revenue and EBITDA goals for 2015 as determined by the Company’s board of directors; his one-time signing bonus of $420,000 that was subject to full repayment if Topco terminates him for “cause” (as defined in the employment agreement) or he voluntarily resigns without “good reason” (as defined in the employment agreement) within the first year of employment; his one-time retention bonus of $415,000 that was payable upon the earlier of (i) Mr. Ennis’ completion of his first year of employment with Topco and (ii) upon a termination by Topco without cause; his reimbursements for temporary housing, travel and moving expenses through August 30, 2015 (up to $4,000 per month for temporary housing, up to 10 business class round-trip airline tickets per calendar quarter for travel to Topco’s headquarters and up to $25,000 for moving); his reimbursements for automobile-related expenses and mobile telephone charges up to a monthly aggregate cap of $1,100; his initial equity grants of our Class C-1 and Class C-2 units; his right to purchase our Class A and Class B units under certain circumstances; and his eligibility to participate in our benefit plans generally. Mr. Ennis was also subject to standard perpetual confidentiality and nondisclosure, assigning of IP work product and 18-month post-termination noncompetition and non-solicitation of employees, independent contractors and customers covenants.

In the event that Mr. Ennis’ employment was terminated by Topco without cause or he resigned for good reason, subject to his delivery of a fully effective release of claims, he was entitled to cash severance equal to twelve months of his then-current base salary (payable over twelve months) plus a monthly payment equal to Mr. Ennis’ COBRA premium for twelve months. Mr. Ennis’ equity awards were also subject to certain acceleration of vesting provisions, pursuant to his equity award agreements, as discussed in “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End Table—2014” below.

Brian Goldberg

On September 2, 2014, Topco entered into an employment agreement with Mr. Goldberg for the position of Chief Financial Officer. The employment agreement provided for his at-will employment and sets forth his initial base salary of $300,000; his annual target bonus equal to 50% of his base salary (effective January 1, 2015) based on the achievement of certain net revenue and EBITDA goals for 2015 as determined by the Company’s board of directors; his one-time signing bonus of up to $400,000 (of which, $100,000 was used to purchase Class A units, $75,000 was be paid within 30 days of Mr. Goldberg’s start date and $225,000 was paid in January 2015); his reimbursements for automobile-related expenses and mobile telephone charges up to a monthly aggregate cap of up to $1,100; his initial equity grants of our Class C-1 and Class C-2 units; his eligibility to purchase our Class A and Class B units under certain circumstances; and his eligibility to participate in our benefit plans generally. Mr. Goldberg’s signing bonus was subject to repayment as follows: (i) if he was terminated by Topco for “cause” (as defined in the employment agreement) or he voluntarily resigned without “good reason” (as defined in the employment agreement) after March 31, 2015 but on or before June 30, 2015, he must repay to Topco $150,000 and (ii) if he was terminated by Topco for cause or he voluntarily resigned without good reason after June 30, 2015 but on or before September 30, 2015, he must repay to Topco $75,000. Mr. Goldberg was also subject to standard perpetual confidentiality and nondisclosure, assignment of IP work product and 18-month post-termination noncompetition and non-solicitation of employees, independent contractors and customers covenants.

In the event that Mr. Goldberg’s employment was terminated by Topco without cause or he resigned for good reason, and subject to his delivery of a fully effective release of claims, he was entitled to cash severance equal to twelve months of his then-current base salary (payable over twelve months) plus a monthly payment equal to Mr. Goldberg’s COBRA premiums for twelve months.

Jason Shiver

On July 17, 2014, Topco entered into an employment agreement with Mr. Shiver for the position of Senior Vice President of Sales. The employment agreement provided for his at-will employment and sets forth his initial base salary of $250,000; his annual target bonus of $125,000 (effective January 1, 2015) based on the achievement of certain net revenue and EBITDA goals for 2015 as determined by the Company’s board of directors; his one-time signing bonus of $70,000 that was subject to full repayment if Topco terminated him for “cause” (as defined in the employment agreement) or he voluntarily resigned without “good reason” (as defined in the employment agreement) within the first year of employment; his reimbursements for automobile-related expenses and mobile telephone charges up to a monthly aggregate cap of up to $1,100; his initial equity grants of our Class C-1 and Class C-2 units; and his eligibility to participate in our benefit plans generally. Mr. Shiver was also subject to standard perpetual confidentiality and nondisclosure, assignment of IP work product and 18-month post-termination noncompetition and non-solicitation of employees, independent contractors and customers covenants.

In the event that Mr. Shiver’s employment was terminated by Topco without cause or he resigned for good reason, and subject to his delivery of a fully effective release of claims, he was entitled to cash severance equal to twelve months of his then-current base salary (payable over twelve months) plus a monthly payment equal to Mr. Shiver’s COBRA premiums for twelve months.

Employment with Precision Capital Group, LLC

Prior to July 17, 2014, Mr. Shiver was employed by Precision Capital Group, LLC, which provided business consulting services to Topco, including, but not limited to, servicing vendor contracts, providing operational support and assisting Topco in sales and marketing operations. As part of Precision Capital Group, LLC, Mr. Shiver helped to provide such business consulting services to Topco and assisted with the Sponsor Acquisition. While at Precision Capital Group, LLC, Mr. Shiver was paid a salary, as well as bonuses, by Precision Capital Group, LLC. Further information regarding Precision Capital Group, LLC can be found in “Certain Relationships and Related Party Transactions—Precision Capital Group LLC Consulting Services Agreements”.

Andrew Friedman and Pamela Netzky

Prior to July 17, 2014, Mr. Friedman and Ms. Netzky served as our Chief Executive Officer and President, respectively. On July 17, 2014, TA Midco 1, LLC (now known as SkinnyPop Popcorn LLC) entered into an employment agreement with each of Mr. Friedman and Ms. Netzky for the position of Senior Advisor. The terms of the agreements are until December 31, 2015, unless terminated earlier. The employment agreements set forth each executive’s initial annual base salary of $200,000 and eligibility to participate in our benefit plans generally. The employment agreements also provide for each executive’s eligibility to receive a cash payment of up to $10 million (the “cash payment”), based on achievement by SkinnyPop Popcorn LLC of certain contribution margin metrics during the period commencing on January 1, 2015 and ending on December 31, 2015. Furthermore, in connection with the payments, SkinnyPop Popcorn LLC will provide each executive with an additional tax benefit equal to (i) in the case of the taxable year in which the cash payment is paid or any subsequent taxable year, the net excess (if any) of (A) the taxes that would have been paid by SkinnyPop Popcorn LLC in respect of such taxable year calculated without taking into account the payment of the cash payment over (B) the actual taxes payable by SkinnyPop Popcorn LLC in respect of such taxable year and (ii) in the case of any taxable year prior to the year in which the cash payment is paid, the amount of any tax refund resulting from carrying back any operating losses to the extent attributable to the cash payment. Mr. Friedman and Ms. Netzky are each also subject to standard perpetual confidentiality and nondisclosure and assignment of intellectual property work product covenants, as well as noncompetition and non-solicitation of employees, independent contractors and customers covenants through the later of (1) seven years after the Sponsor Acquisition and (2) 18 months after Mr. Friedman or Ms. Netzky, as applicable, ceases to provide services to SkinnyPop Popcorn LLC. On December 23, 2014, Mr. Friedman and Ms. Netzky each entered into an agreement with SkinnyPop Popcorn LLC, pursuant to which each executive received an advancement of $750,000 of the cash payment. The agreements do not subject Mr. Friedman or Ms. Netzky to any clawback provisions with respect to the advanced cash payment and neither executive has any obligation to repay such amount to SkinnyPop Popcorn LLC under any circumstances.

For each of Mr. Friedman and Ms. Netzky, in the event of a termination due to death, by SkinnyPop Popcorn LLC without cause or by the executive for good reason, and subject to his or her, as applicable, delivery of a fully effective release of claims, the executive will be entitled to continued base salary through December 31, 2015 (paid in accordance with SkinnyPop Popcorn LLC’s standard payroll procedures) and a monthly payment equal to the executive’s COBRA premium through December 31, 2015. In addition, each executive will remain eligible to receive the cash payment as if he or she were still employed by SkinnyPop Popcorn LLC.

Treatment of Equity Interests in the Corporate Reorganization

In connection with the Corporate Reorganization, outstanding Class C units granted under our 2014 Plan will be converted into shares of common stock and restricted stock of Amplify Snack

Brands, Inc., which will be granted under our 2015 Plan. The portion of the outstanding Class C units that have vested as of the time of the Corporate Reorganization will be converted into shares of common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of restricted stock. As a result, we will issue shares of common stock and restricted stock to our Named Executive Officers in connection with the Corporate Reorganization. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares were converted. See “Corporate Reorganization”. The number of shares of restricted stock and common stock to be issued to our Named Executive Officers in connection with the Corporate Reorganization is set forth in the table below.

Name	Number of Class C Units	Number of Shares of Restricted Stock	Number of Shares of Common Stock

Current Named Executive Officers:
Thomas Ennis	5,558,873.70	2,185,262	728,421
Brian Goldberg	2,798,236.38	1,402,836	—
Jason Shiver	2,238,589.10	841,702	280,567

Former Named Executive Officers:
Andrew Friedman	—	—	—
Pamela Netzky	—	—	—

Outstanding Equity Awards at Fiscal Year-End Table—2014

The following table summarizes, for each of the Named Executive Officers, the outstanding shares of restricted stock held by our Named Executive Officers as of December 31, 2014. The table assumes the completion of the Corporate Reorganization prior to the consummation of this offering and the conversion of outstanding Class C units as described above.

	Stock Awards(1)
Name	Number of Shares or Units of Stock that Have Not Vested(#)		Market Value of Shares or Units of Stock that Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)

Current Named Executive Officers:
Thomas Ennis	2,185,262	(2)	$32,778,930	—	—
Brian Goldberg	1,402,836	(2)	$21,042,540	—	—
Jason Shiver	841,702	(2)	$12,625,530	—	—

Former Named Executive Officers:
Andrew Friedman	—		—	—	—
Pamela Netzky	—		—	—	—

(1)	Assumes an initial public offering price of $15.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
(2)	The shares of restricted stock vest 25% on the first anniversary of the vesting reference date (July 7, 2014 for Mr. Ennis, July 17, 2014 for Mr. Shiver and September 15, 2014 for Mr. Goldberg), and thereafter, 2.0833% on the final day of each of the following 36 months, subject to the Named Executive Officer’s continued employment with Topco through each applicable vesting date. Upon a termination by Topco without “cause” (as defined in the Named Executive Officer’s award agreement), all unvested shares will be forfeited and all vested shares may be repurchased by Topco. For Mr. Ennis only, in the event of a “sale of the Company” (as defined in Mr. Ennis’ award agreement), all unvested shares will be fully vested.

In connection with this offering, we will pay the Performance Bonus Payments of $500,000, $350,000 and $300,000 to Messrs. Ennis, Goldberg and Shiver, respectively, and $350,000 to be allocated to other employees, to be paid upon the consummation of this offering. We determined that these Performance Bonus Payments were warranted based on the exceptional leadership of each of Messrs. Ennis, Goldberg and Shiver, who drove the Company’s continued growth trajectory during 2015 while also preparing the Company for this offering. The board of directors reviewed the efforts of these individuals during this time period and determined their performance, in this unique situation, to be above and beyond what was expected as part of their existing employment arrangements. As such, the board of directors approved these one-time, transaction related bonuses, which were derived based on a calculation of one times the base salary for Mr. Ennis and one times the base salary plus $50,000 for Messrs. Goldberg and Shiver. The board of directors also approved a $350,000 transaction bonus pool that will be paid to the non-executive leadership team and general employee base, in recognition of related and similar extraordinary efforts, to be paid upon the consummation of this offering.

Employee Benefit and Stock Plans

2015 Stock Option and Incentive Plan

Our 2015 Stock Option and Incentive Plan, or our 2015 Plan, was adopted by our board of directors and approved by our stockholders in July 2015 and will become effective immediately prior to the consummation of this offering. The 2015 Plan will replace the 2014 Plan, as our board of directors has determined not to make additional awards under that plan following the consummation of this offering. The 2015 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, non-employee directors and consultants.

We have initially reserved 13,050,000 shares of our common stock for the issuance of awards under the 2015 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2015 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, expire or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of common stock available for issuance under the 2015 Plan. Notwithstanding the foregoing, shares tendered or held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding and shares that are subject to a stock appreciation right and that are not issued upon settlement thereof will not be added back to the shares available for issuance under the 2015 Plan.

Stock options and stock appreciation rights with respect to no more than 750,000 shares of common stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one “covered employee” during a performance cycle under the 2015 Plan is 750,000 shares of common stock or $10 million in the case of cash-based performance awards. The maximum number of shares that may be issued as incentive stock options may not exceed 13,050,000 shares. The value of all awards awarded under the 2015 Plan, plus all other cash compensation paid by us to any non-employee director in any calendar year will not exceed $500,000. For purposes of this limitation, the value of any award will be its grant date fair value, as determined in accordance with FASB ASC 718 but excluding the impact of estimated forfeitures related to service-based vesting provisions.

The 2015 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, to accelerate vesting of awards upon certain termination events or a change of control, to extend the exercisability of options, to interpret provisions and adopt rules and guidelines, and to determine and modify from time to time the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full-or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation committee in its discretion.

The 2015 Plan permits the granting of both (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. In the event an incentive stock option is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of us or any parent or subsidiary corporation, or a 10% owner, the option exercise price of such option may not be less than 110% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant (five years in the case of an incentive stock option held by a 10% owner). Our compensation committee will determine at what time or times each option may be exercised. To the extent required for incentive stock option treatment under Section 422 of the Code, the aggregate fair market value (determined as of the time of grant) of the shares of stock with respect to which incentive stock options become exercisable for the first time by an optionee during any calendar year must not exceed $100,000. To the extent that any stock option exceeds this limit, it will constitute a nonqualified stock option.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash to the extent provided in an award agreement, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of fair market value of the common stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2015 Plan. Unrestricted common stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to the results of a peer group. Our compensation committee is permitted to adjust the calculation of performance goals to exclude unusual or infrequently occurring items, including asset write-downs, litigation, changes in tax law and accounting principles, accruals for reorganizations, acquisitions, divestitures, annual incentive payments and capital changes.

The 2015 Plan provides that upon the effectiveness of a “sale event”, as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all unvested awards granted under the 2015 Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2015 Plan require the approval of our stockholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of stockholder approval of the 2015 Plan. No awards under the 2015 Plan have been made prior to the date hereof.

TA Topco 1, LLC Equity Incentive Plan

Our 2014 Plan was adopted by our board of directors and approved by our stockholders in July 2014. As of December 31, 2014, 12,526,604 Class C units were outstanding under the 2014 Plan. In the event that any outstanding awards under the 2014 Plan were forfeited, cancelled, reacquired by Topco prior to vesting or otherwise terminated, the number of units underlying such award became available for grant under the 2014 Plan. Our board of directors has determined not to grant any further awards under the 2014 Plan after the completion of Corporate Reorganization and the offering. Following the consummation of the Corporate Reorganization, we expect to make future awards under the 2015 Plan.

Our employees, officers, directors, manager and consultants, as well as employees, officers, directors, managers and consultants of our subsidiaries, were eligible to participate in the 2014 Plan.

Our board of directors administered the 2014 Plan. The plan administrator had the authority to select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2014 Plan.

Units granted were subject to the terms and conditions of Topco’s Amended and Restated Limited Liability Company Agreement, or the LLC Agreement, as well as the terms and conditions of the 2014 Plan.

In the event of “sale event” (as defined in the LLC Agreement), the 2014 Plan provided that each unvested unit would be immediately forfeited, unless such units were assumed, continued or substituted with a comparable award by our successor company or its parent. In the event that the unvested units terminated in connection with a transaction, Topco may have provided each unit holder with a cash payment equal to the fair market value of a unit multiplied by the number of units.

Subject to any additional transfer restrictions set forth in the LLC Agreement, units granted under the 2014 Plan could not be sold, exchanged, transferred, assigned, distributed, pledged or otherwise disposed of or encumbered without the prior consent of the plan administrator.

The board of directors had the authority to amend or modify the 2014 Plan at any time; provided, that any amendment that adversely affected rights under any outstanding award would have required consent by the holder of such award.

The 2014 Plan will terminate upon the consummation of the Corporate Reorganization and we do not expect to make any additional grants under our 2014 Plan upon adoption of the 2015 Plan in connection with the Corporate Reorganization.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in “Management” and “Executive Compensation” and the registration rights described in “Description of Capital Stock—Registration Rights”, the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

The Sponsor Acquisition

In July 2014, investment funds managed by TA Associates acquired a controlling interest in our parent company, Topco, for an aggregate purchase price of approximately $320 million which was paid in a combination of cash and equity. At the time of the Sponsor Acquisition, TA Associates and the other members of Topco entered into the LLC Agreement setting forth the nature of each investor’s ownership interests in Topco and governing the election of managers, rights to participate in future financings, transfers of equity interests, rights to distributions, indemnification of specified persons, voting rights and approval requirements for specified corporate actions.

In connection with the Sponsor Acquisition, the following occurred:

•	We entered into employment agreements with the Founders, which include the Founder Contingent Compensation. See “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Agreements”.

•	We entered into a Transition Services Agreement with Precision Capital Group, LLC, which held equity interests in SkinnyPop Popcorn LLC prior to the Sponsor Acquisition and which continues to hold equity interests in Topco, to provide us with sales and related services.

Concurrently with the Sponsor Acquisition, specified current and former managers and executive officers invested in Topco through an investment of new money and/or a contribution and rollover of previously held equity interests in our company. Upon the consummation of this offering, such interest will represent the following numbers of shares of common stock.

Name	Shares(1)
Jason Shiver	104,353
Andrew Friedman	3,208,780
Pamela Netzky	3,208,780

(1)	Assumes an initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

On December 23, 2014, we amended our existing credit facility in order to permit additional borrowing thereunder in an amount equal to $50 million. Immediately thereafter, our company used the proceeds from such additional borrowing to make a $1.5 million prepayment of our Founder Contingent Compensation obligations and distributed the remaining proceeds to its parent, which subsequently distributed such proceeds to Topco, which subsequently distributed such proceeds to Topco’s members in accordance with the LLC Agreement.

The December 2014 Special Dividend

In December 2014, SkinnyPop made a distribution of $59.8 million to us and we distributed it to our parent, Topco, which subsequently distributed such proceeds to its unit holders. We refer to this distribution as the December 2014 Special Dividend. The December 2014 Special Dividend was paid in order to provide a return on investment and liquidity to our equityholders and was not used to pay any part of the consideration of the Sponsor Acquisition. We paid for the December 2014 Special Dividend, in part, with the proceeds from borrowings under the Second Amended Credit Facility. For more information on the Credit Facility and the amendments thereto, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness”.

The May 2015 Special Dividend

In May 2015, SkinnyPop made a distribution of $22.3 million to us which we distributed to our parent, Topco, which subsequently distributed such proceeds to its unit holders according to the terms of Topco’s Amended and Restated Limited Liability Agreement. We refer to this distribution as the May 2015 Special Dividend. The May 2015 Special Dividend was paid in order to provide a return on investment and liquidity to our equityholders and was not used to pay any part of the consideration of the Sponsor Acquisition. We paid for the May 2015 Special Dividend with the proceeds from borrowings under the Third Amended Credit Facility. For more information on the Credit Facility and the amendments thereto, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness”.

The board of directors considered a number of different factors in making its determination to declare and distribute the December 2014 Special Dividend and the May 2015 Special Dividend using proceeds from the Company’s Second Amended Credit Facility and Third Amended Credit Facility, respectively. As an overall objective, the board of directors desired to provide its stockholders with a modest return on equity capital in a manner that also optimized the Company’s balance sheet from a corporate finance perspective. Given the Company’s historical levels of operating cash flow less capital expenditures, the board of directors believed that incurring additional indebtedness at historically-favorable market rates would allow the Company to reduce its cost of capital, while at the same time preserving the Company’s ability to fund future acquisitions and meet the Company’s future growth objectives. The board of directors reviewed various analyses (some of which were prepared for the board of directors by independent third party advisors) regarding the Company’s expected pro forma interest and fixed charge coverage ratios and the Company’s ongoing ability to meet its pro forma debt service requirements for the foreseeable future. After considering all of these factors, the board of directors determined to pay both the December 2015 Special Dividend and the May 2015 Special Dividend, and to fund such dividends using proceeds from the Company’s Second Amended Credit Facility and Third Amended Credit Facility, respectively.

Precision Capital Group LLC Consulting Services Agreements

We entered into two consulting services agreements with one of our stockholders, Precision Capital Group LLC, or Precision. Jason Shiver, our executive vice president of sales, is a former employee, and a current equity holder, of Precision. In addition to his investment in us in connection with the Sponsor Acquisition, in 2013, Mr. Shiver also invested in us through Precision.

Sales Consulting Services Agreement

We entered into a sales consulting services agreement with Precision. Under the terms of this sales consulting services agreement, which we refer to as the Precision Sales Consulting Agreement, Precision agreed to provide sales professionals to work on behalf of the Company. Such sales professionals were entitled to a monthly stipend plus a commission based on sales performance. The

Precision sales professionals were, at the time of the agreement, employees of Precision. In 2013, fees for consulting services under this agreement were $0.6 million. For the period from January 1, 2014 to July 16, 2014, we incurred operating expenses of $0.9 million for sales consulting services under the Precision Sales Consulting Agreement. The Precision Sales Consulting Agreement was terminated on July 17, 2014 in connection with the Sponsor Acquisition.

Business Consulting Services Agreement

We entered into a business consulting agreement with Precision, which we refer to as the Precision Business Consulting Agreement and, together with the Precision Sales Consulting Agreement, the Precision Agreements. Under the Precision Business Consulting Agreement, Precision provided business consulting services to us. For the period from January 1, 2014 to July 16, 2014, we expensed $0.1 million for consulting services under this agreement. The Precision Business Consulting Agreement was terminated on July 17, 2014 in connection with the Sponsor Acquisition.

Transition Services Agreement

The Precision Agreements were terminated on July 18, 2014, in connection with the Sponsor Acquisition. In connection with the termination of the Precision Agreements, we entered into a transition services agreement with Precision whereby, for a period of 90 days, Precision agreed to provide substantially the same services as it was providing under the Precision Agreements in exchange for payment of an $0.1 million monthly consulting fee and certain performance bonuses. The transition services agreement was subsequently amended in October 2014 to increase the performance bonuses payable thereunder. The transition services agreement was not renewed at the expiration of its term.

Monticello Partners LLC Lease Agreement

We lease office space from a related party, Monticello Partners, LLC, which is wholly-owned by two of our directors, Pamela Netzky and Andrew Friedman. The lease agreement expires on August 31, 2017. Under the lease agreement, we are responsible for all taxes and utilities for the office space. In 2014, we expensed $25,600 in rent under this agreement.

Future minimum annual lease payments for this lease, which had a non-cancelable lease term in excess of one year as of December 31, 2014, were as follows (in thousands):

2015	$27
2016	28
2017	19

Total	$74

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with certain holders of our common stock.

Stockholders Agreement

We and entities affiliated with TA Associates intend to enter into a stockholders agreement in connection with this offering, which we refer to as our stockholders agreement. Under our stockholders agreement, TA Associates will have the right to designate three of the members of our board of directors if TA Associates owns at least 50% or more of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, two members of our board of directors if TA Associates owns between 25% and 50% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares and one member of our board of directors if TA Associates owns between 12.5% and 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares.

Our stockholders agreement will also provide that so long as the entities affiliated with TA Associates hold at least 25% of the shares they hold immediately following the consummation of this offering regardless of the percentage such shares represent of our total outstanding shares, we, and our subsidiaries, shall not take the following actions (or enter into an agreement to take such actions) without the approval of at least one director designated by TA Associates:

•	increase or decrease the authorized number of members of our board of directors;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws or the organizational documents of any of our subsidiaries;

•	issue, create or assume any debt or equity security or debt obligation, or refinance, repurchase or prepay any security (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates) or debt obligation;

•	pay or declare any dividend or make any distribution on, or repurchase or redeem shares of our common stock (other than repurchases of our common stock in accordance with agreements previously approved by our board of directors, including at least one director designated by TA Associates);

•	effect any sale, liquidation or dissolution of the Company, or sell, transfer or otherwise dispose of any of the material assets or properties of the Company or any of its subsidiaries, or merge with or into, or consolidate with, another entity or effect any recapitalization, reorganization, change of form of organization, forward or reverse split, dividend or similar transaction;

•	acquire any business, material assets or property for consideration in excess of $15,000,000, whether by acquisition of assets, capital stock or otherwise, and whether in consideration of the payment of cash, the issuance of capital stock or otherwise or make any investment in any person or entity in an amount in excess of $15,000,000;

•	hire or terminate any our executive officers, or enter into, amend or modify or waive any material term of any employment agreement or material term of employment with any of our executive officers; or

•	take any action to initiate, to cause or that would result in, the voluntary bankruptcy, insolvency, dissolution, liquidation or winding up of the Company or any of its subsidiaries.

For more information, see “Risk Factors—Concentration of ownership among our existing executive officers, directors and principal stockholders, and our stockholders agreement with TA Associates, may prevent new investors from influencing significant corporate decisions.”

Tax Receivable Agreement

Immediately following the Corporate Reorganization, the former holders of existing units in Topco will receive the right to receive future payments pursuant to a tax receivable agreement, which will be effective upon the completion of this offering. This tax receivable agreement will provide that we will be obligated to make annual payments to the holders of existing units in Topco equal to 85% of the U.S. federal, state and local tax benefits realized by us and our subsidiaries from the utilization of certain tax attributes that were generated when we were acquired by affiliates of TA Associates in July 2014. We will retain approximately 15% of the U.S. federal, state and local tax benefits realized from the utilization of such tax attributes. Unless earlier terminated in accordance with its terms, the tax receivable agreement will continue in force and effect until there is no further potential for tax benefit payments to be made by us to the former holders of existing units in Topco in respect of the historical U.S. federal, state and local tax benefits that are the subject of the agreement. Based on current tax rules and regulations as of the date of this prospectus, we would expect the potential for tax benefit payments to cease no later than 2030 (or approximately fifteen years after the date of this offering).

The amount payable to the holders of existing units in Topco under the tax receivable agreement will be based on an annual calculation of the reduction in our U.S. federal, state and local taxes resulting from the utilization of these tax attributes. For purposes of determining the reduction in taxes resulting from the utilization of pre-IPO tax attributes, we will be required to assume that pre-IPO tax attributes are utilized before any other attributes. We expect that the payments that we may make under the tax receivable agreement may be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that the reduction in tax payments for us associated with the federal, state and local tax benefits described above would aggregate to approximately $112.4 million through 2030. Under such scenario we would be required to pay the holders of existing units in Topco 85% of such amount, or $95.5 million through 2030. The actual amounts may materially differ from these hypothetical amounts, as potential future reductions in tax payments for us and tax receivable agreement payments by us will be calculated using prevailing tax rates applicable to us over the life of the tax receivable agreement and will be dependent on us generating sufficient future taxable income to realize the benefit. Payments will be made by us on an annual basis (assuming we earn sufficient taxable income in a given fiscal year so as to realize tax benefits) and generally within 60 days following the filing by us of our U.S. federal income tax return for the preceding fiscal year. In addition, if the IRS were to successfully challenge the tax benefits that give rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to the former holders of units of Topco would be reduced by the amount of such payments, but the tax receivable agreement does not require the former holders of units of Topco to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement.

Payment under the tax receivable agreement may be accelerated in the event of certain mergers, stock or asset sales, other forms of combinations or other changes of control or upon a breach by us of our material obligations under the tax receivable agreement (such as by failing to make a payment within three months of the date on which such payment is due). Such accelerated payment would be based on the present value of projected future payments under the tax receivable agreement as of the date of the accelerating event. Such projected future payments could differ from the payments that would otherwise have resulted under the tax receivable agreement from our actual tax benefits realized from utilizing the pre-IPO tax attributes.

Our obligation to make timely payments under the tax receivable agreement is not conditioned upon, and will not be modified based upon, our historical net income for any previous period or our ability to generate net income in any future period. If, however, we fail to make any payments on a timely basis under the tax receivable agreement because we do not have sufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing our subsidiaries to distribute or lend funds to us for such payment and accessing any sources of available credit to fund such payment), such failure will not be deemed to be a breach of a material obligation under the tax receivable agreement that would give rise to an acceleration of our payment obligations under the agreement. To the extent that we are unable to make timely payments under the tax receivable agreement for this or any other reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

Other Transactions

We have granted Class C units of Topco to our executive officers and certain of our directors. See “Executive Compensation—Treatment of Equity Interests in the Corporate Reorganization” and “Management—Non-Employee Director Compensation” for a description of these units. These units will convert into shares of common stock or restricted stock, as applicable, in connection with the Corporate Reorganization that will be consummated immediately prior to the consummation of this offering.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See “Executive Compensation—Employment Agreements and Termination of Employment and Change in Control Arrangements” for more information regarding these agreements.

In connection with this offering, we will pay the Performance Bonus Payments of $500,000, $350,000 and $300,000 to Messrs. Ennis, Goldberg and Shiver, respectively, and $350,000 to be allocated to other employees.

Other than as described above in “Certain Relationships and Related Party Transactions”, since January 1, 2012, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Prior to the consummation of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the consummation of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the consummation of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the consummation of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions”, which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. In June 2015, we adopted formal standards, policies and procedures governing the review and approval of related party transactions effective upon the consummation of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of July 30, 2015, and as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each of the selling stockholders; and

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based percentage ownership of our common stock before this offering on 75,000,000 shares of our common stock outstanding as of July 30, 2015, after giving effect to the completion of the Corporate Reorganization. Percentage ownership of our common stock after this offering assumes the sale of 15,000,000 shares of common stock by the selling stockholders in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 increase in the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would result in the investment funds and entities affiliated with TA Associates offering 4,218 more shares and beneficially owning 58.2% of shares after this offering, in each case assuming the option to purchase additional shares is not exercised. The other selling stockholders would offer the corresponding amount of shares and would beneficially own 19.0% of shares after this offering, in each case assuming the option to purchase additional shares is not exercised. A $1.00 decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would result in the investment funds and entities affiliated with TA Associates offering 4,788 fewer shares and beneficially owning 58.4% of shares after this offering, in each case assuming the option to purchase additional shares is not exercised. The other selling stockholders would offer fewer shares in the corresponding amount and would beneficially own 18.9% of shares after this offering, in each case assuming the option to purchase additional shares is not exercised.

As discussed under “Corporate Reorganization”, the allocation of common stock among our existing stockholders and selling stockholders will be determined pursuant to the distribution provision of Topco’s existing limited liability company agreement, based upon the liquidation value of Topco, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock sold in this offering. The table below assumes that the shares of common stock to be sold in this offering are sold at an assumed initial public offering price of $15.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Accordingly, the precise holdings of common stock by particular existing stockholders or selling stockholders could differ from that presented in the table below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Amplify Snack Brands, Inc., 500 West 5th Street, Austin, Texas 78701.

Certain of our directors and officers will be selling stockholders in this offering.

			Shares Offered Hereby		Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to Offering		Assuming No Exercise of Option to Purchase Additional Shares	Assuming Full Exercise of Option to Purchase Additional Shares	Assuming No Exercise of Option to Purchase Additional Shares		Assuming Full Exercise of Option to Purchase Additional Shares
	Number	Percentage	Number	Number	Number	Percentage	Number	Percentage
Executive Officers and Directors:
Thomas C. Ennis(1)	2,951,866	3.9%	167,999	193,200	2,783,867	3.7%	2,758,666	3.7%
Brian Goldberg(2)	1,441,019	1.9%	8,367	9,623	1,432,652	1.9%	1,431,396	1.9%
Jason Shiver(3)	1,255,908	1.7%	90,772	104,389	1,165,136	1.6%	1,151,519	1.5%
Jeffrey S. Barber(4)	56,013,907	74.7%	12,275,350	14,116,647	43,738,557	58.3%	41,897,260	55.9%
William D. Christ II(4)	56,013,907	74.7%	12,275,350	14,116,647	43,738,557	58.3%	41,897,260	55.9%
Chris Elshaw(5)	95,128	*	—	—	95,128	*	95,128	*
Andrew S. Friedman(6)	4,109,333	5.5%	900,553	1,035,636	3,208,780	4.3%	3,073,697	4.1%
John K. Haley(7)	95,128	*	—	—	95,128	*	95,128	*
Dawn Hudson(8)	216,845	*	—	—	216,845	*	216,845	*
Pamela L. Netzky(9)	4,109,333	5.5%	900,553	1,035,636	3,208,780	4.3%	3,073,697	4.1%
All directors and executive officers as a group (ten persons)(10)	70,288,467	93.7%	14,343,594	16,495,131	55,944,873	74.6%	53,793,336	71.7%

5% Stockholders:
Investment funds and entities affiliated with TA Associates(4)	56,013,907	74.7%	12,275,350	14,116,647	43,738,557	58.3%	41,897,260	55.9%

Certain Other Selling Stockholders:
BNP Paribas North America Inc.(11)	763,653	1.0%	167,353	192,456	596,300	*	571,197	*
Precision Capital Group, LLC(12)	1,643,733	2.2%	360,221	414,254	1,283,512	1.7%	1,229,479	1.6%
All Other Selling Stockholders (5 stockholders)(13)	633,303	*	128,832	148,159	504,471	*	485,144	*

*	Less than one percent (1%).
(1)	Consists of (i) 766,604 shares of common stock and (ii) 2,185,262 shares of restricted stock subject to continued vesting as of July 30, 2015.
(2)	Consists of (i) 38,183 shares of common stock and (ii) 1,402,836 shares of restricted stock subject to continued vesting as of July 30, 2015.
(3)	Consists of (i) 414,206 shares of common stock and (ii) 841,702 shares of restricted stock subject to continued vesting as of July 30, 2015.
(4)	Consists of (i) 40,610,716 shares held by TA XI L.P., (ii) 5,289,316 shares held by TA Atlantic and Pacific VII-A L.P., (iii) 8,984,563 shares held by TA Atlantic and Pacific VII-B L.P. and (iv) 1,098,312 shares held by TA Investors IV L.P. (the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner or manager of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P. No stockholder, director or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person investment committee consisting of the following employees of TA Associates, L.P.: Jeffrey S. Barber, William D. Christ II, Roger B. Kafker and Richard Tadler. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.
(5)	Consists of (i) 0 shares of common stock and (ii) 95,128 shares of restricted stock subject to continued vesting as of July 30, 2015.
(6)

Consists of (i) 4,109,333 shares of common stock held by A&J Popcorn Holdings, LLC in which Mr. Friedman has sole voting and dispositive power and (ii) 0 shares of restricted stock held by A&J Popcorn Holdings, LLC in which Mr. Friedman has sole voting and dispositive power subject to continued vesting as of July 30, 2015.

(7)	Consists of (i) 0 shares of common stock and (ii) 95,128 shares of restricted stock subject to continued vesting as of July 30, 2015.
(8)	Consists of (i) 38,183 shares of common stock and (ii) 178,662 shares of restricted stock subject to continued vesting as of July 30, 2015.
(9)	Consists of (i) 4,109,333 shares of common stock held by P&A Capital LLC in which Ms. Netzky has sole voting and dispositive power and (ii) 0 shares of restricted stock held by P&A Capital LLC in which Ms. Netzky has sole voting and dispositive power subject to continued vesting as of July 30, 2015.
(10)	Consists of (i) 65,489,749 shares of common stock and (ii) 4,798,718 shares of restricted stock subject to continued vesting as of July 30, 2015.
(11)	Consists of 763,653 shares of common stock. Voting and investment power with respect to such shares has been delegated to Steven J. Rush and James D. Farris. The address of BNP Paribas North America, Inc. is 787 Seventh Avenue, New York, New York 10019.
(12)	Consists of 1,643,733 shares of common stock. Voting and investment power with respect to such shares is held by Jason Cohen. The address of Precision Capital Group, LLC is 100 Passaic Avenue, Suite 100, Fairfield, New Jersey 07006.
(13)	Represents shares held by 5 selling stockholders not listed above who, as a group, own less than 1% of our outstanding common stock prior to this offering. Of these selling stockholders, 3 are current non-executive employees of the Company.

Relationship with Selling Stockholders

All of the shares sold in this offering will be sold by investment funds and entities affiliated with TA Associates and other holders of existing units in Topco to be identified in this prospectus. For additional information with respect to TA Associates and its relationship with us, please see “Certain Relationships and Related Party Transactions”.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the consummation of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock”, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, registration rights agreement and stockholders agreement which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law. Immediately following the consummation of this offering, our authorized capital stock will consist of 375,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the completion of the Corporate Reorganization which will occur prior to this offering, as of July 30, 2015, there were 75,000,000 shares of our common stock outstanding, held by 46 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the NYSE to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Restricted Stock

As of the date of this prospectus, assuming the consummation of the Corporate Reorganization, we had outstanding 6,022,548 shares of our restricted stock that remains subject to continued vesting. Our shares of restricted stock will be issued upon the conversion of Class C units of Topco into shares of our common stock and restricted stock, as applicable, in the Corporate Reorganization that will be consummated immediately prior to the consummation of this offering.

Registration Rights

In connection with this offering, we intend to enter into a Registration Rights Agreement with certain holders of our common stock. The Registration Rights Agreement will provide such stockholders with rights with respect to the registration of their shares under the Securities Act. The registration rights set forth in the Registration Rights Agreement will terminate, with respect to any particular stockholder, with the prior written consent of TA Associates in connection with a Change of Control (as defined in the Registration Rights Agreement), on the date such stockholder does not beneficially own any shares subject to the agreement, or, if earlier, when such stockholder is able to freely trade its shares without restriction on the basis of the volume limitations under Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

After the consummation of this offering, TA Associates will be entitled to certain demand registration rights. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we will have the right to defer such registration, not more than once in any 12-month period, for a period of 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

After the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional shares, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 58,574,089 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan, (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, (3) a registration relating to an SEC Rule 145 transaction or (4) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional shares, the holders of up to approximately 58,574,089 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is received from stockholders representing 20% of shares subject to this agreement and the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts, selling commissions and stock transfer taxes, of at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Stockholders Agreement

For a description of the stockholders agreement that we intend to enter with entities affiliated with TA Associates, see “Certain Relationships and Related Party Transactions—Stockholders Agreement”.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying,

deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then-outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

Upon the consummation of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We have been approved to list our common stock on the NYSE under the symbol “BETR”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the consummation of this offering, based on the number of shares of our capital stock outstanding as of July 30, 2015, we will have a total of 75,000,000 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of July 30, 2015, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, 60,000,000 additional shares of common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “—Lock-Up Agreements”, of which 55,944,873 shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and Jefferies LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman, Sachs & Co. and Jefferies LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 750,000 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

In connection with this offering, we plan to enter into a Registration Rights Agreement, pursuant to which the holders of up to 58,574,089 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2015 Stock Option and Incentive Plan. We expect to file this registration statement as promptly as possible after the consummation of this offering. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

Outstanding Equity Awards

In connection with the Corporate Reorganization, outstanding Class C units granted under our 2014 Plan will be converted into shares of common stock and restricted stock of Amplify Snack Brands, Inc., which will be granted under our 2015 Plan. The portion of the outstanding Class C units that have vested as of the time of the Corporate Reorganization will be converted into shares of common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of restricted stock. As a result, we will issue shares of common stock and restricted stock to our Named Executive Officers in connection with the Corporate Reorganization. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares were converted. See “Corporate Reorganization”.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax considerations for non-U.S. holders (as defined below) relating to the acquisition, ownership and disposition of common stock issued pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code), by a holder and does not discuss the U.S. federal income tax considerations applicable to a holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	an integral part or controlled entity of a foreign sovereign;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	controlled foreign corporations or passive foreign investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons who hold our common stock other than as a capital asset (generally, an asset held for investment purposes).

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. However, neither the term U.S. holder nor the term non-U.S. holder includes any entity or other person that is subject to special treatment under the Code.

If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock

Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of common stock. Subject to discussions below regarding backup withholding and foreign accounts, such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by certain U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information-reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then-applicable rate, which is currently 28%. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (as applicable), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of a non-U.S. holder’s shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If a non-U.S. holder sells its shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to such non-U.S. holder, and to backup withhold on that amount, unless such non-U.S. holder is an exempt recipient or provides appropriate certification as to its non-U.S. status. Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S.

sources or having certain other connections to the United States, unless such non-U.S. holder is an exempt recipient or the broker has documentary evidence in its records of such non-U.S. holder’s non-U.S. status and certain other conditions are met.

Backup withholding is not an additional tax but merely an advance payment of U.S. federal income tax, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code, provisions commonly known as FATCA, and guidance issued and intergovernmental agreements entered into thereunder, may impose a 30% withholding tax on dividends and, for a disposition of our common stock occurring after December 31, 2016, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined under FATCA), unless the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) a “non-financial foreign entity”, (as specifically defined under FATCA) unless the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. Non-U.S. holders may be required to enter into an agreement with the U.S. Treasury relating to certain reporting, withholding and other obligations under FATCA, or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury. If a non-U.S. holder does not provide us with the information necessary to comply with FATCA, it is possible that distributions to such non-U.S. holder that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Prospective investors should consult their own tax advisers regarding this legislation.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Jefferies LLC
Credit Suisse Securities (USA) LLC
SunTrust Robinson Humphrey, Inc.
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total	15,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,250,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,250,000 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our common stock on the NYSE under the symbol “BETR”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6.9 million. In addition we will pay the Performance Bonus Payments of $1.5 million. We will also pay up to $40,000 of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of the sale of the shares offered hereby.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Affiliates of Jefferies LLC, Goldman, Sachs & Co. and SunTrust Robinson Humphrey, Inc. are lenders under our Third Amended Credit Facility, as amended.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or FSMA, would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Cravath, Swaine & Moore, LLP, New York, New York, has represented the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2014 (Successor) and 2013 (Predecessor), and for the period from July 17, 2014 to December 31, 2014 (Successor), for the period from January 1, 2014 to July 16, 2014 (Predecessor), and for the year ended December 31, 2013 (Predecessor), included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the acquisition of SkinnyPop Popcorn LLC and the retrospective adjustment of the financial statements for a stock split). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.amplifysnackbrands.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

AMPLIFY SNACK BRANDS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Amplify Snack Brands, Inc. (formerly known as TA Holdings 1, Inc.)

Austin, Texas

We have audited the accompanying consolidated balance sheets of Amplify Snack Brands, Inc. (formerly known as TA Holdings 1, Inc.) and subsidiary (the “Company”) as of December 31, 2014 (Successor) and 2013 (Predecessor), and the related consolidated statements of income, stockholder’s/members’ equity and cash flows for the period from July 17, 2014 to December 31, 2014 (Successor), for the period from January 1, 2014 to July 16, 2014 (Predecessor), and for the year ended December 31, 2013 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amplify Snack Brands, Inc. and its subsidiary as of December 31, 2014 (Successor) and 2013 (Predecessor), and the results of their operations and their cash flows for the period from July 17, 2014 to December 31, 2014 (Successor), for the period from January 1, 2014 to July 16, 2014 (Predecessor), and for the year ended December 31, 2013 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on July 17, 2014, the Company acquired 100% of the membership units of SkinnyPop Popcorn LLC for an aggregate purchase price of $320 million. The acquisition has been accounted for under the acquisition method of accounting, whereby the purchase consideration was allocated to the tangible and intangible net assets acquired and liabilities assumed at their estimated fair values on the date of acquisition. The acquisition results in a new basis of accounting beginning on July 17, 2014.

As discussed in Note 15, to the consolidated financial statements, the accompanying Successor financial statements have been retrospectively adjusted for the effects of a stock split.

/s/ Deloitte & Touche LLP

Austin, Texas

April 29, 2015 (July 16, 2015 as to the effects of the stock split described in Note 15)

AMPLIFY SNACK BRANDS, INC.

Consolidated Statements of Income

(In thousands, except shares outstanding and per share information)

	Predecessor	Predecessor	Successor
	Year Ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
NET SALES	$55,710	$68,353	$64,004
COST OF GOODS SOLD	23,054	29,429	28,724

GROSS PROFIT	32,656	38,924	35,280
Sales & marketing expenses	5,938	5,661	6,977
General & administrative expenses	1,960	1,394	13,611
Sponsor acquisition-related expenses	—	1,288	2,215

TOTAL OPERATING EXPENSES	7,898	8,343	22,803
OPERATING INCOME	24,758	30,581	12,477
Interest expense	—	—	4,253

PRE-TAX INCOME	24,758	30,581	8,224
Income tax expense	—	—	3,486

NET INCOME	$24,758	$30,581	$4,738

Basic and diluted earnings per unit/share	$61,895.01	$76,452.74	$.06
Basic and diluted weighted average units/shares outstanding	400	400	75,000,000

The accompanying notes are an integral part of these consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Consolidated Balance Sheets

(In thousands, except for number of units and shares and per share data)

	Predecessor	Successor
	December 31, 2013	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,519	$5,615
Accounts receivable, net of allowances of $1,677 and $2,961, respectively	4,705	10,066
Inventories	2,008	6,330
Net deferred tax assets—current portion	—	2,196
Other current assets	353	551

Total current assets	10,585	24,758

PROPERTY AND EQUIPMENT—Net	468	746
OTHER ASSETS:
Goodwill	—	45,694
Intangible assets	—	263,386
Net deferred tax assets—long term	—	930
Other assets	—	3,377

TOTAL	$11,053	$338,891

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$2,260	$6,443
Accrued liabilities	1,726	4,344
Senior term loan—current portion	—	10,000
Other current liabilities	—	593

Total current liabilities	3,986	21,380

LONG-TERM LIABILITIES
Senior term loan	—	190,000
Founder contingent compensation	—	6,343

Total long-term liabilities	—	196,343

COMMITMENT AND CONTINGENCIES (NOTE 10)

STOCKHOLDER’S/MEMBERS’ EQUITY:
Capital stock ($0.0001 par value, 75,000,000 shares authorized, issued and outstanding at December 31, 2014)	—	8
Members’ units (400 units issued and outstanding at December 31, 2013)	—	—
Additional paid in capital	—	116,422
Members’ equity	7,067	—
Retained earnings	—	4,738

Total stockholder’s/members’ equity	7,067	121,168

TOTAL	$11,053	$338,891

The accompanying notes are an integral part of these consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Consolidated Statements of Stockholder’s/Members’ Equity

(In thousands, except for number of units and shares)

	Units		Additional Paid in Capital	Retained Earnings	Total
	Units	Amount
Predecessor
BALANCE— January 1, 2013	400	$—	$—	$1,671	$1,671
Net income	—	—	—	24,758	24,758
Distributions paid	—	—	—	(19,362)	(19,362)

BALANCE—December 31, 2013	400	$—	$—	$7,067	$7,067
Net income	—	—	—	30,581	30,581
Distributions paid	—	—	—	(28,533)	(28,533)

BALANCE—July 16, 2014	400	$—	$—	$9,115	$9,115

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount
Successor
BALANCE—July 17, 2014	—	$—	$—	$—	$—
Net initial capital contributions	75,000,000	8	175,942	—	175,950
Capital distributions	—	—	(59,755)	—	(59,755)
Net income	—	—	—	4,738	4,738
Equity-based incentive compensation	—	—	235	—	235

BALANCE—December 31, 2014	75,000,000	$8	$116,422	$4,738	$121,168

The accompanying notes are an integral part of these consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Predecessor	Predecessor	Successor
	Year Ended December 31, 2013	January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
Cash from operating activities:
Net income	$24,758	$30,581	$4,738
Adjustments to reconcile net income to cash from operating activities:
Depreciation	47	78	99
Amortization of intangible assets	—	—	1,904
Amortization of deferred financing costs	—	—	292
Deferred income taxes	—	—	(3,126)
Equity-based compensation expense	—	—	235
Founder Contingent Compensation	—	—	6,937
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(3,347)	(4,600)	(763)
Inventories	(1,687)	(956)	(2,964)
Other current assets	(351)	353	(551)
Accounts payable	1,558	952	3,231
Accrued liabilities	1,491	(69)	2,687

Cash from operating activities	22,469	26,339	12,719

Cash from investing activities:
Capital expenditures	(456)	(278)	(178)
Purchase of Predecessor, net of cash acquired	—	—	(294,452)

Cash used in investing activities	(456)	(278)	(294,630)

Cash from financing activities:
Capital distributions	(19,362)	(28,533)	(59,755)
Proceeds from issuance of common stock	—	—	150,950
Deferred financing costs	—	—	(3,669)
Proceeds from issuance of senior debt	—	—	200,000

Cash from (used in) financing activities	(19,362)	(28,533)	287,526

Increase (decrease) in cash and cash equivalents	2,651	(2,472)	5,615
Cash and cash equivalents—Beginning of period	868	3,519	—

Cash and cash equivalents—End of period	3,519	1,047	5,615
Supplemental disclosure of cash flow information:
Cash paid during the period:
Income taxes	$—	$—	$5,600
Interest	—	—	3,961
Non-cash activities during the period:
Purchase of Predecessor, non-cash consideration	—	—	25,000

The accompanying notes are an integral part of these consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Notes to Consolidated Financial Statements

1. BUSINESS AND BASIS OF PRESENTATION

We are a high growth, snack food company focused on developing and marketing products that appeal to consumers’ growing preference for Better-For-You (“BFY”) snacks. We contract with a third-party firm to manufacture our products, and we operate in multiple channels of trade to distribute our products to consumers.

Amplify Snack Brands, Inc. is a wholly-owned subsidiary of TA Topco 1, LLC (“Topco”). Pursuant to the terms of the Corporate Reorganization that will be completed prior to the consummation of this offering, Topco will dissolve and in liquidation, will distribute all of the shares of capital stock of Amplify Snack Brands, Inc. to its members in accordance with the limited liability company agreement of Topco. Amplify Snack Brands, Inc. currently owns 100% of the membership units of its subsidiary SkinnyPop Popcorn LLC (collectively the “Company”).

On July 17, 2014, SkinnyPop Popcorn LLC (“Predecessor”) was acquired (the “Sponsor Acquisition”) by investment funds and entities associated with TA Associates, L.P., a private equity entity (“TA Associates”). To affect the Sponsor Acquisition, the Predecessor’s members entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Amplify Snack Brands, Inc. and TA Midco 1, LLC (“Midco”), whereby the members contributed all units of the Predecessor to Midco in exchange for cash and rollover stock. The Predecessor then merged with and into Midco, with Midco as the surviving entity. Midco subsequently changed its name to SkinnyPop Popcorn LLC, a subsidiary of Amplify Snack Brands, Inc.

The parties agreed to consummate the Sponsor Acquisition, subject to the terms and conditions set forth in the Unit Purchase Agreement, for an aggregate purchase consideration of $320 million, which included rollover stock from the Predecessor’s members representing approximately 14% of the Company. A portion of the purchase consideration is being held in escrow to secure post-closing purchase price adjustments and indemnity claims. The aggregate purchase consideration, plus related fees and expenses, was funded by the equity investment in Topco by affiliates of TA Associates as well as from certain members of management, and the net proceeds from the borrowing of a $150 million Term Loan due 2019 that bears initial interest at LIBOR (with a 1.00% LIBOR floor) plus 4.5% per annum. The Sponsor Acquisition and the financing transaction described above are collectively referred to herein as the “Transactions”. See Note 8 for a summary of the terms of the Term Loan.

The Transactions were consummated on July 17, 2014. The accompanying consolidated financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding and succeeding the Sponsor Acquisition, respectively. The Sponsor Acquisition results in a new basis of accounting beginning on July 17, 2014 and the financial reporting periods are presented as follows:

•	The year ended December 31, 2014 includes the predecessor period of the Company from January 1, 2014 to July 16, 2014 and the successor period, reflecting the Sponsor Acquisition from July 17, 2014 to December 31, 2014.

•	The 2013 period presented is the predecessor period.

Total fees and expenses related to the Transactions aggregated to approximately $6.6 million consisting of $1.3 million of Sponsor Acquisition-related costs recognized in the predecessor period, $2.2 million of Sponsor Acquisition-related costs recognized in the successor period, and $3.1 million of deferred financing costs, also recognized in the successor period.

AMPLIFY SNACK BRANDS, INC.

The Sponsor Acquisition has been accounted for under the acquisition method of accounting, whereby the purchase consideration was allocated to the tangible and intangible net assets acquired and liabilities assumed at their estimated fair values on the date of acquisition. The excess purchase consideration over fair value of net assets acquired and liabilities assumed was recorded as goodwill and represents a value attributable to brand scalability and revenue growth potential, in excess of value attributable to trade name intangible asset, associated with the Company’s products and position in the BFY snack category. Of the $45.7 million of goodwill recorded by the Company, $19.2 million is expected to be deductible for income tax purposes. The fair value measurements for intangible assets were calculated using a discounted cash flow approach, which includes unobservable inputs classified as Level 3 within the fair value hierarchy. The amount and timing of future cash flows was based on the Company’s most recent operational forecasts. In preparing the purchase price allocations, the Company considered a report of a third party valuation expert. Our management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts. We have one year from the date of completion of the Sponsor Acquisition to finalize these amounts and are therefore continuing to review the valuation and contractual obligations.

The following table summarizes the purchase consideration and estimated fair value of assets acquired and liabilities assumed at the date of acquisition (in thousands):

Purchase consideration:
Cash paid as purchase consideration	$280,750
Cash paid into escrow	14,250
Value of equity issued	25,000

Total purchase consideration	$320,000
Less: Cash and cash equivalents acquired	548

Total purchase price—net of cash and cash equivalents acquired	319,452

Fair value of net assets acquired and liabilities assumed:
Current assets	$12,671
Property and equipment	667
Indefinite-lived identifiable intangible asset—trade name	202,900
Definite-lived identifiable intangible assets—customer relationships	62,300
Definite-lived identifiable intangible assets—non-competition agreements	90
Current liabilities	(4,870)

Total fair value of net assets acquired and liabilities assumed	$273,758

Excess purchase consideration over fair value of net assets acquired (goodwill)	$45,694

In connection with the Sponsor Acquisition, the Company’s founders entered into employment agreements with the Company through December 31, 2015. Under the terms of these agreements, and subject to continuing employment, the founders are each eligible to receive up to $10 million upon the Company’s achievement of certain contribution margin benchmarks during the period commencing on January 1, 2015 and ending on December 31, 2015. The founders are also eligible to receive further payment contingent on the potential future tax savings associated with the deductibility of the payments under these agreements. At December 31, 2014, all payments under these agreements are expected to amount to $26.8 million (the “Founder Contingent Compensation”), including the expected benefit associated with the tax savings. On December 23, 2014, the Company entered into a Prepayment Agreement with the founders to reflect a $750,000 bonus payment to each founder and a reduction of the Company’s future Founder Contingent Compensation obligations. The Company is recognizing the fair value of the associated obligation ratably over the contractual service period. Total expense related thereto amounted to $8.4 million in the successor period from July 17, 2014 to December 31, 2014.

AMPLIFY SNACK BRANDS, INC.

Pro Forma Combined Financial Information (Unaudited)

The following unaudited pro forma combined financial information reflects the consolidated statements of income of the Company as if the Sponsor Acquisition had occurred as of January 1, 2013. The pro forma information includes adjustments primarily related to the amortization of intangible assets acquired, the fair value of inventory acquired, interest expense associated with the $150 million Term Loan to finance the Sponsor Acquisition and does not reflect the $50 million increase in connection with the December 2014 Special Dividend. The pro forma combined financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date (in thousands, except per share data):

(Unaudited)	Pro forma Year Ended December 31, 2013	Pro forma Year Ended December 31, 2014 Combined (Non-GAAP)
Net sales	$55,710	$132,357
Net income (loss)	(6,881)	23,546
Basic and diluted net income (loss) per share	$(0.09)	$0.31

Pro forma year ended December 31, 2014 was adjusted to exclude $3.5 million of non-recurring Sponsor Acquisition-related expenses and $0.4 million of additional cost of sales associated with inventory acquired. Pro forma year ended December 31, 2013 was adjusted to include these charges.

The foregoing information reflects the estimated compensation expense associated with the Founder Contingent Compensation (as defined above) in connection with the Sponsor Acquisition, based on our achievement of certain contribution margin benchmarks during the fiscal year 2015, and the tax benefit, to the extent realized by us, associated with the arrangement, that would have been recognized if the employment agreements had been in effect from January 1, 2013. The total estimated obligation of $26.8 million is being recognized ratably over the approximately 18-month contractual service period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and include the accounts of Amplify Snack Brands, Inc. and SkinnyPop Popcorn LLC, its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The consolidated financial statements are prepared in conformity with GAAP. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The Company routinely evaluates its estimates, including those related to accruals and allowances for customer programs and incentives, bad debts, income taxes, long-lived assets, inventories, equity-based compensation, accrued broker commissions and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

AMPLIFY SNACK BRANDS, INC.

Significant Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, fluctuations in commodity prices, specifically popcorn kernels and sunflower oil, continued acceptance of the Company’s products, competition from substitute products and larger companies and dependence on strategic relationships. The Company relies on contract manufacturers to manufacture and third-party logistics to distribute its products. The Company’s manufacturers and suppliers may encounter supply interruptions or problems during manufacturing due to a variety of reasons, including failure to comply with applicable regulations, equipment malfunction and weather and environmental factors, any of which could delay or impede the Company’s ability to meet demand.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. Our debt bears interest at a variable interest rate plus an applicable margin and, therefore, approximates fair value.

The following table presents liabilities measured at fair value on a recurring basis:

	Predecessor	Successor
	At December 31, 2013	At December 31, 2014
Liabilities:
Founder Contingent Compensation—short term	$—	$593
Founder Contingent Compensation—long term	$—	6,343

Total Founder Contingent Compensation(i)	$—	$6,936

(i)	Founder Contingent Compensation liability fair value measurements based upon unobservable inputs (Level 3). See Note 1 for more information.

Considerable judgment is required in developing the estimate of fair value of Founder Contingent Compensation. The use of different assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

AMPLIFY SNACK BRANDS, INC.

The fair value measurement of the Founder Contingent Compensation obligation relates to the employment agreements entered into in connection with the Sponsor Acquisition. The current portion is included in other current liabilities in the consolidated balance sheet. The fair value measurement is based upon significant inputs not observable in the market. Changes in the value of the obligation are recorded as income or expense in our consolidated statements of income. To determine the fair value, we valued the total contingent compensation liability based on the expected probability weighted compensation payments corresponding to the performance thresholds agreed to under the applicable employment agreements, as well as the associated income tax benefit using the estimated tax rates that will be in effect. The current estimate represents the recognizable portion based on the maximum potential obligation allowable under the employment agreements. As discussed in Note 1, the Company is recognizing the fair value of the associated obligation ratably over the contractual service period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market funds with an original maturity of 90 days or less.

Inventories

Inventories are valued at the lower of cost or market using the weighted-average cost method. The Company procures certain raw material inputs and packaging from suppliers and contracts with a third-party firm to assemble and warehouse finished product. The third-party co-manufacturer invoices the Company monthly for labor and certain raw material inputs upon the sale of finished product to customers during that period.

Write-downs are provided for finished goods expected to become non-saleable due to age and provisions are specifically made for slow moving or obsolete raw ingredients and packaging. The Company also adjusts the carrying value of its inventories when it believes that the net realizable value is less than the carrying value. These write-downs are measured as the difference between the cost of the inventory, including estimated costs to complete, and estimated selling prices. Charges related to slow moving or obsolete items are recorded as a component of cost of goods sold. Charges related to packaging redesigns are recorded as a component of selling and marketing. Once inventory is written down, a new, lower-cost basis for that inventory is established.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from 5-7 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives. Maintenance and repairs are charged to expense as incurred. Assets not yet placed in use are not depreciated.

The useful lives of the property and equipment are as follows:

Machinery and equipment	5 years

Furniture and fixtures	5 to 7 years

Leasehold improvements	Shorter of lease term or estimated useful life

AMPLIFY SNACK BRANDS, INC.

We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance of these assets may not be recoverable. When deemed necessary, we complete this evaluation by comparing the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of amortizable long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values.

Deferred Financing Costs

Costs incurred in connection with debt issuances have been deferred, and are being amortized using the effective interest method over the term of the related instrument as interest expense.

Goodwill and Intangible Assets

In connection with the Sponsor Acquisition, the Company recorded $45.7 million of goodwill resulting from the excess of aggregate purchase consideration over the fair value of the assets acquired and liabilities assumed.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that impairment may have occurred. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Otherwise, the impairment analysis for goodwill includes a comparison of our carrying value (including goodwill) to our estimated fair value. If the fair value does not exceed the carrying value, then an additional analysis would be performed to allocate the fair value to all of our assets and liabilities as if it had been acquired in a business combination and the fair value was our purchase consideration. If the excess of the fair value of our identifiable assets and liabilities is less than the carrying value of recorded goodwill, an impairment charge is recorded for the difference. The Company will perform its annual assessment of goodwill as of July 1 of each fiscal year.

Other intangible assets are comprised of both finite and indefinite-lived intangible assets. Indefinite-lived intangible assets, including our trade name, are not amortized. The Company has the option to first assess the qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Otherwise, indefinite-lived intangible assets are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to our future cash flows. In each reporting period, we also evaluate the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

The Company generally expenses legal and related costs incurred in defending or protecting its intellectual property unless it can be established that such costs have added economic value to the business enterprise, in which case it capitalizes the costs incurred as part of intangible assets.

AMPLIFY SNACK BRANDS, INC.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and prior to any annual impairment test. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets during the periods ended December 31, 2013 and 2014.

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable

Net sales are recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which occurs upon the receipt and acceptance of product by the customer. The Company’s customers are primarily businesses that are stocking its products. The earnings process is complete once the customer order has been placed and approved and the product shipped has been received by the customer or when product is picked up by the Company’s customers at the Company’s co-manufacturer. Product is sold to customers on credit terms established on a customer-by-customer basis. The credit factors used include historical performance, current economic conditions and the nature and volume of the product.

The Company offers its customers a variety of sales and incentive programs, including price discounts, coupons, slotting fees, in-store displays and trade advertising. The costs of these programs are recognized at the time the related sales are recorded and are classified as a reduction in net sales. These program costs are estimated based on a number of factors including customer participation and performance levels. Trade promotions included in net sales were $5.2 million in the year ended December 31, 2013, were $8.7 million for the predecessor period from January 1, 2014 to July 16, 2014 and were $11.4 million in successor period from July 17, 2014 to December 31, 2014.

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated credit risk by performing credit checks and actively pursuing past due accounts. Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of aging and collections.

As of December 31, 2013 and 2014, the Company recorded total allowances against trade accounts receivable of $1.7 million and $3.0 million, respectively. Recoveries of receivables previously written off are recorded when received.

(In Thousands)		Additions		Deductions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs and Adjustments	Balance at End of Period
December 31, 2013 (Predecessor)
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	74	46	—	—	120
Allowance for promotional activities	44	5,243	—	(3,730)	1,557

AMPLIFY SNACK BRANDS, INC.

(In Thousands)		Additions		Deductions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs and Adjustments	Balance at End of Period
July 16, 2014 (Predecessor)
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	120	—	—	(80)	40
Allowance for promotional activities	1,557	8,726	—	(9,380)	903
December 31, 2014 (Successor)
Allowances deducted from assets to which they apply
Allowance for doubtful accounts	40	60	—	—	100
Allowance for promotional activities	903	11,357	—	(9,399)	2,861

Cost of Goods Sold

Cost of goods sold consists of the costs of ingredients and packaging utilized in the manufacture of products, contract manufacturing fees, shipping and handling costs to external customers, equipment repairs, in-bound freight charges, reserves for inventory obsolescence and depreciation of manufacturing equipment.

Sales and Marketing Expenses

Sales and marketing expenses include salaries and wages, commissions, broker fees, bonuses and incentives and other marketing and advertising expenses.

Also included in sales and marketing expense are costs and fees relating to the execution of in-store product demonstrations with club stores or grocery retailers, which were $3.1 million in 2013, $2.4 million for the predecessor period from January 1, 2014 to July 16, 2014, and $2.5 million for the successor period from July 17, 2014 to December 31, 2014. The cost of product used in the demonstrations, which is insignificant, and the fees paid to the independent third-party providers who conduct the in-store demonstrations, are recorded as an expense when the event occurs. Product demonstrations are conducted by independent third-party providers designated by the various retailer or club chains. During the in-store demonstrations, the consumers in the stores receive small samples of our products. The consumers are not required to purchase our product in order to receive the sample.

General and Administrative Expenses

General and administrative expenses include salaries and wages, founder employment costs, depreciation of property and equipment, professional fees, amortization of intangible assets, insurance, travel and other operating expenses.

Equity-Based Compensation

The Company records equity-based compensation in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Compensation—Stock Compensation”, which requires the measurement and recognition of compensation expense for all

AMPLIFY SNACK BRANDS, INC.

equity-based payment awards made to employees and directors including incentive units or employee stock options based on estimated fair values. The fair value of each award is estimated on the grant date using a two-step process. See Note 14 for a further discussion of the valuation process. The equity-based compensation expense, net of forfeitures, is recognized using a straight-line basis over the requisite service period of the awards, which corresponds to the vesting periods of the awards. Compensation expense amounted to $0 million in 2013, $0 million for the predecessor period from January 1, 2014 to July 16, 2014, and $0.2 million for the successor period from July 17, 2014 to December 31, 2014.

Segment Reporting

FASB ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about a company’s operating segments. The Company determined its operating segment on the same basis that it uses to evaluate its performance internally. The Company has one business activity, marketing and distribution of BFY ready-to-eat snacking products, and operates as one operating segment. The Company’s chief operating decision-maker, its chief executive officer, reviews its operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Concentration Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. We maintain the majority of our cash and cash equivalents in the form of demand deposits with financial institutions that management believes are creditworthy.

The Company has one customer that, in total, accounted for 35.6% of net sales during 2013, 33.2% of net sales during the predecessor period from January 1, 2014 to July 16, 2014 and 36.3% of net sales during the successor period from July 17, 2014 to December 31, 2014. This customer represented 59.2% and 20.1% of the accounts receivable balances outstanding at December 31, 2013 and 2014, respectively. A second customer accounted for 21.6% of net sales during 2013, 21.5% of net sales during the predecessor period from January 1, 2014 to July 16, 2014 and 20.3% of net sales during the successor period from July 17, 2014 to December 31, 2014. This customer represented 15.8% and 33.1% of the accounts receivable balances outstanding at December 31, 2013 and 2014, respectively.

The Company relies on a limited number of suppliers for the ingredients used in manufacturing its products. In order to mitigate any adverse impact from a disruption of supply, the Company attempts to maintain an adequate supply of ingredients and believes that other vendors would be able to provide similar ingredients if supplies were disrupted. The Company outsources the manufacturing of its products to a co-manufacturer in the United States. The co-manufacturer represented 67.6% and 63.7% of accounts payable at December 31, 2013 and 2014, respectively. One other raw material vendor represented 18.0% of accounts payable at December 31, 2013.

Earnings per Unit/Share

The Company follows FASB ASC Topic 260 “Earnings Per Share” to account for earnings per unit/share. Basic earnings per unit/share has been computed based upon the weighted average number of common units/shares outstanding. Diluted earnings per unit/share has been computed based upon the weighted average number of common units/shares outstanding plus the effect of all potentially dilutive common units/stock equivalents, except when the effect would be anti-dilutive.

AMPLIFY SNACK BRANDS, INC.

Income Taxes

Deferred income taxes are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company records a liability for all tax positions if it is not “more likely than not” that the position is sustainable based on its technical merits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers”. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605, “Revenue Recognition,” and most industry-specific guidance throughout the Codification. The standard requires entities to recognize the amount of revenue that reflects the consideration to which the company expects to be entitled in exchange for the transfer of promised goods or services to customers. This ASU is effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years. The Company is in the process of assessing both the method and the impact of the adoption of ASU 2014-09 on its financial position, results of operations, cash flows and financial statement disclosures.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern: Disclosures about an Entity’s Ability to Continue as a Going Concern”. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The new guidance is effective for annual periods ending after December 15, 2016, and interim periods thereafter. The Company is currently assessing the impact of the adoption of ASU No. 2014-15 on its financial position, results of operations and financial statement disclosures.

3. INVENTORY

Inventories, net consist of the following (in thousands):

	Predecessor	Successor
	December 31, 2013	December 31, 2014
Raw materials:
Popcorn kernels	$548	$654
Sunflower oil	215	2,459
Seasonings	82	1,150
Finished goods	1,163	2,067

Inventories	$2,008	$6,330

AMPLIFY SNACK BRANDS, INC.

4. PROPERTY AND EQUIPMENT

Property and equipment are valued at cost. Property and equipment, net consist of the following (in thousands):

	Predecessor	Successor
	December 31, 2013	December 31, 2014
Machinery and equipment	$511	$929
Furniture and fixtures	20	44
Leasehold improvements	—	13

Total property and equipment	531	986
Less: Accumulated depreciation	(63)	(240)

Property and equipment, net	$468	$746

Depreciation expense amounted to $0.1 million for the successor period from July 17, 2014 to December 31, 2014, $0.1 million for the predecessor period from January 1, 2014 to July 16, 2014, and $0.1 million in 2013.

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following (in thousands):

		Predecessor	Successor
	Estimated Useful Life	December 31, 2013	December 31, 2014
Goodwill:
Beginning balance		$—	$—
Acquired during the year		—	45,694

Ending balance		$—	$45,694

Intangible assets:
Trade name	Indefinite	$—	$202,900
Customer relationship	15 years	—	62,300
Non-competition agreement	7 years	—	90

		$—	$265,290
Less: Accumulated amortization		—	(1,904)

Intangible assets, net		$—	$263,386

There was no amortization of intangibles in 2013 and for the predecessor period from January 1, 2014 to July 16, 2014. Amortization for intangibles totaled $1.9 million for the successor period from July 17, 2014 to December 31, 2014, and is included as part of general and administrative expense. The weighted average remaining amortization period of intangible assets at December 31, 2014 was 14.6 years.

AMPLIFY SNACK BRANDS, INC.

The estimated annual amortization expenses related to amortizable intangible assets is as follows for the years ending December 31 (in thousands):

2015	$4,166
2016	4,166
2017	4,166
2018	4,166
2019	4,166
Thereafter	39,656

6. DEFERRED FINANCING COSTS

Deferred financing costs consist of the following (in thousands):

	Predecessor	Successor
	December 31, 2013	December 31, 2014
Deferred financing costs	$—	$3,669
Less: accumulated amortization	—	(292)

Deferred financing costs, net	$—	$3,377

Amortization expense for deferred financing costs totaled $0.0 million in 2013, $0.0 million for the predecessor period from January 1, 2014 to July 16, 2014, and $0.3 million for the successor period from July 17, 2014 to December 31, 2014, and is included as part of interest expense.

7. ACCRUED LIABILITIES

The following table shows the components of accrued liabilities (in thousands):

	Predecessor	Successor
	December 31, 2013	December 31, 2014
Accrued Income Taxes	$—	$1,012
Unbilled Inventory	429	1,178
Accrued Commissions	429	805
Accrued Bonuses	600	536
Accrued Marketing Expense	0	411
Other Accrued Liabilities	$268	$402

Total Accrued Liabilities	$1,726	$4,344

8. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt consists of the following (in thousands):

	Predecessor	Successor
	December 31, 2013	December 31, 2014
Term loan	$—	$200,000
Revolver	—	—
Total debt	—	$200,000

Less: Current portion	—	10,000

Long-term debt	$—	$190,000

AMPLIFY SNACK BRANDS, INC.

The interest rates for outstanding obligations at December 31, 2014 for the Term Loan (as defined below) was 5.5%, while the commitment fee on the unused line was 0.5%.

On July 17, 2014, SkinnyPop Popcorn LLC entered into the Credit Agreement, which provided for a $150.0 million term loan facility and a $7.5 million revolving facility (with sublimits for swingline loans and the issuance of letters of credit). These senior secured credit facilities, or the Credit Facility, were guaranteed by the Company. The Credit Facility will mature on July 17, 2019, with an option to extend the maturity of the term loan with the consent of lenders willing to provide such extension.

The Credit Facility replaced the Company’s prior line of credit, which had a zero balance immediately prior to the entry into the Credit Facility. Immediately after the closing of the Credit Facility, total outstanding debt under the Credit Facility was approximately $150.0 million in term loan debt and $0 in borrowings under the revolving facility.

On August 18, 2014, we amended the Credit Facility, or the Amended Credit Facility, to remove certain total funded debt-to-EBITDA interest rate reductions and implement a static interest rate margin based on either the Eurodollar Rate or the Base Rate (as each is defined in the Amended Credit Facility).

On December 23, 2014, we amended the Amended Credit Facility to increase our term loan borrowings by $50.0 million to a total of $200.0 million, with such borrowings having the same interest rate as the original term loans under the Amended Credit Facility. In addition, we amended the financial covenants in the Amended Credit Facility to increase the total funded debt-to-EBITDA covenant for each quarterly period to reflect our higher leverage. The Amended Credit Facility, as amended, is referred to as the Second Amended Credit Facility. The interest rate on our outstanding indebtedness was 5.5% per annum as of December 31, 2014.

Proceeds from the initial term loan borrowings were primarily used to finance the Sponsor Acquisition and to pay fees and expenses in connection therewith. Proceeds of the Second Amended Credit Facility were primarily used to pay the December 2014 Special Dividend to the equityholders of Topco as discussed in Note 13. In the future, we may use the revolving facility for working capital and for other general corporate purposes, including acquisitions and investments and dividends and distributions, to the extent permitted under the Second Amended Credit Facility. The Second Amended Credit Facility also provides that, upon satisfaction of certain conditions, we may increase the aggregate principal amount of the loans outstanding thereunder by an amount not to exceed $50.0 million, subject to receipt of additional lending commitments for such loans.

Interest

Outstanding term loan borrowings under the Second Amended Credit Facility bear interest at a rate per annum equal to (a) the Eurodollar Rate plus 4.50% or (b) the Base Rate (equal in this context to the greater of (i) the prime rate, (ii) the federal funds rate plus 1/2 of 1.00% and (iii) the Eurodollar Rate plus 1.00%) (but subject to a minimum of 2.00%) plus 3.50%. The term loans under the Second Amended Credit Facility will amortize in equal quarterly installments of 1.25% of the initial principal amount $200 million beginning on December 31, 2014, with the balance due at maturity.

Outstanding amounts under the revolving facility bear interest at a rate per annum equal to (a) the Eurodollar Rate plus 4.50% or (b) the Base Rate (equal in this context to the greater of (i) the prime rate, (ii) the federal funds rate plus 1/2 of 1.00% and (iii) the Eurodollar Rate plus 1.00%) (but subject to a minimum of 2.00%) plus 3.50%. We are required to pay a commitment fee on the unused commitments under the revolving facility at a rate equal to 0.50% per annum.

AMPLIFY SNACK BRANDS, INC.

Guarantees

The loans and other obligations under the Second Amended Credit Facility (including in respect of hedging agreements and cash management obligations) are (a) guaranteed by the Company and its existing and future wholly-owned U.S. subsidiaries and (b) secured by substantially all of the assets of the Company and its existing and future wholly-owned U.S. subsidiaries, in each case subject to certain customary exceptions and limitations.

Covenants

As of the last day of any fiscal quarter of the Company, the terms of the Second Amended Credit Facility require the Company and its subsidiaries (on a consolidated basis and subject to certain customary exceptions) to maintain (x) a maximum total funded debt to consolidated EBITDA ratio of not more than 4.25 to 1.0, initially, and decreasing to 2.25 to 1.0 over the term of the Second Amended Credit Facility and (y) a minimum fixed charge coverage ratio of not less than 1.10 to 1.00. As of December 31, 2014 we were in compliance with our financial covenants.

In addition, the Second Amended Credit Facility contains (a) customary provisions related to mandatory prepayment of the loans thereunder with (i) 50% of Excess Cash Flow (as defined in the Second Amended Credit Facility), subject to step-downs to 25% and 0% of Excess Cash Flow at certain leverage-based thresholds and (ii) the proceeds of asset sales and casualty events (subject to certain customary limitations, exceptions and reinvestment rights) and (b) certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, investments, acquisitions, loans and advances, mergers, consolidations and asset dispositions, dividends and other restricted payments, transactions with affiliates and other matters customarily restricted in such agreements, in each case, subject to certain customary exceptions. The first payment based on Excess Cash Flow (as defined in the Second Amended Credit Facility) is dependent on our results for the year ended December 31, 2015 and due not later than May 6, 2016.

Although the Second Amended Credit Facility generally prohibits payments and dividends and distributions, we are permitted, subject to certain customary conditions such absence of events of default and compliance with financial covenants, to make payments, dividends or distributions including (a) earnout payments, (b) payments, dividends or distributions in cash from retained excess cash flow and certain proceeds from distributions from or sales of investments, (c) payments, dividends or distributions in an unlimited amount from the proceeds of equity issuances and (d) payments, dividends or distributions not to exceed $5.0 million in the aggregate.

Under the Second Amended Credit Facility the Founder Contingent Compensation may be paid at any time so long as no payment default under the Second Amended Credit Facility has occurred and is continuing and, immediately after giving effect to such payment, the Company has at least $5.0 million of cash and cash equivalents subject to a first priority lien in favor of the lenders party thereto plus availability under the revolving facility. In the event we are not permitted to pay the Founder Contingent Compensation under the Second Amended Credit Facility we are no longer obligated to make such payment under the employment agreements with the Founders subject to limited exception.

The Second Amended Credit Facility also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees or collateral documents, and change in control defaults.

AMPLIFY SNACK BRANDS, INC.

Other

Certain of the lenders under the Second Amended Credit Facility (or their affiliates) may provide, certain commercial banking, financial advisory, and investment banking services in the ordinary course of business for the Company and its subsidiaries, for which they receive customary fees and commissions.

Annual maturities of long-term debt as of December 31, 2014 are as follows (in thousands):

2015	$10,000
2016	10,000
2017	10,000
2018	10,000
2019	160,000

Total	$200,000

9. RELATED PARTY TRANSACTIONS

Employment Agreements

In connection with the Sponsor Acquisition, we entered into employment agreements with certain of our managers who held equity interests in our company prior to the acquisition and continue to hold equity interests in Topco. We entered into employment agreements with the Founders, which include the Founder Contingent Compensation. The employment agreements set forth each executive’s initial annual base salary of $200,000 and eligibility to participate in our benefit plans generally. The employment agreements also provide for each executive’s eligibility to receive a cash payment of up to $10 million (the “cash payment”), based on achievement by SkinnyPop Popcorn LLC of certain contribution margin metrics during the period commencing on January 1, 2015 and ending on December 1, 2015. Furthermore, in connection with the payments, SkinnyPop Popcorn LLC will provide each executive with an additional tax benefit equal to (i) in the case of the taxable year in which the cash payment is paid or any subsequent taxable year, the net excess (if any) of (A) the taxes that would have been paid by SkinnyPop Popcorn LLC in respect of such taxable year calculated without taking into account the payment of the cash payment over (B) the actual taxes payable by SkinnyPop Popcorn LLC in respect of such taxable year and (ii) in the case of any taxable year prior to the year in which the cash payment is paid, the amount of any tax refund resulting from carrying back any operating losses to the extent attributable to the cash payment. See Note 1.

Precision Capital Group LLC Consulting Services Agreements

We entered into two consulting services agreements with one of our stockholders, Precision Capital Group LLC, or (“Precision”). Jason Shiver, our executive vice president of sales, is a former employee, and a current equity holder, of Precision. In addition to his investment in the Company in connection with the Sponsor Acquisition, in 2013, Mr. Shiver also invested in the Company through Precision.

Sales Consulting Services Agreement

We entered into a sales consulting services agreements with Precision. Under the terms of this sales consulting services agreement, which we refer to as the Precision Sales Consulting Agreement, Precision agreed to provide sales professionals to work on behalf of the Company. Such sales

AMPLIFY SNACK BRANDS, INC.

professionals were entitled to a monthly stipend plus a commission based on sales performance. The Precision sales professionals were, at the time of the agreement, employees of Precision. Fees for consulting services under this agreement totaled $0.6 million in 2013, $0.9 million for the predecessor period from January 1, 2014 to July 16, 2014, and $0.0 million for the successor period from July 17, 2014 to December 31, 2014, and are included as part of sales and marketing expense.

Business Consulting Services Agreement

We entered into a business consulting agreement with Precision, which, together with the Precision Sales Consulting Agreement, we refer to as the Precision Agreements. Under this agreement, Precision provided business consulting services to us. Fees for consulting services under this agreement totaled $0.1 million in 2013, $0.1 million for the predecessor period from January 1, 2014 to July 16, 2014, and $0.0 million for the successor period from July 17, 2014 to December 31, 2014, and are included as part of sales and marketing expense.

Transition Services Agreement

The Precision Agreements were terminated on July 18, 2014, in connection with the Sponsor Acquisition. In connection with the termination of the Precision Agreements, we entered into a transition services agreement with Precision whereby, for a period of 90 days, Precision agreed to provide substantially the same services as it was providing under the Precision Agreements. The transition services agreement was not renewed at the expiration of its term. Fees for transition services under this agreement totaled $0.3 million for the successor period from July 17, 2014 to December 31, 2014.

Fees paid to Precision of $0.5 million were included in Sponsor Acquisition-related expenses in the predecessor period from January 1, 2014 to July 16, 2014.

Monticello Partners LLC Lease Agreement

The Company leases office space from a related party, Monticello Partners LLC, which is wholly-owned by one of Topco’s unitholders. The lease agreement expires on August 31, 2017. The Company is responsible for all taxes and utilities. Payments under this agreement were not material to the periods presented.

Future minimum lease payments for this lease, which had a non-cancelable lease term in excess of one year as of December 31, 2014, were as follows (in thousands):

2015	$27
2016	28
2017	19

Total	$74

10. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company entered into certain supply contracts for their popcorn kernels for various periods through October 2016. As of December 31, 2014 the Company’s purchase commitments remaining under these contracts totaled $13.3 million. The contract also stipulates that if the Company fails to

AMPLIFY SNACK BRANDS, INC.

purchase the stated quantities within the time period specified, the Company could either (1) buy all remaining quantities under the contract, or (2) pay liquidated damages, including payment of the excess of the contract price over the market price for all remaining contracted quantities not purchased.

On February 27, 2014, the Company entered into an exclusive Manufacturing and Supply Agreement with the Company’s co-manufacturer for the production of certain snack products including popcorn and popcorn products. Upon termination, under the terms of the agreement, the Company would be obligated to purchase any packaging materials purchased by the co-manufacturer in reasonable anticipation of one or more forecasts provided by the Company. At December 31, 2014, the approximate value of packaging material was $1.9 million.

Lease Commitments

Rent expense from operating leases totaled $0.0 million for the successor period from July 17, 2014 to December 31, 2014, $0.0 million for the predecessor period from January 1, 2014 to July 16, 2014, and $0.0 million in 2013. As of December 31, 2014, minimum rental commitments under non-cancellable operating leases were (in thousands):

2015	$27
2016	28
2017	19

Total	$74

Legal Matters

From time to time, the Company is subject to claims and assessments in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results from operations or cash flow.

In February 2014, a class action complaint was filed against the Company in California alleging that the Company’s products were mislabeled in various respects in violation of California’s unfair competition and consumer advertising laws. The Company and plaintiffs entered into a settlement agreement in July 2014, which was not material to the financial position, results of operations or cash flows of the Company.

11. GEOGRAPHIC INFORMATION

Our net sales by geographic area are as follows (in thousands):

	Year ended December 31, 2013	Predecessor	Successor
		January 1, 2014 to July 16, 2014	July 17, 2014 to December 31, 2014
United States	$54,587	$64,809	$60,833
Canada	$1,123	$3,544	$3,171

All of our long-lived assets are located in the United States.

AMPLIFY SNACK BRANDS, INC.

12. INCOME TAXES

The components of the provision (benefit) for income taxes attributable to continuing operations are as follows:

Successor
July 17, 2014 to December 31, 2014
Income tax provision (benefit):
Current:
Federal	$5,224
State	1,388

Total current	$6,612

Deferred:
Federal	(2,478)
State	(648)

Total deferred	(3,126)

Total provision (benefit)	$3,486

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes are as follows:

Successor
December 31, 2014
Deferred tax assets
Allowance for bad debt	40
Allowance for promotional activity	1,120
Accrued expenses and other	682
Inventories	490
Acquisition costs	897
Contingent compensation	2,569

Total deferred tax assets	5,798

Deferred tax liabilities
Prepaid Expenses	(136)
Depreciation and amortization	(2,536)

Total deferred tax liabilities	(2,672)

Net deferred tax asset	3,126

AMPLIFY SNACK BRANDS, INC.

The Company’s income tax expense attributable to continuing operations differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 35% to income before taxes for the Successor period ended December 31, 2014 primarily as a result of the following:

Successor
July 17, 2014 to December 31, 2014
Income tax at U.S. statutory rate	35.0%
Effect of:
State taxes, net of federal benefit	5.8%
Other permanent items	1.1%
Other	0.5%

Income tax provision effective rate	42.4%

The tax year 2014 remains open to examination by the major taxing jurisdictions to which the Company is subject. The Company is not currently under audit in any major taxing jurisdiction.

The Company does not have any uncertain tax positions as of December 31, 2014. The Company’s policy is to accrue interest and penalties related to uncertain tax positions as a component of income tax expense. For the periods presented, the Company did not recognize any interest or penalties.

13. STOCKHOLDER’S/MEMBERS’ EQUITY

In connection with the Sponsor Acquisition, TA Associates and other members of Topco entered into a limited liability company agreement, which provided for, among other things, the issuance of four classes of units: (i) Class A Units, or preferred units, (ii) Class B Units, or common units, (iii) Class C-1 Units, which are profit interests and (iv) Class C-2 Units, which are profit interests (together with the Class C-1 Units, the “Class C Units”). Topco is the ultimate parent company of the Company.

Only the Class A Units and Class B Units have voting rights, as specifically set forth in the Amended and Restated Limited Liability Company Agreement of TA Topco 1, LLC, or the LLC Agreement. Each Class A Unit or Class B Unit entitles the holder to one (1) vote per Class A Unit or Class B Unit, respectively, on any matters to be decided by a vote of such members. No other class of units have voting rights. In the event of liquidation, preferred unit holders are entitled to return of the face amount of their contributions before any distributions are made to common or Class C Unit holders. Preferred and common unit holders are also entitled to a priority operating return before any income is allocated to Class C common unit holders. In the event of a liquidation, preferred and common unit holders are entitled to their accumulated priority operating return before any distributions are made to Class C common unit holders.

During the period ended December 31, 2014, the Company made a distribution of $59.8 million to its parent Topco, which subsequently distributed such proceeds to its unit holders. The Company refers to this distribution as the December 2014 Special Dividend.

AMPLIFY SNACK BRANDS, INC.

14. EQUITY-BASED COMPENSATION

Certain employees participate in the Company’s parent, TA Topco 1, LLC’s Equity Incentive Plan. The 2014 Plan was adopted by Topco’s board of directors and approved by its unitholders in July 2014. As of December 31, 2014, 6,955,194 Class C-1 units and 5,571,410 Class C-2 units were outstanding under the 2014 Plan and 101,152,914 Class C-1 units and 110,052,235 Class C-2 units remained available for future grant under the terms of the 2014 Plan. The Class C units represent profit interests and have no capital contribution requirement. In the event that any outstanding awards under the 2014 Plan are forfeited, cancelled, reacquired by Topco prior to vesting or otherwise terminated, the number of units underlying such award will becomes available for grant under the 2014 Plan.

Because the Company is a wholly-owned subsidiary of Topco, its employees, officers, directors, manager and consultants, as well as employees, officers, directors, managers and consultants of its subsidiaries, were eligible to participate in the 2014 Plan. Topco’s board of directors administers the 2014 Plan. The plan administrator may select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2014 Plan.

Units granted are subject to the terms and conditions of the LLC Agreement, as well as the terms and conditions of the 2014 Plan. Both Class C-1 and C-2 units are time-based units, however the Class C-2 units are also subject to a performance hurdle related to a tiered distribution if certain criteria are met. This performance hurdle is subject to the realization by Class A unit-holders, through one or more distribution events, of an aggregate amount of proceeds in respect of their Class A Units equal to three times such members’ aggregate Class A contribution amount, taking into account all proceeds received by such members in respect of their Class A Units from such distribution events. The Class C units vest 25% on the first anniversary of the vesting reference date applicable to individual grants, and thereafter, 2.0833% on the final day of each of the following 36 months, subject to continued service through each applicable vesting date. Upon a termination of service relationship by Topco, all unvested units will be forfeited and all vested units may be repurchased by Topco.

In the event of Sale Event (as defined in the LLC Agreement), the 2014 Plan provides that each unvested unit will be immediately forfeited, unless such units will be assumed, continued or substituted with a comparable award by the Company’s successor company or its parent. In the event that the unvested units terminate in connection with a transaction, TA Topco 1, LLC may provide each unit holder with a cash payment equal to the fair market value of a unit multiplied by the number of units.

Subject to any additional transfer restrictions set forth in the LLC Agreement, units granted under the 2014 Plan may not be sold, exchanged, transferred, assigned, distributed, pledged or otherwise disposed of or encumbered without the prior consent of the plan administrator.

Topco’s board of directors may amend or modify the 2014 Plan at any time; provided, that any amendment that adversely affects rights under any outstanding award will require consent by the holder of such award. The 2014 Plan will terminate upon the consummation of an initial public offering.

In connection with the Corporate Reorganization, all of the outstanding equity awards that have been granted under the TA Topco 1, LLC 2014 Equity Incentive Plan will be converted into shares of the common stock and restricted stock of Amplify Snack Brands, Inc. The portion of the outstanding Class C units that have vested as of the consummation of the Corporate Reorganization will be converted into shares of common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of Amplify Snack Brand’s restricted stock, which will be granted under the 2015 Plan. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares are converted.

AMPLIFY SNACK BRANDS, INC.

The following summarizes the activity of the unvested incentive units for the period from July 17, 2014 to December 31, 2014:

	Successor
	July 17, 2014 to December 31, 2014
	Class C-1 Units	Class C-2 Units
Number of units
Non-vested as of July 17, 2014	—	—
Issued	6,955,194	5,571,410
Forfeited	—	—
Vested	—	—
Non-vested as of December 31, 2014	6,955,194	5,571,410
Expected to vest at December 31, 2014	6,955,194	5,571,410

Weighted Average Grant Date Fair Value
Non-vested as of July 17, 2014	$—	—
Issued	$0.95	0.18
Forfeited	—	—
Vested	—	—
Non-vested as of December 31, 2014	$0.95	0.18

(In Thousands)
Compensation expense recorded during the period	$191	44
Unamortized costs at December 31, 2014	$6,416	959

At December 31, 2014, the weighted-average remaining vesting term of unvested units was approximately 44 months.

Valuation of our Equity Awards

In the absence of a public trading market for our securities, the Company’s board of directors has determined the estimated fair value of the equity-based compensation awards at the date of grant based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.

The valuation of Topco’s equity was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models are highly complex and subjective. The Company bases its assumptions on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of the equity awards as of the grant date including, but not limited to, the following factors:

•	lack of marketability;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the U.S. capital market conditions;

•	the Company’s stage of development; and

•	likelihood of achieving a liquidity event, such as this offering, given prevailing market conditions.

AMPLIFY SNACK BRANDS, INC.

The valuation of the equity-based compensation awards involved a two-step process. First, the Company determined its business equity value using an enterprise value based on the income approach, specifically a discounted cash flow, or DCF, analysis. A market approach, which estimates the fair value of the Company, by applying market multiples of comparable peer companies in its industry or similar lines of business to its historical and/or projected financial metrics, was also developed to corroborate the reasonableness of the DCF indication of enterprise value. The values determined by the income and the market approach were comparable. Second, the business equity value was allocated among the securities that comprise the capital structure of the Company using the Option-Pricing Method, or OPM, as described in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. See below for a description of the valuation and allocation methods.

The DCF analysis required the development of the forecasted future financial performance of the Company, including revenues, operating expenses and taxes, as well as working capital and capital asset requirements. The discrete forecast period analyzed extends to the point at which the Company will be expected to have reached a steady state of growth and profitability. The projected cash flows of the discrete forecast period are discounted to a present value employing a discount rate that properly accounts for the estimated market weighted average cost of capital. Finally, an assumption is made regarding the sustainable long-term rate of growth beyond the discrete forecast period, and a residual value is estimated and discounted to a present value. The sum of the present value of the discrete cash flows and the residual, or “terminal” value represents the estimated fair value of the total enterprise value of the Company. This value is then adjusted for non-operational assets, liabilities and interest bearing debt to conclude the equity value of the Company.

The financial forecasts prepared took into account the Company’s past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and may change as a result of new operating data and economic and other conditions that may impact the Company’s business.

Once the equity value of the Company is estimated, it is then allocated among the various classes of securities to arrive at the fair value of the awards. For this allocation, the OPM was used for all grants. The OPM entails allocating the equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the call options. This model defines the securities’ fair values as functions of the current fair value of a company and requires the use of assumptions such as the anticipated holding period and the estimated volatility of the equity securities.

The following table summarizes the key assumptions used in the OPM allocation as of December 4, 2014:

Assumptions
Time to liquidity event	2 years
Volatility	30.00%
Risk-free rate	0.55%
Dividend yield	0.00%
Lack of marketability discount	16%

The expected term of 2 years represents management’s expected time to a liquidity event as of the valuation date. The volatility assumption is based on the estimated stock price volatility of a peer

AMPLIFY SNACK BRANDS, INC.

group of comparable public companies over a similar term. The risk-free rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term. As of December 4, 2014, the only grant date in 2014, the Company used an expected dividend yield of zero as we had never declared or paid any cash dividends and at that time did not plan to pay cash dividends in the foreseeable future.

The value derived from the OPM model was reduced by a 16% lack of marketability discount in the determination of fair values of the awards at the grant date. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the equity awards.

15. SUBSEQUENT EVENTS

In April 2015, the Company acquired 100% of the shares of Paqui, LLC, a manufacturer and marketer of tortilla chips and pre-packaged tortillas.

Employee Benefit Plans

On April 1, 2015, the Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Under the plan, the Company matches 100% up to a maximum of 6% of eligible compensation, not to exceed annual IRS contribution limits. Contribution expense was not material.

Operating Leases

The Company entered into an operating lease for its headquarters office location in Austin, Texas. The lease was effective February 26, 2015 and has a nine year term.

Forward Stock Split

On July 14, 2015, the Company filed a Certificate of Amendment to its Certificate of Incorporation to effect a 75,000 for 1 forward stock split of its outstanding common stock and to increase the authorized shares of common stock to 75,000,000. The par value per share was not adjusted as a result of the forward stock split. All issued and outstanding shares of common stock and the related per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the forward stock split for all periods presented. The effect of the stock split was not previously reflected in the capital stock and additional paid in capital balances in the December 31, 2014 consolidated balance sheet and consolidated statement of stockholder’s equity. The capital stock and additional paid in capital balances in the accompanying December 31, 2014 consolidated balance sheet and consolidated statement of stockholder’s equity have been corrected by increasing the capital stock balance by $8 thousand (75,000,000 shares multiplied by $0.0001 par value) and decreasing additional paid in capital by the same amount.

AMPLIFY SNACK BRANDS, INC.

Condensed Consolidated Statements of Income

(unaudited)

(In thousands, except units/shares outstanding and per unit/share information)

	Predecessor	Successor
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
NET SALES	$61,168	$91,629
COST OF GOODS SOLD	26,710	40,527

GROSS PROFIT	34,458	51,102
Sales & marketing expenses	4,597	8,634
General & administrative expenses	1,268	21,017

TOTAL OPERATING EXPENSES	5,865	29,651
OPERATING INCOME	28,593	21,451
Interest expense	—	6,013

PRE-TAX INCOME	28,593	15,438
Income tax expense	—	6,974

NET INCOME	$28,593	$8,464

Basic and diluted earnings per unit/share	$71,482.50	$0.11
Basic and diluted weighted average units/shares outstanding	400	75,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Condensed Consolidated Balance Sheets

(unaudited)

(In thousands, except share data)

	Successor
	December 31, 2014	June 30, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,615	$12,935
Accounts receivable, net of allowances of $2,961 and $2,740, respectively	10,066	13,886
Inventories	6,330	5,295
Net deferred tax assets—current portion	2,196	2,196
Other current assets	551	4,964

Total current assets	24,758	39,276
PROPERTY AND EQUIPMENT—Net	746	1,812
OTHER ASSETS:
Goodwill	45,694	47,719
Intangible assets	263,386	271,595
Net deferred tax assets—long term	930	—
Other assets	3,377	3,210

TOTAL	$338,891	$363,612

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,443	$11,248
Accrued liabilities	4,344	4,611
Senior term loan—current portion	10,000	10,250
Founder contingent consideration—current portion	593	13,736
Other current liabilities	—	593

Total current liabilities	21,380	40,438
LONG-TERM LIABILITIES
Senior term loan	190,000	192,188
Revolving credit facility	—	10,000
Notes payable, net	—	3,817
Founder contingent consideration	6,343	2,403
Net deferred tax liabilities—long term	—	4,663
Other liabilities	—	1,358

Total long-term liabilities	196,343	214,429
COMMITMENT AND CONTINGENCIES (NOTE 11)
SHAREHOLDER’S EQUITY:
Capital stock ($0.0001 par value, 75,000,000 shares authorized, issued and outstanding at December 31, 2014 and June 30, 2015)	8	8
Additional paid in capital	116,422	95,535
Retained earnings	4,738	13,202

Total shareholder’s equity	121,168	108,745

TOTAL	$338,891	$363,612

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Condensed Consolidated Statement of Shareholder’s/Member’s Equity

(unaudited)

(In thousands, except for number of units and shares)

	Units		Additional Paid in Capital	Retained Earnings	Total
	Units	Amount
Predecessor
BALANCE—December 31, 2013	400	$—	$—	$7,067	$7,067
Net income	—	—	—	28,593	28,593
Distributions paid	—	—	—	(23,886)	(23,886)

BALANCE—June 30, 2014	400	$—	$—	$11,774	$11,774

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount
Successor
BALANCE—December 31, 2014	75,000,000	$8	$116,422	$4,738	$121,168
Net income	—	—	—	8,464	8,464
Capital distributions	—	—	(22,285)	—	(22,285)
Equity-based incentive compensation	—	—	1,398	—	1,398

BALANCE—June 30, 2015	75,000,000	$8	$95,535	$13,202	$108,745

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(In thousands)

	Predecessor	Successor
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2015
Operating activities:
Net income	$28,593	$8,464
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	70	108
Amortization of intangible assets	—	2,101
Amortization of deferred financing costs and debt discount	—	389
Deferred income taxes	—	5,593
Equity-based compensation expense	—	1,438
Founder contingent compensation	—	9,203
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(4,316)	(3,686)
Inventories	(1,131)	1,073
Other current assets	35	(4,454)
Deferred rent and lease incentive liability	—	96
Accounts payable	2,129	4,626
Accrued and other liabilities	119	526

Net cash provided by operating activities	25,499	25,477
Investing activities:
Purchase of Paqui, LLC, net of cash acquired	—	(7,830)
Acquisition of property and equipment	(278)	(311)

Net cash used in investing activities	(278)	(8,141)
Financing activities:
Capital distributions	(23,886)	(22,285)
Term loan borrowing	—	7,500
Payments on term loan	—	(5,062)
Draws from revolving credit facility	—	15,000
Pay downs on revolving credit facility	—	(5,000)
Deferred financing costs	—	(169)

Net cash used in financing activities	(23,886)	(10,016)

Increase in cash and cash equivalents	1,335	7,320
Cash—Beginning of period	3,519	5,615

Cash—End of period	4,854	12,935
Supplemental disclosure of cash flow information:
Income taxes paid	$—	$6,887
Interest paid	$—	$5,616
Non-cash activities during the period:
Issuance of notes payable as consideration	$—	$3,806
Contingent consideration	$—	$595
Acquisition of property and equipment via financing	$—	$833

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMPLIFY SNACK BRANDS, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. BUSINESS AND BASIS OF PRESENTATION

We are a high growth, snack food company focused on developing and marketing products that appeal to consumers’ growing preference for Better-For-You (“BFY”) snacks. We contract with a third-party firm to manufacture our products, and we operate in multiple channels of trade to distribute our products to consumers.

Amplify Snack Brands, Inc. is a wholly-owned subsidiary of TA Topco 1, LLC (“Topco”). Pursuant to the terms of the Corporate Reorganization that will be completed prior to the consummation of this offering, Topco will dissolve and in liquidation, will distribute all of the shares of capital stock of Amplify Snack Brands, Inc. to its members in accordance with the limited liability company greement of Topco. Amplify Snack Brands, Inc. currently owns 100% of the membership units of its subsidiary SkinnyPop Popcorn LLC (collectively the “Company”).

On July 17, 2014, SkinnyPop Popcorn LLC (“Predecessor”) was acquired (the “Sponsor Acquisition”) by investment funds and entities associated with TA Associates, L.P., a private equity entity (“TA Associates”). To affect the Sponsor Acquisition, the Predecessor’s members entered into a Unit Purchase Agreement (the “Purchase Agreement”) with Amplify Snack Brands, Inc. and TA Midco 1, LLC (“Midco”), whereby the members contributed all units of the Predecessor to Midco in exchange for cash and rollover stock. The Predecessor then merged with and into Midco, with Midco as the surviving entity. Midco subsequently changed its name to SkinnyPop Popcorn LLC, a subsidiary of Amplify Snack Brands, Inc.

The parties agreed to consummate the Sponsor Acquisition, subject to the terms and conditions set forth in the Unit Purchase Agreement, for an aggregate purchase consideration of $320 million, which included rollover stock from the Predecessor’s members representing approximately 14% of the Company. A portion of the purchase consideration is being held in escrow to secure post-closing purchase price adjustments and indemnity claims. The aggregate purchase consideration, plus related fees and expenses, was funded by the equity investment in Topco by affiliates of TA Associates as well as from certain members of management, and the net proceeds from the borrowing of a $150 million Term Loan due 2019 that bears initial interest at LIBOR (with a 1.00% LIBOR floor) plus 4.5% per annum. The Sponsor Acquisition and the financing transaction described above are collectively referred to herein as the “Transactions”. See Note 9 for a summary of the terms of the Term Loan.

The Transactions were consummated on July 17, 2014. The accompanying interim condensed consolidated financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding and succeeding the Sponsor Acquisition, respectively. The Sponsor Acquisition results in a new basis of accounting beginning on July 17, 2014 and the financial reporting periods are presented as follows:

•	The six months ended June 30, 2015 is the successor period, reflecting the Sponsor Acquisition.

•	The six months ended June 30, 2014 is the predecessor period. The interim condensed consolidated financial statements for this predecessor period have been prepared using the historical basis of accounting for the Company. As a result of the Sponsor Acquisition and the associated acquisition accounting, the interim condensed consolidated financial statements of the successor are not comparable to periods preceding the Sponsor Acquisition.

Total fees and expenses related to the Transactions aggregated to approximately $6.6 million consisting of $1.3 million of Sponsor Acquisition-related costs recognized in the predecessor period ($0.0 during the six months ended June 30, 2014), $2.2 million of Sponsor Acquisition-related costs recognized in the successor period ($0.0 during the six months ended June 30, 2015) and $3.1 million of deferred financing costs, also recognized in the successor period.

The Sponsor Acquisition has been accounted for under the acquisition method of accounting, whereby the purchase consideration was allocated to the tangible and intangible net assets acquired and liabilities assumed at their estimated fair values on the date of acquisition. The excess purchase consideration over fair value of net assets acquired and liabilities assumed was recorded as goodwill and represents a value attributable to brand recognition associated with the Company’s products and position in the BFY snack category. Of the $45.7 million of goodwill recorded by the Company, $19.2 million is expected to be deductible for income tax purposes. The fair value measurements for intangible assets were calculated using a discounted cash flow approach, which includes unobservable inputs classified as Level 3 within the fair value hierarchy. The amount and timing of future cash flows were based on the Company’s most recent operational forecasts. In preparing the purchase price allocations, the Company considered a report of a third party valuation expert. The Company has completed its review of the purchase consideration and estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

The following table summarizes the purchase consideration and estimated fair value of assets acquired and liabilities assumed at the date of acquisition (in thousands):

Purchase consideration:
Cash paid as purchase consideration	$280,750
Cash paid into escrow	14,250
Value of equity issued	25,000

Total purchase consideration	$320,000
Less: Cash and cash equivalents acquired	548

Total purchase price—net of cash and cash equivalents acquired	$319,452

Fair value of net assets acquired and liabilities assumed:
Current assets	$12,671
Property and equipment	667
Indefinite-lived identifiable intangible asset—trade name	202,900
Definite-lived identifiable intangible assets—customer relationships	62,300
Definite-lived identifiable intangible assets—non-competition agreements	90
Current liabilities	(4,870)

Total fair value of net assets acquired and liabilities assumed	$273,758

Excess purchase consideration over fair value of net assets acquired (goodwill)	$45,694

In connection with the Sponsor Acquisition, the Company’s founders entered into employment agreements with the Company through December 31, 2015. Under the terms of these agreements, and subject to continuing employment, the founders are each eligible to receive up to $10 million upon the Company’s achievement of certain contribution margin benchmarks during the period commencing on January 1, 2015 and ending on December 31, 2015. The founders are also eligible to receive further payment contingent on the potential future tax savings associated with the deductibility of the payments under these agreements. At June 30, 2015, all payments under these agreements were expected to amount to $26.8 million (the “Founder Contingent Compensation”), including the expected benefit associated with the tax savings. On December 23, 2014, the Company entered into a Prepayment Agreement with the founders to reflect a $750,000 bonus payment to each founder and a reduction of the Company’s future Founder Contingent Compensation obligations. The Company is recognizing the fair value of the associated obligation ratably over the contractual service period. Total expense related thereto amounted to $9.2 million in the successor six months ended June 30, 2015.

Pro Forma Combined Financial Information (Unaudited)

The following unaudited pro forma combined financial information reflects the consolidated statements of income of the Company as if the Sponsor Acquisition had occurred as of January 1, 2014. The pro forma information includes adjustments primarily related to the amortization of intangible assets acquired and interest expense associated with aggregate term loan and revolving facility borrowings totaling $207.5 million and $15.0 million, respectively, in connection with the Sponsor Acquisition and December 2014 and May 2015 Special Dividends. The pro forma combined financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date (in thousands, except per share data):

(Unaudited)	Pro Forma Six Months Ended June 30, 2014	Pro Forma Six Months Ended June 30, 2015
Net sales	$61,168	$91,629
Net income	7,016	9,887
Basic and diluted net income per share	$0.09	$0.13

The previous information reflects the estimated compensation expense associated with the Founder Contingent Compensation (as defined above) in connection with the Sponsor Acquisition, based on our achievement of certain contribution margin benchmarks during the fiscal year 2015, and the tax benefit, to the extent realized by us, associated with the arrangement, that would have been recognized if the employment agreements had been in effect from January 1, 2014. The total estimated obligation of $26.8 million is being recognized ratably over the approximately 18-month contractual service period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim condensed consolidated balance sheets as of December 31, 2014 and June 30, 2015, the interim condensed consolidated statement of stockholder’s/member’s equity for the six months ended June 30, 2014 and 2015, the interim condensed consolidated statements of operations for the six months ended June 30, 2014 and 2015 and the interim condensed consolidated statements of cash flows for the six months ended June 30, 2014 and 2015 are unaudited. These interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto contained elsewhere in this prospectus. The December 31, 2014 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for audited financial statements.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to state fairly our financial position as of June 30, 2015 and results of our operations for the six months ended June 30, 2014 and 2015, and cash flows for the six months ended June 30, 2014 and 2015. The interim results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SkinnyPop Popcorn LLC. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The unaudited interim condensed consolidated financial statements are prepared in conformity with GAAP. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The Company routinely evaluates its estimates, including those related to accruals and allowances for customer programs and incentives, bad debts, income taxes, long-lived assets, inventories, equity-based compensation, accrued broker commissions and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities. Our term loan and revolving facility bear interest at a variable interest rate plus an applicable margin and, therefore, carrying amount approximates fair value.

The following table presents liabilities measured at fair value on a recurring basis:

	Successor
	December 31, 2014	June 30, 2015
Liabilities:
Founder contingent compensation—current	$593	$13,736
Founder contingent compensation—long term	6,343	2,403
Contingent consideration	—	595

Total liabilities	$6,936	$16,734

Founder Contingent Compensation

Considerable judgment is required in developing the estimate of fair value of Founder Contingent Compensation. The use of different assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

The fair value measurement of the Founder Contingent Compensation obligation relates to the employment agreements entered into in connection with the Sponsor Acquisition. The fair value measurement is based upon significant inputs not observable in the market (Level 3). Changes in the value of the obligation are recorded as income or expense in our consolidated statements of income. To determine the fair value, we valued the total contingent compensation liability based on the expected probability weighted compensation payments corresponding to the performance thresholds agreed to under the applicable employment agreements, as well as the associated income tax benefit using the estimated tax rates that will be in effect. The current estimate represents the recognizable portion based on the maximum potential obligation allowable under the employment agreements. As discussed in Note 1, the Company is recognizing the fair value of the associated obligation ratably over the contractual service period.

Contingent Consideration

In April 2015, the Company acquired Paqui, LLC (“Paqui”) for total consideration of $12.2 million, of which, $0.6 million is contingent upon the achievement of a defined contribution margin in excess of the sum of the original principal amount and accrued interest of the notes issued to the sellers of Paqui. We estimated the original fair value of the contingent consideration as the mid-point of the range indicated by the present value of the contingent payment based on management’s forecast in 2018 (“earn-out period”) and the Black-Scholes option pricing method. The fair value measurement is based upon significant inputs not observable in the market (Level 3). The contingent consideration is included in other liabilities in the consolidated balance sheet.

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable

The Company offers its customers a variety of sales and incentive programs, including price discounts, coupons, slotting fees, in-store displays and trade advertising. The costs of these programs are recognized at the time the related sales are recorded and are classified as a reduction in net sales. These program costs are estimated based on a number of factors including customer participation and performance levels.

As of December 31, 2014 and June 30, 2015, the Company recorded total allowances against trade accounts receivable of $3.0 million and $2.7 million, respectively. Recoveries of receivables previously written off are recorded when received.

Concentration Risk

Customers with 10% or more of the Company’s net sales consist of the following:

	Net Sales
	Costco	Sam’s Club
Six Months Ended June 30,
2015	33%	17%
2014	33%	22%

As of June 30, 2015, Costco and Sam’s Club represented 25% and 16%, respectively, of the accounts receivable balances outstanding. The same two customers represented 18% and 31%, respectively, of accounts receivable as of December 31, 2014.

The Company outsources the manufacturing of its products to Assemblers Food Packaging LLC (“Assemblers”), a co-manufacturer in the United States. Assemblers represented 64% and 54% of accounts payable at December 31, 2014 and June 30, 2015, respectively.

Earnings per Unit/Share

The Company follows FASB ASC Topic 260 “Earnings Per Share” to account for earnings per unit/share. Basic earnings per unit/share has been computed based upon the weighted average number of common units/shares outstanding. Diluted earnings per unit/share has been computed based upon the weighted average number of common units/shares outstanding plus the effect of all potentially dilutive common units/stock equivalents, except when the effect would be anti-dilutive. Refer to Note 14 for a discussion regarding the forward stock split that occurred in July 2015.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers”. This ASU supersedes the revenue recognition requirements in Accounting Standards Codification 605, “Revenue Recognition”, and most industry-specific guidance throughout the Codification. The standard requires entities to recognize the amount of revenue that reflects the consideration to which the company expects to be entitled in exchange for the transfer of promised goods or services to customers. This ASU is effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years. On July 9, 2015, the FASB affirmed its April 1, 2015 proposal to defer the effective date of the new revenue standard for all entities by one year. Upon voting by the FASB on a forthcoming ASU, the standard will be effective for interim and annual periods beginning after December 15, 2017. The Company is in the process of assessing both the method and the impact of the adoption of ASU 2014-09 on its financial position, results of operations, cash flows and financial statement disclosures.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern: Disclosures about an Entity’s Ability to Continue as a Going Concern”. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. The new guidance is effective for annual periods ending after December 15, 2016, and interim periods thereafter. The Company is currently assessing the impact of the adoption of ASU No. 2014-15 on its financial position, results of operations and financial statement disclosures.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, which changes the presentation of debt issuance costs in financial statements. ASU No. 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability, rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The ASU is effective for annual reporting periods beginning after December 15, 2016. The new guidance will be applied retrospectively to each prior period presented. The Company currently presents debt issuance costs as an asset and upon adoption of this ASU in 2017, will present such debt issuance costs as a direct deduction from the related debt liability.

3. ACQUISITION

In April 2015, the Company acquired Paqui, a manufacturer and marketer of tortilla chips and pre-packaged tortillas for total consideration of $12.2 million. This acquisition has been accounted for under the acquisition method of accounting, whereby the purchase consideration was allocated to tangible and intangible net assets acquired and liabilities assumed at their estimated fair values on the date of acquisition. The excess purchase consideration over fair value of net assets acquired and liabilities assumed was recorded as goodwill and represents a value attributable to brand recognition associated with Paqui’s products and position in the BFY snack category. The Company incurred $0.2 million of acquisition-related costs during the six months ended June 30, 2015, which is included in general and administrative expenses.

Our management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts. We have one year from the date of completion of the Paqui Acquisition to finalize these amounts. Therefore, the valuation of the acquired intangible assets, including goodwill, as well as the valuation of the earn-out contingent consideration remains open as management continues to evaluate related information and corresponding fair value procedures and methodologies. The following table sets forth the preliminary allocation of the purchase consideration for Paqui to the estimated fair value of the net assets acquired at the date of acquisition (in thousands):

Purchase consideration:
Cash paid as purchase consideration	$8,214
Fair value of notes payable issued to sellers as consideration	3,806
Fair value of contingent consideration	595

Total purchase consideration	12,615
Less: cash and cash equivalents acquired	(384)

Total purchase price- net of cash and cash equivalents acquired	12,231
Fair value of net assets acquired and liabilities assumed:
Current assets	172
Property and equipment	31
Indefinite-lived identifiable intangible asset- trade name	9,000
Definite-lived identifiable intangible assets- customer relationships	1,310
Current liabilities	(307)

Total fair value of net assets acquired and liabilities assumed	10,206

Excess purchase consideration over fair value of net assets acquired (goodwill)	$2,025

Pro Forma Combined Financial Information (Unaudited)

The following unaudited pro forma combined financial information reflects the consolidated statements of income of the Company as if the Paqui Acquisition had occurred as of January 1, 2014. The pro forma information includes adjustments primarily related to the amortization of intangible assets acquired and interest expense associated with the issuance of $4 million in notes payable to the sellers of Paqui. The pro forma combined financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed date (in thousands, except per share data):

(Unaudited)	Pro Forma Six Months Ended June 30, 2014	Pro Forma Six Months Ended June 30, 2015
Net sales	$61,513	$91,758
Net income (loss)	27,977	8,129
Basic and diluted net income (loss) per share	$69,942.50	$0.11

4. INVENTORY

Inventories, net consist of the following (in thousands):

	Successor
	December 31, 2014	June 30, 2015
Raw materials:
Corn kernels	$654	$278
Sunflower oil	2,459	316
Seasonings	1,150	155
Film/Corrugate	—	1,916
Finished goods	2,067	2,630

Inventories, net	$6,330	$5,295

As of June 30, 2015, we had $393 thousand in reserves for inventory deemed obsolete. As of December 31, 2014, we had no inventory that was deemed obsolete. If future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

5. PROPERTY AND EQUIPMENT

Property and equipment are valued at cost. Property and equipment, net consist of the following (in thousands):

	Successor
	December 31, 2014	June 30, 2015
Machinery and equipment	$929	$975
Furniture and fixtures	44	311
Leasehold improvements	13	874

Total property and equipment	986	2,160
Less: Accumulated depreciation	(240)	(348)

Property and equipment, net	$746	$1,812

Depreciation expense amounted to $70,000 for the predecessor six months ended June 30, 2014 and $108,000 for the successor six months ended June 30, 2015, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following (in thousands):

		Successor
	Estimated Useful Life	December 31, 2014	June 30, 2015
Goodwill:
Beginning balance		$—	$45,694
Acquired during the year		45,694	2,025

Ending balance		$45,694	$47,719

Intangible assets:
Trade name	Indefinite	$202,900	$211,900
Customer relationship	15 years	62,300	63,610
Non-competition agreement	7 years	90	90

		$265,290	$275,600
Less: Accumulated amortization		(1,904)	(4,005)

Intangible assets, net		$263,386	$271,595

There was no amortization of amortizable intangibles for the predecessor six months ended June 30, 2014 and $2.1 million for the successor six months ended June 30, 2015. Amortization of intangible assets is included as part of general and administrative expense.

The estimated future amortization expenses related to amortizable intangible assets is as follows as of June 30, 2015 (in thousands):

Remainder of 2015	$2,126
2016	4,254
2017	4,254
2018	4,254
2019	4,254
Thereafter	40,553

7. DEFERRED FINANCING COSTS

Deferred financing costs consist of the following (in thousands):

	December 31, 2014	June 30, 2015
Deferred financing costs	$3,669	$3,838
Less: accumulated amortization	(292)	(670)

Deferred financing costs, net	$3,377	$3,168

There was no amortization expense for deferred financing costs for the predecessor six months ended June 30, 2014 and $0.4 million for the successor six months ended June 30, 2015. Amortization of deferred financing costs is included as part of interest expense.

8. ACCRUED LIABILITIES

The following table shows the components of accrued liabilities (in thousands):

	Successor
	December 31, 2014	June 30, 2015
Accrued Income Taxes	$1,012	$—
Unbilled Inventory	1,178	647
Accrued Commissions	805	824
Accrued Bonuses	536	1,350
Accrued Marketing Expense	411	47
Accrued Professional Fees	145	1,056
Other Accrued Liabilities	257	687

Total Accrued Liabilities	$4,344	$4,611

9. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt consists of the following (in thousands):

	Successor
	December 31, 2014	June 30, 2015
Term loan	$200,000	$202,438
Revolving facility	—	10,000
Notes payable, net of discount of $0 and $183, respectively	—	3,817

Total debt	$200,000	$216,255
Less: Current portion	(10,000)	(10,250)

Long-term debt	$190,000	$206,005

Credit Facility

On July 17, 2014, SkinnyPop Popcorn LLC entered into the Credit Agreement, which provided for a $150.0 million term loan facility and a $7.5 million revolving facility (with sublimits for swingline loans and the issuance of letters of credit). These senior secured credit facilities, or the Credit Facility, were guaranteed by the Company. The Credit Facility will mature on July 17, 2019, with an option to extend the maturity of the term loan with the consent of lenders willing to provide such extension.

On August 18, 2014, the Company amended the Credit Facility, or the Amended Credit Facility, to remove certain total funded debt-to-EBITDA interest rate reductions and implement a static interest rate margin based on either the Eurodollar Rate or the Base Rate (as each is defined in the Amended Credit Facility).

On December 23, 2014, the Company amended the Amended Credit Facility to increase its term loan borrowings by $50.0 million to a total of $200.0 million, with such borrowings having the same interest rate as the original term loans under the Amended Credit Facility. In addition, the Company amended the financial covenants in the Amended Credit Facility to increase the total funded debt-to-EBITDA covenant for each quarterly period to reflect our higher leverage. The Amended Credit Facility, as so amended, is referred to as the Second Amended Credit Facility.

On May 29, 2015, the Company amended the Second Amended Credit Facility to increase its term loan borrowings by $7.5 million to a total of $205 million, net of principal payments made in the first quarter of $2.5 million, and its revolving facility by $17.5 million to a total of $25 million. The Second Amended Credit Facility, as so amended, is referred to as the Third Amended Credit Facility. At the closing of the Third Amended Credit Facility, the Company borrowed $15 million under its revolving facility, which, along with its term loan borrowings, have the same interest rate as the term and revolving loans under the Second Amended Credit Facility. The interest rate on the Company’s outstanding indebtedness was 5.5% per annum at December 31, 2014 and June 30, 2015.

Proceeds from the initial term loan borrowings were primarily used to finance the Sponsor Acquisition and to pay fees and expenses in connection therewith. Proceeds of the Second Amended Credit Facility and Third Amended Credit Facility were primarily used to pay the December 2014 and May 2015 Special Dividends, respectively, to the equity holders of Topco. In the future, we may use the revolving facility for working capital and for other general corporate purposes, including acquisitions and investments and dividends and distributions, to the extent permitted under the Third Amended Credit Facility.

Interest

Outstanding term loan borrowings under the Third Amended Credit Facility bear interest at a rate per annum equal to (a) the Eurodollar Rate plus 4.50% or (b) the Base Rate (equal in this context to the greater of (i) the prime rate, (ii) the federal funds rate plus 1/2 of 1.00% and (iii) the Eurodollar Rate plus 1.00%) (but subject to a minimum of 2.00%) plus 3.50%. The term loans under the Third Amended Credit Facility will amortize in equal quarterly installments of 1.25% of the total principal amount of $205.0 million beginning on June 30, 2015, with the balance due at maturity.

Outstanding amounts under the revolving facility bear interest at a rate per annum equal to (a) the Eurodollar Rate plus 4.50% or (b) the Base Rate (equal in this context to the greater of (i) the prime rate, (ii) the federal funds rate plus 1/2 of 1.00% and (iii) the Eurodollar Rate plus 1.00%) (but subject to a minimum of 2.00%) plus 3.50%. We are required to pay a commitment fee on the unused commitments under the revolving facility at a rate equal to 0.50% per annum.

Guarantees

The loans and other obligations under the Third Amended Credit Facility (including in respect of hedging agreements and cash management obligations) are (a) guaranteed by the Company and its existing and future wholly-owned U.S. subsidiaries and (b) secured by substantially all of the assets of the Company and its existing and future wholly-owned U.S. subsidiaries, in each case subject to certain customary exceptions and limitations.

Covenants

As of the last day of any fiscal quarter of the Company, the terms of the Third Amended Credit Facility require the Company and its subsidiaries (on a consolidated basis and subject to certain customary exceptions) to maintain (x) a maximum total funded debt to consolidated EBITDA ratio of not more than 4.25 to 1.0, initially, and decreasing to 2.25 to 1.0 over the term of the Third Amended Credit Facility and (y) a minimum fixed charge coverage ratio of not less than 1.10 to 1.00. As of June 30, 2015, we were in compliance with our financial covenants.

In addition, the Third Amended Credit Facility contains (a) customary provisions related to mandatory prepayment of the loans thereunder with (i) 50% of Excess Cash Flow (as defined in the Third Amended Credit Facility), subject to step-downs to 25% and 0% of Excess Cash Flow at certain leverage-based thresholds and (ii) the proceeds of asset sales and casualty events (subject to certain customary limitations, exceptions and reinvestment rights) and (b) certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, investments, acquisitions, loans and advances, mergers, consolidations and asset dispositions, dividends and other restricted payments, transactions with affiliates and other matters customarily restricted in such agreements, in each case, subject to certain customary exceptions. The first payment based on Excess Cash Flow (as defined in the Third Amended Credit Facility) is dependent on our results for the year ended December 31, 2015 and due not later than May 6, 2016.

Although the Third Amended Credit Facility generally prohibits payments and dividends and distributions, we are permitted, subject to certain customary conditions such absence of events of default and compliance with financial covenants, to make payments, dividends or distributions including (a) earnout payments, (b) payments, dividends or distributions in cash from retained excess cash flow and certain proceeds from distributions from or sales of investments, (c) payments, dividends or distributions in an unlimited amount from the proceeds of equity issuances and (d) payments, dividends or distributions not to exceed $5.0 million in the aggregate.

Under the Third Amended Credit Facility the Founder Contingent Compensation may be paid at any time so long as no payment default under the Third Amended Credit Facility has occurred and is continuing and, immediately after giving effect to such payment, the Company has at least $5.0 million of cash and cash equivalents subject to a first priority lien in favor of the lenders party thereto plus availability under the revolving facility. In the event we are not permitted to pay the Founder Contingent Compensation under the Third Amended Credit Facility we are no longer obligated to make such payment under the employment agreements with the Founders subject to limited exception.

The Third Amended Credit Facility also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees or collateral documents, and change in control defaults.

Other

Certain of the lenders under the Third Amended Credit Facility (or their affiliates) may provide, certain commercial banking, financial advisory and investment banking services in the ordinary course of business for the Company and its subsidiaries, for which they receive customary fees and commissions.

Notes Payable

As discussed in more detail in Note 3, in April 2015, the Company issued $4.0 million in unsecured Notes to the sellers of Paqui. The Notes bear interest at a rate per annum of 1.5% with principal and interest due at maturity on March 31, 2018. The Company recorded an acquisition-date fair value discount of $0.2 million based on market rates for debt instruments with similar terms, which is amortized to interest expense over the term of the Notes using the effective-interest method.

Annual maturities of long-term debt as of June 30, 2015 are as follows (in thousands):

Remainder of 2015	$5,125
2016	10,250
2017	10,250
2018	14,250
2019	176,562

Total	$216,437

10. RELATED PARTY TRANSACTIONS

Employment Agreements

In connection with the Sponsor Acquisition, we entered into employment agreements with certain of our managers who held equity interests in our company prior to the acquisition and continue to hold equity interests in Topco. We entered into employment agreements with the Founders, which include the Founder Contingent Compensation. The employment agreements set forth each executive’s initial annual base salary of $200,000 and eligibility to participate in our benefit plans generally. The employment agreements also provide for each executive’s eligibility to receive a cash payment of up to $10 million (the “cash payment”), based on achievement by SkinnyPop Popcorn LLC of certain contribution margin metrics during the period commencing on January 1, 2015 and ending on December 31, 2015. Furthermore, in connection with the payments, SkinnyPop Popcorn LLC will provide each executive with an additional tax benefit equal to (i) in the case of the taxable year in which the cash payment is paid or any subsequent taxable year, the net excess (if any) of (A) the taxes that would have been paid by SkinnyPop Popcorn LLC in respect of such taxable year calculated without taking into account the payment of the cash payment over (B) the actual taxes payable by SkinnyPop Popcorn LLC in respect of such taxable year and (ii) in the case of any taxable year prior to the year in which the cash payment is paid, the amount of any tax refund resulting from carrying back any operating losses to the extent attributable to the cash payment. See Note 1.

Precision Capital Group LLC Consulting Services Agreements

We entered into two consulting services agreements with one of our stockholders, Precision Capital Group LLC, or (“Precision”). Jason Shiver, our executive vice president of sales, is a former employee, and a current equity holder, of Precision. In addition to his investment in the Company in connection with the Sponsor Acquisition, in 2013, Mr. Shiver also invested in the Company through Precision.

Sales Consulting Services Agreement

We entered into a sales consulting services agreements with Precision. Under the terms of this sales consulting services agreement, which we refer to as the Precision Sales Consulting Agreement, Precision agreed to provide sales professionals to work on behalf of the Company. Such sales professionals were entitled to a monthly stipend plus a commission based on sales performance. The Precision sales professionals were, at the time of the agreement, employees of Precision. Fees for consulting services under this agreement totaled $0.8 million for the predecessor six months ended June 30, 2014, and are included as part of sales and marketing expense. There were no fees related to this agreement for the successor six months ended June 30, 2015.

Business Consulting Services Agreement

We entered into a business consulting agreement with Precision, which, together with the Precision Sales Consulting Agreement, we refer to as the Precision Agreements. Under this agreement, Precision provided business consulting services to us. Fees for consulting services under this agreement totaled $72,000 for the predecessor six months ended June 30 2014, and are included as part of sales and marketing expense. There were no fees related to this agreement for the successor six months ended June 30, 2015.

Transition Services Agreement

The Precision Agreements were terminated on July 18, 2014, in connection with the Sponsor Acquisition. In connection with the termination of the Precision Agreements, we entered into a transition services agreement with Precision whereby, for a period of 90 days, Precision agreed to provide substantially the same services as it was providing under the Precision Agreements. The transition services agreement was not renewed at the expiration of its term. Because the transition services agreement was completed in 2014 no transition services were provided during the six months ended June 30, 2015 and accordingly, there were no fees for transition services under this agreement for the successor six months ended June 30, 2015.

Monticello Partners LLC Lease Agreement

The Company leases office space from a related party, Monticello Partners LLC, which is wholly owned by one of Topco’s unitholders. The lease agreement expires on August 31, 2017. The Company is responsible for all taxes and utilities. Payments under this agreement were not material to the periods presented.

Future minimum lease payments for this lease, which had a non-cancelable lease term in excess of one year as of June 30, 2015, were as follows (in thousands):

Remainder of 2015	$14
2016	28
2017	19

Total	$61

11. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company entered into certain supply contracts for their popcorn kernels for various periods through October 2016. As of June 30, 2015, the Company’s purchase commitments remaining under these contracts totaled $13.5 million. The contract also stipulates that if the Company fails to purchase the stated quantities within the time period specified, the Company could either (1) buy all remaining quantities under the contract, or (2) pay liquidated damages, including payment of the excess of the contract price over the market price for all remaining contracted quantities not purchased.

On April 29, 2015, the Company and Assemblers entered into an amendment (the “Assemblers Amendment”) to their manufacture and supply agreement dated February 27, 2014 (the “Assemblers Contract”). The Assemblers Amendment extends the initial term of the Assemblers Contract, requires the Company to pay a termination fee to Assemblers upon termination of the Assemblers Contract, and obligates the Company to make certain annual minimum purchases from Assemblers. As part of this Assemblers Amendment, the Company purchased $1.9 million of film and corrugate raw materials from Assemblers.

Lease Commitments

The Company entered into an operating lease for its headquarters office location in Austin, Texas. The lease was effective February 26, 2015 and has a nine year term.

Rent expense from operating leases totaled $12,000 for the predecessor six months ended June 30, 2014 and $110,000 for the successor six months ended June 30, 2015. As of June 30, 2015, minimum rental commitments under noncancellable operating leases were (in thousands):

Remainder of 2015	$177
2016	361
2017	360
2018	349
2019	358
Thereafter	1,678

Total	$3,283

Legal Matters

From time to time, the Company is subject to claims and assessments in the ordinary course of business. The Company is not currently a party to any litigation matter that, individually or in the aggregate, is expected to have a material adverse effect on the Company’s business, financial condition, results from operations or cash flow.

In February 2014, a class action complaint was filed against the Company in California alleging that the Company’s products were mislabeled in various respects in violation of California’s unfair competition and consumer advertising laws. The Company and plaintiffs entered into a settlement agreement in July 2014, which was not material to the financial position, results of operations cash flows of the Company.

12. INCOME TAXES

Our effective tax rate for the year is dependent on many factors, including the impact of enacted tax laws in jurisdictions in which we operate and the amount of pretax income we earn. The effective tax rate was 0% and 45.2% for the six months ended June 30, 2014 and 2015, respectively. The increase in tax rate is due to the Company becoming a tax paying entity in 2015 when the Company was not previously in 2014.

13. EQUITY-BASED COMPENSATION

Certain employees participate in the Company’s parent, TA Topco 1, LLC’s Equity Incentive Plan. The 2014 Plan was adopted by Topco’s board of directors and approved by its unitholders in July 2014. As of June 30, 2015, 8,106,613 Class C-1 units and 6,049,279 Class C-2 units were outstanding under the 2014 Plan and 6,103 Class C-1 units and 1,470,529 Class C-2 units remained available for future grant under the terms of the 2014 Plan. The Class C units represent profit interests and have no capital contribution requirement. In the event that any outstanding awards under the 2014 Plan are forfeited, cancelled, reacquired by Topco prior to vesting or otherwise terminated, the number of units underlying such award will become available for grant under the 2014 Plan.

Because the Company is a wholly-owned subsidiary of Topco, its employees, officers, directors, managers and consultants, as well as employees, officers, directors, managers and consultants of its subsidiaries, were eligible to participate in the 2014 Plan. Topco’s board of directors administers the

2014 Plan. The plan administrator may select award recipients, determine the size, types and terms of awards, interpret the plan and prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2014 Plan.

Units granted are subject to the terms and conditions of the LLC Agreement, as well as the terms and conditions of the 2014 Plan. Both Class C-1 and C-2 units are time-based units, however the Class C-2 units are also subject to a performance hurdle related to a tiered distribution if certain criteria are met. This performance hurdle is subject to the realization by Class A unit-holders, through one or more distribution events, of an aggregate amount of proceeds in respect of their Class A Units equal to three times such members’ aggregate Class A contribution amount, taking into account all proceeds received by such members in respect of their Class A Units from such distribution events. The Class C units vest 25% on the first anniversary of the vesting reference date applicable to individual grants, and thereafter, 2.0833% on the final day of each of the following 36 months, subject to continued service through each applicable vesting date. Upon a termination of service relationship by Topco, all unvested units will be forfeited and all vested units may be repurchased by Topco.

In the event of Sale Event (as defined in the LLC Agreement), the 2014 Plan provides that each unvested unit will be immediately forfeited, unless such units will be assumed, continued or substituted with a comparable award by the Company’s successor company or its parent. In the event that the unvested units terminate in connection with a transaction, TA Topco 1, LLC may provide each unit holder with a cash payment equal to the fair market value of a unit multiplied by the number of units.

Subject to any additional transfer restrictions set forth in the LLC Agreement, units granted under the 2014 Plan may not be sold, exchanged, transferred, assigned, distributed, pledged or otherwise disposed of or encumbered without the prior consent of the plan administrator.

Topco’s board of directors may amend or modify the 2014 Plan at any time; provided, that any amendment that adversely affects rights under any outstanding award will require consent by the holder of such award. The 2014 Plan will terminate upon the consummation of an initial public offering.

In connection with the Corporate Reorganization, all of the outstanding equity awards that have been granted under the TA Topco 1, LLC 2014 Equity Incentive Plan will be converted into shares of the common stock and restricted stock of Amplify Snack Brands, Inc. The portion of the outstanding Class C units that have vested as of the consummation of the Corporate Reorganization will be converted into shares of common stock and the remaining portion of unvested outstanding Class C units will be converted into shares of Amplify Snack Brand’s restricted stock, which will be granted under the 2015 Plan. The shares of restricted stock will be subject to time-based vesting conditions, in accordance with the terms and conditions of the Class C units from which such shares are converted.

The following summarizes the activity of the unvested incentive units for the six months ended June 30, 2015:

	Successor
	Six Months Ended June 30, 2015
	Class C-1 Units	Class C-2 Units
Number of units
Non-vested as of December 31, 2014	6,955,194	5,571,410
Issued	1,151,419	477,869
Forfeited	—	—
Vested	—	—
Non-vested as of June 30, 2015	8,106,613	6,049,279
Expected to vest at June 30, 2015	8,106,613	6,049,279
Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2014	$0.95	$0.18
Issued	1.60	0.97
Forfeited	—	—
Vested	—	—
Non-vested as of June 30, 2015	$1.04	$0.24

(In Thousands)
Compensation expense recorded during the period	$1,257	$181
Unamortized costs at June 30, 2015	$7,005	$1,243

At June 30, 2015, the weighted-average remaining vesting term of unvested units was approximately 38 months.

Valuation of our Equity Awards

In the absence of a public trading market for our securities, the Company’s board of directors has determined the estimated fair value of the equity-based compensation awards at the date of grant based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.

The valuation of Topco’s equity was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions the Company used in the valuation models are highly complex and subjective. The Company bases its assumptions on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of the equity awards as of the grant date including, but not limited to, the following factors:

•	lack of marketability;

•	the Company’s actual operating and financial performance;

•	current business conditions and projections;

•	the U.S. capital market conditions;

•	the Company’s stage of development; and

•	likelihood of achieving a liquidity event, such as this offering, given prevailing market conditions.

The valuation of the equity-based compensation awards involved a two-step process. First, the Company determined its business equity value using an enterprise value based on the income approach, specifically a discounted cash flow, or DCF, analysis. A market approach, which estimates the fair value of the Company, by applying market multiples of comparable peer companies in its industry or similar lines of business to its historical and/or projected financial metrics, was also developed to corroborate the reasonableness of the DCF indication of enterprise value.

The values determined by the income and the market approach were comparable. Second, the business equity value was allocated among the securities that comprise the capital structure of the Company using the Option-Pricing Method, or OPM, as described in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. See below for a description of the valuation and allocation methods.

The DCF analysis required the development of the forecasted future financial performance of the Company, including revenues, operating expenses and taxes, as well as working capital and capital asset requirements. The discrete forecast period analyzed extends to the point at which the Company will be expected to have reached a steady state of growth and profitability. The projected cash flows of the discrete forecast period are discounted to a present value employing a discount rate that properly accounts for the estimated market weighted average cost of capital. Finally, an assumption is made regarding the sustainable long-term rate of growth beyond the discrete forecast period, and a residual value is estimated and discounted to a present value. The sum of the present value of the discrete cash flows and the residual, or “terminal” value represents the estimated fair value of the total enterprise value of the Company. This value is then adjusted for non-operational assets, liabilities and interest bearing debt to conclude the equity value of the Company.

The financial forecasts prepared took into account the Company’s past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and may change as a result of new operating data and economic and other conditions that may impact the Company’s business.

Once the equity value of the Company is estimated, it is then allocated among the various classes of securities to arrive at the fair value of the awards. For this allocation, the OPM was used for all grants. The OPM entails allocating the equity value to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the call options. This model defines the securities’ fair values as functions of the current fair value of a company and requires the use of assumptions such as the anticipated holding period and the estimated volatility of the equity securities.

The following table summarizes the key assumptions used in the OPM allocation as of December 4, 2014:

Assumptions

• Time to liquidity event	2 years
• Volatility	30.00%
• Risk-free rate	0.55%
• Dividend yield	0.00%
• Lack of marketability discount	16%

The expected term of 2 years represents management’s expected time to a liquidity event as of the valuation date. The volatility assumption is based on the estimated stock price volatility of a peer group of comparable public companies over a similar term. The risk-free rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term. As of December 4, 2014, the only grant date in 2014, the Company used an expected dividend yield of zero as we had never declared or paid any ordinary cash dividends and at that time did not plan to pay cash dividends in the foreseeable future.

The value derived from the OPM model was reduced by a 16% lack of marketability discount in the determination of fair values of the awards at the grant date. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the equity awards.

For awards granted on February 24, 2015 and June 10, 2015, the Company used the Probability Weighted Expected Return Method, or PWERM, whereby the value of the various classes of securities is estimated based upon the analysis of future values for the company assuming various possible future liquidity events such as an initial public offering, or IPO, sale or merger. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class. The PWERM was selected due to the established nature of the Company, the prospect of a near term exit via an IPO or sale, and our ability to reasonably forecast financial performance.

First, future enterprise values of the Company were estimated using a range of Enterprise-to-EBITDA multiples. The valuation multiple range was established by consideration of valuation multiples indicated by the comparable public company and comparable transaction methods, both versions of the Market Approach. A DCF analysis was also performed to corroborate the Market Approach indications of value.

Second, the Company’s implied equity value was allocated among the various classes of securities using the PWERM. To apply the PWERM, the Company first estimated future enterprise values under various exit scenarios, and adjusted projected values of cash and debt for each scenario to determine the total expected equity value of the Company at the exit date.

As of February 24, 2015, the PWERM analysis reflected the Company’s belief that there was a 60% probability that the Company would complete an initial public offering and a 40% probability of a sale of the Company. The valuation used a risk adjusted discount rate of 14% and an estimated time to a liquidity event of 6 months.

The aggregate value of the Class C-1 and Class C-2 units derived from the PWERM allocation method was then divided by the number of respective units outstanding to arrive at the per unit value. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the units. This discount was 12% under an assumed IPO scenario and 8% under an assumed sale scenario. The higher discount under the IPO scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical IPO lock-up provisions.

As of June 10, 2015, the PWERM analysis reflected the Company’s belief that there was a 90% probability that the Company would complete an initial public offering and a 10% probability of a sale of the Company. The valuation used a risk adjusted discount rate of 12% and an estimated time to a liquidity event of 2 months.

The aggregate value of the Class C-1 and Class C-2 units derived from the PWERM allocation method was then divided by the number of respective units outstanding to arrive at the per unit value. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the units. This discount was 10% under an assumed IPO scenario and 5% under an assumed sale scenario. The higher discount under the IPO scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical IPO lock-up provisions.

The key subjective factors and assumptions used in the Company’s valuations of February 24, 2015 and June 10, 2015 grants primarily consisted of:

•	the probability and timing of the various possible liquidity events;

•	the selection of the appropriate market comparable transactions;

•	the selection of the appropriate comparable publicly traded companies;

•	the financial forecasts utilized to determine future cash balances and necessary capital requirements;

•	the estimated weighted-average cost of capital; and

•	the discount for lack of marketability.

14. SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after June 30, 2015 up through the date the Company issued these financial statements.

Forward Stock Split

On July 14, 2015, the Company filed a Certificate of Amendment to its Certificate of Incorporation to effect a 75,000 for 1 forward stock split of its outstanding common stock and to increase the authorized shares of common stock to 75,000,000. The par value per share was not adjusted as a result of the forward stock split. All issued and outstanding shares of common stock and the related per share amounts contained in the consolidated financial statements have been retroactively adjusted for the successor periods to reflect the forward stock split for all relevant periods presented. The effect of the stock split was not previously reflected in the capital stock and additional paid in capital balances in the December 31, 2014 consolidated balance sheet and consolidated statement of stockholder’s equity. The capital stock and additional paid in capital balances in the accompanying December 31, 2014 consolidated balance sheet and consolidated statement of stockholder’s equity have been corrected by increasing the capital stock balance by $8 thousand (75,000,000 shares multiplied by $0.0001 par value) and decreasing additional paid in capital by the same amount.

15,000,000 Shares

Amplify Snack Brands, Inc.

Common Stock

PROSPECTUS

                    , 2015

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee	$32,072
FINRA filing fee	41,900
Listing fee	250,000
Printing and engraving	700,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	800,000
Financial advisor fees	3,000,000
Custodian transfer agent and registrar fees	12,400
Miscellaneous	143,628

Total	$6,880,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Prior to the consummation of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the consummation of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the consummation of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the Sponsor Acquisition, on July 2, 2014, the registrant issued 1,000 shares or 75,000,000 after taking into account the 75,000 for 1 forward stock split of the registrant’s common stock, par value $0.0001 per share, to TA Topco 1, LLC, such that the registrant was a wholly-owned subsidiary of TA Topco 1, LLC. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information is not required or is either shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on July 30, 2015.

AMPLIFY SNACK BRANDS, INC.

By:	/s/ Thomas C. Ennis
Thomas C. Ennis
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas C. Ennis Thomas C. Ennis	Chief Executive Officer and Director (Principal Executive Officer)	July 30, 2015

/s/ Brian Goldberg Brian Goldberg	Chief Financial Officer (Principal Accounting and Financial Officer)	July 30, 2015

* Jeffrey S. Barber	Director	July 30, 2015

* William David Christ II	Director	July 30, 2015

* Chris Elshaw	Director	July 30, 2015

* Andrew S. Friedman	Director	July 30, 2015

* John K. Haley	Director	July 30, 2015

* Dawn Hudson	Director	July 30, 2015

* Pamela L. Netzky	Director	July 30, 2015

*By:	/s/ Thomas C. Ennis

Thomas C. Ennis Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1**	Certificate of Incorporation of the Registrant, as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant to be in effect immediately prior to the consummation of this offering.

3.3**	Bylaws of the Registrant, as currently in effect.

3.4**	Form of Amended and Restated Bylaws of the Registrant to be adopted immediately prior to the consummation of this offering.

4.1**	Form of common stock certificate of the Registrant.

4.2**	Form of Registration Rights Agreement, by and among the Registrant and certain of its stockholders.

4.3**	Form of Stockholders Agreement, by and among the Registrant and certain of its stockholders.

5.1**	Opinion of Goodwin Procter LLP.

10.1#**	Forms of Indemnification Agreement.

10.2#**	2015 Stock Option and Incentive Plan, and related form agreements thereunder.

10.3#**	Employment Agreement, dated July 17, 2014, by and between Thomas C. Ennis and TA Topco 1, LLC.

10.4#**	Employment Agreement, dated September 2, 2014, by and between Brian Goldberg and TA Topco 1, LLC.

10.5#**	Employment Agreement, dated July 17, 2014, by and between Jason Shiver and TA Topco 1, LLC.

10.6#**	Employment Agreement, dated July 17, 2014, by and between SkinnyPop Popcorn LLC and Pamela L. Netzky.

10.7#**	Employment Agreement, dated July 17, 2014, by and between SkinnyPop Popcorn LLC and Andrew S. Friedman.

10.8**	Office Lease, dated as of February 26, 2015, by and between International Bank of Commerce and the Registrant.

10.9**	Credit Agreement, dated as of July 17, 2014, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto, Jefferies Finance LLC and BNP Paribas Securities Corp.

10.10**	First Amendment to the Credit Agreement, dated as of August 18, 2014, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto, Jefferies Finance LLC and BNP Paribas Securities Corp.

10.11**	Second Amendment to the Credit Agreement, dated as of December 23, 2014, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto, Jefferies Finance LLC and BNP Paribas Securities Corp.

10.12**	Collateral Agreement, dated as of July 17, 2014, by and among SkinnyPop Popcorn LLC, the Registrant and Jefferies Finance, LLC.

Exhibit Number	Description

10.13†**	Manufacturing and Supply Agreement, dated February 27, 2014, between SkinnyPop Popcorn LLC and Assemblers Food Packaging LLC as amended by Addendum No. 1 to the Manufacturing and Supply Agreement, dated April 29, 2015.

10.14†**	Contract Regarding Sale of Goods No. 14-3-31, dated April 1, 2014, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn, as amended by the second addendum to Contract Regarding Sale of Goods dated September 8, 2014.

10.15†**	Contract Regarding Sale of Goods No. 14-12-23, dated January 22, 2015, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn.

10.16†**	Contract Regarding Sale of Goods No. 15-1-23, dated February 14, 2015, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn.

10.17†**	Contract Regarding Sale of Goods No. 15-1-27, dated February 14, 2015, by and between Preferred Popcorn, LLC and Skinny Pop Popcorn.

10.18**	Form of Tax Receivable Agreement.

10.19**	Offer Letter, dated September 23, 2014, by and between TA Topco 1, LLC and Dawn Hudson.

10.20**	Offer Letter, dated March 13, 2015, by and between TA Topco 1, LLC and John K. Haley.

10.21**	Offer Letter, dated May 7, 2015, by and between TA Topco 1, LLC and Chris Elshaw.

10.22**	Third Amendment to the Credit Agreement, dated as of May 29, 2015, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto and Jefferies Finance LLC.

10.23**	Form of Fourth Amendment to the Credit Agreement, by and among the Registrant, SkinnyPop Popcorn LLC, the lenders party thereto and Jefferies Finance LLC.

10.24#**	Non-Employee Director Compensation Policy.

10.25#**	Form of Employment Agreement with the Registrant’s executive officers.

21.1**	List of subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2**	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (see page II-4 of this Registration Statement on Form S-1).

**	Previously filed.
#	Indicates management contract or compensatory plan, contract or agreement.
†	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and submitted separately to the Securities and Exchange Commission.